Form 10-K405, Exhibit 13
period 1995-12-31
FIRST OAK BANCSHARES
filed 1996-03-28
CIK 717837

                                                                    Exhibit (13)

First Oak Brook Bancshares, Inc. Annual Report 1995. A quest for that one special bank.


                                     [Art]

First Oak Brook Bancshares, Inc., In Brief
----------------------------------------------------

Our Business
First Oak Brook Bancshares, Inc. is the 11th largest, independent publicly-held bank holding company headquartered in Illinois. Organized in 1983 and publicly-traded since 1985, its primary business is the ownership and control of Oak Brook Bank, an Illinois-chartered commercial bank. The Company employees 264 full-time equivalent employees.
    Oak Brook Bank offers full-service banking, trust and related financial services through a network of nine offices in suburban Chicagoland.

Our Markets
The Company is headquartered and its largest banking office is located in Oak Brook, Illinois, twenty miles west of downtown Chicago. Eight of its offices are located in the western suburbs of Chicago, seven of which are in DuPage County. DuPage, the second largest county in Illinois, has a population of approximately 850,000 and enjoys the highest median household income in the state. Its other office is located on Chicago's affluent North Shore. In addition, the Company markets its products and services through local advertising and, in the case of its credit card programs, also through national advertising and promotional activities.
--------------------------------------------------------------------------------

Our Vision
To excel as a leading provider of banking and related financial services in the communities we serve, we must...
1. Build close relationships with customers and the communities.
2. Exceed customer expectations by offering quality products and services and by building on historic strengths.
3. Out-execute competitors through clear banking focus, efficient operations, and superior pricing.
4. Exercise prudent risk management, seeking better than average returns while taking below-average risk, so as to build capital for growth and to minimize regulatory intervention.
5. Share the resulting benefits among loyal customers, a challenged and experienced staff, and deserving shareholders.


-----------------------------------------------------------------------------

Table of Contents
 1 Financial Highlights
 2 Message to Shareholders
21 Performance Graphs
22 Financial Review
35 Report of Independent Auditors
36 Consolidated Financial Statements
40 Notes to Consolidated Financial Statements
48 Corporate and Shareholder Information

Financial Highlights
First Oak Brook Bancshares, Inc. and Subsidiary

(Dollars in thousands except per share amounts)                                   1995       1994       1993
--------------------------------------------------------------------------------------------------------------
Earnings
 Net income...................................................................  $  6,692   $  6,194   $  5,533

Per Share
 Net income...................................................................  $   1.95   $   1.81   $   1.62
 Book value at year-end.......................................................     15.64      13.17      13.25
 Market price at year-end.....................................................     20.63      17.25      14.33
 Cash dividends paid
   Class A common.............................................................      .315       .276       .236
   Common.....................................................................      .263       .222       .192

Selected Financial Ratios
 Return on average assets.....................................................      1.03%      1.01%       .95%
 Return on average shareholders' equity.......................................     14.00%     14.54%     13.85%

Year-End Balances
 Total assets.................................................................  $678,102   $634,705   $613,574
 Loans, net of unearned discount..............................................   362,728    309,681    278,177
 Demand deposits..............................................................   128,236    109,237    113,780
 Total deposits...............................................................   555,086    513,623    508,173
 Shareholders' equity.........................................................    53,762     42,909     44,118

Asset Quality
 Nonperforming assets to total loans outstanding and other real estate owned..       .03%       .21%       .46%
 Allowance for loan losses to total loans.....................................      1.08%      1.25%      1.16%
--------------------------------------------------------------------------------------------------------------

     Letter to Shareholders For the fifth consecutive year, First Oak Brook Bancshares achieved record earnings. Net income for 1995 climbed to $6.7 million, compared with $6.2 million for 1994, an increase of 8%. Total assets kept pace, growing to $678 million in 1995 from $635 million in 1994, up 7%. Our shareholders received a 20% higher quarterly dividend and saw a 20% increase in stock price by year end.

     The Company also achieved record shareholders' equity of $53.8 million through earnings retention of $5.8 million and the restoration of $5.1 million to capital--the result of applying required "mark to market" rules to our securities portfolio. Asset quality remains excellent.

     Certainly the greatest payoff for us in 1995 came from the realization that our solid financial results evolved from our strategic vision. And that vision, in turn, flowed from our early identification and analysis of five long-term industry trends. First, banking is becoming less capital-intensive and more service-driven. Second, banking profitability is now less determined by interest income and more by fee income--a corollary of moving to a service industry. Third, banking technology has been transformed from an expensive, monolithic tool driven by volume to a cheap, distributed, and accessible means of customization. And the life cycle of today's technology is becoming shorter and shorter. Fourth, the value of smart, educated, trained, dedicated employees to advise and consult with customers and manage technology has never been higher. And, fifth, despite the creation of mega-banks through mergers and consolidations, banks are recognizing they no longer can be all things to all people.

     These trends are visible in virtually every aspect of our business, as illustrated by the following: Our residential mortgage business exemplifies the shift from a capital-dependent industry to a service business. Superficially, the retail mortgage business may look like traditional lending, and, in fact, we kept a significant share of the home mortgages we originated last year. But this was an internal asset allocation decision, since we could well have chosen to sell all the mortgages we originated into the secondary market. Our success turns on our prowess in attracting, underwriting, documenting, and servicing home loans--largely skills associated with high levels of personal service provided by trained professionals--rather than simply on our capacity to fund mortgages.

     The shift to fee-based compensation is evident in many areas. Our Trust Department's growth in investment management revenue, our Investment Center's success in selling mutual funds, and our Cash Management Department's willingness to accept payment in either compensating deposit balances or fees point to that direction.

     With respect to banking technology, some historical perspective is helpful. Back in 1978, we financed a lease for Chrysler Corporation on a mainframe computer--an IBM 370-159. It cost about $3 million, ran the length of a large room, stood as high as a six-foot man, required a special, chilled computer room and raised floor, and cost about $18,000 a month to operate. Today, many of our office PCs can do as much computing, as fast, for a few thousand dollars.

                                    We'll tell you the story of hardworking Hank
                                    And we think that you'll find it rings true;
                                He embarked on a quest for that one special bank
                                         (A search that you may have made, too).

                                 Well, what our Hank found as he wandered around
                                       (Not knowing quite where to place blame),
                             Were banks on each corner like weeds in the ground,
                                                  And all just exactly the same.

                                    "Yes, dollars are dollars; a loan is a loan;
                                                Each bank sells identical stuff.
                                      My ear is now sore from comparing by phone
                                           And I'm close to announcing--Enough."

                             [PHOTO APPEARS HERE]

     Through an ocean of banks poor Hank charted his course
     'til he felt like a rust-bucket tanker;
     then a thought flashed in Hank with electrical force--
     "hey, I don't need a bank--just a banker!"

                             [PHOTO APPEARS HERE]

Through an ocean of banks poor Hank charted his course
'Til he felt like a rust-bucket tanker;
Then a thought flashed in Hank with electrical force--
"Hey, I don't need a bank--just a banker!"

"But I don't want some prim, pompous buttoned-down bore, Who only knows how to say `No'--
Who will hand me my briefcase and point to the door
Shrugging, `Take it or leave it--then go!' "

     No longer a slave to expensive technology best utilized for volume production, we are now a master of cheap technology good for individualized applications. How surprised we were to read that a prime motivation in NBD's merger with First Chicago was to obtain First's technological preeminence. Technology is just too affordable, accessible, and evolutionary to be a prime attraction. Consider a few recent technological accomplishments our modest institution has done inexpensively and largely on our own. In 1993, we went "in house" for our main data processing and also developed--with our software provider--a user-friendly cash management module. In 1994, we brought out our own enhanced, combined debit/ATM "PlasticCash(R)" card, usable at Cash Stations(R) in Chicago, Cirrus(R) locations nationally, and 12 million MasterCard(R) merchants worldwide. Also in 1994, we introduced our 24-Hour Account Connection, a phone banking system, which now handles over 10,000 inquiries and transactions a month. In 1995, we developed an automated application processing system to handle dealer-generated auto loans, similar to the system we developed for approving credit card requests. And we engineered a remote transmission method that allows us to print out, at any of our branches, loan documents originated in our centralized consumer loan processing department.

     By the time you read this letter, we expect to be on the Internet (find us at http://www.obb.com). At our Web site you will find directions to our offices, lists of services, rate charts, credit card applications, a job board, shareholder information, and electronic mail boxes. All this for less than $20,000.

     Before the end of 1996, we should also have a Loan-by-Phone system to take most consumer credit applications, with turnarounds in a matter of hours. A new Teller Operating system will speed transactions at every branch. A new Trust system will improve our research capabilities, decision-making, trade execution and recordkeeping. And a database marketing system will allow us to track our sales efforts with greater speed and accuracy.

     The problem, we believe, is not technology or its price tag. The challenge is managing it, and that is the human side of the equation. Our staff has not changed significantly in numbers over recent years. We had 264 full-time equivalent employees in 1995, compared to 277 in 1994 and 270 in 1993. What has changed are the skills we demand of our personnel. For instance, we employ just nine full-time secretaries and administrative assistants; almost everyone does his or her own PC-based word processing. In this new world of banking, processing is not less important; but it is much easier for us and far less noticeable to our customers.

     As many customers have come to prefer "push-button" banking for day-to-day transactions, our staff has been relieved of mundane clerical duties and now can focus on the special personal and professional financial needs of our customers. At Oak Brook Bank, it's become almost routine to find a lender who'll log in hours at the library to research the viability of an emerging technology for a loan customer, a teller who'll brave a blizzard to deliver documents to a snowbound customer, a staffer who'll turn around a home equity request in a matter of days to meet a customer's tax deadline, and a trust officer who'll make sure the air conditioning is fixed for a elderly client. Exceptional people? Yes, but at Oak Brook Bank their efforts are not extraordinary.

     To build on this competitive advantage, we've worked throughout 1995 to strengthen backroom support, upgrade technological tools, and develop staff. We've intensified training programs to broaden customer service skills and streamline operational tasks. Department by department, the Bank has reorganized to allow customer contact staff to focus on the people at their desks or on the phone. Gone are the days when a customer's question was an interruption in paperwork, instead of an exciting opportunity to generate a direct sale or referral. Similarly, our processing staff is allowed to concentrate on the documentation, balancing, computing and calculating that keep the Company operating efficiently.

     Throughout the organization, there is a renewed sense of team spirit as well as individual responsibility: personal bankers referring customers to the Investment Center, trust officers introducing clients to commercial bankers, cash management specialists recommending retail services to their corporate clients' employees. This energy, enthusiasm and action serves to increase customer satisfaction, strengthen ties to the Bank, and ultimately increase our fee income and asset base.

     Despite the creation of mega-banks through mergers and consolidations, bankers no longer believe they can do all things for all people. We would agree. But to many banks, this means doing just some things for all people. Certain banks are choosing between "high-tech" and "high-touch" banking. Consequently, on the one hand, we're seeing giant banks produce unmanned branches that look like StarTrek sets and charge substantial fees for ordinary teller transactions. And, on the other hand, we're finding small community banks offering just a friendly hand, instead of a helpful product or service.

     The Company believes, in contrast, we can do most things for some people. We don't believe we have to choose between technology and personal service, but that our success depends on seamlessly weaving the two threads together. Of course, we aren't pursuing the whole Chicago market--just the part we know best--primarily the western suburbs of Chicago.

     That we offer the best of both the "high-touch" and "high-tech" banking worlds is indisputable. Our talented, "roll-up-the-sleeves" bankers serve our customers in a much more personal fashion than the mega-banks, many of which are internally focused on the fallout from multiple mergers and continuous consolidations. And we offer a wider array of products and services than the smaller banks. Oak Brook Bank is both a community bank that is quickly approaching the billion dollar mark and a downtown bank that happens to be located in the Chicago suburbs. Independent management decisions continue to be made here, not across the country or on another continent. We remain close to our communities, their businesses, schools, residents, and leaders.

     Against this backdrop, we'll review some of 1995's most important business initiatives and explore the opportunities that lie ahead.

     Our Investment Center opened in late 1994 to tap into the market for alternative investment products such as mutual funds and annuities. (In 1994, for the first time, Americans had more money in mutual funds than in banks.) In 1995, its first full

                                       "My banker should be as hardworking as I,
                                                 A person who gets the job done,
                                              A person on whom I can truly rely,
                                              With customer service 'job one.' "

                                  At Oak Brook Hank saw that good bankers abound
                                              Two hundred plus ninety and eight;
                                        In ev'ry department our happy Hank found
                                           A team that seemed really first-rate.

                                   Once Hank lost his wallet and sank in despair
                                       (He was booked on a late evening flight);
                                 But bankers from Oak Brook rushed off to O'Hare
                                     With new credit cards that very same night.

                             [PHOTO APPEARS HERE]

     Another time when Hank's CDS had come due
     (and he'd slipped a disc in his spine),
     Hank's banker at Oak Brook appeared from the blue with a heat-pad and papers to sign.

                             [PHOTO APPEARS HERE]

Another time when Hank's CDs had come due
(And he'd slipped a disc in his spine),
Hank's banker at Oak Brook appeared from the blue
With a heat-pad and papers to sign.

Hank opened a business, small when he began, His cash flow was hardly a trickle;
But his banker worked out a cash management plan
To earn interest on ev'ry last nickel.

year in operation, the Center generated impressive results, nearly $5.2 million in sales, $4.5 million of which was new money to the Bank.

     The Investment Center meets the financial needs of a number of customers-- those with smaller sums to invest, first-time investors, and those for whom the bank environment offers convenience and access.

     We expect further profitable growth from this activity as we add investment representatives, reach out to market our services to companies whose employees mirror our target customer profile, and expand our product mix to meet the needs of current and potential clients. Beyond intrinsic profitability, the presence of the Investment Center allows us more latitude in helping customers allocate assets consistent with their risk tolerance and investment goals.

     While the Investment Center sells specific investments, the Trust Department's mission is selling investment services, typically packaging investment advice with administration, custody, collection, recordkeeping, and reporting. Once again in 1995, our Trust Department succeeded brilliantly. Income from asset management and trust operations totaled $592,000 in 1995, a 33% increase over 1994. By year-end, discretionary assets under management had grown to $67.5 million from $47 million the previous year.

     What distinguishes Oak Brook Bank's investment management from its competitors is its capacity to offer a full range of cost-effective services to smaller accounts. In fact, the Trust Department has fashioned a new advisory product, the Actively Managed Mutual Fund Program, which is affordable for accounts over $150,000. Our analysts identify the best mutual funds; our clients select their objectives. Then, our portfolio managers select the mix of funds, determine percentage weightings, and seek appropriate buy and sell opportunities. As a result of such innovative products and a clear strategy to grow the advisory business, 1995 results were outstanding and 1996 looks promising.

     During 1995, we established a Professional and Executive Banking Center to meet the specialized banking and borrowing needs of high income and high net worth individuals. Headed by a "beeper banker," an experienced officer who is always on call, this Center has attracted $3.8 million in new deposits and nearly $6.4 million in loans. In one case, we took a loan request on a 54-foot Viking yacht and closed the loan in under a week. While the focus in 1995 was on medical practices and physicians, in 1996 we are broadening our scope to reach CPAs, attorneys, and top executives in the western suburbs. Our targets are those whose busy careers create time constraints in addressing their own personal financial affairs. Cross-selling opportunities are abundant.

     1995 also marked the year we established a separate Public Funds and Finance Division under the province of an experienced senior officer. This market was the source of over $15 million in deposits and $1.3 million in loans. Given our unique position--a community bank with the resources to offer sophisticated, well-priced commercial services--we are an attractive choice for state, county, and municipal bodies, as well as school, park, fire, and library accounts. We expect the Public Funds and Finance Division to attract a wide array of new business in 1996, especially in the areas of cash management and electronic banking, credit card processing, and pension and investment funds.

     Our Indirect Auto Loan Department continued to produce excellent results, growing to $38.4 million in 1995 from $22.2 in 1994. Indeed, over 1995, our staff extended $30.0 million in new credit in 1,960 separate loans--with losses under $1,000. These accomplishments are all the more impressive because auto dealers are, rightfully, demanding customers. We must price our loans competitively, make our credit decisions quickly, and apply credit criteria consistently. To provide such service requires a true team effort. The department manager surveys loan pricing and sets credit standards, consumer loan officers ensure fast turnarounds, and a calling officer builds trust and communication between the dealer and bank. Over 1995, the addition of a full-time marketing officer helped smooth time-sensitive workflows.

     Our Residential Mortgage growth can be attributed to two factors: Our proactive sales culture and low interest rates. The Mortgage Department originated 206 loans equating to $42 million in 1995, compared to $24 million in 1994. We attracted business through rate-line advertising in the Chicago Tribune and regional radio, direct marketing to realtors and builders, and the referral network developed by our originators. But without doubt the key to this highly competitive business is the talent and effort of our originators. It is common for them to work evenings and weekends, driving to prospects' homes and businesses to take applications. What looks simple to the mortgage applicant is, in fact, a complex mixture of pricing, advertising, originating, underwriting, documenting, selling, and servicing home loans--all adding up to outstanding service.

     In 1996, we plan to increase momentum and market share by providing extended interest rate locks to homebuilders, offering 48-hour approvals, and an even wider assortment of mortgage products. (Today we offer 13 kinds of mortgages.)

     Our Commercial Real Estate Department has shown dramatic growth. Disbursements in 1995 were $36.2 million, of which over 70% came from local homebuilders. Again, this is an area where customer needs intersect with our competitive strengths. It is a market that demands quick decisions and quality attention. Builders, in particular, appreciate dealing with the same high caliber people on every aspect of their business.

     Our approval process also sets us apart from the competition. Financing is structured from the start between the lending officer and borrower, with simultaneous input from senior management, thus avoiding surprises and delays. An aggressive calling program, led by experienced lenders--and the addition of a new credit officer to assist with underwriting--promises to increase our commercial real estate portfolio.

                                       Hank asked for a loan as his company grew
                                            To make items complex and high-tech;
                                      His banker did research and very soon knew
                                         The amount to fill out on Hank's check.

                                    The bank even helped Hank's community thrive
                                           Loaning money to buy books and pools;
                                        The firemen all got new engines to drive
                                      And the kids went to spanking-new schools.

                      When Hank's children left home to start lives of their own
                                       And his wife said, "Let's call it a day";
                              Their banker informed them their savings had grown
                                        To amounts that would free them to play.

                             [PHOTO APPEARS HERE]

     So with solid investments and heart full of pride his business assured for posterity;
     Hank boarded his yacht with his wife at his side, and thanked Oak Brook for so much prosperity.

                             [PHOTO APPEARS HERE]

So with solid investments and heart full of pride
His business assured for posterity;
Hank boarded his yacht with his wife at his side, And thanked Oak Brook for so much prosperity.

This tale about Hank was not meant to amuse;
Its point you won't find in a joke book;
If success is your aim, then like Hank you should choose
To do all your banking at Oak Brook.

     Perhaps 1995's most impressive accomplishments were the Cash Management sales efforts of all our calling officers. For over two decades, the Company has maintained a leadership role in providing cash management to corporations. These services afford us the opportunity to attract low-cost deposits and earn significant fee income.

     In 1995, we continued to build on our competitive strengths in this area-- user-friendly and secure technology, customization of products, and personal attention from staff and key decision-makers alike.

     What made the difference in 1995 was the new commitment throughout the Bank to market these services aggressively. This resulted from a significant cultural change in our Company. Management now recognizes and rewards successful selling, a shift that's evident both in our emphasis on better sales and product training and on hiring bankers with a sales and service focus.

     No year-end review would be complete without mention of disappointments. Our Home Equity Line business was adversely affected by two factors: low mortgage interest rates which encouraged refinancing, and the maturity of the product itself which drove competitors to introduce a confusing array of promotional and low teaser rates. Although our outstandings stayed even, new credit lines booked dropped to $23.2 million in 1995 compared to $27 million in 1994. To address this decline, the department is offering, on larger lines, a rate below prime for the life of the loan.

     From Money magazine to Consumer Reports, Oak Brook Bank's credit cards still rank high on the "best deals" charts. Nonetheless, the market appears to be nearly saturated, dominated by an endless stream of direct mail pieces from huge competitors trumpeting 5.9% introductory rates, no annual fees, and rebates. Consequently, we've struggled just to maintain our average outstandings at $57 million.

     Although our fraud losses improved in 1995, a rise in credit card loan losses and delinquencies followed general industry trends. Despite the fact our credit loss ratio of 1.78% was half the industry average of 3.63%, we're still feeling the effects of excessive consumer debt and the rise in consumer bankruptcies.

     To stay healthy in this highly profitable but fiercely competitive business, we are concentrating on retaining current cardholders, encouraging responsible card usage, actively seeking new student accounts, and continuing our search for suitable co-branding partners. We also plan to enhance the collection process by screening more frequently for early signs of debt problems, by earlier personal intervention when accounts become past due, by challenging dubious bankruptcy claims, and through extra attention to post charge-off recovery possibilities.

     As we look forward in 1996, the Company's unmatchable advantage continues to be our ability to anticipate, understand, and deliver the services our customers demand. To stay on this profitable strategic course, it is paramount that we retain ex-isting business. We'll use technology to identify our best customers, lavish them with personal attention, craft our products and prices to fit their needs, and use technology to help us monitor the results.

     While the Company has achieved strong, steady growth throughout our history, we realize our asset mix could improve. More so than our peers, we have relied on investments rather than loan income. And within our loan mix, we have relatively less money in commercial and industrial loans. Opportunities to grow in the coming years, particularly with the wave of bank mergers and consolidations, will come through greater emphasis on commercial and industrial lending. We intend to make this change, of course, without reducing our historical selectivity in choosing customers or softening our rigorous approach to analyzing risk.

     To achieve this ambitious directive, the Company will call upon the powerful skills of our most customer-centered bankers: our calling officers and branch managers. By last count, over fifty officers and senior staff manage commercial relationships. As we tap into their expertise, we'll be providing the tools to handle commercial credit quickly and efficiently. To that end, first, we have established a separate commercial lending group with the time and expertise to respond to loan requests. Freed from detailed numbers crunching and loan processing, calling officers will be able to put their considerable energy and creativity into building and maintaining profitable relationships. Second, we're adding to the training curriculum courses in business development, relationship selling, and negotiating skills. Third, we'll use below prime pricing and introductory rates to attract desirable prospects. And, fourth, we'll seek somewhat more sizable targets while still attending to all local credit demands.

     We'll also work to eliminate the obstacles that can block even the most dedicated and well-schooled sales force. We are establishing universal and individual sales goals, refining our incentive programs, addressing legal and loan processing complexities, making our loan committee more user-friendly, and improving interdepartmental cooperation.

     The trust, allegiance, and mutual respect that exists among Oak Brook Bankers and their customers is the key to our future. We are confident about our ability to capitalize on this characteristic Oak Brook Bank advantage. What differentiates us from the competition--and promises our success--is superior, individualized customer service. What we do best.

/s/ Eugene P. Heytow       /s/ Richard M. Rieser, Jr.       /s/ Frank M. Paris
Eugene P. Heytow           Richard M. Rieser, Jr.           Frank M. Paris
Chairman of the Board      President                        Vice Chairman

First Oak Brook Bancshares, Inc. 5-Year Performance at a Glance


Earnings Per Share

-------------------------------------------------
(dollars)

1991         92         93         94         95
$1.01      $1.27      $1.62      $1.81      $1.95


Total Assets

------------------------------------------------
(in thousands)

1991         92        93        94        95
$460,183  $514,913  $613,574  $634,705  $678,102


Return on Assets

--------------------------------------------------
(percent)

1991         92         93          94        95
0.74%       0.84%      0.95%      1.01%      1.03%


Stock Price

-------------------------------------------------
(dollars per share)

1991        92         93         94         95
$9.33     $10.40     $14.33     $17.25     $20.63


Return on Equity

--------------------------------------------------
(percent)

1991         92         93         94         95
10.46%     12.00%     13.85%     14.54%     14.00%


                   Bar graphs

Financial Review
First Oak Brook Bancshares, Inc. and Subsidiary

---------------------------------------------------------------------------------------------------------------------
                                                                               At and for the Year Ended December 31,
Earnings Summary and Selected Consolidated Financial Data    --------------------------------------------------------
(Dollars in thousands except per share data)                     1995        1994        1993        1992        1991
---------------------------------------------------------------------------------------------------------------------
Statement of Income Data
 Net Interest Income.....................................    $ 25,476    $ 24,296    $ 21,315    $ 18,156    $ 17,291
 Provision for Loan Losses...............................       1,050       1,200         960         870         550
 Net Interest Income After
  Provision for Loan Losses..............................      24,426      23,096      20,355      17,286      16,741
 Other Income............................................       4,256       4,217       5,195       4,977       3,123
 Other Expenses..........................................      19,994      19,292      18,462      16,806      15,701
 Income Before Provision for Income Taxes................       8,688       8,021       7,088       5,457       4,163
 Provision for Income Taxes..............................       1,996       1,827       1,555       1,144         738
 Net Income..............................................    $  6,692    $  6,194    $  5,533    $  4,313    $  3,425
Per Share Data
 Earnings Per Common Share and
  Common Equivalent Share................................    $   1.95    $   1.81    $   1.62    $   1.27    $   1.01
 Cash Dividends Paid Per Share:
  Class A Common.........................................        .315        .276        .236        .220        .213
  Common.................................................        .263        .222        .192        .180        .173
 Book Value Per Common Share and
  Common Equivalent Share................................       15.64       13.17       13.25       11.15       10.05
 Market Price Per Share..................................       20.63       17.25       14.33       10.40        9.33
Year-End Balance Sheet Data
 Total Assets............................................    $678,102    $634,705    $613,574    $514,913    $460,183
 Loans, Net of Unearned Discount.........................     362,728     309,681     278,177     265,538     202,928
 Allowance for Loan Losses...............................       3,932       3,859       3,231       2,890       2,514
 Investment Securities...................................     256,192     263,943     223,988     180,108     170,048
 Demand Deposits.........................................     128,236     109,237     113,780      94,222      82,724
 Total Deposits..........................................     555,086     513,623     508,173     436,599     401,990
 Long-term Debt/1/.......................................       3,500       6,000       6,000           -           -
 Shareholders' Equity....................................      53,762      42,909      44,118      37,764      34,223
Financial Ratios
 Return on Average Assets................................        1.03%       1.01%        .95%        .84%        .74%
 Return on Average Equity................................       14.00       14.54       13.85       12.00       10.46
 Net Interest Margin.....................................        4.54        4.61        4.44        4.33        4.50
 Net Interest Spread.....................................        3.57        3.87        3.75        3.47        3.25
 Dividend Payout Ratio...................................       14.63       14.13       16.75       15.63       19.33
Capital Ratios
 Average Equity to Average Total Assets..................        7.39%       6.95%       6.89%       6.98%       7.03%
 Tier 1 Capital Ratio/2/.................................       13.33       13.37       11.88       12.30       13.05
 Total Capital Ratio/2/..................................       14.32       14.46       12.83       13.24       14.03
 Capital Leverage Ratio/2/...............................        7.94        7.50        6.56        7.27        7.24
Asset Quality Ratios
 Nonperforming Loans to Total Loans......................         .03%        .21%        .11%        .17%        .26%
 Nonperforming Assets to Total Loans Outstanding and
  Other Real Estate Owned................................         .03         .21         .46         .54         .26
 Nonperforming Assets to Total Capital...................         .19        1.49        2.92        3.80        1.57
 Allowance for Loan Losses to Total Loans................        1.08        1.25        1.16        1.09        1.24
 Net Charge-offs to Average Loans........................         .30         .20         .23         .22         .22
 Allowance for Loan Losses to Nonperforming Loans........       37.81x       6.05x      10.99x       6.54x       4.68x

--------------------------------------------------------------------------------
/1/The long-term debt consists of Federal Home Loan Bank advances at the subsidiary bank. /2/Regulatory capital ratios exclude the impact of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

Financial Review
First Oak Brook Bancshares, Inc. and Subsidiary

--------------------------------------------------------------------------------
Results of Operations

Earnings

First Oak Brook Bancshares, Inc. consolidated net income and earnings per share for 1995, 1994 and 1993 were as follows:

                            1995        1994        1993
--------------------------------------------------------
Net income..........  $6,692,000  $6,194,000  $5,533,000
Earnings per share..       $1.95       $1.81       $1.62

1995 versus 1994

The 1995 results compared to 1994 include the following significant pre-tax components:

 . Net interest income rose $1,180,000 due to a 7% increase in average earning assets offset by a 2% decrease in the net interest margin.

 . Based on management's review of the adequacy of the loan loss reserve, the provision for loan losses was decreased $150,000.

 . Included in other income was a decrease in business account analysis fees of $278,000 offset by an increase in trust fees of $148,000 and an increase in investment securities gains of $90,000.

 . Salaries and employee benefits increased $752,000 due to upgrading of staff to enhance customer service and expand business development opportunities, raises, and increased benefit payments.

 . Advertising and business development cost increased $192,000 primarily for retail product advertising and increased business development expenses.

 . FDIC premiums decreased $501,000 as a result of lower FDIC premiums for "well-capitalized" banks which became effective June 1, 1995.

 . Other operating expenses increased $132,000. Excluding the gain on the sale of other real estate owned of $328,000 in 1994, the other operating expenses decreased $196,000, primarily due to reduction in credit card fraud.

1994 Versus 1993

The 1994 results compared to 1993 include the following significant pre-tax components:

 . Net interest income rose $2,981,000 due to a 9% increase in average earning assets and a 4% increase in the net interest margin.

 . Investment securities gains included in other income decreased $1,072,000.

 . Provision for loan losses increased $240,000 to provide for the growth in the loan portfolio.

 . Salaries and employee benefits increased $935,000 due to staff additions, raises, and increased benefit payments.

 . Equipment expense increased $283,000 due to the conversion in 1993 to an in-house data processing system which reduced outside service bureau data processing fees by $380,000 in 1994.

 . Other operating expenses decreased $395,000 as a result of a $328,000 gain on the sale of other real estate owned.

--------------------------------------------------------------------------------

NET INTEREST INCOME

Net interest income is the difference between interest earned on loans, investments and other earning assets and interest paid on deposits and other interest-bearing liabilities. Net interest income is the principal source of the Company's revenues.

1995 versus 1994

On a tax-equivalent basis, net interest income for 1995 totaled $26,887,000, an increase of $1,323,000 or 5% over 1994. This increase is attributable to a 7% increase in average earning assets offset by a 2% decrease in the net interest margin to 4.54% in 1995 from 4.61% in 1994. The compression of the net interest margin was a result of the following:

 . During 1994 the prime rate was adjusted upwards from 6.00% to 8.50%, while in 1995 after a 50 basis point increase to 9.00% in the first quarter, the prime rate declined to 8.50% during the remainder of the year. In a rising interest rate environment, such as we experienced in 1994, the Company enjoyed temporary margin improvement due to the difference in timing of the repricing of assets and deposit liabilities. Conversely, in a declining interest rate environment, as in 1995, the Company experienced margin compression.

 . The cost of interest bearing deposits increased in excess of 100 basis points from 1994 to 1995. Retail consumers showed continued strong preference for higher yielding CD's over shorter-term, lower yielding savings and money market accounts--in essence, locking in higher yields. The 1995 average balance for savings and money market accounts declined $33 million compared to 1994, while the 1995 average balance for time deposits increased $53 million compared to 1994. Competitive pressure among Chicago area banks kept CD rates relatively high in comparison to U.S. Treasury yields.

 . During 1995 long term rates fell more rapidly than short term rates resulting in a "flattening of the yield curve." The Company's subsidiary bank borrows money in the form of deposits on the short end of the yield curve and invests some of these funds on the intermediate to long end of the yield curve. With the flattening of the yield curve, the spread between short and long term rates has compressed which negatively impacted the Company's net interest margin.

 . Further compression of the net interest margin in 1995 was offset by the 14% growth in average loans. The $41 million increase in average loans was primarily in real estate (commercial and residential) and indirect auto loans. Credit card growth was constrained as a result of vigorous competition.

1994 versus 1993

On a tax-equivalent basis, net interest income for 1994 totaled $25,564,000, an increase of $3,008,000 or 13% over 1993. This increase is attributable to a 9% increase in average earning assets and a 4% increase in the net interest margin to 4.61% in

Financial Review
First Oak Brook Bancshares, Inc. and Subsidiary

--------------------------------------------------------------------------------

1994 from 4.44% in 1993. The net interest margin improved because of the following:

 . The growth in average assets was invested in higher yielding earning assets. -- Average loans increased $14.9 million or 6%. Average credit card loans increased $11.1 million and had an effective yield of 15.6%.
-- Average investment securities increased $41.7 million or 20%, while average
   Federal funds sold decreased $8.9 million.
 .  Average earning assets grew to 91% of average assets in 1994 up from 88% in
   1993, due to average nonearning assets decreasing $14 million.
 . Net interest income increased due to the positive impact of the rising prime rate. During 1994, the prime rate adjusted upwards from 6.00% to 8.50%. In a rising rate environment, the Company temporarily enjoyed improved net interest income due to the difference in the timing of the repricing of assets and deposit liabilities.

     The following table presents the average interest rate on each major category of interest-earning assets and interest-bearing liabilities for 1995, 1994 and 1993.

                                                                1995                              1994                         1993
Average Balances and Effective           ---------------------------    ------------------------------   --------------------------
Interest Rates

                                                  Interest                         Interest                       Interest
                                         Average   Income/    Yield/     Average    Income/    Yield/    Average   Income/  Yield/
(Dollars in thousands)                   Balance   Expense     Rates     Balance    Expense    Rates     Balance   Expense   Rates
-----------------------------------------------------------------------------------------------------------------------------------
Assets
Earning assets:
  Federal funds sold..................  $ 17,375   $ 1,024       5.89%  $ 24,567   $    963      3.92%  $ 33,488   $ 1,031    3.08%
  Interest-bearing deposits with banks       128         8       6.25        173          7      4.05        975        32    3.28
  Taxable securities..................   195,080    11,869       6.08    197,025     11,188      5.68    162,427     9,633    5.93
  Tax exempt securities/1/............    54,907     4,355       7.93     49,007      3,890      7.94     41,910     3,554    8.48
  Loans, net of unearned discount/1/..   325,228    32,427       9.97    284,286     26,308      9.25    269,397    23,797    8.83
                                        -----------------------------   -----------------------------   --------------------------
Total earning assets/interest income..  $592,718   $49,683       8.38%  $555,058   $ 42,356      7.63%  $508,197   $38,047    7.49%
                                                   -------   --------              --------      ----              -------    ----
Cash and due from banks...............    31,868                          34,102                          48,179
Other assets..........................    26,389                          27,268                          26,584
Allowance for loan losses.............    (4,045)                         (3,638)                         (3,045)
                                        --------                        ---------                       ---------
                                        $646,930                        $612,790                        $579,915
                                        --------                        ---------                       ---------
Liabilities
Interest-bearing liabilities:
  Savings and NOW accounts............  $199,523   $ 7,785       3.90%  $226,513   $  7,744      3.42%  $220,094   $ 7,879    3.58%
  Money market accounts...............    27,205       835       3.07     32,984        802      2.43     32,089       779    2.43
  Other time deposits.................   187,281    10,989       5.87    133,999      6,156      4.59    119,799     5,534    4.62
  Short-term debt.....................    56,245     2,993       5.32     46,612      1,814      3.89     38,144     1,083    2.84
  Long-term debt......................     4,103       194       4.73      6,000        276      4.60      4,553       216    4.74
                                        -----------------------------   -----------------------------   --------------------------
Total interest-bearing liabilities/
   interest expense...................  $474,357   $22,796       4.81%  $446,108   $ 16,792      3.76%  $414,679   $15,491    3.74%
                                                   -------   --------              --------      ----              -------    ----
Demand deposits.......................   119,812                         119,978                         121,504
Other liabilities.....................     4,967                           4,098                           3,768
                                        --------                        --------                        --------
Total liabilities.....................  $599,136                        $570,184                        $539,951
Shareholders' equity..................    47,794                          42,606                          39,964
                                        --------                        --------                        --------
                                        $646,930                        $612,790                        $579,915
                                        --------                        --------                        --------
Net interest income/net interest
 margin/2/..............................           $26,887       4.54%             $ 25,564      4.61%            $ 22,556    4.44%
Net interest spread/3/..................                         3.57%                           3.87%                        3.75%

--------------------------------------------------------------------------------
/1/ Tax equivalent basis. Interest income and average yield on tax exempt loans and investment securities include the effects of tax equivalent adjustments using a tax rate of 34%.
/2/ Total interest income, tax equivalent basis, less total interest expense, divided by average earning assets.
/3/ Total yield on average earning assets, less total rate paid on average interest-bearing liabilities.

Financial Review
First Oak Brook Bancshares, Inc. and Subsidiary

------------------------------------------------------------------------------

The following table presents a summary analysis of changes in interest income and interest expense for 1995 as compared to 1994 and 1994 as compared to 1993. Interest income rose in 1995 due to higher yields on earning assets and an increase in the volume of loans. Interest expense rose in 1995 due to higher rates being paid for interest-bearing liabilities, a shift in volume from savings and NOW accounts to other time deposits and an increase in volume of repurchase agreements. The increase in net interest income in 1994 was due to the increased volume of earning assets coupled with an increase in overall interest rates.

Analysis of Net Interest Income Changes                             1995 Over 1994                              1994 Over 1993
                                                 ---------------------------------           ---------------------------------
(Dollars in thousands)       Changes due to:     Volume/1/      Rate/1/      Total           Volume/1/      Rate/1/      Total
------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in interest income:
Federal funds sold..........................     $ (334)        $  395      $   61           $ (312)        $  244      $  (68)
Interest-bearing deposits with banks........         (2)             3           1              (31)             6         (25)
Taxable securities..........................       (111)           792         681            1,979           (424)      1,555
Tax exempt securities/2/....................        468             (3)        465              574           (238)        336
Loans, net of unearned discount/2/..........      3,980          2,139       6,119            1,349          1,162       2,511
                                                 ---------------------------------           ---------------------------------
Total Interest Income.......................     $4,001         $3,326      $7,327           $3,559         $  750      $4,309
                                                 ---------------------------------           ---------------------------------
Increase (decrease) in interest expense:
Savings & NOW accounts......................     $ (983)        $1,024      $   41           $  226         $ (361)     $ (135)
Money market accounts.......................       (156)           189          33               23             --          23
Other time deposits.........................      2,848          1,985       4,833              653            (31)        622
Short-term debt.............................        425            754       1,179              274            457         731
Long-term debt..............................        (89)             7         (82)              66             (6)         60
                                                 ---------------------------------           ---------------------------------
Total Interest Expense......................     $2,045         $3,959      $6,004           $1,242         $   59      $1,301
                                                 ---------------------------------           ---------------------------------
Increase (decrease) in net interest income..     $1,956         $ (633)     $1,323           $2,317         $  691      $3,008
                                                 =================================           =================================
------------------------------------------------------------------------------------------------------------------------------
/1/The change in interest due to both rate and volume has been allocated proportionately.
/2/Tax equivalent basis. Tax exempt loans and investment securities include the effects of tax equivalent adjustments using a tax rate of 34%.
------------------------------------------------------------------------------------------------------------------------------

ALLOWANCE AND PROVISION FOR LOAN LOSSES

The allowance for loan losses represents the allowance of the Company's bank subsidiary. Loans which are determined to be uncollectible are charged against the allowance and recoveries of loans that were previously charged off are credited to the allowance.

  The charge-off policy of the Company's bank subsidiary varies with respect to the category of and specific circumstances surrounding each loan under consideration. The Company's policy with respect to credit card and consumer installment loans is to charge-off all such loans when they are deemed to be uncollectible or when 180 days past due, whichever comes first. With respect to commercial, real estate and other loans, charge-offs are made on the basis of management's ongoing evaluation of collectibility. In addition, any loans which are classified as "loss" in regulatory examinations are charged off.

Financial Review
First Oak Brook Bancshares, Inc. and Subsidiary

--------------------------------------------------------------------------------------------------------------
The following table summarizes the loan loss experience
for each of the last five years.


Summary of Loan Loss Experience
(Dollars in thousands)                                      1995       1994       1993       1992       1991
--------------------------------------------------------------------------------------------------------------
Average loans for the period, net of unearned discount
 and allowance for loan losses..........................  $321,183   $280,648   $266,352   $226,265   $198,349
                                                          ----------------------------------------------------
Allowance for loan losses, beginning of period..........  $  3,859   $  3,231   $  2,890   $  2,514   $  2,401
Charge-offs for period:
 Real estate mortgage and home equity loans.............         -          -          -        (54)       (27)
 Commercial loans.......................................         -        (25)      (125)      (105)      (282)
 Credit card and consumer installment loans.............    (1,112)      (710)      (619)      (524)      (514)
                                                          ----------------------------------------------------
   Total charge-offs....................................    (1,112)      (735)      (744)      (683)      (823)
                                                          ----------------------------------------------------
Recoveries for period:
 Real estate mortgage and home equity loans.............         -         35          6          6         36
 Commercial loans.......................................        41         52         16        115        306
 Credit card and consumer installment loans.............        94         76        103         68         44
                                                          ----------------------------------------------------
   Total recoveries.....................................       135        163        125        189        386
                                                          ----------------------------------------------------
Net charge-offs for the period..........................      (977)      (572)      (619)      (494)      (437)
Provision for loan losses...............................     1,050      1,200        960        870        550
                                                          ----------------------------------------------------
Allowance for loan losses, end of period................  $  3,932   $  3,859   $  3,231   $  2,890   $  2,514
                                                          ====================================================

Ratio of net charge-offs to average loans outstanding...       .30%       .20%       .23%       .22%       .22%
Allowance for loan losses as a percent of loans
  outstanding, net of unearned discount at end of
  period................................................      1.08%      1.25%      1.16%      1.09%      1.24%
Allowance for loan losses to nonperforming loans........     37.81x      6.05x     10.99x      6.54x      4.68x

The Company's allowance for loan losses as a percent of loans outstanding was 1.08% at December 31, 1995 as compared to 1.25% in 1994 and 1.16% in 1993. The 1995 industry peer group ratio was 1.59%/1/. While the allowance as a percent of loans is less than peers, the coverage of nonperforming loans is greater. The Company's ratio of the allowance to nonperforming loans was 37.81x compared to the industry peer group of 2.58x/1/. The volatility of this ratio over the last five years is due to the insignificance of the amount of nonperforming loans and one parcel of other real estate owned in 1992 and 1993.

  Although the allowance for loan losses exceeds nonperforming loans by a substantial amount, the allowance is warranted as most of the Company's net charge-offs relate to the credit card portfolio (approximately $1 million in 1995). It is the Company's policy and industry practice to charge off credit card loans when they are deemed to be uncollectible or 180 days past due, whichever comes first; hence, at December 31 there is only a small amount of nonperforming credit card loans. Current economic trends of higher consumer debt and a rise in consumer bankruptcies contributed to the increase in the percent of net credit card charge-offs to average credit card outstandings of 1.78% in 1995 as compared to 1.13% in 1994 and 1.21% in 1993. (The 1995 industry average for net credit card charge-offs was approximately 3.63%/2/.) Projecting that these trends may continue in 1996 and the growth in the overall loan portfolio, management believes the allowance for loan losses is at a prudent level.

  The provision for loan losses is sufficient to provide for current loan losses and maintain the allowance at an adequate level commensurate with management's evaluation of the risks inherent in the loan portfolio. In order to identify potential risks in the loan portfolio of the Company's bank subsidiary and determine the necessary provision for loan losses, detailed information is obtained from the following sources:

 . Regular reports prepared by the bank's management which contain information on the overall characteristics of the loan portfolio, including delinquencies and nonaccruals, and specific analysis of loans requiring special attention (i.e. "watch lists");

 . Examinations of the loan portfolio of the subsidiary bank by Federal and State regulatory agencies; and

 . Examinations and reviews by the Company's independent auditors and internal credit and audit staffs.

  Management of the subsidiary bank prepares a detailed analysis, at least quarterly, reviewing the adequacy of its allowance and, when appropriate, recommending an increase or decrease in its provision for loan losses. This analysis is divided into two parts--one for allocated and the other for unallocated reserves. The allocated segment involves primarily an estimated calculation of losses on specific problem and management watch list loans and on delinquent consumer credit card and
--------------------------------------------------------------------------------

/1/Source: Seventh Federal Reserve District Bank Holding Company Performance Report as of September, 1995, pages 1,13, Peer Group 04, Consolidated assets between $500 million and $1 billion.

/2/Source: MasterCard International, Inc. data as reported as of September 30, 1995 in its Statistical Information on all credit card products. (Annualized third quarter net credit losses as a percent of average outstandings.)

Financial Review
First Oak Brook Bancshares, Inc. and Subsidiary

------------------------------------------------------------------------------

installment loans. The unallocated segment involves primarily a calculation of the bank's actual net charge-off history averaged with industry net charge-off history by major loan categories. In addition, the bank considers its loan growth, management capabilities, economic trends, credit concentrations, industry risks, underlying collateral values and the opinions of bank management. Accordingly, because each of these criteria is subject to change, the allocation of the allowance below is made for analytical purposes and is not necessarily indicative of the trend of future loan losses in any particular loan category. The total allowance is available to absorb losses from any segment of the portfolio.

  The following table presents the allocation of the allowance for loan losses for each of the last five years.

Allocation of Allowance for Loan Losses                                                                          December 31,
                                                             ----------------------------------------------------------------
(Dollars in thousands)                                         1995          1994           1993           1992          1991
-----------------------------------------------------------------------------------------------------------------------------
Analysis of allowance for loan losses:
  Real estate-land acquisition and construction loans...     $  126        $  144        $    --        $    --        $   --
  Real estate mortgage and home equity loans............          7            11             31             37           177
  Commercial loans......................................         --            30            118            119            98
  Credit card...........................................        208            88            169            164           320
  Consumer installment loans............................         72            26             24             41            45
  Unallocated...........................................      3,519         3,560          2,889          2,529         1,874
                                                             ----------------------------------------------------------------
    Total allowance.....................................     $3,932        $3,859         $3,231         $2,890        $2,514
                                                             ================================================================
Percentage of loans to gross loans:
  Real estate-land acquisition and construction loans...        7.9%          4.8%           4.3%           4.3%          2.6%
  Real estate mortgage and home equity loans............       50.6          53.3           57.3           64.8          61.2
  Commercial loans......................................       10.5          10.7           10.4           10.5          13.7
  Credit card...........................................       16.1          19.3           20.1           16.5          17.2
  Consumer installment loans............................       14.9          11.9            7.9            3.9           5.3
                                                             ----------------------------------------------------------------
                                                              100.0%        100.0%         100.0%         100.0%        100.0%
                                                             ================================================================
-----------------------------------------------------------------------------------------------------------------------------

NONPERFORMING ASSETS

The Company, in accordance with Statement 114, follows the policy of discontinuing the accrual of interest on loans, excluding credit card loans, when the continuity of the contractual principal or interest is deemed doubtful by management or when 90 days past due or more and the loan is not well secured or in the process of collection. Interest income is recorded on these loans only as it is collected. Interest payments on nonaccrual loans which contain unusual risk features or marginal collateral values may be applied directly to loan principal for accounting purposes. Renegotiated loans are loans on which interest is being accrued at less than the original contractual or existing market rate of interest because of the inability of the borrower to service the obligation under the original terms of the agreement. There are no renegotiated loans.

  The following table highlights the Company's nonperforming assets.

Nonperforming Assets                                                                                    December 31,
                                                     ---------------------------------------------------------------
(Dollars in thousands)                                1995          1994           1993           1992          1991
--------------------------------------------------------------------------------------------------------------------
Nonaccruing......................................    $   0         $  70         $   36         $  280         $  37
Loans which are past due 90 days or more.........      104           568            258            162           500
                                                     ---------------------------------------------------------------
  Total nonperforming loans......................      104           638            294            442           537
Other real estate owned..........................        -             -            994            994             -
                                                     ---------------------------------------------------------------
  Total nonperforming assets.....................    $ 104         $ 638         $1,288         $1,436         $ 537
                                                     ---------------------------------------------------------------
Nonperforming loans to total loans outstanding...      .03%          .21%           .11%           .17%          .26%
Nonperforming assets to total loans outstanding
  and other real estate owned....................      .03%          .21%           .46%           .54%          .26%
Nonperforming assets to total assets.............      .02%          .10%           .21%           .28%          .12%
Nonperforming assets to total capital............      .19%         1.49%          2.92%          3.80%         1.57%
                                                     ---------------------------------------------------------------

The Company's ratio of nonperforming assets to total loans outstanding and other real estate owned of .03% was below the industry peer group ratio of 1.05%/1/.

------------------------------------------------------------------------------
/1/Source: Seventh Federal Reserve District Bank Holding Company Performance
   Report as of September, 1995, page 1, Peer Group 04, Consolidated assets between $500 million and $1 billion.

Financial Review
First Oak Brook Bancshares, Inc. and Subsidiary

--------------------------------------------------------------------------------
  The Company also holds, in other assets, surplus property which was formerly used as its subsidiary bank's drive-up facility. The property was leased in May, 1992 for $64,000 net per year for five years to McDonald's Corporation. At any time until May 31, 1997, the subsidiary bank shall have the option to require the lessee to purchase the property, which has a book value of $283,000, for the price of $800,000.

--------------------------------------------------------------------------------
SUMMARY OF OTHER INCOME

The following table summarizes significant components of other income and percentage changes from year to year:

                                                                     % Change
                                                           ---------------------
(Dollars in thousands)               1995    1994    1993  '95-'94    '94-'93
--------------------------------------------------------------------------------
Service charges.................   $2,333  $2,611  $2,794       (11)%       (7)%
Trust fees......................      592     444     366        33 %       21
Other operating income..........    1,204   1,125     926         7 %       21
Investment securities gains.....      127      37   1,109       243 %      (97)
                                   ---------------------------------------------
 Total..........................   $4,256  $4,217  $5,195         1 %      (19)%
                                   =============================================

1995 Versus 1994

Service charges on deposit accounts decreased $278,000 primarily due to a decrease in business account analysis fees. With the increase in the earnings credit, commercial customers chose to maintain account balances to offset service charges. This was partially offset by service charges on personal accounts which increased $63,000.

  Trust income increased $148,000, or 33%, primarily due to an increase in assets under management and other new trust business. The discretionary assets under management by the Trust department has grown $20 million since December 31, 1994 to $67.5 million as of December 31, 1995.

  The increase in other operating income of $79,000, or 7%, was principally attributable to increased fee income from the sale, through a third party, of mutual funds and annuities offset by a decrease in gains on mortgages sold. The Investment Center, a new business initiative selling mutual funds and annuities through a third party, was launched late 1994 and contributed additional fee income in 1995. The decrease in fee income from gains on mortgages sold was due to retaining a greater portion of mortgage originations for the Company's loan portfolio during 1995 compared to 1994.

  Investment securities gains increased $90,000 due to the Company's restructuring of the held-to-maturity and available-for-sale portfolios. As a result of the restructuring, the two portfolios now more closely mirror each other in both security composition and maturity distribution. The securities gains were from sale of longer maturity securities in the available-for-sale portfolio.

1994 Versus 1993

Service charges on deposit accounts decreased $183,000 due to a decrease in business account analysis fees. With the increase in the earnings credit, commercial customers chose to maintain account balances to offset service charges. This was partially offset by service charges on personal accounts which increased $66,000.

  In 1994, trust fees increased $78,000 or 21%, primarily due to an increase of nearly $10 million in assets under management and other new trust business.

  Other operating income increased $199,000. The increase was primarily due to gains on mortgages sold which increased $132,000 and merchant credit card processing fees which increased $72,000.

  Investment securities gains decreased $1,072,000. In 1993 as part of a portfolio restructuring, the Company took significant gains.

--------------------------------------------------------------------------------
SUMMARY OF OTHER EXPENSES

The following table summarizes significant components of other expenses and percentage changes from year to year:

                                                                             % Change
                                         --------------------------------------------
(Dollars in thousands)                      1995     1994     1993  '95-'94   '94-'93
-------------------------------------------------------------------------------------
Salaries and employee benefits.........  $10,921  $10,169  $ 9,234        7%       10%
Occupancy expense......................    1,315    1,306    1,288        1         1
Equipment expense......................    1,702    1,664    1,381        2        20
Data processing fees...................    1,473    1,314    1,513       12       (13)
Professional fees......................      259      290      284      (11)        2
Postage, stationery and supplies.......      815      863      842       (6)        2
Advertising and business development...    1,394    1,202    1,138       16         6
FDIC premiums..........................      592    1,093      996      (46)       10
Other operating  expenses..............    1,523    1,391    1,786        9       (22)
                                         --------------------------------------------
 Total.................................  $19,994  $19,292  $18,462        4%        4%
                                         ============================================

Financial Review
First Oak Brook Bancshares, Inc. and Subsidiary


--------------------------------------------------------------------------------
1995 Versus 1994

Other expenses rose $702,000 in 1995 over 1994. Salaries and employee benefits rose $752,000 or 7%. The increase is due to upgrading of staff, normal salary increases and higher benefit payments. The Company invested in these positions to enhance customer service and expand business development opportunities.

  Data processing increased $159,000, primarily due to higher credit card processing fees and messenger service. The increase in credit card processing is due to system enhancements and price increases. Messenger service, an internal function in 1994, was outsourced in the first quarter of 1995. While messenger service increased data processing fees in 1995, there are offsetting cost savings included in salaries and employee benefits for 1995.

  Advertising and business development costs increased $192,000, primarily due to the advertising of retail products and increased business development expenses.

  FDIC premiums decreased $501,000 due to lower assessment premiums. The FDIC premium was lowered, effective June 1, 1995, for banks categorized as "well-capitalized" from $.23 per $100 deposit to $.04 per $100 deposit.

  Other operating expenses increased $132,000. Excluding the gain on the sale of other real estate owned of $328,000 in 1994, the other operating expenses decreased $196,000 in 1995. This decrease in 1995 was primarily due to a reduction in credit card fraud.

1994 Versus 1993

Other expenses rose $830,000 in 1994 over 1993. Salaries and employee benefits increased $935,000. This increase was due to staff additions, normal salary increases and related payroll taxes and benefits.

  Equipment expense increased $283,000. This increase was primarily due to increased depreciation associated with the in-house data processing system acquired in 1993.

  Data processing fees decreased $199,000. This decrease was primarily due to the reduction of $567,000 ($380,000 in on-going fees and $187,000 of one-time conversion fees) in outside service bureau fees resulting from the 1993 conversion to an in-house data processing system. These savings were offset by a $205,000 increase in credit card processing fees due to system enhancements and volume and price increases. Also, check processing fees increased $94,000 due to the Company's subsidiary bank paying for its correspondent bank services in fees rather than in balances.

  Other operating expenses decreased $395,000. The decrease is the result of a one-time gain of $328,000 realized on the sale in 1994 of other real estate owned.

--------------------------------------------------------------------------------
INCOME TAX EXPENSE

Income taxes for 1995 totaled $1,996,000 as compared to $1,827,000 for 1994 and $1,555,000 in 1993. When measured as a percentage of income before income taxes, the Company's effective tax rate was 23% for 1995 compared to 23% and 22% in 1994 and 1993, respectively. The increase in the provision for income taxes in 1995 and 1994 is due to higher pre-tax earnings. The slight increase in the effective tax rate in 1995 and 1994 was due to a decrease in tax exempt income as a percentage of pre-tax income.

--------------------------------------------------------------------------------
Financial Condition

LIQUIDITY AND INTEREST RATE SENSITIVITY

Effective management of balance sheet liquidity is necessary to fund growth in earning assets and to pay liability maturities, depositors' withdrawal requirements and shareholders' dividends.

  The Company has numerous sources of liquidity including a significant portfolio of shorter term assets, readily marketable investment securities, a growing deposit base, and access to borrowing arrangements.

  During 1995, a significant portion of the Company's liquidity was provided from increased time deposits and repurchase agreements as well as sales and maturities of investment securities.

  Available borrowing arrangements are summarized as follows:

Subsidiary Bank:

 . Informal Federal funds lines of $49,500,000 with seven correspondent banks.

 . Reverse repurchase agreement lines of $50,000,000 with two brokerage firms.

 . Advances up to $20,146,000 from the Federal Home Loan Bank of Chicago. Oak

Brook Bank currently has outstanding $3,500,000 of advances with Federal Home Loan Bank.

Parent Company:

 . Revolving credit arrangement for $5,000,000. The line is currently unused and matures on April 1, 1996. It is anticipated to be renewed annually.
 . The parent company also had cash, short-term investments and other readily marketable securities totaling $6,995,000 at December 31, 1995.

Financial Review
First Oak Brook Bancshares, Inc. and Subsidiary

--------------------------------------------------------------------------------
Interest rate risk arises when the maturity or repricing of assets differs significantly from the maturity or repricing of liabilities. The following table details the Company's interest rate sensitive position at December 31, 1995:

Interest Rate Sensitive Position
                                                                                  1-90     91-180    181-365     Over 1
(Dollars in thousands)                                                            days       days       days       year     Total
---------------------------------------------------------------------------------------------------------------------------------
Rate sensitive assets:
  Interest-bearing deposits with banks................................        $    105   $     --   $     --   $     --  $    105
  Taxable securities..................................................          20,854     13,258     29,188    141,299   204,599
  Tax-exempt securities...............................................           1,030        300      3,120     47,143    51,593
  Loans, net of unearned discount.....................................         181,452     20,163     40,252    120,861   362,728
                                                                              ---------------------------------------------------
    Total.............................................................        $203,441   $ 33,721   $ 72,560   $309,303  $619,025
                                                                              ---------------------------------------------------
    Cumulative total..................................................        $203,441   $237,162   $309,722   $619,025
                                                                              ---------------------------------------------------
Rate sensitive liabilities:
   Savings and NOW accounts/1/........................................        $116,881   $  1,635   $  5,910   $ 67,537  $191,963
   Money market accounts..............................................          26,594         --         --         --    26,594
   Other time deposits................................................          77,403     25,698     49,951     55,241   208,293
   Short-term debt....................................................          60,702         --         --         --    60,702
   Long-term debt.....................................................           3,500         --         --         --     3,500
                                                                              ---------------------------------------------------
    Total.............................................................        $285,080   $ 27,333   $ 55,861   $122,778  $491,052
                                                                              ---------------------------------------------------
    Cumulative total..................................................        $285,080   $312,413   $368,274   $491,052
                                                                              ---------------------------------------------------
Cumulative gap........................................................        $(81,639)  $(75,251)  $(58,552)  $127,973
                                                                              ---------------------------------------------------
Cumulative gap to total assets ratio..................................          (12.04)%   (11.10)%    (8.63)%
                                                                              ---------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
/1/The decay assumption on savings and NOW accounts is based on historical analysis and experience.

  The previous table presents a static gap analysis which does not fully capture the true dynamics of interest rate changes including the timing and/or degree of interest rate changes. While most of the asset categories' rates change when certain independent indices (such as the prime rate) change, the liability categories are repriced at the Company's discretion. The Company utilizes a simulation model to analyze its interest rate risk. The analysis incorporates changes in net interest income and duration of shareholders' equity under various interest rate scenarios. Management recognizes differences between rate changes beyond its control and rate changes within its control and incorporates other factors such as balance sheet growth to better measure interest rate risk.

  The Company conducts its analysis on a regular basis and has established guidelines for the results. In management's opinion, the Company's interest rate risk position is within an acceptable range in light of current economic conditions.

--------------------------------------------------------------------------------
INVESTMENT SECURITIES

In 1995, the Company's investment portfolio decreased slightly to $256 million, a decrease of $7.8 million or 3%. The slight decline in the Company's investment portfolio resulted from an increase in loan demand and decrease in short-term (i.e. 90 days or less) investment securities. The following strategies in 1995 were implemented in the management of the Company's investment portfolio: (1) shifting short term investment securities into Federal funds sold where the yields were more attractive in comparison to 90 day U.S. Treasury rates, (2) sheltering current and future income from state income taxation primarily by investing in state tax-exempt U.S. Treasury and U.S. Government Agency securities-a strategy commenced in 1994, (3) enhancing the Company's investment securities portfolio yield by increasing investment in U.S. Government Agency notes and bonds, and (4) reducing the average maturity of the Company's investment portfolio by selling some of its longest maturity securities.

U.S. Treasury Securities. The Company reduced by $23.8 million its holdings of U.S. Treasuries. The reduction resulted from discontinuing the 90 day U.S. Treasury investment strategy employed in 1994 and redeploying those funds into Federal funds sold where the returns were higher. The maturing U.S. Treasury holdings were also reinvested in liquid, intermediate maturity U.S. Government Agency notes and bonds, because of attractive relative returns. Overall, the average maturity of this portfolio segment in both 1995 and 1994 was 2.3 years.

U.S. Government Agency Notes, Bonds, and Mortgage Backed Securities. The U.S. Government Agency securities (including U.S. Government Agency Mortgage Backed Securities) increased $21.8 million in 1995. The growth was the result of a $28.3 million increase in U.S. Government Agency notes and bonds and a $6.5 million decline in U.S. Government Agency Mortgage Backed Securities. The U.S. Government Agency notes and bonds purchased in 1995 were predominantly short

Financial Review
First Oak Brook Bancshares, Inc. and Subsidiary
--------------------------------------------------------------------------------

to intermediate term securities and are exempt from state income taxation. The decrease in U.S. Government Agency Mortgage Backed Securities resulted primarily from anticipated repayments (prepayments from home mortgage refinancing were at expected levels). Overall, the average maturity of this portfolio segment lengthened in 1995 to 3.1 years from 2.3 in 1994.

Municipal Securities. The Company's Municipal securities decreased $3.6 million. The decline was primarily due to the sale of $6 million of Municipal securities in the fourth quarter of 1995. The sales of these municipal securities, primarily longer term (maturities in excess of 10 years) and "non-rated" municipals, was done to reduce the overall interest rate risk and credit risk inherent in the portfolio. The proceeds from these sales were invested in intermediate maturity U.S. Government Agencies securities. The Company will continue to implement the strategy of building a "laddered" maturity for the Municipal securities portfolio. The average maturity of this portfolio segment declined to 6.0 years in 1995 from 6.9 years in 1994.

Corporate and Other Securities. These securities consist primarily of preferred stocks held by the parent company, Federal Home Loan Bank stock and private-issue, U.S. Government Agency guaranteed collateralized mortgage obligations
(CMOs). Because of the 100% risk-based capital weighting for corporate debt securities (excluding CMOs which are 20% risk-weighted), the Company does not emphasize corporate debt securities.

Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investment in Debt and Equity Securities." See note 4 of the Consolidated Financial Statements for further discussion. When Statement 115 was originally adopted, on December 31, 1993, the only securities categorized as held to maturity was the municipal segment of the investment portfolio. During the third quarter of 1994, as a result of the merger of the Company's two subsidiary banks, additional securities (U.S. Treasuries, U.S. Government Agencies and Mortgage Backed securities) were transferred to held-to-maturity as a result of lower liquidity demands of the combined bank. In accordance with the provisions of the "Special Report--A Guide to Implementation of Statement 115 on Accounting for Certain Investment in Debt and Equity Securities" issued on November 15, 1995 by the FASB staff, the Company restructured the held-to-maturity (HTM) and available-for-sale (AFS) portfolios to more closely mirror each other in both security composition and maturity distribution. The objectives of this restructuring were to (1) better "balance" the HTM and AFS portfolios while managing the investment portfolio on a "total return" basis, (2) provide sufficient flexibility in meeting liquidity demands, (3) manage interest rate risk and (4) minimize unnecessary capital fluctuations. As a result of this analysis, the following transfers were made:

 . $33 million of securities, including nearly $20 million in Municipal securities, were transferred from held-to-maturity to available-for-sale. At date of transfer, the securities transferred had an aggregate unrealized gain of $1,377,000.

 . $28 million of securities, primarily U.S. Government Agency Securities maturing in the next six months to four years, were transferred from available-for-sale to held-to-maturity. At the date of transfer, the aggregate fair market value approximated the amortized cost of the securities transferred. The unrealized gains and losses, net of taxes, included in shareholders' equity will be amortized over the remaining lives of the transferred securities.

  In 1994, the Company increased its investment portfolio to $264 million, an increase of $40 million or 18%. The growth was primarily in U.S. Treasuries and Municipal securities.

  The following table sets forth the book values of investment securities held on the dates indicated:


Investments by Type (at book value)                                 December 31,
                                                    ----------------------------
(Dollars in thousands)                                  1995      1994      1993
--------------------------------------------------------------------------------
U.S. Treasury.................................      $105,167  $129,034  $ 71,943
U.S. Government agencies......................        33,825     5,562     5,958
Mortgage-backed agency securities.............        61,683    68,184    97,810
State and municipal...........................        51,593    55,226    41,643
Corporates and other..........................         3,924     5,937     6,634
                                                    ----------------------------
  Total investment portfolio..................      $256,192  $263,943  $223,988
                                                    ============================

At December 31, 1995 there are no investment securities of any one issuer in excess of 10% of shareholders' equity other than securities of the U.S. Government and its agencies.

Financial Review
First OakBrook Bancshares, Inc. and Subsidiary
--------------------------------------------------------------------------------

The maturity distribution and weighted average yield of investment securities at December 31, 1995 are presented in the following table:


Analysis of Investment Portfolio
                                                                                 State
                                   U.S. Treasury    U.S. Government        & Municipal       Corporate and
                                      Securities           Agencies/1/      Securities    Other Securities
                                ----------------    ---------------    ---------------    ----------------
(Dollars in thousands)            Amount   Yield     Amount   Yield     Amount   Yield/2/ Amount    Yield
----------------------------------------------------------------------------------------------------------
Maturities:
Within 1 year...............    $ 23,190    5.45%   $ 6,060    5.94%   $ 4,450    8.27%   $ 1,153     7.98%
1-5 years...................      81,977    6.15     78,194    6.38     16,726    8.75         25     7.50
5-10 years..................          --      --      8,644    4.49     22,449    8.25         --       --
After 10 years..............          --      --      2,610    6.70      7,968    8.66      2,746/3/  7.75
                                --------------------------------------------------------------------------
                                $105,167    6.00%   $95,508    6.45%   $51,593    8.48%   $ 3,924     7.82%
                                ==========================================================================
Average months to maturity..          27                 37                 72                  5

----------------------------------------------------------------------------------------------------------
/1/Included in U.S. Government Agencies are U.S. Government Agency notes and bonds as well as U.S.
 Government Agency mortgage-backed securities (USMBS). Given the amortizing nature of USMBSs, their maturities presented in the table are based on their estimated average lives at December 31, 1995. The estimated average lives may differ from actual principal cash flows. Principal cash flows include prepayments and scheduled principal amortization.

/2/Yields on state and municipal securities are calculated on a tax-equivalent basis using a tax rate of 34%.

/3/Included in this amount are preferred stocks and Federal Home Loan Bank of Chicago stock, which have no maturity date and are not included in the average months to maturity. Yields on the stocks are calculated on a tax-equivalent basis using a tax rate of 34% and the 70% dividend received deduction.
----------------------------------------------------------------------------------------------------------

LOANS
At year-end 1995, loans outstanding, net of unearned discount, increased $53 million or 17% compared to 1994. The majority of the 1995 growth was in consumer loans, real estate (residential and commercial) and commercial loans. The growth in credit card loans was constrained as a result of vigorous competition.

  Consumer installment loans increased $17.4 million or 47% primarily due to increases in indirect automobile loans. Indirect automobile loans increased $16.2 million or 73% to $38.4 million in 1995.

  Real estate construction loans increased $14 million or 95%. The increase was primarily due to lending to Chicago area homebuilders.

  Residential real estate increased $18.7 million or 30% due to increased mortgage originations and retaining the majority of these originations for the Company's loan portfolio.

  Commercial loans increased $4.8 million or 14% primarily due to lines of credit and tax-exempt leases.

  At year-end 1994, loans outstanding, net of unearned discount, increased $31.5 million or 11% compared to 1993. The majority of the 1994 growth was in indirect auto loans, commercial real estate, commercial loans and credit card loans.

  There are no concentrations of loans exceeding 10% of total loans at December 31, 1995, which are not otherwise disclosed below. The Company has no foreign loans; therefore, no loans to Less Developed Countries (LDCs). The Company has no agricultural loans.

  The following table sets forth the loans by type at the dates indicated:


Loans by Type

                                                                                    December 31,
                                            ----------------------------------------------------
(Dollars in thousands)                          1995       1994       1993       1992       1991
------------------------------------------------------------------------------------------------
Commercial loans..........................  $ 38,171   $ 33,351   $ 29,035   $ 27,838   $ 28,020
Real estate loans
 Land acquisition and construction loans..    28,770     14,789     12,098     11,404      5,279
 Commercial mortgage loans................    55,437     56,149     44,977     37,377     28,636
 Residential mortgage loans...............    81,226     62,557     66,972     84,176     48,860
 Home equity loans........................    47,357     47,192     47,463     50,690     47,129
Credit card loans.........................    58,592     59,984     56,003     43,793     35,114
Consumer installment loans................    54,420     37,067     21,950     10,616     10,653
                                            ----------------------------------------------------
                                             363,973    311,089    278,498    265,894    203,691
Less:
 Unearned discount........................     1,245      1,408        321        356        763
 Allowance for loan losses................     3,932      3,859      3,231      2,890      2,514
                                            ----------------------------------------------------
Loans, net................................  $358,796   $305,822   $274,946   $262,648   $200,414
                                            ====================================================

As evidenced by the table, loans secured by real estate comprise the greatest percentage of total loans. Most of the Company's residential real estate loans are secured by first or second mortgages on one-to-four family residences in the Chicago Metropolitan area. The Company generally limits total advances to a loan to value ratio of eighty percent or less. Commercial mortgages are secured by properties in the Chicago Metropolitan area.

Financial Review
First Oak Brook Bancshares, Inc. and Subsidiary
--------------------------------------------------------------------------------

The following table indicates the maturity distribution of selected loans at December 31, 1995:


Maturity Distribution of Selected Loans
                                                              One      One to       Over
                                                          year or        five       five
(Dollars in thousands)                                       less/1/    years      years      Total
----------------------------------------------------------------------------------------------------
Commercial loans........................................  $15,072    $ 18,104    $ 4,995    $ 38,171
Real estate-land acquisition and construction loans.....   28,770           -          -      28,770
Commercial and residential mortgage loans...............    2,596      65,151     68,916     136,663
Home equity loans.......................................    3,176      44,181          -      47,357
                                                          ------------------------------------------
                                                          $49,614    $127,436    $73,911    $250,961
                                                          ==========================================
----------------------------------------------------------------------------------------------------

/1/Includes demand loans.

The following table indicates, for the loans in the Maturity Distribution table, the amounts due after one year which have fixed and variable interest rates at December 31, 1995:


                                                   Fixed    Variable
(Dollars in thousands)                              Rate        Rate       Total
--------------------------------------------------------------------------------
Commercial loans..............................   $16,242    $  6,857    $ 23,099
Commercial and residential mortgage loans.....    78,339      55,728     134,067
Home equity loans.............................     2,560      41,621      44,181
                                                 -------------------------------
                                                 $97,141    $104,206    $201,347
                                                 ===============================


Variable rate loans are those on which the interest rate can be adjusted for changes in the Company's index rate (similar to prime rate), the Wall Street Journal's published prime rate, U.S. Treasury securities or the brokers' call money rate. Included in the variable rate loans are residential real estate loans tied to the prime rate, which make up $13.6 million of the real estate loan volume. These mortgages have a ceiling on the interest rate ranging from 9.5% to 19.9%. Home equity loans have a ceiling on the interest rate of 19.9%. Fixed rate loans are those on which the interest rate cannot be changed during the term of the loan.
--------------------------------------------------------------------------------

DEPOSITS

Average deposits for 1995 increased $20.3 million or 4%. The increase in average deposits is primarily related to a $53.3 million increase in time deposits offset by a $27 million decrease in savings deposits and NOW accounts and a $5.8 million decrease in money market accounts. The increase in average time deposits came from customers shifting to higher yielding time deposits from lower yielding savings deposits and NOW accounts and money market accounts, regular CD promotions and increased public funds. While average noninterest-bearing demand deposits remained level in 1995 compared to 1994, the average for the fourth quarter of 1995 increased to $122 million. At December 31, 1995 there are no brokered deposits.

  Average deposits for 1994 increased $20 million or 4%. The increase in average deposits is primarily related to a $14.2 million increase in time deposits and a $6.4 million increase in savings and NOW deposits.


Average Deposits and Rate by Type

                                                         1995               1994               1993
                                              ---------------    ---------------    ---------------
(Dollars in thousands)                          Amount   Rate      Amount   Rate      Amount   Rate
---------------------------------------------------------------------------------------------------
Noninterest-bearing demand deposits.........  $119,812      -%   $119,978      -%   $121,504      -%
Savings deposits and NOW accounts...........   199,523   3.90     226,513   3.42     220,094   3.58
Money market accounts.......................    27,205   3.07      32,984   2.43      32,089   2.43
Other time deposits.........................   187,281   5.87     133,999   4.59     119,799   4.62
                                              -----------------------------------------------------
Total.......................................  $533,821   4.74%   $513,474   2.86%   $493,486   2.88%
                                              =====================================================

Time deposits over $100,000 are deposits generally obtained from commercial and governmental customers at negotiated rates and terms. As of December 31, 1995, the scheduled maturities of these time deposits are as follows:


Maturity Distribution of Time Deposits Over $100,000

(Dollars in thousands)
--------------------------------------------------------------------------------
3 months or less......................................................   $57,273
Over 3 through 6 months...............................................     8,746
Over 6 through 12 months..............................................    11,101
Over 12 months........................................................    11,798
                                                                         -------
Total.................................................................   $88,918
                                                                         =======


Financial Review
First Oak Brook Bancshares, Inc. and Subsidiary

-------------------------------------------------------------------------------
SHORT-TERM BORROWINGS

Federal funds purchased, securities sold under agreements to repurchase ("repos") and Treasury, tax and loan demand notes constitute all of the Company's short-term borrowings. These short-term borrowings are not subject to FDIC deposit insurance premiums or reserve requirements. The Treasury, tax and loan demand notes can be called by the Federal Reserve Bank at any time. The repos generally mature within one to ninety days from the various dates of sale and have the characteristics of secured borrowings. The Company attracts repos primarily from businesses and local governmental units.

  Average short-term borrowings increased $9.6 million or 21% in 1995 as compared to 1994. Average short-term borrowings increased $8.4 million or 22% in 1994 as compared to 1993. The 1995 and 1994 increases in average short-term borrowings were due to an increase in repurchase agreements with governmental units.

Short-Term Borrowings
(Dollars in thousands)                1995      1994      1993
--------------------------------------------------------------
Amount outstanding:
 At year-end.....................  $60,702   $68,577   $50,503
 Average during year.............   56,245    46,612    38,144
 Maximum month-end...............   69,490    68,577    50,503
Average interest rate:
 At year-end.....................     5.05%     5.02%     3.03%
 During the year.................     5.32%     3.89%     2.84%
                                   ---------------------------
--------------------------------------------------------------

CAPITAL RESOURCES

One of the Company's primary objectives is to maintain strong capital to warrant the confidence of our customers, shareholders and bank regulatory agencies. A strong capital base is needed to take advantage of profitable growth opportunities that arise and to provide assurance to depositors and creditors. Banking is inherently a risk-taking activity requiring a sufficient level of capital to effectively and efficiently manage this business risk. The Company's capital objectives are to:

-- maintain sufficient capital to support the risk characteristics of the Company and the Company's subsidiary bank;

-- maintain capital ratios which meet and exceed the "well-capitalized" regulatory capital ratio guidelines for the Company and the Company's subsidiary bank, thereby minimizing regulatory intervention and lowering FDIC assessments; and

-- enhance shareholder value through strong earnings and dividend distributions.

  At December 31, 1995, the Company achieved record shareholders' equity of $53.8 million through earnings retention of $5.8 million and the restoration of $5.1 million to capital as a result of applying required "mark to market" rules to the Company's securities portfolio. The Company's and its subsidiary bank's capital ratios not only exceeded the minimum regulatory guidelines but also the FDIC criteria for "well-capitalized" banks.

  The following table shows the Company's and its subsidiary bank's regulatory capital ratios, risk-based capital and risk-weighted assets as of December 31, 1995 and 1994.

Regulatory Capital
                                                         Company Consolidated                  Oak Brook Bank
                                                         --------------------       -------------------------
                         Well-Capitalized                     1995       1994           1995             1994
-------------------------------------------------------------------------------------------------------------
Tier 1 Capital Ratio.........   greater or equal  6%         13.33%     13.37%         11.54%           12.18%
Total Capital Ratio..........   greater or equal 10%         14.32%     14.46%         12.53%           13.27%
Capital Leverage Ratio.......   greater or equal  5%          7.94%      7.50%          6.88%            6.89%

Tier 1 Capital...............                             $ 53,318   $ 47,571       $ 46,057         $ 42,780
Total Risk-based Capital.....                             $ 57,250   $ 51,430       $ 49,989         $ 46,639
Total risk-weighted assets...                             $399,920   $354,471       $399,074         $353,270
                                                          ---------------------------------------------------

The subsidiary bank is subject to the FDIC Risk-based Assessment System, the purpose of which is to assess FDIC insurance premiums. The FDIC insurance premiums, which are dependent upon the bank's capital position and regulatory rating, are the lowest assessed. The FDIC premiums for "well-capitalized" banks have moved steadily downward, from $.23 per $100 of deposits at January 1, 1995 to $.04 per $100 of deposits at June 1, 1995 to finally $.00 per $100 of deposits effective January 1, 1996.

  The subsidiary bank is not restricted by the limitations on Brokered Deposits and can pass-through the $100,000 FDIC insurance coverage to each participant in or beneficiary of a qualified employee benefit plan.

  In August 1995, the Federal Banking Agencies jointly issued a final ruling which stated that the agencies will include in their evaluation of capital adequacy the exposure to declines in economic value of the bank's capital due to changes in interest rates. The implementation of the proposed process for measuring interest rate risk exposure has been delayed pending further review by the Federal Banking Agencies. If the regulators determine a bank is in a high risk position, additional capital may be required. The Company believes it would remain "well capitalized" despite an interest rate change of 200 basis points.

  In 1995, cash dividends paid totaled $979,000, a 12% increase from 1994. Quarterly cash dividends in 1995 were increased by the Board in October as a result of strong earnings and capital. Annualized, the current dividend on the Class A common and common is $.36 per share and $.30 per share, respectively. In 1994, cash dividends paid totaled $875,000, a 21% increase from 1993.

Report of Independent Auditors

--------------------------------------------------------------------------------
BOARD OF DIRECTORS AND SHAREHOLDERS
FIRST OAK BROOK BANCSHARES, INC.

We have audited the accompanying consolidated balance sheets of First Oak Brook Bancshares, Inc. and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Oak Brook Bancshares, Inc. and subsidiary at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP

Chicago, Illinois
January 17, 1996

Consolidated Balance Sheets
First Oak Brook Bancshares, Inc. and Subsidiary


                                                                                            December 31,
                                                                                     -------------------
(Dollars in thousands)                                                                 1995       1994
--------------------------------------------------------------------------------------------------------
Assets
 Cash and due from banks...........................................................  $ 37,406   $ 33,710
 Federal funds sold................................................................         -      2,500
 Interest-bearing deposits with banks..............................................       105         91
 Investment securities:
  Securities held to maturity, at amortized cost
   (fair value, $130,214 and $140,216 for 1995 and 1994)...........................   128,020    143,604
  Securities available for sale, at fair value.....................................   128,172    120,339
 Loans, net of unearned discount...................................................   362,728    309,681
 Less-Allowance for loan losses....................................................    (3,932)    (3,859)
                                                                                     -------------------
  Net loans........................................................................   358,796    305,822
 Premises and equipment, net.......................................................    17,899     18,989
 Other assets......................................................................     7,704      9,650
                                                                                     -------------------
Total Assets.......................................................................  $678,102   $634,705
                                                                                     ===================

Liabilities and Shareholders' Equity
 Noninterest-bearing demand deposits...............................................  $128,236   $109,237
 Interest-bearing deposits:
  Savings deposits and NOW accounts................................................   191,963    223,354
  Money market accounts............................................................    26,594     26,602
  Other time deposits
   Under $100,000..................................................................   119,375     89,077
   $100,000 and over...............................................................    88,918     65,353
                                                                                     -------------------
  Total interest-bearing deposits..................................................   426,850    404,386
                                                                                     -------------------
  Total deposits...................................................................   555,086    513,623
 Federal funds purchased and securities sold under agreements to repurchase........    54,657     61,988
 Treasury, tax and loan demand notes...............................................     6,045      6,589
 Federal Home Loan Bank advances...................................................     3,500      6,000
 Other liabilities.................................................................     5,052      3,596
                                                                                     -------------------
Total Liabilities..................................................................   624,340    591,796
                                                                                     -------------------
Shareholders' Equity:
 Preferred stock, series B, no par value, authorized--100,000 shares, issued--none.         -          -
 Class A common stock, $2 par value, (aggregate liquidation preference of $11,602 or $6.31 per share) authorized--4,000,000 shares, issued and outstanding--
  1,838,682 shares in 1995 and 1,835,666 shares in 1994............................     3,677      3,671
 Common stock, $2 par value, authorized--3,000,000 shares, issued--1,695,187 shares in 1995 and 1,697,903 shares in 1994, outstanding--1,524,160 shares in 1995
  and 1,526,876 shares in 1994.....................................................     3,390      3,396
 Surplus...........................................................................    10,368     10,364
 Unrealized gain (loss) on securities available for sale, net of taxes.............       356     (4,780)
 Retained earnings.................................................................    36,704     30,991
 Less cost of shares in Treasury, 171,027 common shares in 1995 and 1994...........      (733)      (733)
                                                                                     -------------------
Total Shareholders' Equity.........................................................    53,762     42,909
                                                                                     -------------------
Total Liabilities and Shareholders' Equity.........................................  $678,102   $634,705
                                                                                     ===================
--------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.


Consolidated Statements of Income
First Oak Brook Bancshares, Inc. and Subsidiary
                                                                                                   Year Ended December 31,
                                                                                          -------------------------------
(Dollars in thousands except per share amounts)                                              1995        1994        1993
-------------------------------------------------------------------------------------------------------------------------
Interest income:
 Interest on loans...................................................................     $32,287     $26,175     $23,627
 Interest on securities:
  U.S. Treasury and Government agencies..............................................      11,529      10,816       9,425
  Obligations of states and political subdivisions...................................       3,098       2,755       2,483
  Other securities...................................................................         326         372         208
 Interest on Federal funds sold and securities purchased under agreements to resell..       1,024         963       1,031
 Interest on deposits with banks.....................................................           8           7          32
                                                                                       ----------------------------------
Total interest income................................................................      48,272      41,088      36,806
Interest expense:
 Interest on savings deposits and NOW accounts.......................................       7,785       7,744       7,879
 Interest on money market accounts...................................................         835         802         779
 Interest on other time deposits.....................................................      10,989       6,156       5,534
 Interest on Federal funds purchased and securities sold
  under agreements to repurchase.....................................................       2,805       1,535         869
 Interest on Treasury, tax and loan demand notes.....................................         188         279         213
 Interest on Federal Home Loan Bank advances.........................................         194         276         217
                                                                                       ----------------------------------
Total interest expense...............................................................      22,796      16,792      15,491
                                                                                       ----------------------------------
Net interest income..................................................................      25,476      24,296      21,315
Provision for loan losses............................................................       1,050       1,200         960
                                                                                       ----------------------------------
Net interest income after provision for loan losses..................................      24,426      23,096      20,355
                                                                                       ----------------------------------
Other income:
 Service charges on deposit accounts.................................................       2,333       2,611       2,794
 Trust fees..........................................................................         592         444         366
 Other operating income..............................................................       1,204       1,125         926
 Investment securities gains.........................................................         127          37       1,109
                                                                                       ----------------------------------
Total other income...................................................................       4,256       4,217       5,195
                                                                                       ----------------------------------
Other expenses:
 Salaries and employee benefits......................................................      10,921      10,169       9,234
 Occupancy expense...................................................................       1,315       1,306       1,288
 Equipment expense...................................................................       1,702       1,664       1,381
 Data processing.....................................................................       1,473       1,314       1,513
 Professional fees...................................................................         259         290         284
 Postage, stationery and supplies....................................................         815         863         842
 Advertising and business development................................................       1,394       1,202       1,138
 FDIC premiums.......................................................................         592       1,093         996
 Other operating expenses............................................................       1,523       1,391       1,786
                                                                                       ----------------------------------
Total other expenses..................................................................      19,994      19,292      18,462
                                                                                       ----------------------------------
Income before provision for income taxes.............................................       8,688       8,021       7,088
Provision for income taxes...........................................................       1,996       1,827       1,555
                                                                                       ----------------------------------
Net income...........................................................................     $ 6,692     $ 6,194     $ 5,533
                                                                                       ==================================
Earnings per common share and common equivalent share................................     $  1.95     $  1.81     $  1.62
                                                                                       ==================================
Weighted average number of common shares and common share equivalents................   3,432,164   3,421,203   3,417,777
                                                                                       ==================================
-------------------------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity
First Oak Brook Bancshares, Inc. and Subsidiary

                                                                                      Unrealized
                                                   Class A                        Gain (Loss) on
                                              Common Stock       Common Stock         Securities                              Total
(Dollars in thousands except                           Par                Par          Available  Retained  Treasury  Shareholders'
shares and per share amounts)               Shares   Value     Shares   Value  Surplus  For Sale  Earnings     Stock         Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1992............ 1,715,403  $3,431  1,817,737  $3,636  $10,364   $     -   $21,066     $(733)       $37,764
-----------------------------------------------------------------------------------------------------------------------------------
Net income..............................                                                             5,533                    5,533
Conversion of common stock
  into Class A common stock.............    73,020     146    (73,020)   (146)
Dividends declared,
  $.246 per share common and
  $.303 per share Class A common........                                                              (927)                    (927)
Unrealized gain on securities
  available for sale....................                                                   1,748                              1,748
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993............ 1,788,423  $3,577  1,744,717  $3,490  $10,364   $ 1,748   $25,672     $(733)       $44,118
-----------------------------------------------------------------------------------------------------------------------------------
Net income..............................                                                             6,194                    6,194
Conversion of common stock
  into Class A common stock.............    47,468      95    (47,468)    (95)
Dividends declared,
  $.232 per share common and
  $.283 per share Class A common........                                                              (875)                    (875)
Exercise of stock options...............      (225)     (1)       654       1
Unrealized loss on securities
  available for sale....................                                                  (6,528)                            (6,528)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994............ 1,835,666  $3,671  1,697,903  $3,396  $10,364   $(4,780)  $30,991     $(733)       $42,909
-----------------------------------------------------------------------------------------------------------------------------------
Net income..............................                                                             6,692                    6,692
Conversion of common stock
  into Class A common stock.............     3,016       6     (3,016)     (6)
Dividends declared,
  $.275 per share common and
  $.330 per share Class A common........                                                              (979)                    (979)
Exercise of stock options...............                          300                4                                            4
Unrealized gain on securities
  available for sale....................                                                   5,136                              5,136
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995............ 1,838,682  $3,677  1,695,187  $3,390  $10,368   $   356   $36,704     $(733)       $53,762
===================================================================================================================================
-----------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
First Oak Brook Bancshares, Inc. and Subsidiary
                                                                                                Year Ended December 31,
                                                                                        -------------------------------
(Dollars in thousands)                                                                      1995       1994        1993
-----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income...........................................................................  $  6,692   $  6,194   $   5,533
 Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation........................................................................     1,915      1,949       1,755
  Discount accretion..................................................................      (388)      (212)       (138)
  Premium amortization................................................................     1,916      2,324       1,703
  Provision for loan losses...........................................................     1,050      1,200         960
  Investment securities gains.........................................................      (127)       (37)     (1,109)
  Decrease (increase) in other assets.................................................      (721)    (1,163)        522
  Increase (decrease) in other liabilities............................................     1,273       (284)        987
  Amortization of intangibles.........................................................       204        265         247
                                                                                        -------------------------------
Net cash provided by operating activities.............................................    11,814     10,236      10,460
                                                                                        -------------------------------
Cash flows from investing activities:
 Decrease in interest-bearing deposits with banks.....................................         -          -         500
 Purchase of securities held to maturity..............................................   (57,458)   (75,873)          -
 Purchase of securities available for sale............................................   (26,447)   (65,563)          -
 Purchase of investment securities....................................................         -          -    (139,424)
 Proceeds from maturities of securities held to maturity..............................    70,240     20,160           -
 Proceeds from sales and maturities of securities available for sale..................    27,797     69,356           -
 Proceeds from sales and maturities of investment securities..........................         -          -      97,737
 Increase in loans....................................................................   (54,024)   (32,076)    (13,258)
 Additions to premises and equipment..................................................      (825)      (442)     (2,479)
                                                                                        -------------------------------
Net cash used in investing activities.................................................   (40,717)   (84,438)    (56,924)
                                                                                        -------------------------------
Cash flows from financing activities:
 Increase (decrease) in demand deposits...............................................    18,999     (4,543)     19,558
 Increase (decrease) in savings and NOW accounts......................................   (31,391)    (8,668)     33,472
 Increase (decrease) in money market accounts.........................................        (8)    (6,532)      1,271
 Increase in time deposits............................................................    53,863     25,193      17,273
 Proceeds from Federal Home Loan Bank advances........................................         -          -       6,000
 Repayment of Federal Home Loan Bank advances.........................................    (2,500)         -           -
 Increase (decrease) in Treasury, tax and loan demand notes...........................      (544)    (5,265)      4,788
 Increase (decrease) in Federal funds purchased and securities sold under agreements
  to repurchase.......................................................................    (7,331)    23,339       7,854
 Exercise of stock options............................................................         4          1           -
 Cash dividends.......................................................................      (979)      (875)       (724)
                                                                                        -------------------------------
Net cash provided by financing activities.............................................    30,113     22,650      89,492
                                                                                        -------------------------------
Net increase (decrease) in cash and cash equivalents..................................     1,210    (51,552)     43,028
Cash and cash equivalents at beginning of year........................................    36,301     87,853      44,825
                                                                                        -------------------------------
Cash and cash equivalents at end of year..............................................  $ 37,511   $ 36,301   $  87,853
                                                                                        ===============================
Supplemental disclosures:
 Interest paid........................................................................  $ 22,121   $ 16,415   $  15,495
 Income taxes paid....................................................................     1,926      1,929       1,660
                                                                                        ===============================
-----------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
First Oak Brook Bancshares, Inc. and Subsidiary
-------------------------------------------------------------------------------

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of First Oak Brook Bancshares, Inc. (the Company) and its wholly-owned subsidiary, Oak Brook Bank. The accounting and reporting policies of the Company and its subsidiary conform to generally accepted accounting principles and to general practice within the banking industry.

  The Company, through its subsidiary bank, is engaged in the general retail and commercial banking business, primarily in the Chicago metropolitan area. The services offered include demand, savings and time deposits, corporate cash management services, commercial lending products such as commercial loans, mortgages and letters of credit, and personal lending products such as residential mortgages, home equity lines, auto loans and credit card products. In addition, related products and services are offered including discount brokerage, mutual funds and annuity sales, and foreign currency and precious metal sales. The subsidiary bank has a full service trust and land trust department.

Use of Estimates: The consolidated financial statements and accompanying footnotes of the Company inherently involve significant estimates made by management; these assumptions and estimates used in the preparation of the consolidated financial statements and accompanying footnotes are subjective in nature and involve uncertainties and significant judgment. Changes in these assumptions and estimates could significantly affect reported amounts in the consolidated financial statements and accompanying footnotes.

Investment Securities: In May, 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company adopted the provisions of Statement No. 115 as of December 31, 1993.

  Management determines the appropriate classification of securities at the time of purchase. Securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost.

  Securities not classified as held-to-maturity or trading and marketable equity securities are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity. The Company does not carry any securities for trading purposes.

  The amortized cost of securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. The cost of securities sold is based on the specific identification method.

Loan Fees and Related Costs: Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized as an adjustment of the related loan's yield over the contractual life of the loan using the level-yield method.

Allowance for Loan Losses: The allowance for loan losses is comprised of both specific and general valuation allowances. The Company accounts for specific valuation allowances on commercial, commercial mortgage and construction loans in accordance with Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan." In accordance with Statement 114, the Company considers a loan to be impaired when, based on an evaluation of current information and events, it is probable that the Company's subsidiary bank will not be able to collect all amounts (principal and interest) due pursuant to the original contractual terms. The Company measures impairment based upon the present value of expected future cash flows discounted at the loan's original effective interest rate or the fair value of the collateral if the loan is collateral dependent. Interest income on impaired loans is recognized using either the cash basis method or a cost recovery method depending upon the circumstances. Valuation allowances on residential mortgage, home equity, credit card and consumer installment loans and general valuation allowances on commercial, commercial mortgage and construction loans are determined by management based on factors such as past loan loss experience, evaluation of potential losses in the loan portfolio, prevailing economic conditions and other factors and estimates which are subject to change over time. Management adjusts the allowance for loan losses by recording a provision for loan losses in an amount sufficient to maintain the allowance at an adequate level. The Company adopted Statement 114 as of January 1, 1995. The adoption of this Statement had no material effect on the Company's financial statements as the Company had no impaired loans, as defined, through December 31, 1995.

  Loans, excluding credit card loans, are placed on non-accrual status when the continuity of the contractual principal or interest is deemed doubtful by management or becomes 90 days or more past due and the loan is not well secured or in the process of collection.

Premises and Equipment: Premises, leasehold improvements and equipment are stated at cost less accumulated depreciation and amortization. For financial reporting purposes, depreciation is charged to expense by the straight-line method over the estimated useful life of the asset. Leasehold improvements are amortized over a period not exceeding the term of the lease, including renewal option periods.

Income Taxes: The Company and its subsidiary file consolidated income tax returns. The subsidiary provides for income taxes on a separate return basis and remits to the Company amounts determined to be currently payable. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Notes to Consolidated Financial Statements
First Oak Brook Bancshares, Inc. and Subsidiary
-------------------------------------------------------------------------------

Earnings Per Common Share and Common Equivalent Share: Earnings per common share and common equivalent share are computed by dividing net income by the weighted average number of common shares and common share equivalents outstanding during the year. Stock options are included in common share equivalents based on the treasury stock method.

Stock Options: The Company accounts for stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded.

Cash and Cash Equivalents: For purposes of the Consolidated Statements of Cash Flows, cash and cash equivalents include cash and due from banks, Federal funds sold, securities purchased under agreements to resell and interest bearing deposits with banks with original maturities of 90 days or less.

Reclassification: Certain amounts in the 1994 and 1993 consolidated financial statements have been reclassified to conform to their 1995 presentation.
-------------------------------------------------------------------------------

NOTE 2. FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107 "Disclosures about Fair Value of Financial Instruments" requires the disclosure of the fair value of certain financial instruments. Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets' fair values.

Investment securities: Fair values for investment securities are based on quoted market prices.

Loans: For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair value for all other loans is estimated using discounted cash flow analyses, which use interest rates currently being offered for similar loans of similar credit quality. The fair value of the credit card loan portfolio is based on the value of existing loans at year-end and does not include the value related to estimated cash flows from new loans generated from existing cardholders. The carrying amount of accrued interest approximates its fair value.

Off-balance sheet instruments: Fair values for the Company's off-balance sheet instruments (letters of credit and lending commitments) are generally based on fees currently charged to enter into similar agreements.

Deposit liabilities: The fair values for certain deposits (e.g., interest and noninterest-bearing demand deposits, savings deposits and NOW accounts) are, by definition, equal to the amount payable on demand. The fair value estimates do not include the intangible value of the existing customer base. The carrying amounts for variable rate money market accounts approximate their fair values. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities.

Short-term debt: The carrying amounts of Federal funds purchased, repurchase agreements and Treasury, tax and loan demand notes approximate their fair values.

Long-term debt: The fair value of the Federal Home Loan Bank advances is estimated using a discounted cash flow calculation that utilizes interest rates currently being offered for similar maturities.

  The assumptions and estimates used in the fair value determination process are subjective in nature and involve uncertainties and significant judgment and, therefore, fair values cannot be determined with precision. Changes in assumptions could significantly affect these estimated values.

  The estimated fair values of the Company's significant financial instruments as of December 31, 1995 and 1994 are as follows:

                                               1995              1994
                                 ------------------  ------------------
                                 Carrying     Fair    Carrying     Fair
(in thousands)                     Amount    Value      Amount    Value
-----------------------------------------------------------------------
Financial Assets
 Cash and cash equivalents.....  $ 37,511  $ 37,511  $ 36,301  $ 36,301
 Investment securities.........   256,192   258,386   263,943   260,555
 Loans.........................   362,728   362,740   309,681   306,504
Financial Liabilities
 Time deposits.................   208,293   211,334   154,430   153,477
 Other deposits................   346,793   346,793   359,193   359,193
 Short-term debt...............    60,702    60,702    68,577    68,577
 Long-term debt................     3,500     3,486     6,000     5,888
Off-Balance Sheet Commitments
 Commercial....................         -        68         -        53
 Home equity...................         -        92         -        85
 Credit card...................         -       200         -       260

Notes to Consolidated Financial Statements
First Oak Brook Bancshares, Inc. and Subsidiary

--------------------------------------------------------------------------------
NOTE 3. CASH AND DUE FROM BANKS

Cash and due from banks include reserve balances that the Company's subsidiary bank is required to maintain with the Federal Reserve Bank of Chicago. These required reserves are based principally on deposits outstanding. The average reserves required for the year ended December 31, 1995 and 1994, were $8,688,000 and $6,340,000, respectively.

--------------------------------------------------------------------------------
NOTE 4. INVESTMENT SECURITIES

The aggregate amortized cost and fair values of securities, and gross unrealized gains and unrealized losses at December 31 follow:

                                                                              1995                                         1994
                                        ------------------------------------------   ------------------------------------------
                                        Amortized  Unrealized  Unrealized     Fair   Amortized Unrealized  Unrealized      Fair
(in thousands)                               Cost       Gains      Losses    Value        Cost      Gains      Losses     Value
-------------------------------------------------------------------------------------------------------------------------------
Securities available for sale:
 U.S. Treasury.........................  $ 56,192      $  475       $231  $ 56,436    $ 62,418       $ 25      $2,609  $ 59,834
 U.S. Government agencies..............    13,565          25          -    13,590       2,563          -           1     2,562
 Mortgage-backed agency securities.....    26,185          68        263    25,990      55,939          4       3,212    52,731
 Collateralized mortgage obligations...     1,000          13          -     1,013       2,529          -          95     2,434
 Obligations of states and political
  subdivisions.........................    27,140       1,265          9    28,396           -          -           -         -
 Other securities......................     2,734          18          5     2,747       2,796          -          18     2,778
                                         --------------------------------------------------------------------------------------
  Total securities available for sale..  $126,816      $1,864       $508  $128,172    $126,245       $ 29      $5,935  $120,339
                                         ======================================================================================
Securities held to maturity:
 U.S. Treasury.........................  $ 48,731      $  973       $  -  $ 49,704    $ 69,200        $ -      $1,101  $ 68,099
 U.S. Government agencies..............    20,235         172         51    20,356       3,000          -         130     2,870
 Mortgage-backed agency securities.....    35,693         375         97    35,971      15,453          2         558    14,897
 Obligations of states and political
  subdivisions.........................    23,197         835         13    24,019      55,226        378       1,979    53,625
 Other securities......................       164           -          -       164         725          -           -       725
                                         --------------------------------------------------------------------------------------
  Total securities held to maturity....  $128,020      $2,355       $161  $130,214    $143,604       $380      $3,768  $140,216
                                         ======================================================================================

The amortized cost and fair values of investment securities at December 31, 1995, by contractual maturity, are shown below. Mortgage-backed agencies and collateralized mortgage obligations are presented in the tables based on their estimated average lives, which will differ from contractual maturities due to principal prepayments. Other securities include preferred stock and Federal Home Loan Bank of Chicago stock which have no stated maturity date.

                                                                              1995
                                                          ------------------------
                                                          Amortized           Fair
(in thousands)                                                 Cost          Value
----------------------------------------------------------------------------------
Securities available for sale:
 Due in one year or less.................................  $ 16,024       $ 16,069
 Due after one year through five years...................    84,029         84,496
 Due after five years through ten years..................    15,731         16,241
 Over ten years..........................................     8,298          8,619
                                                           -----------------------
                                                            124,082        125,425
 Other securities........................................     2,734          2,747
                                                           -----------------------
                                                           $126,816       $128,172
                                                           =======================

Securities held to maturity:
 Due in one year or less.................................  $ 18,784       $ 18,861
 Due after one year through five years...................    94,903         96,469
 Due after five years through ten years..................    12,374         12,788
 Over ten years..........................................     1,959          2,096
                                                           -----------------------
                                                           $128,020       $130,214
                                                           =======================

Notes to Consolidated Financial Statements
First Oak Brook Bancshares, Inc. and Subsidiary

--------------------------------------------------------------------------------
On November 15, 1995, the Financial Accounting Standards Board staff issued a Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." In accordance with the provisions in that Special Report, in December 1995, the Company reclassified certain securities from held-to-maturity to available-for-sale. At the date of transfer, the amortized cost of those securities was $33,425,000 and the unrealized gain on those securities was $1,377,000. In December, 1995, the Company also reclassified certain securities from available-for-sale to held-to-maturity. At the date of transfer, the aggregate fair market value of those securities was $28,375,000, which approximated amortized cost.

  At December 31, 1995, investment securities with book value of $196,708,000 were pledged as collateral to secure certain deposits and for other purposes as required by law.

  Proceeds from sales of investments in debt and equity securities during 1995, 1994 and 1993 were $8,967,000, $27,068,000, and $43,841,000, respectively. Gross gains of $138,000 and gross losses of $11,000 were realized on those sales in 1995. Gross gains of $238,000 and gross losses of $201,000 were realized on those sales in 1994. Gross gains of $1,141,000 and gross losses of $32,000 were realized on those sales in 1993.

--------------------------------------------------------------------------------
NOTE 5. LOANS

Loans outstanding at December 31 follow:


                                                           1995                 1994
                                            -------------------  -------------------
                                                Book       Fair      Book       Fair
(in thousands)                                 Value      Value     Value      Value
------------------------------------------------------------------------------------
Commercial................................  $ 38,171   $ 37,637  $ 33,351   $ 33,025
Real estate-
 Construction.............................    28,770     28,770    14,789     14,784
 Residential mortgage.....................    81,226     81,545    62,557     60,605
 Commercial mortgage......................    55,437     55,779    56,149     55,251
 Home equity loans........................    47,357     47,318    47,192     47,153
Credit card loans.........................    58,592     58,487    59,984     59,959
Consumer installment loans................    54,420     53,204    37,067     35,727
                                            ----------------------------------------
 Total loans..............................   363,973    362,740   311,089    306,504
Less unearned discount....................    (1,245)         -    (1,408)         -
                                            ----------------------------------------
 Loans, net of unearned discount..........  $362,728   $362,740  $309,681   $306,504
                                            ========================================


The Company grants real estate, commercial and consumer installment loans primarily within the Chicago Metropolitan area. Credit cards are issued throughout the country, although approximately 33% are issued to customers in Illinois. No other state contains a significant concentration of credit card customers. Generally, real estate and consumer installment loans are secured by various items of property such as first and second mortgages, automobiles and cash collateral. The majority of the commercial portfolio is secured by business assets. The credit card portfolio is unsecured.

  Loans secured by real estate are expected to be paid by the borrowers' cash flows or proceeds from the sale or refinancing of the underlying real estate. Almost all of these loans are secured by real estate within the Chicago Metropolitan area. Performance of these loans may be affected by conditions influencing the local economy and real estate market. However, the Company's loan policy addresses this issue, as funds loaned for portfolio loans generally may not exceed eighty percent of the appraised value of the real estate. Secondary market real estate loans can be funded at higher loan to value ratios. If real estate loans sold in the secondary market become delinquent within the first six months from the date of sale, the investor may require the Company to repurchase the loan.

  The credit card portfolio is expected to be repaid from customers' cash flows. The Company's approval policies for issuing a credit card require an analysis of applications and credit reports to ensure sufficient income and/or assets, satisfactory debt to income ratios, and satisfactory past credit history. A general downturn in the economy may increase credit card losses.

  In the normal course of business, there are various outstanding commitments and contingent liabilities, including commitments to extend credit, which are not reflected in the financial statements. The Company's exposure to credit loss in the event of nonperformance by the other party to the commitments and lines of credit is limited to their contractual amount. Many commitments to extend credit expire without being used, or, in the case of credit cards, the Company, at its discretion, may cancel any credit card line. Additionally, some credit card lines are drawn down and paid off monthly. Therefore, the amounts stated below do not necessarily represent future cash commitments. These commitments (including letters of credit) and credit lines are subject to the same credit policies followed for loans recorded in the financial statements.

Notes to Consolidated Financial Statements
First Oak Brook Bancshares, Inc. and Subsidiary

--------------------------------------------------------------------------------
A summary of these commitments to extend credit at December 31 follows:


(in thousands)                                1995       1994
-------------------------------------------------------------
Commercial............................... $ 62,225   $ 38,205
Home equity..............................   59,536     54,732
Credit card..............................  313,523    292,135


An analysis of the allowance for loan losses follows:


(in thousands)                      1995      1994       1993
-------------------------------------------------------------
Balance at beginning of year.... $ 3,859    $3,231     $2,890
Provision for loan losses.......   3,050     1,200        960
Recoveries......................     135       163        125
Charge-offs.....................  (1,112)     (735)      (744)
                                 ----------------------------
Balance at end of year.......... $ 3,932    $3,859     $3,231
                                 ============================


The Company's bank subsidiary has granted loans to its officers and directors, as well as to the officers and directors of the Company and to their associates. Related-party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties and do not involve more than normal risk of collectibility. The aggregate amount of these loans was $5,463,000 and $5,272,000 at December 31, 1995 and 1994, respectively. During 1995, new loans totaled $667,000 and repayments totaled $476,000.

  Certain principal shareholders of the Company are also principal shareholders of Amalgamated Investments Company, parent of Amalgamated Bank of Chicago. The Company's subsidiary bank has purchased from or sold participations in loans to Amalgamated Bank of Chicago. At December 31, 1995, the Company had outstanding loan participations sold of $2,107,000 and no outstanding loan participations purchased with Amalgamated Bank of Chicago. There were no outstanding loan participations sold or purchased with Amalgamated Bank of Chicago at December 31, 1994.

--------------------------------------------------------------------------------
Note 6. PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31 follows:


(in thousands)                                1995       1994
-------------------------------------------------------------
Land...................................... $ 2,621    $ 2,621
Buildings and improvements................  15,141     14,997
Leasehold improvements....................     975        957
Data processing equipment, office
 equipment and furniture..................   9,006      8,517
                                           ------------------
                                            27,743     27,092
Less accumulated depreciation
 and amortization.........................  (9,844)    (8,103)
                                           ------------------
Premises and equipment, net............... $17,899    $18,989
                                           ==================

The Company has entered into a number of noncancellable operating lease agreements for certain of its subsidiary bank's office premises. The minimum annual net rental commitments under these leases at December 31, 1995, are as follows:


(in thousands)
-----------------------------
1996.................  $159
1997.................   148
1998.................   113
1999.................    84
2000.................    75
2001 and thereafter..    97
                       ----
                       $676
                       ====


Total rental expense for 1995, 1994 and 1993 was approximately $188,000, $189,000 and $186,000, respectively, which included payment of certain occupancy expenses as defined in the lease agreements.

  The Company's aggregate future minimum net rentals to be received under noncancellable leases from third party tenants are as follows:


(in thousands)
-----------------------------
1996.................  $  423
1997.................     396
1998.................     355
1999.................     356
2000.................     366
2001 and thereafter..     338
                       ------
                       $2,234
                       ======


The Company also receives reimbursement from its tenants for certain occupancy expenses including taxes, insurance and operational expenses, as defined in the lease agreements.

--------------------------------------------------------------------------------
NOTE 7. BORROWINGS

The variable rate Treasury, tax and loan notes are due on demand. The weighted average rate at December 31, 1995 and 1994 was 5.16% and 3.92%, respectively. The Company maintains qualifying collateral, including U.S. Treasuries and municipal securities.

  The Federal Home Loan Bank advances outstanding at December 31, 1995 bear interest of 4.73% and mature on March 30, 1996. The Company maintains qualifying collateral, including its Federal Home Loan Bank Stock and 1-4 family residential mortgages.

Notes to Consolidated Financial Statements
First Oak Brook Bancshares, Inc. and Subsidiary

-------------------------------------------------------------------------------
NOTE 8. INCOME TAXES

The components of the provision for income taxes for the three years in the period ended December 31 follow:


(in thousands)                        1995     1994     1993
------------------------------------------------------------
Current provision.................  $2,375   $1,874   $1,818
Deferred benefit..................    (379)     (47)    (263)
                                    ------------------------
Total provision for income taxes..  $1,996   $1,827   $1,555
                                    ========================

The tax expense related to investment securities gains for 1995, 1994 and 1993 totaled $43,000, $13,000, and $377,000, respectively.

  The net deferred tax asset at December 31 consists of the following:


(in thousands)                            1995    1994
------------------------------------------------------
Gross deferred tax liabilities:
 Unrealized gain on securities
  available for sale..................  $  184  $    -
 Accretion of discount on securities..     229     200
 Tax over book depreciation...........     450     415
 Purchase accounting adjustments......      39     154
 Other, net...........................     166     219
                                        --------------
  Total deferred tax liabilities......   1,068     988

Gross deferred tax assets:
 Unrealized loss on securities
  available for sale..................       -   2,462
 Book over tax loan loss reserve......   1,269   1,037
 Deferred expenses....................     143     100
                                        --------------
  Total deferred tax assets...........   1,412   3,599
                                        --------------

  Net deferred tax asset..............  $  344  $2,611
                                        ==============

The effects of significant temporary differences on the deferred tax benefit for the three years in the period ended December 31 follow:


(in thousands)                      1995    1994    1993
--------------------------------------------------------
Deferred expenses................  $ (43)  $  31   $(106)
Accretion of discount on
 securities......................     29      20      66
Tax over book depreciation
 expense.........................     35     140     117
Book over tax loan loss reserve..   (232)   (359)   (174)
Purchase accounting adjustments..   (115)    (68)    (53)
Other, net.......................    (53)    189    (113)
                                   ---------------------
 Deferred benefit................  $(379)  $ (47)  $(263)
                                   =====================

The effective tax rates for 1995, 1994 and 1993 were 23%, 23% and 22%, respectively. Income tax expense was less than the amounts computed by applying the Federal statutory rate of 34% (for companies with taxable income less than $10 million) for all years because of the following:


(in thousands)                        1995     1994     1993
------------------------------------------------------------
Tax expense at statutory rate.....  $ 2,954   $2,727   $2,410
Increase (decrease) in taxes
 resulting from:
  Income from obligations of
   states and political
   subdivisions and certain
   loans not subject to
   Federal income taxes...........   (1,007)    (938)    (878)
  Other, net......................       49       38       23
                                    -------------------------
Total provision for income taxes..  $ 1,996   $1,827   $1,555
                                    =========================

-------------------------------------------------------------------------------
NOTE 9. SHAREHOLDERS' EQUITY

Each share of Class A common stock is entitled to one-twentieth of one vote and a cash dividend of at least 120% of the dividend declared on the common stock. Holders of the Class A common stock, upon liquidation of the Company, are entitled to receive an aggregate amount per share equal to the $6.31 offering price of the Class A common stock before any amount is paid to holders of the common stock.

  The common stock is convertible into Class A common stock on a one-for-one basis at any time.

  On July 19, 1994, the Company declared a 50% stock dividend on common and Class A common which was distributed September 8, 1994. On November 15, 1993, the Company declared a 25% stock dividend on common and Class A common which was distributed December 23, 1993.

  At December 31, 1995, the Company has reserved for issuance 339,546 shares of common stock and 2,034,733 shares of Class A common stock.

  The Company and its subsidiary bank are subject to certain minimum regulatory capital and leverage requirements. At December 31, 1995, the Company and its subsidiary bank were in excess of the minimum requirements.

  Payment of dividends by the Company's subsidiary bank is subject to both Federal and state banking laws and regulations that limit the amount of dividends that can be paid by the bank without prior regulatory approval. At December 31, 1995, $7,154,000 of undistributed earnings was available for the payment of dividends by the subsidiary bank without prior regulatory approval.

Notes to Consolidated Financial Statements
First Oak Brook Bancshares, Inc. and Subsidiary
--------------------------------------------------------------------------------

NOTE 10. CONTINGENT LIABILITIES

The Company and its subsidiary bank are subject to pending and threatened legal actions that arise in the normal course of business. In the opinion of management, based upon the opinions of legal counsel, the disposition of all these outstanding matters will not have a material adverse effect on the Company.

--------------------------------------------------------------------------------

NOTE 11. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) savings plan that allows eligible employees to defer a percentage of their salary, not to exceed 10%, which will be matched by the Company based on a formula tied to Company profits. The maximum Company liability is 4% of aggregate eligible salaries. For 1995, 1994 and 1993, the Company's contributions to the plan were $205,000, $190,000 and $190,000 respectively.

  The Company also has an integrated stock bonus plan, under which the Company, at its discretion, could contribute up to the maximum amount deductible for the year. The Company contributed $130,000 in 1995 and $121,000 in 1994 and $123,000 in 1993.

  Effective September 21, 1987, the Company adopted a nonqualified stock option plan, under which 339,546 shares of common stock of the Company were reserved for issuance to officers. Options may be granted at a price not less than the market value on the date of the grant, and are subject to a five year vesting schedule and are exercisable, in part, beginning at least one year following the date of the grant and no later than ten years from the date of grant.

  Information regarding stock options is summarized below (adjusted for stock dividends):


                                                                         Shares
--------------------------------------------------------------------------------
Outstanding at December 31, 1992......................................  132,836
 Granted..............................................................   31,687
                                                                        -------
Outstanding at December 31, 1993......................................  164,523
 Exercised............................................................     (654)
 Cancelled............................................................   (9,000)
 Granted..............................................................   54,500
                                                                        -------
Outstanding at December 31, 1994......................................  209,369
 Exercised............................................................     (300)
 Cancelled............................................................   (1,700)
 Granted..............................................................   64,500
                                                                        -------
Outstanding at December 31, 1995......................................  271,869
                                                                        =======

At December 31, 1995, 150,969 options were exercisable at prices ranging from $5.24 to $19.66 per share. At December 31, 1994, 124,382 options were exercisable at prices ranging from $5.24 to $14.93 per share. At December 31, 1993, 108,653 options were exercisable at prices ranging from $5.24 to $9.24 per share.

--------------------------------------------------------------------------------

NOTE 12. PARENT COMPANY ONLY FINANCIAL INFORMATION

The following are the condensed balance sheets, statements of income and cash flows for First Oak Brook Bancshares, Inc.:


Balance Sheets (Parent Company Only)
                                                                    December 31,
                                                              ------------------
(in thousands)                                                   1995       1994
--------------------------------------------------------------------------------
Assets
  Cash....................................................    $   156    $    35
  Interest-bearing deposits with banks....................         10         71
  Securities purchased under agreements to resell from
    subsidiary............................................      5,148         --
  Investment in subsidiary (including intangibles of
    $155 in 1995 and $377 in 1994)........................     46,560     38,411
  Investment securities...................................      1,680      4,290
  Due from subsidiary.....................................        810        550
  Equipment, net..........................................        146        157
  Other assets............................................         44         70
                                                              ------------------
    Total assets..........................................    $54,554    $43,584
                                                              ==================
Liabilities and Shareholders' Equity
  Other liabilities.......................................    $   792    $   675
                                                              ------------------
    Total liabilities.....................................        792        675
  Shareholders' equity....................................     53,762     42,909
                                                              ------------------
    Total liabilities and shareholders' equity............    $54,554    $43,584
                                                              ==================

Notes to Consolidated Financial Statements
First Oak Brook Bancshares, Inc. and Subsidiary

--------------------------------------------------------------------------------------------------------

Statements of Income (Parent Company Only)                                        Year Ended December 31,
                                                                                  ----------------------
(in thousands)                                                                      1995    1994    1993
--------------------------------------------------------------------------------------------------------
Income:
 Dividends from subsidiary.......................................................  $3,967  $3,725  $1,253
 Other income....................................................................   1,887   1,670   1,625
                                                                                   ----------------------
  Total income...................................................................   5,854   5,395   2,878
                                                                                   ----------------------
Expenses:
 Other expenses..................................................................   2,629   2,470   2,214
                                                                                   ----------------------
  Total expenses.................................................................   2,629   2,470   2,214
                                                                                   ----------------------
Income before income taxes and equity in undistributed net income of subsidiary..   3,225   2,925     664
 Income tax benefit..............................................................     190     193     138
                                                                                   ----------------------
Income before equity in undistributed net income of subsidiary...................   3,415   3,118     802
 Equity in undistributed net income of subsidiary................................   3,277   3,076   4,731
                                                                                   ----------------------
Net income.......................................................................  $6,692  $6,194  $5,533
                                                                                   ======================



Statements of Cash Flows (Parent Company Only)                                     Year Ended December 31,
                                                                                   -----------------------
(in thousands)                                                                      1995     1994    1993
---------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income....................................................................... $ 6,692 $ 6,194 $ 5,533
 Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation....................................................................      39      28      27
  Investment securities (gains) losses............................................       6       -     (34)
  Decrease (increase) in other assets.............................................      37     (22)      4
  Increase in other liabilities...................................................     117     209     121
  Increase in due from subsidiary.................................................    (260)   (281)    (69)
  Equity in undistributed net income of subsidiary................................  (3,277) (3,076) (4,731)
  Amortization of intangibles.....................................................     204     199     247
  Other...........................................................................      28     (22)    (27)
                                                                                   -----------------------
Net cash provided by operating activities.........................................   3,586   3,229   1,071
Cash flows from investing activities:
 Payment of subordinated debt from Oak Brook Bank.................................       -       -   1,000
 Purchase of preferred stock of Oak Brook Bank....................................       -       -  (2,500)
 Sales (purchases) of investment securities.......................................   2,625  (2,223)    680
 Additions to equipment...........................................................     (28)   (101)    (29)
                                                                                   -----------------------
Net cash provided by (used in) investing activities...............................   2,597  (2,324)   (849)
Cash flows from financing activities:
 Stock options exercised..........................................................       4       1       -
 Cash dividends...................................................................    (979)   (875)   (724)
                                                                                   -----------------------
Net cash used in financing activities.............................................    (975)   (874)   (724)
                                                                                   -----------------------
Net increase (decrease) in cash and cash equivalents..............................   5,208      31    (502)
Cash and cash equivalents at beginning of year....................................     106      75     577
                                                                                   -----------------------
Cash and cash equivalents at end of year.......................................... $ 5,314 $   106 $    75
                                                                                   =======================


                                                                                                        47

Corporate and Shareholder Information
First Oak Brook Bancshares, Inc. and Subsidiary

-------------------------------------------------------------------------------
DIRECTORS AND OFFICERS

Executive Officer Directors

Eugene P. Heytow, Chairman of the Board and
  Chief Executive Officer
Richard M. Rieser, Jr., President
Frank M. Paris, Vice Chairman

Non-Officer Directors

Miriam Lutwak Fitzgerald, M.D.
Geoffrey R. Stone, Provost of the University of Chicago
Alton M. Withers, Executive Vice President and
  Chief Financial Officer, Spiegel, Inc. (retired)

Senior Corporate Officers

Rosemarie Bouman, Vice President, Chief Financial Officer
  and Treasurer
Mary C. Carnevale, Vice President and Chief Human
  Resources Officer
George C. Clam, Vice President and Chief Banking Officer
William E. Navolio, Vice President, General Counsel,
  and Secretary
Susanne C. Griffith, Auditor

-------------------------------------------------------------------------------
CORPORATE OFFICE

The Corporate Office is located at 1400 Sixteenth Street, Oak Brook, Illinois 60521. The telephone number is (708) 571-1050. The new area code as of August 3, 1996 will be (630). You can E-mail us at obb@obb.com.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 10 a.m. on Tuesday, May 7, 1996, in the Conference Center at 1400 Sixteenth Street, Oak Brook, Illinois 60521.

-----------------------------------------------------------------------------------------------
STOCK DATA
                                                               Per Share
                                        -------------------------------------------------------
                                                   Dividends Paid                      Class A/1/
                                           Net  -----------------   Book  ---------------------
Quarter Ended                           Income  Class A    Common  Value  Low Price  High Price
-----------------------------------------------------------------------------------------------
December 31, 1995......................   $.65    $.090    $.075   $15.64    $20.25      $21.25
September 30, 1995.....................   $.49    $.075    $.063   $14.70    $17.75      $21.50
June 30, 1995..........................   $.40    $.075    $.063   $14.26    $17.00      $19.50
March 31, 1995.........................   $.41    $.075    $.063   $13.37    $16.50      $19.00
December 31, 1994......................   $.45    $.075    $.063   $13.17    $16.50      $20.50
September 30, 1994.....................   $.39    $.067    $.053   $12.40    $18.67      $20.50
June 30, 1994..........................   $.49    $.067    $.053   $12.20    $15.33      $20.00
March 31, 1994.........................   $.48    $.067    $.053   $12.62    $14.50      $16.33
-----------------------------------------------------------------------------------------------

/1/The prices shown represent the high and low closing sales price for the quarter.


CLASS A COMMON STOCK

The Company's Class A Common Stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market/SM/. As of January 10, 1996, there were approximately 185 holders of record of Class A Common Stock; however, the Company believes the number of beneficial owners is substantially greater. Current market makers in the Class A Common Stock are The Chicago Corporation; Keefe Bruyette & Woods, Inc.; Robert W. Baird & Co., Inc.; Everen Securities, Inc.; Herzog, Heine, Geduld, Inc. and Howe Barnes Investments, Inc.


COMMON STOCK

The Company's Common Stock is traded in the over-the-counter market through market makers, primarily The Chicago Corporation. As of January 10, 1996, there were approximately 224 holders of record of Common Stock.

  Since the offering of the Class A Common Stock there has been limited trading of the Common Stock; therefore, prices of the Common Stock are not shown. The Common Stock is, however, convertible on a one-for-one basis into the Class A Common Stock. As of January 31, 1996, a total of 920,849 shares of Common Stock have been converted into Class A Common Stock.

-------------------------------------------------------------------------------
NASDAQ SYMBOL FOR CLASS A COMMON STOCK

FOBBA

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar is Oak Brook Bank, 1400 Sixteenth Street, Oak Brook, Illinois 60521.

FORM 10-K

Any individual requesting a copy of the Company's 1995 Form 10-K Annual Report filed with the Securities and Exchange Commission may obtain it without charge by writing to Rosemarie Bouman, Vice President and Chief Financial Officer, at the Corporate Office.

(C) 1996 First Oak Brook Bancshares, Inc.
Design: Instinct
Illustration: Jackie Gelb

FIRST OAK BROOK BANCSHARES, INC.
1400 Sixteenth Street
Oak Brook, Illinois 60521