Form 10-K, Exhibit 13
period 1996-12-31
FIRST OAK BANCSHARES
filed 1997-03-25
CIK 717837

                       First Oak Brook Bancshares, Inc.
                              Annual Report 1996

                  First Oak Brook Bancshares, Inc., in Brief


--------------------------------------------------------------------------------
Our Business

First Oak Brook Bancshares, Inc. is the 11th largest, independent publicly-held bank holding company headquartered in Illinois. Organized in 1983 and publicly-traded since 1985, its primary business is the ownership and control of Oak Brook Bank, an Illinois-chartered commercial bank. The Company employs 284 full-time equivalent employees.

     Oak Brook Bank offers full-service banking, trust and investment management and related financial services through a network of nine offices in suburban Chicagoland.

Our Markets

The Company is headquartered and its largest banking office is located in Oak Brook, Illinois, twenty miles west of downtown Chicago. Eight of its offices are located in the western suburbs of Chicago, seven of which are in DuPage County. DuPage, the second largest county in Illinois, has a population of approximately 853,000 and enjoys the highest median household income in the state. Its other office is located on Chicago's affluent North Shore. In addition, the Company markets its products and services through local advertising and, in the case of its credit card programs, also through national advertising and promotional activities.

--------------------------------------------------------------------------------
Table of Contents

 1   Financial Highlights
 2   Letter to Shareholders
 6   Financial Review
19   Report of Independent Auditors
20   Consolidated Financial Statements
24   Notes to Consolidated Financial Statements
34   Corporate and Shareholder Information

--------------------------------------------------------------------------------

                              Financial Highlights
                First Oak Brook Bancshares, Inc. and Subsidiary


(Dollars in thousands except per share amounts)         1996       1995       1994
----------------------------------------------------------------------------------
Earnings
  Net income......................................  $  7,107   $  6,692   $  6,194

Per Share
  Net income......................................  $   2.06   $   1.95   $   1.81
  Book value at year-end..........................     17.26      15.64      13.17
  Market price at year-end........................     23.25      20.63      17.25
  Cash dividends paid
    Class A common................................      .380       .315       .276
    Common........................................      .315       .263       .222

Year-End Balances
  Total assets....................................  $768,655   $678,102   $634,705
  Loans, net of unearned discount.................   420,164    362,728    309,681
  Demand deposits.................................   147,497    128,236    109,237
  Total deposits..................................   648,303    555,086    513,623
  Shareholders' equity............................    59,553     53,762     42,909

Asset Quality
  Nonperforming loans to total loans..............       .49%       .03%       .21%
  Allowance for loan losses to total loans........       .98%      1.08%      1.25%
----------------------------------------------------------------------------------

                            Letter to Shareholders

--------------------------------------------------------------------------------

     You might say 1996 was a triumph of determination over destiny. At times we felt like a victim of the robust economy. On the one hand, our bank had to compete with the raging stock market for depositors' dollars; on the other, we had to fight toe to toe with all sorts of lenders to put those deposits to work.

     Nevertheless, we did quite well in 1996, thanks to the strenuous efforts of our entire staff, and profits rose for the fifth consecutive year. We earned $7.1 million, or $2.06 a share, up 6%, in spite of the squeeze on our margins. We ended the year with $769 million in assets (up from $678 million) and $59.6 million in equity (up from $53.8 million) - both record highs.

     With our solid earnings and strong capital, we were able prudently to raise our dividends twice in 1996, once in July and again in October. The dividends on our NASDAQ-listed Class A Common stock, when annualized, are currently paid at the rate of $0.52 per share, up from $0.36 a year ago. Our Class A Common dividends have increased at a compounded rate of 20% over the last five-year period.

     Our stock price also gained nicely. Our Class A Common stock value rose 13% from year to year. For six consecutive years, the Company has achieved double-digit stock price increases.

     On the deposit gathering side, our biggest triumph was Commercial Banking, where the high quality of our cash-management technology and sales and support personnel led to a jump in checking deposits and a boost in related fee income.

     On the loan side, we had several winners. One was auto loans generated through car dealers. By building stronger relationships with dealerships, paying close attention to pricing, turning around loans fast, and applying consistent buying policies, our volume grew to $57.8 million at

--------------------------------------------------------------------------------
year end, from $38.4 million the year before - a 51% increase. At the same time, we maintained our yields and, remarkably, had only 3 repossessions and no losses among 4,850 loans.

     Another winner was in Home Lending. Our home equity loan portfolio grew because of lower rates on larger lines. And our first mortgage portfolio and mortgage origination fees were up thanks to good prices. And, both kinds of loans had the benefit of catchy advertising. For example, if you listen to radio in Chicago, you may have noticed how much time your President has been spending in the vault lately, visiting the money, thinking he'd like to put more of it in the hands of people who need home loans.

     Commercial Real Estate had another banner year resulting from a decade of intense effort to build our reputation as a consistent, conservative lender for home builders, developers and other commercial, industrial and multi-family property owners.

     Moreover, our Trust and Investment business continued to expand rapidly. At year-end, our Trust Department held investment discretion over $91 million in assets, up from $68 million a year earlier. Much of this growth stems from successful investment strategies, including an affordable mutual fund asset allocation program. This coming year promises strong revenue increases - from business opened last year and from new business being developed by our first full-time marketing officer.

     In addition to great opportunities, we encountered some daunting challenges. In the Trust Department, for instance, the challenge is to convert our asset growth into meaningful profits, as labor and technology costs rise with demand for more service and ever improving results. We are now focusing on greater efficiency and profitability.

     In Commercial Lending, while loans grew a bit, the output didn't

--------------------------------------------------------------------------------
match the effort. Our competitors soliciting small and middle-market business loans are taking more credit risks (for instance, by eliminating personal guaranties), lowering rates, and lengthening terms. In response to these pressures, we are carefully marketing to larger, high-quality prospects and redeploying some staff.

     In our Credit Card Department - still a high-return business - the challenge is two-fold: First, losses, although still well below those of our peers, crept up in 1996. Second, growth in the credit card business is harder to come by. Our portfolio consists of many affluent consumers, initially attracted to our low-rate, no-fee or low-fee offers. Today, rebate cards and low teaser rates have lured some of them away. The question confronting us is how to position ourselves in this competitive market.

     No greater challenge, and no greater opportunity for positive change, exists today than in our Retail Banking Department. While we are pleased to serve thousands of deposit-generating consumers, we are humbled by the thought of a few of our competitors, each with hundreds of thousands. We're not big enough to profit just by having lots of customers, so, we must grow through deeper relationships with the top tiers of our retail customers and by serving all customers with greater efficiency. What we refer to as "self-service banking" is the key to gaining these efficiencies. We already share a convenient, wide-area ATM network; operate an automated voice response unit providing our customers with current account data; and maintain an Internet site. In 1996, we installed our E-Z Teller system to increase the speed and accuracy of live transactions, and we opened - very successfully - our 7-day-a-week Loan-by-Phone center. In 1997, we'll be taking two further steps to improve our retail distribution system: First, we'll be introducing on-line banking through the Internet, the one bank-by-computer system which eliminates the need to load special

--------------------------------------------------------------------------------
software onto your P.C. And second, we'll be expanding our Loan-by-Phone system into a full-time Call Center, consolidating our customer service and telemarketing.

     At the same time, we retain a long-standing commitment to serving customers face-to-face in our branches. In fact, we're so optimistic about the future of well-located "brick and mortar" bank offices that we will open in late Fall a new one in the Stonebridge community of Aurora, west of Fox Valley Mall. We are also actively looking at additional sites targeted at providing convenient banking to businesses and consumers in the affluent western suburbs of Chicago. And to maximize the value of our branches, we will be focusing branch marketing on sizeable, nearby commercial businesses.

     Separately, we'd like to congratulate Bill Daley, previously Vice-Chairman of Oak Brook Bank, on his recent appointment as U.S. Secretary of Commerce. We know he'll provide the same leadership and wisdom to the country as he did to our bank.

     With increased shareholder value as our primary objective, we're methodically reviewing some of our long-held assumptions and approaches. One change should be of particular interest: we recently announced a stock buy-back program.

     We don't expect miracles. But we do expect, through diligence, astuteness and good will, to fortify and expand our solid position in the marketplace little by little. Over time, we intend to emerge bigger, stronger and more profitable than ever.


/s/ Eugene P. Heytow
---------------------
Eugene P. Heytow
Chairman of the Board

/s/ Richard M. Rieser, Jr.
--------------------------
Richard M. Rieser, Jr.
President

/s/ Frank M. Paris
------------------
Frank M. Paris
Vice Chairman

                                Financial Review
                First Oak Brook Bancshares, Inc. and Subsidiary

-------------------------------------------------------------------------------------------------------------------
Earnings Summary and Selected Consolidated Financial Data                    At and for the Year Ended December 31,
                                                               ----------------------------------------------------
(Dollars in thousands except per share data)                      1996       1995       1994       1993        1992
-------------------------------------------------------------------------------------------------------------------
Statement of Income Data
  Net Interest Income......................................   $ 26,834   $ 25,476   $ 24,296   $ 21,315    $ 18,156
  Provision for Loan Losses................................      1,510      1,050      1,200        960         870
  Net Interest Income After
    Provision for Loan Losses..............................     25,324     24,426     23,096     20,355      17,286
  Other Income.............................................      4,725      4,256      4,217      5,195       4,977
  Other Expenses...........................................     20,513     19,994     19,292     18,462      16,806
  Income Before Provision for Income Taxes.................      9,536      8,688      8,021      7,088       5,457
  Provision for Income Taxes...............................      2,429      1,996      1,827      1,555       1,144
  Net Income...............................................   $  7,107   $  6,692   $  6,194   $  5,533    $  4,313
Per Share Data
  Earnings Per Common Share and
    Common Equivalent Share................................   $   2.06   $   1.95   $   1.81   $   1.62    $   1.27
  Cash Dividends Paid Per Share:
    Class A Common.........................................       .380       .315       .276       .236        .220
    Common.................................................       .315       .263       .222       .192        .180
  Book Value Per Common Share and
    Common Equivalent Share................................      17.26      15.64      13.17      13.25       11.15
  Market Price Per Share...................................      23.25      20.63      17.25      14.33       10.40
Year-End Balance Sheet Data
  Total Assets.............................................   $768,655   $678,102   $634,705   $613,574    $514,913
  Loans, Net of Unearned Discount..........................    420,164    362,728    309,681    278,177     265,538
  Allowance for Loan Losses................................      4,109      3,932      3,859      3,231       2,890
  Investment Securities....................................    265,954    256,192    263,943    223,988     180,108
  Demand Deposits..........................................    147,497    128,236    109,237    113,780      94,222
  Total Deposits...........................................    648,303    555,086    513,623    508,173     436,599
  Long-term Debt/1/........................................         --      3,500      6,000      6,000          --
  Shareholders' Equity.....................................     59,553     53,762     42,909     44,118      37,764
Financial Ratios
  Return on Average Assets.................................        .97%      1.03%      1.01%       .95%        .84%
  Return on Average Equity.................................      12.77      14.00      14.54      13.85       12.00
  Net Interest Margin......................................       4.20       4.54       4.61       4.44        4.33
  Net Interest Spread......................................       3.23       3.57       3.87       3.75        3.47
  Dividend Payout Ratio....................................      18.63      14.63      14.13      16.75       15.63
Capital Ratios
  Average Equity to Average Total Assets...................       7.59%      7.39%      6.95%      6.89%       6.98%
  Tier 1 Capital Ratio.....................................      12.66      13.33      13.37      11.88       12.30
  Total Capital Ratio......................................      13.54      14.32      14.46      12.83       13.24
  Capital Leverage Ratio...................................       7.69       7.94       7.50       6.56        7.27
Asset Quality Ratios
  Nonperforming Loans to Total Loans.......................        .49%       .03%       .21%       .11%        .17%
  Nonperforming Assets to Total Loans and
    Other Real Estate Owned................................        .49        .03        .21        .46         .54
  Nonperforming Assets to Total Capital....................       3.49        .19       1.49       2.92        3.80
  Allowance for Loan Losses to Total Loans.................        .98       1.08       1.25       1.16        1.09
  Net Charge-offs to Average Loans.........................        .34        .30        .20        .23         .22
  Allowance for Loan Losses to Nonperforming Loans.........       1.98x     37.81x      6.05x     10.99x       6.54x
-------------------------------------------------------------------------------------------------------------------

/1/The long-term debt consisted of Federal Home Loan Bank advances at the subsidiary bank.

                                Financial Review
                First Oak Brook Bancshares, Inc. and Subsidiary

--------------------------------------------------------------------------------
Results of Operations
Earnings
First Oak Brook Bancshares, Inc. consolidated net income and earnings per share for 1996, 1995 and 1994 were as follows:

                         1996        1995        1994
Net income..........  $7,107,000  $6,692,000  $6,194,000
Earnings per share..  $     2.06  $     1.95  $     1.81

1996 versus 1995
The 1996 results compared to 1995 include the following significant pre-tax components:
 . Net interest income rose $1,358,000 due to a 13% increase in average earning assets offset by a 7% decrease in the net interest margin.
 . Management increased the provision for loan losses by $460,000 considering loan portfolio growth, higher credit card losses and one nonaccrual loan.
 . Other income increased $469,000 due to increased fee income from business deposit accounts, trust and investment management, mortgages sold in the secondary market and merchant credit card processing offset by a decrease in investment securities gains of $113,000.
 . Salaries and employee benefits increased $845,000 due to additional staffing, normal salary increases and higher benefit payments.
 . Advertising and business development expenses decreased $189,000 due to a reduction in advertising offset by increased business development costs.
 . FDIC premiums decreased $590,000 as a result of lower
FDIC premiums for "well-capitalized" banks which became effective January 1, 1996.
1995 Versus 1994
The 1995 results compared to 1994 include the following significant pre-tax components:
 . Net interest income rose $1,180,000 due to a 7% increase in average earning assets offset by a 2% decrease in the net interest margin.
 . Based on management's review of the adequacy of the loan loss reserve, the provision for loan losses was decreased $150,000.
 . Included in other income was a decrease in business account analysis fees of $278,000 offset by an increase in trust and investment management fees of $148,000 and an increase in investment securities gains of $90,000.
 . Salaries and employee benefits increased $752,000 due to upgrading of staff to enhance customer service and expand business development opportunities, raises, and increased benefit payments.
 . Advertising and business development expenses increased $192,000 primarily for retail product advertising and increased business development expenses.
 . FDIC premiums decreased $501,000 as a result of lower FDIC premiums for "well-capitalized" banks which became effective June 1, 1995.
 . Other operating expenses increased $132,000. Excluding the gain on the sale of other real estate owned of $328,000 in 1994, the other operating expenses decreased $196,000, primarily due to reduction in credit card fraud.

--------------------------------------------------------------------------------
Net Interest Income

Net interest income is the difference between interest earned on loans, investments and other earning assets and interest paid on deposits and other interest-bearing liabilities. Net interest income is the principal source of the Company's revenues.

1996 versus 1995

On a tax-equivalent basis, net interest income for 1996 totaled $28,153,000, an increase of $1,266,000 or 5% over 1995. This increase is attributable to a 13% increase in average earning assets offset by a 7% decrease in the net interest margin to 4.20% in 1996 from 4.54% in 1995. The compression of the net interest margin was a result of the following:

 . During 1996, the prime rate averaged 8.27%, while in 1995 the prime rate averaged 8.83%. Annual yields on earning assets for 1996 reflect this decrease, declining 35 basis points in comparison with 1995. Lower rates paid on interest bearing liabilities were offset by a $69 million increase in the average balance of time deposits. The net effect of the rate decreases and the change in deposit mix was a decline of only one basis point in the rate on interest bearing liabilities.

 . Retail consumers continued to show a strong preference for longer-term, higher yielding CDs over shorter-term, lower yielding savings and money market accounts. The 1996 average balance for time deposits increased $69 million compared to 1995 while the 1996 average balance for savings and money market accounts declined $11 million compared to 1995. Competitive pressure for consumer dollars from financial institutions and high returns in the equity markets kept CD rates relatively high.

 . Further compression of the net interest margin in 1996 was offset by the 21% growth in average loans. The $67 million increase in average loans was primarily in real estate (commercial and residential) and indirect auto loans. Credit card growth was constrained as a result of vigorous competition.

1995 versus 1994

On a tax-equivalent basis, net interest income for 1995 totaled $26,887,000, an increase of $1,323,000 or 5% over 1994. This increase is attributable to a 7% increase in average earning assets offset by a 2% decrease in the net interest margin to 4.54% in 1995 from 4.61% in 1994. The compression of the net interest margin was a result of the following:

 . During 1994 the prime rate was adjusted upwards from 6.00% to 8.50%, while in 1995 after a 50 basis point increase

                                Financial Review
                First Oak Brook Bancshares, Inc. and Subsidiary

--------------------------------------------------------------------------------
to 9.00% in the first quarter, the prime rate declined to 8.50% during the remainder of the year. In a rising interest rate environment, such as we experienced in 1994, the Company enjoyed temporary margin improvement due to the difference in timing of the repricing of assets and deposit liabilities. Conversely, in a declining interest rate environment, as in 1995, the Company experienced margin compression.

 . The cost of interest bearing deposits increased in excess of 100 basis points from 1994 to 1995. Retail consumers showed continued strong preference for higher yielding CDs over shorter-term, lower yielding savings and money market accounts-in essence, locking in higher yields. The 1995 average balance for savings and money market accounts declined $33 million compared to 1994, while the 1995 average balance for time deposits increased $53 million compared to 1994. Competitive pressure among Chicago area banks kept CD rates relatively high in comparison to U.S. Treasury yields.

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

  The following table presents the average interest rate on each major category of interest-earning assets and interest-bearing liabilities for 1996, 1995 and 1994.

                                                                 1996                           1995                           1994
                                        -----------------------------   -----------------------------   ---------------------------
Average Balances and Effective                     Interest                        Interest                        Interest
Interest Rates                          Average    Income/   Yield/     Average    Income/    Yield/    Average    Income/   Yield/
(Dollars in thousands)                  Balance    Expense   Rates      Balance    Expense    Rates     Balance    Expense   Rates
------------------------------------------------------------------------------------------------------------------------------------
Assets
Earning assets:
 Federal funds sold...................  $ 17,679   $   943   5.33%      $ 17,375   $  1,024   5.89%     $ 24,567   $   963    3.92%
 Interest-bearing deposits with banks.       250        13   5.20            128          8   6.25           173         7    4.05
 Taxable securities...................   208,546    12,551   6.02        195,080     11,869   6.08       197,025    11,188    5.68
 Tax exempt securities/1/.............    51,101     3,956   7.74         54,907      4,355   7.93        49,007     3,890    7.94
 Loans, net of unearned discount/1,2/.   392,572    36,328   9.25        325,228     32,427   9.97       284,286    26,308    9.25
                                        -------------------------       --------------------------      --------------------------
Total earning assets/interest income..  $670,148   $53,791   8.03%      $592,718   $ 49,683   8.38%     $555,058   $42,356    7.63%
                                                   -------   ----                  --------   ----                 -------    ----
Cash and due from banks...............    41,738                          31,868                          34,102
Other assets..........................    25,013                          26,389                          27,268
Allowance for loan losses.............    (4,139)                         (4,045)                         (3,638)
                                        --------                        --------                        --------
                                        $732,760                        $646,930                        $612,790
                                        ========                        ========                        ========
Liabilities and Shareholders' Equity
Interest-bearing liabilities:
 Savings and NOW accounts.............  $186,195   $ 6,852   3.68%      $199,523   $  7,785   3.90%     $226,513   $ 7,744    3.42%
 Money market accounts................    29,865       900   3.01         27,205        835   3.07        32,984       802    2.43
 Time deposits........................   256,520    14,786   5.76        187,281     10,989   5.87       133,999     6,156    4.59
 Short-term debt......................    60,753     3,058   5.03         56,245      2,993   5.32        46,612     1,814    3.89
 Long-term debt.......................       870        42   4.83          4,103        194   4.73         6,000       276    4.60
                                        -------------------------       --------------------------      --------------------------
Total interest-bearing liabilities/
 interest expense.....................  $534,203   $25,638   4.80%      $474,357   $ 22,796   4.81%     $446,108   $16,792    3.76%
                                                   -------   ----                  --------   ----                 -------    ----
Demand deposits.......................   136,866                         119,812                         119,978
Other liabilities.....................     6,052                           4,967                           4,098
                                        --------                        --------                        --------
Total liabilities.....................  $677,121                        $599,136                        $570,184
Shareholders' equity..................    55,639                          47,794                          42,606
                                        --------                        --------                        --------
                                        $732,760                        $646,930                        $612,790
                                        ========                        ========                        ========
Net interest income/net interest
 margin/3/............................             $28,153   4.20%                 $ 26,887   4.54%                $ 25,564   4.61%
Net interest spread/4/................                       3.23%                            3.57%                           3.87%
----------------------------------------------------------------------------------------------------------------------------------

/1/ Tax equivalent basis. Interest income and average yield on tax exempt loans and investment securities include the effects of tax equivalent adjustments using a tax rate of 34%.

/2/ Includes nonaccrual loans.

/3/ Total interest income, tax equivalent basis, less total interest expense, divided by average earning assets.

/4/ Total yield on average earning assets, less total rate paid on average interest-bearing liabilities.

                                Financial Review
                First Oak Brook Bancshares, Inc. and Subsidiary

--------------------------------------------------------------------------------

The following table presents a summary analysis of changes in interest income and interest expense for 1996 as compared to 1995 and 1995 as compared to 1994. Interest income rose in 1996 due to the higher volume of loans offset by lower yields on earning assets. Interest expense rose in 1996 due to the volume of higher cost time deposits offset by lower rates paid on interest bearing liabilities. The increase in net interest income in 1995 was due to the increased volume of loans and higher yields on earning assets, offset by higher rates paid on liabilities.

Analysis of Net Interest Income Changes
                                                                 1996 Over 1995                                      1995 Over 1994
                                               --------------------------------                 -----------------------------------
(Dollars in thousands)        Change due to:   Volume/1/     Rate/1/      Total                 Volume/1/     Rate/1/         Total
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in interest income:
Federal funds sold..........................   $   18     $   (99)     $   (81)                   $ (334)     $  395         $   61
Interest-bearing deposits with banks........        6          (1)           5                        (2)          3              1
Taxable securities..........................      811        (129)         682                      (111)        792            681
Tax exempt securities/2/....................     (297)       (102)        (399)                      468          (3)           465
Loans, net of unearned discount/2,3/........    6,373      (2,472)       3,901                     3,980       2,139          6,119
                                               -------------------------------                  -----------------------------------
Total interest income.......................   $6,911     $(2,803)     $ 4,108                    $4,001      $3,326         $7,327
                                               -------------------------------                 ------------------------------------
Increase (decrease) in interest expense:
Savings & NOW accounts......................   $ (504)    $  (429)     $  (933)                   $ (983)     $1,024         $   41
Money market accounts.......................       80         (15)          65                      (156)        189             33
Time deposits...............................    3,994        (197)       3,797                     2,848       1,985          4,833
Short-term debt.............................      232        (167)          65                       425         754          1,179
Long-term debt..............................     (156)          4         (152)                      (89)          7            (82)
                                               -------------------------------                  -----------------------------------
Total interest expense......................   $3,646     $  (804)     $ 2,842                    $2,045      $3,959         $6,004
                                               -------------------------------                  -----------------------------------
Increase (decrease) in net interest income..   $3,265     $(1,999)      $1,266                    $1,956      $ (633)        $1,323
                                               ===============================                 ====================================
------------------------------------------------------------------------------------------------------------------------------------

/1/The change in interest due to both rate and volume has been allocated proportionately.
/2/Tax equivalent basis. Tax exempt loans and investment securities include the effects of tax equivalent adjustments using a tax rate of 34%.
/3/Includes nonaccrual loans.
--------------------------------------------------------------------------------

Allowance and Provision for Loan Losses

Loans which are determined to be uncollectible are charged against the allowance and recoveries of loans that were previously charged off are credited to the allowance.

     The Company's charge-off policy varies with respect to the category of and specific circumstances surrounding each loan under consideration. The Company's policy with respect to credit card and consumer installment loans is to charge-off all such loans when they are deemed to be uncollectible or when 180 days past due, whichever comes first. With respect to commercial, real estate and other loans, charge-offs are made on the basis of management's ongoing evaluation of collectibility. In addition, any loans which are classified as "loss" in regulatory examinations are charged off.

                                Financial Review
                First Oak Brook Bancshares, Inc. and Subsidiary

--------------------------------------------------------------------------------
The following table summarizes the loan loss experience for each of the last five years.



Summary of Loan Loss Experience
(Dollars in thousands)                                           1996       1995       1994       1993       1992
-----------------------------------------------------------------------------------------------------------------
Average loans for the period, net of unearned discount
 and allowance for loan losses.............................  $388,433   $321,183   $280,648   $266,352   $226,265
                                                             ----------------------------------------------------
Allowance for loan losses, beginning of period.............  $  3,932   $  3,859   $  3,231   $  2,890   $  2,514
Charge-offs for period:
 Real estate mortgage and home equity loans................         -          -          -          -        (54)
 Commercial loans..........................................         -          -        (25)      (125)      (105)
 Credit card and consumer installment loans................    (1,511)    (1,112)      (710)      (619)      (524)
                                                             ----------------------------------------------------
   Total charge-offs.......................................    (1,511)    (1,112)      (735)      (744)      (683)
Recoveries for period:                                       ----------------------------------------------------
 Real estate mortgage and home equity loans................         -          -         35          6          6
 Commercial loans..........................................        33         41         52         16        115
 Credit card and consumer installment loans................       145         94         76        103         68
                                                             ----------------------------------------------------
   Total recoveries........................................       178        135        163        125        189
                                                             ----------------------------------------------------
Net charge-offs for the period.............................    (1,333)      (977)      (572)      (619)      (494)
Provision for loan losses..................................     1,510      1,050      1,200        960        870
                                                             ----------------------------------------------------
Allowance for loan losses, end of period...................  $  4,109   $  3,932   $  3,859   $  3,231   $  2,890
                                                             ====================================================
Ratio of net charge-offs to average loans outstanding......       .34%       .30%       .20%       .23%       .22%
Allowance for loan losses as a percent of loans
 outstanding, net of unearned discount at end of period....       .98%      1.08%      1.25%      1.16%      1.09%
Ratio of allowance for loan losses to nonperforming loans..      1.98      37.81x      6.05x     10.99x      6.54x
                                                             ----------------------------------------------------

Management increased the provision for loan losses by $460,000 in 1996 over 1995 considering loan portfolio growth of $57 million, higher credit card charge-offs and one nonaccrual loan.

Analysis of Net Credit Card Charge-offs
(Dollars in thousands)                       1996     1995    1994
-------------------------------------------------------------------
Net charge-offs                            $1,358   $1,015   $ 639
Percent of average credit
  card outstandings                          2.38%    1.78%   1.13%
Industry average/1/                          4.77%    3.89%   3.36%

Current economic trends of higher consumer debt and a rise in consumer bankruptcies contributed to the increase in losses for both the Company and the industry. As noted in the table above, the Company's charge-off ratio is well below that of the industry. The Company also has a small portfolio ($2 million in outstandings) of college student credit cards which experienced net losses of $255,000 in 1996 as compared to $26,000 in 1995. The Company has discontinued offering this product at college campuses.

     Over the past five years, the Company has experienced high asset quality. Fluctuations in asset quality ratios are due to one nonaccrual loan in 1996 and one parcel of other real estate owned in 1993 and 1992. See nonperforming assets discussion for further information.

     The Company's allowance for loan losses as a percent of loans outstanding was .98% at December 31, 1996 as compared to 1.08% in 1995 and 1.25% in 1994. Management believes the allowance for loan losses is at a prudent level.

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

     Management of the subsidiary bank prepares a detailed analysis, at least quarterly, reviewing the adequacy of its allowance and, when appropriate, recommending an increase or decrease in its provision for loan losses. This analysis is divided into two parts-one for allocated and the other for unallocated reserves. The allocated segment involves primarily an estimated

------------------------------------------------------------------------------
/1/Source: MasterCard International, Inc. Member Statistics Bulletin Statistical
   Information on all credit card products. (The 1996 percent is the annualized third quarter net credit losses as a percent of average outstandings.)

                                Financial Review
                First Oak Brook Bancshares, Inc. and Subsidiary

--------------------------------------------------------------------------------
calculation of losses on specific problem and management watch list loans and on delinquent consumer credit card and installment loans. The unallocated segment involves primarily a calculation of the bank's actual net charge-off history averaged with industry net charge-off history by major loan categories. In addition, the bank considers its loan growth, management capabilities, economic trends, credit concentrations, industry risks, underlying collateral values and the opinions of bank management. Accordingly, because each of these criteria is subject to change, the allocation of the allowance below is made for analytical purposes and is not necessarily indicative of the trend of future loan losses in any particular loan category. The total allowance is available to absorb losses from any segment of the portfolio.

  The following table presents the allocation of the allowance for loan losses for each of the last five years.


Allocation of Allowance for Loan Losses                                                             December 31,
                                                              --------------------------------------------------
(Dollars in thousands)                                          1996      1995       1994       1993        1992
----------------------------------------------------------------------------------------------------------------
Analysis of allowance for loan losses:
  Real estate--land acquisition and construction loans..      $  400    $  126     $  144     $   --       $  --
  Real estate mortgage and home equity loans............          12         7         11         31          37
  Commercial loans......................................          --        --         30        118         119
  Credit card loans.....................................         324       208         88        169         164
  Consumer installment loans............................          28        72         26         24          41
  Unallocated...........................................       3,345     3,519      3,560      2,889       2,529
                                                              --------------------------------------------------
    Total allowance.....................................      $4,109    $3,932     $3,859     $3,231      $2,890
                                                              ==================================================

Percentage of loans to gross loans:
  Real estate--land acquisition and construction loans..         8.5%      7.9%       4.8%       4.3%        4.3%
  Real estate mortgage and home equity loans............        50.5      50.6       53.3       57.3        64.8
  Commercial loans......................................         9.7      10.5       10.7       10.4        10.5
  Credit card loans.....................................        13.8      16.1       19.3       20.1        16.5
  Consumer installment loans............................        17.5      14.9       11.9        7.9         3.9
                                                              --------------------------------------------------
                                                               100.0%    100.0%     100.0%     100.0%      100.0%
                                                              ==================================================

--------------------------------------------------------------------------------
Nonperforming Assets

The Company discontinues the accrual of interest on loans, excluding credit card loans, when the continuity of the contractual principal or interest is deemed doubtful by management or when 90 days past due or more and the loan is not well secured or in the process of collection. Interest income is recorded on these loans only as it is collected. Interest payments on nonaccrual loans which contain unusual risk features or marginal collateral values may be applied directly to loan principal for accounting purposes. Renegotiated loans are loans on which interest is being accrued at less than the original contractual or existing market rate of interest because of the inability of the borrower to service the obligation under the original terms of the agreement. There are no renegotiated loans.

  The following table highlights the Company's nonperforming assets.


Nonperforming Assets                                                                               December 31,
                                                             --------------------------------------------------
(Dollars in thousands)                                         1996      1995       1994       1993        1992
---------------------------------------------------------------------------------------------------------------
Nonaccruing......................................            $1,730      $ --      $  70     $   36      $  280
Loans which are past due 90 days or more.........               349       104        568        258         162
                                                             --------------------------------------------------
  Total nonperforming loans......................             2,079       104        638        294         442
Other real estate owned..........................                --        --         --        994         994
                                                             --------------------------------------------------
  Total nonperforming assets.....................            $2,079      $104      $ 638     $1,288      $1,436
                                                             --------------------------------------------------
Nonperforming loans to total loans outstanding...               .49%      .03%       .21%       .11%        .17%
Nonperforming assets to total loans outstanding
  and other real estate owned....................               .49%      .03%       .21%       .46%        .54%
Nonperforming assets to total assets.............               .27%      .02%       .10%       .21%        .28%
Nonperforming assets to total capital............              3.49%      .19%      1.49%      2.92%       3.80%
                                                             --------------------------------------------------


The Company's ratio of nonperforming assets to total loans outstanding and other real estate owned of .49% was below the industry peer group ratio of .87%/1/.

-----------------------------------------------------
/1/Source: Seventh Federal Reserve District Bank Holding Company Performance
   Report as of September, 1996, page 1, Peer Group 04, Consolidated assets between $500 million and $1 billion, consisting of 263 banks.

                               Financial Review
                First Oak Brook Bancshares, Inc. and Subsidiary

--------------------------------------------------------------------------------
     At December 31, 1996, the $1.7 million in nonaccrual loans consisted of one commercial real estate development loan collateralized by nine condominium units and a combination of improved and unimproved land zoned for 136 multi-family housing units. As part of a two-phase liquidation plan, the condominium inventory was auctioned in October, 1996. Subsequent to December 31, 1996, net sales proceeds of $363,000 from the closing of six condominium units were received and applied directly to loan principal. Estimated net sales proceeds of $153,000 from the closing of the remaining three units are expected to be received in the first quarter of 1997, and will reduce loan principal to approximately $1.2 million. Management is pursuing foreclosure of the remaining property and a personal judgment against the guarantor and has specifically reserved $400,000 of the allowance for loan losses for this loan.

     The Company also holds, in other assets, surplus property which was formerly used as its subsidiary bank's drive-up facility. The property was leased in May, 1992 for $64,000 net per year for five years to McDonald's Corporation. In February, 1997, the subsidiary bank exercised its option requiring the lessee to purchase the property. This transaction resulted in a pre-tax book gain of $517,000.

--------------------------------------------------------------------------------

Summary of Other Income

The following table summarizes significant components of other income and percentage changes from year to year:

                                                                             % Change
                                                                 --------------------
(Dollars in thousands)                    1996     1995     1994  '96--'95   '95--'94
-------------------------------------------------------------------------------------
Service charges.......................  $2,459   $2,333   $2,611        5 %       (11)%
Trust and investment management fees..     653      592      444       10 %        33
Other operating income................   1,599    1,204    1,125       33 %         7
Investment securities gains...........      14      127       37      (89)%       243
                                        ---------------------------------------------
 Total................................  $4,725   $4,256   $4,217       11 %         1%
                                        =============================================

1996 Versus 1995

Service charges on deposit accounts increased $126,000, or 5%, primarily due to an increase in business account analysis fees.

     Trust department income increased $61,000, or 10%, primarily due to an increase in assets under investment management and other new trust business. Discretionary assets under investment management by the Trust department grew over $23 million, from $68 million at December 31, 1995 to $91 million at December 31, 1996. Earnings from this growth will be fully reflected in 1997 as these accounts were primarily being billed annually in arrears in 1996.

     The increase in other operating income of $395,000, or 33%, was principally attributable to increased merchant credit card processing fees and fees on mortgages originated and sold in the secondary market.

     Investment securities gains decreased $113,000 from the $127,000 of securities gains recognized in 1995 when the Company restructured its held-to-maturity and available-for-sale portfolios. The portfolios were restructured in 1995 to more closely mirror each other in both security composition and maturity distribution. The 1995 securities gains were from the sale of longer maturity securities in the available-for-sale portfolio.

1995 Versus 1994

Service charges on deposit accounts decreased $278,000 primarily due to a decrease in business account analysis fees. With the increase in the earnings credit, commercial customers chose to maintain account balances to offset service charges. This was partially offset by service charges on personal accounts which increased $63,000.

     Trust department income increased $148,000, or 33%, primarily due to an increase in assets under investment management and other new trust business. The discretionary assets under investment management by the Trust department grew nearly $20 million from $48 million at December 31, 1994 to $68 million at December 31, 1995.

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

                               Financial Review
                First Oak Brook Bancshares, Inc. and Subsidiary

--------------------------------------------------------------------------------
Summary of Other Expenses

The following table summarizes significant components of other expenses and percentage changes from year to year:

                                                                                 % Change
                                                                      -------------------
(Dollars in thousands)                     1996      1995      1994   '96--'95   '95--'94
-----------------------------------------------------------------------------------------
Salaries and employee benefits........  $11,766   $10,921   $10,169          8%         7%
Occupancy expense.....................    1,430     1,315     1,306          9          1
Equipment expense.....................    1,737     1,702     1,664          2          2
Data processing fees..................    1,625     1,473     1,314         10         12
Professional fees.....................      329       259       290         27        (11)
Postage, stationery and supplies......      752       815       863         (8)        (6)
Advertising and business development..    1,205     1,394     1,202        (14)        16
FDIC premiums.........................        2       592     1,093        (99)       (46)
Other operating expenses..............    1,667     1,523     1,391          9          9
                                        -------------------------------------------------
 Total................................  $20,513   $19,994   $19,292          3%         4%
                                        =================================================

1996 Versus 1995

Other expenses rose $519,000 in 1996 over 1995. Salaries and employee benefits rose $845,000 or 8%. The increase is due to additional staffing, normal salary increases and higher benefit payments.

     Occupancy expense increased $115,000, or 9%, over 1995 due to increased real estate taxes and lower rental income. In August, 1996, the Company took over approximately 2,000 square feet of space in its Oak Brook headquarters formerly rented by a third party.

     Data processing increased $152,000, primarily due to increased deposit volume, higher credit card processing fees, trust processing fees and miscellaneous processing fees for compliance and student loans.

     Advertising and business development expenses decreased $189,000 due to a reduction in advertising offset by increased business development costs.

     FDIC premiums decreased $590,000 due to lower quarterly assessments. The FDIC premium was decreased to $500 per quarter for "well-capitalized" banks in 1996. Based on current legislation and current deposit levels, premiums are estimated to be approximately $80,000 for 1997.

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

     Advertising and business development expenses increased $192,000, primarily due to the advertising of retail products and increased business development expenses.

     FDIC premiums decreased $501,000 due to lower assessments. The FDIC premium was lowered, effective June 1, 1995, for banks categorized as "well-capitalized" from $.23 per $100 deposit to $.04 per $100 deposit.

     Other operating expenses increased $132,000. Excluding the gain on the sale of other real estate owned of $328,000 in 1994, the other operating expenses decreased $196,000 in 1995. This decrease in 1995 was primarily due to a reduction in credit card fraud.

--------------------------------------------------------------------------------
Income Tax Expense

Income taxes for 1996 totaled $2,429,000 as compared to $1,996,000 for 1995 and $1,827,000 in 1994. When measured as a percentage of income before income taxes, the Company's effective tax rate was 25% for 1996 compared to 23% in 1995 and 1994. The increase in the provision for income taxes in 1996 and 1995 is due to higher pre-tax earnings. The increase in the effective tax rate in 1996 and 1995 was due to a decrease in tax exempt income as a percentage of pre-tax income.

                                Financial Review
                First Oak Brook Bancshares, Inc. and Subsidiary

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

    Available borrowing arrangements are summarized as follows:

Subsidiary Bank:

 . Informal Federal funds lines aggregating $98 million with seven correspondent banks.

 . Reverse repurchase agreement lines totaling $150 million with two brokerage firms and three correspondent banks.

 . Advances up to $18.5 million from the Federal Home Loan Bank of Chicago. Oak Brook Bank currently has no outstanding advances with the Federal Home Loan Bank.

Parent Company:

 . Revolving credit arrangement for $5 million. The line is currently unused and matures on May 1, 1997. It is anticipated to be renewed annually.

 . The parent company also had cash, short-term investments and other readily marketable securities totaling $8.6 million at December 31, 1996. As of February 15, 1997, these balances totaled $3.5 million. The decrease in cash equivalents was due to a $2 million contribution of capital to its bank subsidiary, a $2.5 million purchase of treasury stock and payment of accrued expenses.

     Interest rate risk arises when the maturity or repricing of assets differs significantly from the maturity or repricing of liabilities.

     The following table details the Company's interest rate sensitive position at December 31, 1996.

Interest Rate Sensitive Position
                                                                                 1-90      91-180     181-365     Over 1
(Dollars in thousands)                                                           days        days        days       year     Total
----------------------------------------------------------------------------------------------------------------------------------
Rate sensitive assets:
 Federal funds sold.......................................................   $ 22,150    $     --    $    --   $     --  $  22,150

 Interest-bearing deposits with banks.....................................        289          --         --         --        289

 Taxable securities.......................................................     22,167      12,532     18,796     159,975   213,470

 Tax-exempt securities....................................................      2,586         --       3,931      45,967    52,484

 Loans, net of unearned discount..........................................    198,635      23,981     49,932     147,616   420,164
                                                                             -------------------------------------------------------
  Total...................................................................   $245,827    $ 36,513   $ 72,659    $353,558  $708,557
                                                                             -------------------------------------------------------
  Cumulative total........................................................   $245,827    $282,340   $354,999    $708,557
                                                                             -------------------------------------------------------
Rate sensitive liabilities:
 Savings and NOW accounts/1/..............................................   $108,719    $  1,872   $  4,680    $ 64,812  $180,083

 Money market accounts....................................................     32,027         --         --          --     32,027

 Time deposits............................................................    111,128      58,862     58,002      60,704   288,696

 Short-term debt..........................................................     49,353          31      5,803         --     55,187
                                                                             -------------------------------------------------------
  Total...................................................................   $301,227    $ 60,765   $ 68,485    $125,516  $555,993
                                                                             -------------------------------------------------------
  Cumulative total........................................................   $301,227    $361,992   $430,477    $555,993
                                                                             -------------------------------------------------------
Cumulative gap............................................................   $(55,400)   $(79,652)  $(75,478)   $152,564
                                                                             -------------------------------------------------------
Cumulative gap to total assets ratio......................................      (7.21)%    (10.36)%    (9.82)%
                                                                             -------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

/1/ The decay assumptions on savings and NOW accounts are based on historical analysis and experience.

The previous table presents a static gap analysis which does not fully capture the true dynamics of interest rate changes including the timing and/or degree of interest rate changes. While most of the asset categories' rates change when certain independent indices (such as the prime rate) change, the liability categories are repriced at the Company's discretion. The Company utilizes a simulation model to analyze its interest rate risk. The analysis incorporates changes in net interest income and duration of shareholders' equity under various interest rate scenarios including a 200 basis point immediate change in rates. Management recognizes differences between rate changes beyond its control and rate changes within its control and incorporates other factors such as balance sheet growth to better measure interest rate risk.

     The Company conducts its analysis on a regular basis and has established guidelines to control and limit risk. In management's opinion, the Company's interest rate risk position is within an acceptable range in light of current economic conditions.

                               Financial Review
                First Oak Brook Bancshares, Inc. and Subsidiary

-------------------------------------------------------------------------------
Investment Securities

1996
In 1996, the Company's investment portfolio increased slightly to $266 million. This increase of approximately 4% substantially lagged overall asset growth as the Company focused on growing its higher yielding loan portfolio. The Company continued its strategy to shelter current and future income from state taxation by primarily investing in U.S. Treasury and state income tax exempt U.S. Government Agency securities and to improve the portfolio's overall yield by increasing investment in U.S. Government Agency Notes and Bonds.

U.S. Treasury Securities: The Company reduced by $14 million its holdings of U.S. Treasuries. This reduction was accomplished through the substitution of liquid, intermediate maturity U.S. Government Agency Notes and Bonds, for maturing Treasury holdings, to capture attractive relative returns without an overall increase in portfolio credit risk. As a result of this substitution process, the average maturity of the U.S. Treasury portfolio was reduced to 1.9 years in 1996 from 2.3 years in 1995.

U.S. Government Agency Notes, Bonds, and Mortgage Backed Securities: The U.S. Government Agency securities (including U.S. Government Agency Mortgage Backed securities) portfolio rose $24 million in 1996. This growth resulted from a combination of $10 million in new funds added to the portfolio and the substitution of $14 million of higher yielding U.S. Government Agency Notes and Bonds for maturing U.S. Treasury securities. For the second consecutive year, U.S. Government Agency Mortgage Backed Security holdings declined due to expected prepayments with the proceeds being reinvested in intermediate maturity U.S. Government Agency Notes and Bonds. Yield premiums over comparable maturity U.S. Treasury securities continued to shrink in 1996 on U.S. Government Agency Mortgage Backed Securities making new investments in these securities less attractive. To minimize the Company's state tax liability, the majority of U.S. Government Agency securities purchased were exempt from state income taxes. Overall, the average maturity of this sector of the portfolio was reduced in 1996 to 2.8 years from 3.1 years in 1995.

Municipal Securities: The Company's Municipal security holdings remained relatively constant in 1996 at $52 million. Due to their high yields, low credit risk, and pledgability for public deposits, Municipal securities remain attractive as investments. All Municipal securities held are rated "A" or better by one or more of the national rating services or are "non-rated" issues of local communities which, through the bank's own analysis, are deemed to be of satisfactory quality.

Corporate and Other Securities: These securities consist primarily of preferred stocks held by the parent company and Federal Home Loan Bank stock. Because of the 100% risk based capital weighting for corporate debt securities, the Company does not emphasize this security classification.

1995
In 1995, the Company reduced its investment portfolio to $256 million, a decline of $8 million or 3%. The reductions were made primarily in the U.S. Treasury and Municipal sectors of the portfolio. Also in 1995, in accordance with the provisions of the "Special Report-A Guide to Implementation of Statement 115 on Accounting for Certain Investment in Debt and Equity Securities" issued by the Financial Accounting Standards Board staff, the Company restructured the held-to-maturity and available-for-sale portfolios to more closely mirror each other in both security composition and maturity distribution. As a result of this restructuring, $33 million of securities were transferred from held-to-maturity to available-for-sale and $28 million of securities were transferred from available-for-sale to held-to-maturity.

     The following table sets forth the book values of investment securities held on the dates indicated.


Investments by Type (at book value)
                                                           December 31,
                                           ----------------------------
(Dollars in thousands)                         1996      1995      1994
-----------------------------------------------------------------------
U.S. Treasury........................      $ 91,141  $105,167  $129,034
U.S. Government agencies.............        65,278    33,825     5,562
Mortgage-backed agency securities....        54,247    61,683    68,184
State and municipal..................        52,484    51,593    55,226
Corporates and other.................         2,804     3,924     5,937
                                           ----------------------------
  Total investment portfolio.........      $265,954  $256,192  $263,943
                                           ============================

At December 31, 1996 there are no investment securities of any one issuer in excess of 10% of shareholders' equity other than securities of the U.S. Government and its agencies.

                                Financial Review
                First Oak Brook Bancshares, Inc. and Subsidiary

--------------------------------------------------------------------------------
The maturity distribution and weighted average yield of investment securities at December 31, 1996 are presented in the following table:

                                                                                                State
                                          U.S. Treasury        U.S. Government            & Municipal          Corporate and
Analysis of Investment Portfolio             Securities            Agencies/1/             Securities       Other Securities
                                    -------------------    -------------------    -------------------    -------------------
(Dollars in thousands)              Amount        Yield    Amount        Yield    Amount        Yield/2/ Amount        Yield
----------------------------------------------------------------------------------------------------------------------------
Maturities:
Within 1 year...............         $20,067        6.26%   $ 20,763       5.54%   $ 6,562        8.93%   $   45         3.25%
1--5 years..................          71,074        6.07      85,379       6.73     18,660        8.20        25         7.50
5--10 years.................              --          --      10,882       6.30     22,715        8.23        --           --
After 10 years..............              --          --       2,501       6.73      4,547        8.84     2,734/3/      7.78
                                     ----------------------------------------------------------------------------------------
                                     $91,141        6.11%   $119,525       6.49%   $52,484        8.36%   $2,804         7.70%
                                     ========================================================================================
Average months to maturity..              23                      34                    70                    12

--------------------------------------------------------------------------------
/1/Included in U.S. Government Agencies are U.S. Government Agency notes and bonds as well as U.S. Government Agency mortgage-backed securities (USMBS). Given the amortizing nature of USMBS, the maturities presented in the table are based on their estimated average lives at December 31, 1996. The estimated average lives may differ from actual principal cash flows. Principal cash flows include prepayments and scheduled principal amortization.
/2/Yields on state and municipal securities are calculated on a tax-equivalent basis using a tax rate of 34%.
/3/Included in this amount are preferred stocks and Federal Home Loan Bank of Chicago stock, which have no maturity date and are not included in the average months to maturity. Yields on the stocks are calculated on a tax-equivalent basis using a tax rate of 34% and the 70% dividend received deduction.

--------------------------------------------------------------------------------
Loans

1996

At year-end 1996, loans outstanding, net of unearned discount, increased $57.4 million, or 16%, compared to 1995. Consumer loans, residential real estate and commercial real estate loans led the 1996 loan growth. Commercial and credit card loan growth was constrained as a result of vigorous competition.

  Consumer installment loans increased $19.2 million, or 35%, primarily due to increases in indirect automobile loans. Indirect automobile loans increased $19.4 million, or 51%, to $57.8 million in 1996. The Company does not buy subprime auto paper.

  Residential real estate loans increased $12.5 million, or 15%, due to increased mortgage originations and retaining the majority of these originations for the Company's loan portfolio.

  Real estate construction loans increased $7.1 million, or 25%, due to lending to Chicago area homebuilders. Commercial mortgage loans increased $8 million, or 14%, primarily due to interim financing provided for several multi-family properties.

  There are no concentrations of loans exceeding 10% of total loans at December 31, 1996, which are not otherwise disclosed below. The Company has no foreign loans; therefore, no loans to Less Developed Countries (LDCs). The Company has no agricultural loans.

1995

At year-end 1995, loans outstanding, net of unearned discount, increased $53 million, or 17%, compared to 1994. The majority of the 1995 growth was in indirect auto loans, real estate (residential and commercial) and commercial loans. The growth in credit card loans was constrained as a result of vigorous competition.

  The following table sets forth the loans by type at the dates indicated:

                                                                                    December 31,
Loans by Type                                ---------------------------------------------------
(Dollars in thousands)                          1996      1995      1994      1993          1992
------------------------------------------------------------------------------------------------
Commercial loans..........................  $ 40,895  $ 38,171  $ 33,351  $ 29,035      $ 27,838
Real estate loans
 Land acquisition and construction loans..    35,902    28,770    14,789    12,098        11,404
 Commercial mortgage loans................    63,394    55,437    56,149    44,977        37,377
 Residential mortgage loans...............    93,730    81,226    62,557    66,972        84,176
 Home equity loans........................    55,297    47,357    47,192    47,463        50,690
Credit card loans.........................    58,114    58,592    59,984    56,003        43,793
Consumer installment loans................    73,571    54,420    37,067    21,950        10,616
                                            ----------------------------------------------------
                                             420,903   363,973   311,089   278,498       265,894
Less:
 Unearned discount........................       739     1,245     1,408       321           356
 Allowance for loan losses................     4,109     3,932     3,859     3,231         2,890
                                             ----------------------------------------------------
Loans, net................................  $416,055  $358,796  $305,822  $274,946      $262,648
                                             ====================================================

                               Financial Review
                First Oak Brook Bancshares, Inc. and Subsidiary
--------------------------------------------------------------------------------
As evidenced by the previous table, loans secured by real estate comprise the greatest percentage of total loans. Most of the Company's residential real estate loans are secured by first or second mortgages on one-to-four family residences in the Chicago Metropolitan area. The Company generally limits total advances to a loan to value ratio of eighty percent or less. Commercial mortgages are generally secured by properties in the Chicago Metropolitan area.

  The following table indicates the maturity distribution of selected loans at December 31, 1996:

Maturity Distribution of Selected Loans                    One    One to     Over
                                                       year or      five     five
(Dollars in thousands)                                 less/1/     years    years     Total
-------------------------------------------------------------------------------------------
Commercial loans.....................................  $21,320  $ 13,929  $ 5,646  $ 40,895
Real estate--land acquisition and construction loans.   32,778     3,124       --    35,902
Commercial and residential mortgage loans............   12,460    64,774   79,890   157,124
Home equity loans....................................    7,086    48,211       --    55,297
                                                       ------------------------------------
                                                       $73,644  $130,038  $85,536  $289,218
                                                       ====================================

--------------------------------------------------------------------------------
/1/Includes demand loans.

The following table indicates, for the loans in the Maturity Distribution table, the amounts due after one year which have fixed and variable interest rates at December 31, 1996:

                                                          Fixed  Variable
(Dollars in thousands)                                     Rate      Rate     Total
-----------------------------------------------------------------------------------
Commercial loans.....................................  $ 13,340  $  6,235  $ 19,575
Real estate--land acquisition and construction loans.        --     3,124     3,124
Commercial and residential mortgage loans............   101,677    42,987   144,664
 Home equity loans...................................     2,256    45,955    48,211
                                                       ----------------------------
                                                       $117,273   $98,301  $215,574
                                                       ============================

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

Average deposits for 1996 increased $75.6 million, or 14%, as compared to 1995, primarily due to a $17 million increase in noninterest-bearing demand deposits, primarily business accounts, and a $69.2 million increase in time deposits, primarily from public fund customers and retail promotions. At December 31, 1996, there are no brokered deposits.

  Average deposits for 1995 increased $20.3 million, or 4%. The increase in average deposits is primarily related to a $53.3 million increase in time deposits offset by a $27 million decrease in savings deposits and NOW accounts and a $5.8 million decrease in money market accounts.


Average Deposits and Rate by Type                1996             1995             1994
                                       --------------   --------------   --------------
(Dollars in thousands)                   Amount  Rate     Amount  Rate     Amount  Rate
---------------------------------------------------------------------------------------
Noninterest-bearing demand deposits..  $136,866    --%  $119,812    --%  $119,978    --%
Savings deposits and NOW accounts....   186,195  3.68    199,523  3.90    226,513  3.42
Money market accounts................    29,865  3.01     27,205  3.07     32,984  2.43
Time deposits........................   256,520  5.76    187,281  5.87    133,999  4.59
                                       ------------------------------------------------
Total................................  $609,446  3.70%  $533,821  3.67%  $513,474  2.86%
                                       ================================================

                                Financial Review
                First Oak Brook Bancshares, Inc. and Subsidiary

--------------------------------------------------------------------------------
As of December 31, 1996, the scheduled maturities of time deposits are as follows:

Maturity Distribution of Time Deposits

(Dollars in thousands)
----------------------------------
1997....................  $228,186
1998....................    28,401
1999....................     9,784
2000....................    15,655
2001 and thereafter.....     6,670
                          --------
Total...................  $288,696
                          ========

--------------------------------------------------------------------------------

Short-Term Borrowings

Federal funds purchased, securities sold under agreements to repurchase ("repos") and Treasury, tax and loan (TT&L) demand notes constitute all of the Company's short-term borrowings. These short-term borrowings are not subject to FDIC deposit insurance premiums or reserve requirements. The Company attracts repos primarily from businesses and local governmental units.

     Average short-term borrowings increased $4.5 million, or 8%, in 1996 as compared to 1995 and $9.6 million, or 21%, in 1995 as compared to 1994. The 1996 increase in average short-term borrowings was due to an increase in TT&L balances. The 1995 increase in average short-term borrowings was due to an increase in repurchase agreements with governmental units. See "Borrowings" note to the financial statements for additional information.

--------------------------------------------------------------------------------
Capital Resources

One of the Company's primary objectives is to maintain strong capital to warrant the confidence of our customers, shareholders and bank regulatory agencies. A strong capital base is needed to take advantage of profitable growth opportunities that arise and to provide assurance to depositors and creditors. Banking is inherently a risk-taking activity requiring a sufficient level of capital to effectively and efficiently manage this business risk. The Company's capital objectives are to:

 . maintain sufficient capital to support the risk characteristics of the Company and the Company's subsidiary bank; and

 . maintain capital ratios which meet and exceed the "well-capitalized" regulatory capital ratio guidelines for the Company and the Company's subsidiary bank, thereby minimizing regulatory intervention and lowering FDIC assessments.

     At December 31, 1996, the Company achieved record shareholders' equity of $59.6 million. The Company's and its subsidiary bank's capital ratios not only exceeded minimum regulatory guidelines but also the FDIC criteria for "well-capitalized" banks. See "Regulatory Capital" note to the financial statements for further discussion.

     In 1996, cash dividends paid totaled $1,324,000, a 35% increase from 1995. The Board increased the quarterly cash dividends in July and October based on strong earnings and capital. Annualized, the current dividend on the Class A common and common stock is $.52 per share and $.42 per share, respectively. In 1995, cash dividends paid totaled $979,000, a 12% increase from 1994.

     On January 28, 1997, the Company's Board of Directors authorized a stock repurchase program. The program allows the Company to repurchase up to 4%, approximately 135,000 shares, of its Class A or common stock over the next 18 months. Repurchases will be made in the open market or through negotiated transactions from time to time depending on market conditions. The repurchased stock will be held as treasury stock to be used for general corporate purposes. As of February 15, 1997, a total of 108,000 shares of Class A common stock had been repurchased at a cost of $2,532,000.

--------------------------------------------------------------------------------

New Accounting Pronouncement

In June, 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," which requires an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered in accordance with the criteria provided in the Statement. The Company will apply the new rules prospectively to transactions beginning in the first quarter of 1997. Based on current circumstances, the Company believes the application of the new rules will not have a material impact on the financial statements.

                        Report of Independent Auditors

--------------------------------------------------------------------------------

Board of Directors and Shareholders

First Oak Brook Bancshares, Inc.

We have audited the accompanying consolidated balance sheets of First Oak Brook Bancshares, Inc. and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Oak Brook Bancshares, Inc. and subsidiary at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

Chicago, Illinois
January 17, 1997

                          Consolidated Balance Sheets
                First Oak Brook Bancshares, Inc. and Subsidiary

                                                                                                       December 31,
                                                                                                -------------------
(Dollars in thousands)                                                                              1996       1995
-------------------------------------------------------------------------------------------------------------------
Assets
  Cash and due from banks.................................................................     $ 38,816    $ 37,406
  Federal funds sold......................................................................       22,150          --
  Interest-bearing deposits with banks....................................................          289         105
  Investment securities:
    Securities held-to-maturity, at amortized cost
      (fair value, $132,057 and $130,214 for 1996 and 1995)...............................       130,408    128,020
    Securities available-for-sale, at fair value..........................................       135,546    128,172
  Loans, net of unearned discount.........................................................       420,164    362,728
  Less--Allowance for loan losses.........................................................        (4,109)    (3,932)
                                                                                                -------------------
    Net loans.............................................................................       416,055    358,796
  Premises and equipment, net.............................................................        17,470     17,899
  Other assets............................................................................         7,921      7,704
                                                                                                -------------------
Total Assets..............................................................................      $768,655   $678,102
                                                                                                ===================

Liabilities and Shareholders' Equity
  Noninterest-bearing demand deposits.....................................................      $147,497   $128,236
  Interest-bearing deposits:
    Savings deposits and NOW accounts.....................................................       180,083    191,963
    Money market accounts.................................................................        32,027     26,594
    Time deposits
      Under $100,000......................................................................       141,291    119,375
      $100,000 and over...................................................................       147,405     88,918
                                                                                                -------------------
    Total interest-bearing deposits.......................................................       500,806    426,850
                                                                                                -------------------
  Total deposits..........................................................................       648,303    555,086
  Federal funds purchased and securities sold under agreements to repurchase..............        43,205     54,657
  Treasury, tax and loan demand notes.....................................................        11,982      6,045
  Federal Home Loan Bank advances.........................................................            --      3,500
  Other liabilities.......................................................................         5,612      5,052
                                                                                                -------------------
Total Liabilities.........................................................................       709,102    624,340
                                                                                                -------------------
Shareholders' Equity:
  Preferred stock, series B, no par value, authorized--100,000 shares, issued--none.......            --         --
  Class A common stock, $2 par value, (aggregate liquidation preference of $11,702 or $6.31 per share) authorized--4,000,000 shares, issued and outstanding--
    1,854,482 shares in 1996 and 1,838,682 shares in 1995.................................         3,709      3,677
  Common stock, $2 par value, authorized--3,000,000 shares, issued-1,691,138 shares in 1996 and 1,695,187 shares in 1995, outstanding--1,518,611 shares in 1996
    and 1,524,160 shares in 1995..........................................................         3,382      3,390
  Surplus.................................................................................        10,472     10,368
  Unrealized gains on securities available-for-sale, net of taxes.........................           273        356
  Retained earnings.......................................................................        42,487     36,704
  Less cost of shares in treasury, 172,527 in 1996 and 171,027 common shares in 1995......          (770)      (733)
                                                                                                -------------------
Total Shareholders' Equity................................................................        59,553     53,762
                                                                                                -------------------
Total Liabilities and Shareholders' Equity................................................      $768,655   $678,102
                                                                                                ===================
-------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                       Consolidated Statements of Income
                First Oak Brook Bancshares, Inc. and Subsidiary

                                                                                                          Year Ended December 31,
                                                                                          ---------------------------------------
(Dollars in thousands except per share amounts)                                                1996           1995           1994
---------------------------------------------------------------------------------------------------------------------------------
Interest income:
  Interest on loans....................................................................     $36,163        $32,287        $26,175
  Interest on securities:
    U.S. Treasury and Government agencies..............................................      12,139         11,529         10,816
    Obligations of states and political subdivisions...................................       2,848          3,098          2,755
    Other securities...................................................................         366            326            372
  Interest on Federal funds sold and securities purchased under agreements to resell...         943          1,024            963
  Interest on deposits with banks......................................................          13              8              7
                                                                                          ---------------------------------------
Total interest income..................................................................      52,472         48,272         41,088
Interest expense:
  Interest on savings deposits and NOW accounts........................................       6,852          7,785          7,744
  Interest on money market accounts....................................................         900            835            802
  Interest on time deposits............................................................      14,786         10,989          6,156
  Interest on Federal funds purchased and securities sold
    under agreements to repurchase.....................................................       2,701          2,805          1,535
  Interest on Treasury, tax and loan demand notes......................................         357            188            279
  Interest on Federal Home Loan Bank advances..........................................          42            194            276
                                                                                          ---------------------------------------
Total interest expense.................................................................      25,638         22,796         16,792
                                                                                          ---------------------------------------
Net interest income....................................................................      26,834         25,476         24,296
Provision for loan losses..............................................................       1,510          1,050          1,200
                                                                                          ---------------------------------------
Net interest income after provision for loan losses....................................      25,324         24,426         23,096
                                                                                          ---------------------------------------
Other income:
  Service charges on deposit accounts..................................................       2,459          2,333          2,611
  Trust and investment management fees.................................................         653            592            444
  Other operating income...............................................................       1,599          1,204          1,125
  Investment securities gains..........................................................          14            127             37
                                                                                          ---------------------------------------
Total other income.....................................................................       4,725          4,256          4,217
                                                                                          ---------------------------------------
Other expenses:
  Salaries and employee benefits.......................................................      11,766         10,921         10,169
  Occupancy expense....................................................................       1,430          1,315          1,306
  Equipment expense....................................................................       1,737          1,702          1,664
  Data processing......................................................................       1,625          1,473          1,314
  Professional fees....................................................................         329            259            290
  Postage, stationery and supplies.....................................................         752            815            863
  Advertising and business development.................................................       1,205          1,394          1,202
  FDIC premiums........................................................................           2            592          1,093
  Other operating expenses.............................................................       1,667          1,523          1,391
                                                                                          ---------------------------------------
Total other expenses...................................................................      20,513         19,994         19,292
                                                                                          ---------------------------------------
Income before provision for income taxes...............................................       9,536          8,688          8,021
Provision for income taxes.............................................................       2,429          1,996          1,827
                                                                                          ---------------------------------------
Net income.............................................................................     $ 7,107        $ 6,692        $ 6,194
                                                                                          =======================================
Earnings per common share and common equivalent share..................................     $  2.06        $  1.95        $  1.81
                                                                                          =======================================
Weighted average number of common shares and common share equivalents..................   3,443,119      3,432,164      3,421,203
                                                                                          =======================================

---------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

          Consolidated Statements of Changes in Shareholders' Equity
                First Oak Brook Bancshares, Inc. and Subsidiary

                                                                                    Unrealized
                                     Class A                                      Gains (Losses)
                                   Common Stock        Common Stock               on Securities                            Total
(Dollars in thousands except                Par                 Par                 Available-    Retained   Treasury  Shareholders'
shares and per share  amounts).  Shares    Value      Shares   Value     Surplus     For-Sale     Earnings    Stock       Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993... 1,788,423   $3,577  1,744,717  $3,490    $10,364     $ 1,748      $25,672    $ (733)      $44,118
------------------------------------------------------------------------------------------------------------------------------------
Net income.....................                                                                     6,194                   6,194
Conversion of common stock
  into Class A common stock....    47,468       95    (47,468)    (95)
Dividends declared,
  $.232 per share common and
  $.283 per share Class A
  common.......................                                                                      (875)                   (875)
Exercise of stock options......      (225)      (1)       654       1
Unrealized losses on securities
  available-for-sale...........                                                       (6,528)                              (6,528)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31,  1994.. 1,835,666   $3,671  1,697,903  $3,396    $10,364     $(4,780)     $30,991    $ (733)      $42,909
------------------------------------------------------------------------------------------------------------------------------------
Net income.....................                                                                     6,692                   6,692
Conversion of common stock
  into Class A common stock....     3,016        6     (3,016)     (6)
Dividends declared,
  $.275 per share common and
  $.330 per share Class A
    common.....................                                                                      (979)                   (979)
Exercise of stock options......                           300                  4                                                4
Unrealized gains on securities
  available-for-sale...........                                                        5,136                                5,136
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995... 1,838,682   $3,677  1,695,187  $3,390    $10,368     $   356      $36,704    $ (733)      $53,762
------------------------------------------------------------------------------------------------------------------------------------
Net income.....................                                                                               7,107         7,107
Conversion of common stock
  into Class A common stock....    15,800       32    (15,800)    (32)
Dividends declared,
  $.345 per share common and
  $.420 per share Class A
    common.....................                                                                    (1,324)                 (1,324)
Exercise of stock options......                        11,751      24        104                                              128
Unrealized losses on securities
  available-for-sale...........                                                          (83)                                 (83)
Purchase of 1,500 shares
  of common stock..............                                                                                  (37)         (37)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996... 1,854,482   $3,709  1,691,138  $3,382    $10,472     $   273      $42,487     $ (770)     $59,553
====================================================================================================================================
------------------------------------------------------------------------------------------------------------------------------------

                See notes to consolidated financial statements.

                     Consolidated Statements of Cash Flows
                First Oak Brook Bancshares, Inc. and Subsidiary

                                                                                               Year Ended December 31,
                                                                                        ------------------------------
(Dollars in thousands)                                                                      1996       1995       1994
----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income...........................................................................  $  7,107   $  6,692   $  6,194
 Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation........................................................................     1,904      1,915      1,949
  Discount accretion..................................................................      (557)      (388)      (212)
  Premium amortization................................................................     1,843      1,916      2,324
  Provision for loan losses...........................................................     1,510      1,050      1,200
  Investment securities gains.........................................................       (14)      (127)       (37)
  Increase in other assets............................................................      (287)      (721)    (1,163)
  Increase (decrease) in other liabilities............................................       603      1,273       (284)
  Amortization of intangible assets...................................................        70        204        265
                                                                                        ------------------------------
Net cash provided by operating activities.............................................    12,179     11,814     10,236
                                                                                        ------------------------------
Cash flows from investing activities:
 Purchase of securities held-to-maturity..............................................   (50,330)   (57,458)   (75,873)
 Purchase of securities available-for-sale............................................   (79,094)   (26,447)   (65,563)
 Proceeds from maturities of securities held-to-maturity..............................    41,898     70,240     20,160
 Proceeds from sales and maturities of securities available-for-sale..................    76,366     27,797     69,356
 Increase in loans....................................................................   (58,769)   (54,024)   (32,076)
 Additions to premises and equipment..................................................    (1,475)      (825)      (442)
                                                                                        ------------------------------
Net cash used in investing activities.................................................   (71,404)   (40,717)   (84,438)
                                                                                        ------------------------------
Cash flows from financing activities:
 Increase (decrease) in demand deposits...............................................    19,261     18,999     (4,543)
 Decrease in savings and NOW accounts.................................................   (11,880)   (31,391)    (8,668)
 Increase (decrease) in money market accounts.........................................     5,433         (8)    (6,532)
 Increase in time deposits............................................................    80,403     53,863     25,193
 Increase (decrease) in Federal funds purchased and securities sold under agreements
  to repurchase.......................................................................   (11,452)    (7,331)    23,339

 Increase (decrease) in Treasury, tax and loan demand notes...........................     5,937       (544)    (5,265)
 Repayment of Federal Home Loan Bank advances.........................................    (3,500)    (2,500)        --
 Purchase of treasury stock...........................................................       (37)        --         --
 Exercise of stock options............................................................       128          4          1
 Cash dividends.......................................................................    (1,324)      (979)      (875)
                                                                                        ------------------------------
Net cash provided by financing activities.............................................    82,969     30,113     22,650
                                                                                        ------------------------------
Net increase (decrease) in cash and cash equivalents..................................    23,744      1,210    (51,552)
Cash and cash equivalents at beginning of year........................................    37,511     36,301     87,853
                                                                                        ------------------------------
Cash and cash equivalents at end of year..............................................  $ 61,255   $ 37,511   $ 36,301
                                                                                        ==============================
Supplemental disclosures:
 Interest paid........................................................................  $ 24,495   $ 22,121   $ 16,415
 Income taxes paid....................................................................     2,399      1,926      1,929
                                                                                        ==============================
----------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                  Notes to Consolidated Financial Statements
                First Oak Brook Bancshares, Inc. and Subsidiary

--------------------------------------------------------------------------------
Note 1. Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of First Oak Brook Bancshares, Inc. (the Company) and its wholly-owned subsidiary, Oak Brook Bank. The accounting and reporting policies of the Company and its subsidiary conform to generally accepted accounting principles and to general practice within the banking industry.

     The Company, through its subsidiary bank, operates in a single segment engaging in the general retail and commercial banking business, primarily in the Chicago Metropolitan area. The services offered include demand, savings and time deposits, corporate cash management services, commercial lending products such as commercial loans, mortgages and letters of credit, and personal lending products such as residential mortgages, home equity lines, auto loans and credit card products. In addition, related products and services are offered including discount brokerage, mutual funds and annuity sales, and foreign currency and precious metal sales. The subsidiary bank has a full service trust and land trust department.

Use of Estimates: The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Securities: Securities are classified as held-to-maturity, available-for-sale or trading at the time of purchase and reevaluated as of each balance sheet date. Securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity. The Company does not carry any securities for trading purposes.

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

Allowance for Loan Losses: The allowance for loan losses is comprised of both general and specific valuation allowances. The Company records specific valuation allowances on commercial, commercial mortgage and construction loans when a loan is considered to be impaired. A loan is impaired when, based on an evaluation of current information and events, it is probable that the Company will not be able to collect all amounts (principal and interest) due pursuant to the original contractual terms. The Company measures impairment based upon the present value of expected future cash flows discounted at the loan's original effective interest rate or the fair value of the collateral if the loan is collateral dependent. Interest income on impaired loans is recognized using either the cash basis method or a cost recovery method depending upon the circumstances. General valuation allowances are maintained at a level believed adequate by management to absorb estimated probable loan losses. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, peer loan loss experience, known and inherent risks in the portfolio, composition of the loan portfolio, current economic conditions, and other relevant factors.

     Loans, excluding credit card loans, are placed on non-accrual status when the collectibility of the contractual principal or interest is deemed doubtful by management or becomes 90 days or more past due and the loan is not well secured or in the process of collection.

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

Stock Options: In October, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation." The Statement encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options and other equity instruments based on the fair value of those instruments. The Statement requires that companies with stock-based plans make detailed disclosures about the plan and instrument terms and assumptions used in measuring the fair value of stock-based grants.

     The Company accounts for stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting

                  Notes to Consolidated Financial Statements
                First Oak Brook Bancshares, Inc. and Subsidiary

--------------------------------------------------------------------------------
for Stock Issued to Employees" (APB 25). Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Company has expanded its disclosure of stock-based compensation plans and disclosed pro forma data for new grants of stock-based instruments.

Cash and Cash Equivalents: For purposes of the Consolidated Statements of Cash Flows, cash and cash equivalents include cash and due from banks, Federal funds sold, securities purchased under agreements to resell and interest bearing deposits with banks with original maturities of 90 days or less.

--------------------------------------------------------------------------------
Note 2. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of the fair value of certain financial instruments. Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported on the balance sheet for cash and short-term instruments approximate those assets' fair values.

Investment securities: Fair values for investment securities are based on quoted market prices.

Loans: For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair value for all other loans is estimated using discounted cash flow analyses, which use interest rates currently being offered for similar loans of similar credit quality. The fair value of the credit card loan portfolio is based on the value of existing loans at year-end and does not include the value related to estimated cash flows from new loans generated from existing cardholders. The fair value does not include potential premiums available in a portfolio sale. The carrying amount of accrued interest approximates its fair value.

Off-balance sheet instruments: Fair values for the Company's off-balance sheet instruments (letters of credit and lending commitments) are generally based on fees currently charged to enter into similar agreements.

Deposit liabilities: The fair values for certain deposits (e.g., interest and noninterest-bearing demand deposits, savings deposits and NOW accounts) are, by definition, equal to the amount payable on demand. The fair value estimates do not include the intangible value of the existing customer base. The carrying amounts for variable rate money market accounts approximate their fair values. Fair values for time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of aggregated expected monthly maturities.

Short-term debt: The carrying amounts of Federal funds purchased, overnight repurchase agreements and Treasury, tax and loan demand notes approximate their fair values. The fair values of term repurchase agreements are estimated using a discounted cash flow calculation that utilizes interest rates currently being offered for similar maturities.

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

     The estimated fair values of the Company's significant financial instruments as of December 31, 1996 and 1995, are as follows:

                                                   1996                    1995
                                   --------------------    --------------------
                                   Carrying        Fair    Carrying        Fair
(in thousands)                       Amount       Value      Amount       Value
-------------------------------------------------------------------------------
Financial Assets
 Cash and cash equivalents.......  $ 61,255    $ 61,255    $ 37,511    $ 37,511
 Investment securities...........   265,954     267,603     256,192     258,386
 Loans...........................   420,164     418,209     362,728     362,740
Financial Liabilities
 Time deposits...................   288,696     290,392     208,293     211,334
 Other deposits..................   359,607     359,607     346,793     346,793
 Short-term debt.................    55,187      55,199      60,702      60,702
 Long-term debt..................        --          --       3,500       3,486
Off-Balance Sheet Commitments
 Commercial......................        --          77          --          68
 Home equity.....................        --          92          --          92
 Credit card.....................        --         209          --         200
-------------------------------------------------------------------------------

                  Notes to Consolidated Financial Statements
                First Oak Brook Bancshares, Inc. and Subsidiary

--------------------------------------------------------------------------------
Note 3. Cash and Due From Banks
Cash and due from banks include reserve balances that the Company's subsidiary bank is required to maintain with the Federal Reserve Bank of Chicago. These required reserves are based principally on deposits outstanding. The average reserves required for the year ended December 31, 1996 and 1995, were $9,990,000 and $8,688,000, respectively.
--------------------------------------------------------------------------------

Note 4. Investment Securities
The aggregate amortized cost and fair values of securities, and gross unrealized gains and unrealized losses at December 31 follow:


                                                                                   1996
                                          ---------------------------------------------
                                          Amortized  Unrealized   Unrealized       Fair
(in thousands)                                 Cost       Gains       Losses      Value
---------------------------------------------------------------------------------------
Securities available-for-sale:
 U.S. Treasury.........................    $ 52,699      $   --         $ 12   $ 52,687
 U.S. Government agencies..............      28,484          68           --     28,552
 Mortgage-backed agency securities.....      24,875          --          311     24,564
 Collateralized mortgage obligations...          --          --           --         --
 Obligations of states and political
  subdivisions.........................      25,888       1,121           --     27,009
 Other securities......................       2,728           6           --      2,734
                                           --------------------------------------------
  Total securities available-for-sale..    $134,674      $1,195         $323   $135,546
                                           ============================================
Securities held-to-maturity:
 U.S. Treasury.........................    $ 38,454      $  460           --   $ 38,914
 U.S. Government agencies..............      36,726         193           --     36,919
 Mortgage-backed agency securities.....      29,683         166           --     29,849
 Obligations of states and political
  subdivisions.........................      25,475         830           --     26,305
 Other securities......................          70          --           --         70
                                           --------------------------------------------
  Total securities held-to-maturity....    $130,408      $1,649         $ --   $132,057
                                           ============================================


                                                                                   1995
                                          ---------------------------------------------
                                          Amortized  Unrealized  Unrealized        Fair
(in thousands)                                 Cost       Gains      Losses       Value
---------------------------------------------------------------------------------------
Securities available-for-sale:
 U.S. Treasury.........................    $ 56,192      $  475        $231    $ 56,436
 U.S. Government agencies..............      13,565          25          --      13,590
 Mortgage-backed agency securities.....      26,185          68         263      25,990
 Collateralized mortgage obligations...       1,000          13          --       1,013
 Obligations of states and political
  subdivisions.........................      27,140       1,265           9      28,396
 Other securities......................       2,734          18           5       2,747
                                           --------------------------------------------
  Total securities available-for-sale..    $126,816      $1,864        $508    $128,172
                                           ============================================
Securities held-to-maturity:
 U.S. Treasury.........................    $ 48,731      $  973        $ --    $ 49,704
 U.S. Government agencies..............      20,235         172          51      20,356
 Mortgage-backed agency securities.....      35,693         375          97      35,971
 Obligations of states and political
  subdivisions.........................      23,197         835          13      24,019
 Other securities......................         164          --          --         164
                                           ---------------------------------------------
  Total securities held-to-maturity....    $128,020      $2,355        $161    $130,214
                                           =============================================

The amortized cost and fair values of investment securities at December 31, 1996, by contractual maturity, are shown below. Mortgage-backed agencies and collateralized mortgage obligations are presented in the table based on their estimated average lives, which will differ from contractual maturities due to principal prepayments. Other securities include preferred stock and Federal Home Loan Bank of Chicago stock, which have no stated maturity date.


                                                                                 1996
                                                                  -------------------
                                                                  Amortized      Fair
(in thousands)                                                         Cost     Value
-------------------------------------------------------------------------------------
Securities available-for-sale:
  Due in one year or less.....................................    $ 22,519   $ 22,608
  Due after one year through five years.......................      85,760     85,989
  Due after five years through ten years......................      18,474     18,946
  Over ten years..............................................       5,193      5,269
  Other securities............................................       2,728      2,734
                                                                  -------------------
                                                                  $134,674   $135,546
                                                                  ===================
Securities held-to-maturity:
  Due in one year or less.....................................    $ 24,829   $ 24,939
  Due after one year through five years.......................      89,149     90,092
  Due after five years through ten years......................      14,651     15,150
  Over ten years..............................................       1,779      1,876
                                                                  -------------------
                                                                  $130,408   $132,057
                                                                  ===================
-------------------------------------------------------------------------------------

                  Notes to Consolidated Financial Statements
                First Oak Brook Bancshares, Inc. and Subsidiary

--------------------------------------------------------------------------------
On November 15, 1995, the Financial Accounting Standards Board staff issued a Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investment in Debt and Equity Securities." In accordance with the provisions in that Special Report, in December 1995, the Company reclassified certain securities from held-to-maturity to available-for-sale. At the date of transfer, the amortized cost of those securities was $33,425,000 and the unrealized gain on those securities was $1,377,000. In December, 1995, the Company also reclassified certain securities from available-for-sale to held-to-maturity. At the date of transfer, the aggregate fair market value of those securities was $28,375,000, which approximated amortized cost.

  At December 31, 1996, investment securities with a book value of $224,964,000 were pledged as collateral to secure certain deposits and for other purposes as required by law.

  Proceeds from sales of investments in debt and equity securities during 1996, 1995 and 1994 were $8,025,000, $8,967,000 and $27,068,000, respectively. Gross gains of $21,000 and gross losses of $7,000 were realized on those sales in 1996. Gross gains of $138,000 and gross losses of $11,000 were realized on those sales in 1995. Gross gains of $238,000 and gross losses of $201,000 were realized on those sales in 1994.

--------------------------------------------------------------------------------
NOTE 5. LOANS

Loans outstanding at December 31 follow:

                                                                 1996                          1995
                                              -----------------------        ----------------------
                                              Carrying           Fair        Carrying          Fair
(in thousands)                                  Amount          Value          Amount         Value
---------------------------------------------------------------------------------------------------
Commercial................................    $ 40,895       $ 40,666        $ 38,171      $ 37,637
Real estate-
 Construction.............................      35,902         35,502          28,770        28,770
 Residential mortgage.....................      93,730         92,215          81,226        81,545
 Commercial mortgage......................      63,394         63,013          55,437        55,779
 Home equity loans........................      55,297         55,316          47,357        47,318
Credit card loans.........................      58,114         58,057          58,592        58,487
Consumer installment loans................      73,571         73,440          54,420        53,204
                                              -----------------------------------------------------
  Total loans.............................     420,903        418,209         363,973       362,740
Less unearned discount....................        (739)            --          (1,245)           --
                                              -----------------------------------------------------
  Loans, net of unearned discount.........    $420,164       $418,209        $362,728      $362,740
                                              =====================================================


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

  Loans secured by real estate are expected to be paid by the borrowers' cash flows or proceeds from the sale or refinancing of the underlying real estate. Almost all of these loans are secured by real estate within the Chicago Metropolitan area. Performance of these loans may be affected by conditions influencing the local economy and real estate market. However, the Company's loan policy addresses this issue, as funds loaned for portfolio loans generally may not exceed eighty percent of the appraised value of the real estate. Real estate loans sold in the secondary market can be funded at higher loan to value ratios. If real estate loans sold in the secondary market become delinquent within the first six months from the date of sale, the investor may require the Company to repurchase the loan.

  The credit card portfolio is expected to be repaid from customers' cash flows. The Company's approval policies for issuing a credit card require an analysis of applications and credit reports to ensure sufficient income and/or assets, satisfactory debt to income ratios, and satisfactory past credit history. A general downturn in the economy causing a rise in unemployment may increase credit card losses.

  In the normal course of business, there are various outstanding commitments and contingent liabilities, including commitments to extend credit, that are not reflected in the financial statements. The Company's exposure to credit loss in the event of nonperformance by the other party to the commitments and lines of credit is limited to their contractual amount. Many commitments to extend credit expire without being used, or, in the case of credit cards, the Company, at its discretion, may cancel any credit card line. Additionally, some credit card lines are drawn down and paid off monthly. Therefore, the amounts stated below do not necessarily represent future cash commitments. These commitments (including letters of credit) and credit lines are subject to the same credit policies followed for loans recorded in the financial statements.

                  Notes to Consolidated Financial Statements
                First Oak Brook Bancshares, Inc. and Subsidiary

--------------------------------------------------------------------------------
A summary of these commitments to extend credit at December 31 follows:

(in thousands)                                               1996         1995
------------------------------------------------------------------------------
Commercial.............................................  $ 89,797     $ 62,225
Home equity............................................    66,772       59,536
Credit card............................................   305,061      313,523

An analysis of the allowance for loan losses follows:

(in thousands)                                     1996      1995         1994
------------------------------------------------------------------------------
Balance at beginning of year..................  $ 3,932   $ 3,859      $ 3,231
Provision for loan losses.....................    1,510     1,050        1,200
Recoveries....................................      178       135          163
Charge-offs...................................   (1,511)   (1,112)        (735)
                                                ------------------------------
Balance at end of year........................  $ 4,109   $ 3,932      $ 3,859
                                                ==============================

At December 31, 1996, the recorded investment in loans considered impaired was $1,730,000. The allowance for loan losses related to impaired loans was $400,000. The average recorded investment in impaired loans was approximately $699,000 for the year ended December 31, 1996. The Company did not recognize any interest income associated with impaired loans during the year. If interest on those loans had been accrued at their original terms, such income would approximate $101,000 in 1996. The Company had no impaired loans, as defined, during 1995.

  The Company's bank subsidiary has granted loans to its officers and directors, as well as to the officers and directors of the Company and to their associates. Related-party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties and do not involve more than normal risk of collectibility. The aggregate amount of these loans was $6,571,000 and $5,463,000 at December 31, 1996 and 1995, respectively. During 1996, new loans totaled $5,539,000 and repayments totaled $4,431,000.

  Certain principal shareholders of the Company are also principal shareholders of Amalgamated Investments Company, parent of Amalgamated Bank of Chicago. The Company's subsidiary bank has purchased from or sold participations in loans to Amalgamated Bank of Chicago. At December 31, 1996 and 1995, the Company had outstanding loan participations sold of $1,049,000 and $2,107,000, respectively, with Amalgamated Bank of Chicago.

--------------------------------------------------------------------------------
NOTE 6. PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31 follows:


(in thousands)                                                1996         1995
-------------------------------------------------------------------------------
Land......................................................$  2,652      $ 2,621
Buildings and improvements................................  15,247       15,141
Leasehold improvements....................................     985          975
Data processing equipment, office equipment and furniture.  10,114        9,006
                                                            28,998       27,743
Less accumulated depreciation and amortization............ (11,528)      (9,844)
                                                          ---------------------
Premises and equipment, net........                       $ 17,470      $17,899
                                                          =====================

The Company has entered into a number of noncancellable operating lease agreements for certain of its subsidiary bank's office premises. The minimum annual net rental commitments under these leases at December 31, 1996, are as follows:

(in thousands)
------------------------------------
1997..........................  $156
1998..........................   121
1999..........................    89
2000..........................    78
2001..........................    48
2002 and thereafter...........    41
                                ----
                                $533
                                ====

Total rental expense for 1996, 1995 and 1994 was approximately $193,000, $188,000 and $189,000, respectively, which included payment of certain occupancy expenses as defined in the lease agreements.

  The Company's aggregate future minimum net rentals to be received under noncancellable leases from third party tenants are as follows:

(in thousands)
------------------------------------
1997........................  $  341
1998........................     325
1999........................     326
2000........................     335
2001........................     310
                              ------
                              $1,637
                              ======

The Company also receives reimbursement from its tenants for certain occupancy expenses including taxes, insurance and operational expenses, as defined in the lease agreements.

                  Notes to Consolidated Financial Statements
                First Oak Brook Bancshares, Inc. and Subsidiary

--------------------------------------------------------------------------------

Note 7. Short-Term Borrowings

Federal funds purchased, securities sold under agreements to repurchase ("repos") and Treasury, tax and loan demand notes constitute all of the Company's short-term borrowings. The repos generally mature within one to ninety days from the various dates of sale and have the characteristics of secured borrowings. The variable rate Treasury, tax and loan demand notes can be called by the Federal Reserve Bank at any time and are due on demand. The Company maintains qualifying collateral, including U.S. Treasuries and municipal securities.

Short-Term Borrowings

(in thousands)                                      1996      1995      1994
-----------------------------------------------------------------------------
Amount outstanding:
 At year end..................................... $55,187   $60,702   $68,577
 Average during year.............................  60,753    56,245    46,612
 Maximum month-end...............................  73,804    69,490    68,577

Average interest rate:
 At year end.....................................    5.44%     5.05%     5.02%
 During the year.................................    5.03%     5.32%     3.89%
                                                  ---------------------------
-----------------------------------------------------------------------------

Note 8. Income Taxes

The components of the provision for income taxes for the three years in the period ended December 31 follow:

(in thousands)                                      1996      1995      1994
-----------------------------------------------------------------------------
Current provision................................  $2,715    $2,375    $1,874
Deferred benefit.................................    (286)     (379)      (47)
                                                   --------------------------
Total provision for income taxes.................  $2,429    $1,996    $1,827
                                                   ==========================

The tax expense related to investment securities gains for 1996, 1995 and 1994 totaled $5,000, $43,000 and $13,000, respectively.

     The net deferred tax asset at December 31 consists of the following:

(in thousands)                                                1996      1995
--------------------------------------------------------------------------------
Gross deferred tax liabilities:
 Unrealized gain on securities
  available-for-sale.......................................  $  141    $  184
 Accretion of discount on securities........................    401       229
 Tax over book depreciation.................................    421       450
 Purchase accounting adjustments............................     15        39
 Other, net.................................................     61       166
                                                             ----------------
  Total deferred tax liabilities...........................   1,039     1,068

Gross deferred tax assets:
 Book over tax loan loss reserve............................  1,592     1,269
 Deferred expenses..........................................    120       143
                                                             ----------------
  Total deferred tax assets.................................  1,712     1,412
                                                             ----------------
  Net deferred tax asset.................................... $  673    $  344
                                                             ================
--------------------------------------------------------------------------------
The effect of significant temporary differences on the deferred tax benefit for the three years in the period ended December 31 follow:

(in thousands)                                       1996      1995     1994
-----------------------------------------------------------------------------
Deferred expenses.................................. $  23     $ (43)    $  31
Accretion of discount on
 securities........................................   172        29        20
Tax over book depreciation.........................   (29)       35       140
Book over tax loan loss reserve....................  (323)     (232)     (359)
Purchase accounting adjustments....................   (24)     (115)      (68)
Other, net.........................................  (105)      (53)      189
                                                    -------------------------
 Deferred benefit.................................. $(286)    $(379)    $ (47)
                                                    =========================

The effective tax rates for 1996, 1995 and 1994 were 25%, 23% and 23%, respectively. Income tax expense was less than the amounts computed by applying the Federal statutory rate of 34% (for companies with taxable income less than $10 million) for all years because of the following:

(in thousands)                                      1996      1995      1994
-----------------------------------------------------------------------------
Tax expense at statutory rate..................... $3,243   $ 2,954    $2,727
Increase (decrease) in taxes
 resulting from:
  Income from obligations of
   states and political
   subdivisions and certain
   loans not subject to
   Federal income taxes...........................   (873)   (1,007)     (938)
  Other, net......................................     59        49        38
                                                   --------------------------
Total provision for income taxes.................. $2,429   $ 1,996    $1,827
                                                   ==========================


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

  At December 31, 1996, the Company has reserved for issuance 327,795 shares of common stock and 2,018,933 shares of Class A common stock.

  Payment of dividends by the Company's subsidiary bank is subject to both Federal and state banking laws and regulations that limit the amount of dividends that can be paid by the bank without prior regulatory approval. At December 31, 1996, $10,315,000 of undistributed earnings was available for the payment of dividends by the subsidiary bank without prior regulatory approval.

--------------------------------------------------------------------------------

Note 10. Regulatory Capital

The Company and its bank subsidiary are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and its bank subsidiary must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

  Regulations require the Company and its bank subsidiary to maintain minimum amounts of total and Tier 1 capital, minimum ratios of total and Tier 1 capital to risk-weighted assets, and a minimum ratio of Tier 1 capital to average assets to ensure capital adequacy. Management believes, as of December 31, 1996, that the Company and its bank subsidiary meet all capital adequacy requirements to which they are subject.

  The Company and its bank subsidiary's actual capital amounts and ratios are presented in the table below. As of December 31, 1996, the most recent regulatory notification categorized the bank subsidiary as well capitalized. There are no conditions or events since that notification that management believes have changed the institutions's category.


                                                                                Capital Required To Be
                                                                  ------------------------------------
                                                                        Adequately                Well
                                                     Actual            Capitalized         Capitalized
                                            ---------------       ----------------      --------------
                                            Amount    Ratio       Amount     Ratio      Amount   Ratio
------------------------------------------------------------------------------------------------------
As of December 31, 1996:
Total Capital (to Risk Weighted Assets)
 Consolidated.............................  $63,330   13.54%      $37,429       8%      $46,786  10%
 Oak Brook Bank...........................   55,579   11.90        37,354       8        46,692  10
Tier 1 Capital (to Risk Weighted Assets)
 Consolidated.............................  $59,221   12.66%      $18,714       4%      $28,072   6%
 Oak Brook Bank...........................   51,470   11.02        18,677       4        28,015   6
Tier 1 Capital (to Average Assets)
 Consolidated.............................  $59,221    7.69%      $30,801       4%      $38,501   5%
 Oak Brook Bank...........................   51,470    6.70        30,726       4        38,407   5

As of December 31, 1995:
Total Capital (to Risk Weighted Assets)
 Consolidated.............................  $57,250   14.32%      $31,994       8%      $39,992  10%
 Oak Brook Bank...........................   49,989   12.53        31,926       8        39,907  10
Tier 1 Capital (to Risk Weighted Assets)
 Consolidated.............................  $53,318   13.33%      $15,997       4%      $23,995   6%
 Oak Brook Bank...........................   46,057   11.54        15,963       4        23,944   6
Tier 1 Capital (to Average Assets)
 Consolidated.............................  $53,318    7.94%      $26,860       4%      $33,575   5%
 Oak Brook Bank...........................   46,057    6.88        26,778       4        33,472   5

                   Notes to Consolidated Financial Statements
                First Oak Brook Bancshares, Inc. and Subsidiary

--------------------------------------------------------------------------------
Note 11. Contingent Liabilities

The Company and its subsidiary bank are not subject to any pending or threatened legal actions as of December 31, 1996.
--------------------------------------------------------------------------------
Note 12. Stock-Based Compensation

The Company has a nonqualified stock option plan for officers and directors. Options may be granted at a price not less than the market value on the date of grant, and are subject to a 3 or 5 year vesting schedule and are exercisable, in part, beginning at least one year following the date of grant and no later than ten years from date of grant.

     Pro forma information regarding net income and earnings per share is required by Statement No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995, respectively: risk-free interest rates of 6.4% and 5.5%; dividend yields of 3.1% and 2.4%; volatility factor of the expected market price of the Company's common stock of .18; and a weighted-average expected life of the option of 5 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (dollars in thousands, except for earnings per share ):

                                                                    1996    1995
--------------------------------------------------------------------------------
Net income as reported..........................................  $7,107  $6,692
Pro forma net income............................................  $7,071  $6,690
Earnings per share as reported..................................  $ 2.06  $ 1.95
Pro forma earnings per share....................................  $ 2.05  $ 1.95
Weighted-average fair value of
 options granted during the year................................  $ 4.45  $ 4.18

Because Statement No. 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1997.

A summary of the Company's stock option activity, and related information for the year ended December 31 follows:

                                                    1996                1995                1994
                                      ------------------  ------------------  ------------------
                                               Weighted-           Weighted-           Weighted-
                                                 Average             Average             Average
                                                Exercise            Exercise            Exercise
                                      Options      Price  Options      Price  Options      Price
------------------------------------------------------------------------------------------------
Outstanding at the beginning
 of the year........................  271,869     $12.06  209,369     $ 9.51  164,523     $ 7.41
Granted.............................   52,501      22.79   64,500      20.44   54,500      16.72
Exercised...........................  (11,751)      5.51     (300)     14.93     (654)      5.51
Forfeited...........................   (3,000)     20.50   (1,700)     15.39   (9,000)     15.18
                                      -------             -------             -------
Outstanding at the end of the year..  309,619      14.04  271,869      12.06  209,369       9.51
                                      =======                                 =======
Exercisable at the end of the year..  169,044     $ 9.26  150,969     $ 7.32  124,382     $ 6.27

Exercise prices for options outstanding as of December 31, 1996 ranged from $5.24 to $24.00 per share. The weighted-average remaining contractual life of those options is 6.2 years.

                  Notes to Consolidated Financial Statements
                First Oak Brook Bancshares, Inc. and Subsidiary

-------------------------------------------------------------------------------
Note 13. Employee Benefit Plans

The Company has a 401(k) savings plan that allows eligible employees to defer a percentage of their salary, not to exceed 10%, which will be matched by the Company based on a formula tied to Company profits. The maximum Company liability is 4% of aggregate eligible salaries. For 1996, 1995 and 1994, the Company's contributions to the plan were $246,000, $205,000 and $190,000, respectively.
  The Company also has an integrated stock bonus plan, under which the Company, at its discretion, could contribute up to the maximum amount deductible for the year. The Company contributed $128,000 in 1996, $130,000 in 1995 and $121,000 in 1994.
--------------------------------------------------------------------------------
Note 14. Parent Company Only Financial Information

The following are the condensed balance sheets of income and cash flows for First Oak Brook Bancshares, Inc.:

                                                                                                  December 31,
Balance Sheets (Parent Company Only)                                                         -----------------
(in thousands)                                                                                   1996     1995
--------------------------------------------------------------------------------------------------------------
Assets
 Cash and cash equivalents on deposit with subsidiary..............................           $ 6,884  $ 5,314
 Investment in subsidiary (including intangibles of $85 in 1996 and $155 in 1995)..            51,825   46,560
 Securities available-for-sale.....................................................             1,746    1,680
 Due from subsidiary...............................................................                96      810
 Equipment, net....................................................................               141      146
 Other assets......................................................................                22       44
                                                                                              ----------------
  Total assets.....................................................................           $60,714  $54,554
                                                                                              ================
Liabilities and Shareholders' Equity
 Other liabilities.................................................................           $ 1,161  $   792
                                                                                              ----------------
  Total liabilities................................................................             1,161      792
 Shareholders' equity..............................................................            59,553   53,762
                                                                                              ----------------
  Total liabilities and shareholders' equity.......................................           $60,714  $54,554
                                                                                              ================

Statements of Income (Parent Company Only)

                                                                                       Year Ended December 31,
                                                                                     -------------------------
(in thousands)                                                                          1996     1995     1994
--------------------------------------------------------------------------------------------------------------
Income:
 Dividends from subsidiary.........................................................  $ 2,108  $ 3,967  $ 3,725
 Other income......................................................................    2,140    1,887    1,670
                                                                                     -------------------------
  Total income.....................................................................    4,248    5,854    5,395
                                                                                     -------------------------
Expenses:
 Other expenses....................................................................    2,740    2,629    2,470
                                                                                     -------------------------
  Total expenses...................................................................    2,740    2,629    2,470
                                                                                     -------------------------
Income before income taxes and equity in undistributed net income of subsidiary....    1,508    3,225    2,925
 Income tax benefit................................................................      186      190      193
                                                                                     -------------------------
Income before equity in undistributed net income of subsidiary.....................    1,694    3,415    3,118
 Equity in undistributed net income of subsidiary..................................    5,413    3,277    3,076
                                                                                     -------------------------
Net income.........................................................................  $ 7,107  $ 6,692  $ 6,194
                                                                                     =========================
--------------------------------------------------------------------------------------------------------------

                   Notes to Consolidated Financial Statements
                First Oak Brook Bancshares, Inc. and Subsidiary

--------------------------------------------------------------------------------------------------------------------
Statements of Cash Flows (Parent Company Only)                                               Year Ended December 31,
                                                                                         ---------------------------
(in thousands)                                                                              1996      1995      1994
--------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income..........................................................................   $ 7,107   $ 6,692   $ 6,194
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation......................................................................        43        39        28
    Investment securities losses......................................................         7         6        --
    Decrease (increase) in other assets...............................................        22        37       (22)
    Increase in other liabilities.....................................................       371       117       209
    Decrease (increase) in due from subsidiary........................................       714      (260)     (281)
    Equity in undistributed net income of subsidiary..................................    (5,413)   (3,277)   (3,076)
    Amortization of intangibles.......................................................        70       204       199
    Other.............................................................................       (48)       28       (22)
                                                                                         ---------------------------
Net cash provided by operating activities.............................................     2,873     3,586     3,229
Cash flows from investing activities:
  Sales (purchases) of investment securities..........................................       (32)    2,625    (2,223)
  Additions to equipment..............................................................       (38)      (28)     (101)
                                                                                         ---------------------------
Net cash provided by (used in) investing activities...................................       (70)    2,597    (2,324)
Cash flows from financing activities:
  Exercise of stock options...........................................................       128         4         1
  Purchase of treasury stock..........................................................       (37)       --        --
  Cash dividends......................................................................    (1,324)     (979)     (875)
                                                                                         ---------------------------
Net cash used in financing activities.................................................    (1,233)     (975)     (874)
                                                                                         ---------------------------
Net increase in cash and cash equivalents.............................................     1,570     5,208        31
Cash and cash equivalents at beginning of year........................................     5,314       106        75
                                                                                         ---------------------------
Cash and cash equivalents at end of year..............................................   $ 6,884   $ 5,314   $   106
                                                                                         ===========================
--------------------------------------------------------------------------------------------------------------------

                     Corporate and Shareholder Information
                First Oak Brook Bancshares, Inc. and Subsidiary

--------------------------------------------------------------------------------
Directors and Officers

Executive Officer Directors

Eugene P. Heytow, Chairman of the Board and
  Chief Executive Officer
Richard M. Rieser, Jr., President
Frank M. Paris, Vice Chairman

Non-Officer Directors

Miriam Lutwak Fitzgerald, M.D.
Geoffrey R. Stone, Provost of the University of Chicago
Alton M. Withers, Executive Vice President and
  Chief Financial Officer, Spiegel, Inc. (retired)
Robert M. Wrobel, President, Amalgamated Bank of Chicago

Senior Corporate Officers

Rosemarie Bouman, Vice President, Chief Financial Officer
  and Treasurer
Mary C. Carnevale, Vice President and Chief Human
  Resources Officer
George C. Clam, Vice President and Chief Banking Officer
William E. Navolio, Vice President, General Counsel,
  and Secretary
Susanne C. Griffith, Auditor

--------------------------------------------------------------------------------
Corporate Office

The Corporate Office is located at 1400 Sixteenth Street, Oak Brook, Illinois 60521. The telephone number is (630) 571-1050. You can E-mail us at obb@obb.com.

Annual Meeting

The Annual Meeting of Shareholders will be held at 10 a.m. on Tuesday, May 6, 1997, in the Conference Center at 1400 Sixteenth Street, Oak Brook, Illinois 60521.
--------------------------------------------------------------------------------


Stock Data
                                                                                          Per Share
                                                         ---------------------------------------------------------------------------
                                                                           Dividends Paid                                 Class A/1/
                                                            Net      --------------------       Book       -------------------------
Quarter Ended                                            Income      Class A       Common       Value      Low Price      High Price
------------------------------------------------------------------------------------------------------------------------------------
December 31, 1996......................................    $.61        $.110        $.090      $17.26         $21.13          $23.75

September 30, 1996.....................................     .50         .090         .075       16.52          21.25           25.50

June 30, 1996..........................................     .50         .090         .075       15.94          22.50           24.75

March 31, 1996.........................................     .44         .090         .075       15.69          20.50           24.25

December 31, 1995......................................     .65         .090         .075       15.64          20.25           21.25

September 30, 1995.....................................     .49         .075         .063       14.70          17.75           21.50

June 30, 1995..........................................     .40         .075         .063       14.26          17.00           19.50

March 31, 1995.........................................     .41         .075         .063       13.37          16.50           19.00

------------------------------------------------------------------------------------------------------------------------------------

/1/The prices shown represent the high and low closing sales price for the quarter.



Class A Common Stock

The Company's Class A Common Stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market/SM/. As of January 31, 1997, there were approximately 179 holders of record of Class A Common Stock; however, the Company believes the number of beneficial owners is substantially greater. Current market makers in the Class A Common Stock are The Chicago Corporation; Everen Securities, Inc.; Howe Barnes Investments, Inc.; Keefe, Bruyette & Woods, Inc. and M.A. Schapiro & Co., Inc.

Common Stock

The Company's Common Stock is traded in the over-the-counter market through market makers, primarily The Chicago Corporation. As of January 31, 1997, there were approximately 214 holders of record of Common Stock.

     Since the offering of the Class A Common Stock there has been limited trading of the Common Stock; therefore, prices of the Common Stock are not shown. The Common Stock is, however, convertible on a one-for-one basis into the Class A Common Stock. As of January 31, 1997, a total of 884,170 shares of Common Stock have been converted into Class A Common Stock.
--------------------------------------------------------------------------------
Nasdaq Symbol for Class A Common Stock
FOBBA

Transfer Agent and Registrar

The transfer agent and registrar is Oak Brook Bank, 1400 Sixteenth Street, Oak Brook, Illinois 60521.

Form 10-K

Any individual requesting a copy of the Company's 1996 Form 10-K Annual Report filed with the Securities and Exchange Commission may obtain it without charge by writing to Rosemarie Bouman, Vice President and Chief Financial Officer, at the Corporate Office. The 1996 Form 10-K may also be obtained from the SEC's EDGAR database which is directly linked to the Company's Web site at http://www.obb.com.

                                     Notes

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                     Notes

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                     Notes


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                     Notes


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                     Notes


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                     Notes


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------