Form 10-K405, Exhibit 13
period 1997-12-31
FIRST OAK BROOK BANCSHARES INC
filed 1998-03-31
CIK 717837

FIRST OAK BROOK BANCSHARES, INC. IN BRIEF

--------------------------------------------------------------------------------
OUR BUSINESS
First Oak Brook Bancshares, Inc. is the 12th largest, independent, publicly-held bank holding company headquartered in Illinois. Organized in 1983 and pub-licly-traded since 1985, its primary business is the ownership and control of Oak Brook Bank, an Illinois-chartered commercial bank. The Company employs 264 full-time equivalent employees.

Oak Brook Bank offers full-service banking, investment management, trust and related financial services through a network of 10 offices in suburban Chicago-land.
OUR MARKETS
The Company is headquartered and its largest banking office is located in Oak Brook, Illinois, twenty miles west of downtown Chicago. Nine of its offices are located in the western suburbs of Chicago, eight of which are in DuPage County. DuPage, the second largest county in Illinois, has a population of approxi-mately 859,000 and enjoys the highest median family income in the state. Its other office is located on Chicago's affluent North Shore. In addition, the Company markets its products and services through local advertising.
--------------------------------------------------------------------------------

TABLE OF CONTENTS
 1 Financial Highlights                  24 Consolidated Financial Statements
 2 Message to Shareholders               28 Notes to Consolidated Financial
 7 Financial Review                      Statements
23 Report of Independent Auditors        40 Corporate and Shareholder Informa-
                                         tion
--------------------------------------------------------------------------------





This annual report to shareholders contains certain forward looking statements consisting of estimates with respect to the financial condition, results of op-erations and business of the Company that are subject to various factors which could cause actual results to differ from these estimates. These factors in-clude, but are not limited to, changes in: general economic conditions, inter-est rates, legislative or regulatory changes, loan demand and depositor prefer-ences. These risks and uncertainties should be considered in evaluating for-ward-looking statements.

                                                First Oak Brook Bancshares, Inc.

FINANCIAL HIGHLIGHTS

--------------------------------------------------------------------------------

                                           At and for the year ended
                                                        December 31,
(Dollars in thousands except per share
amount)                                       1997      1996      1995
-----------------------------------------------------------------------
NET INCOME                                $ 13,753  $  7,107  $  6,692
KEY FINANCIAL RATIOS
 Return on Average Assets                     1.76%      .97%     1.03%
 Return on Average Equity                    21.72%    12.77%    14.00%
PER SHARE
 Basic earnings per share                 $   4.18  $   2.11  $   1.99
 Diluted earnings per share                   4.06      2.06      1.95
 Book value at year-end                      20.75     17.26     15.64
 Market price at year-end                    48.00     23.25     20.63
 Cash dividends paid
  Class A common                              .540      .380      .315
  Common                                      .440      .315      .263
YEAR-END BALANCES
 Total assets                             $816,144  $768,655  $678,102
 Loans, net of unearned discount           447,332   420,164   362,728
 Demand deposits                           153,806   147,497   128,236
 Total deposits                            627,763   648,303   555,086
 Shareholders' equity                       71,661    59,553    53,762
ASSET QUALITY
 Nonperforming loans to total loans            .09%      .49%      .03%
 Allowance for loan losses to total loans      .97%      .98%     1.08%
-----------------------------------------------------------------------

                                                                               1
First Oak Brook Bancshares, Inc.

TO OUR SHAREHOLDERS

-------------------------------------------------------------------------------
  You probably can tell this Annual Report was produced inexpensively. Rather than spending the extra money painting the lily, we decided to let our past year's stellar performance speak for itself.

  And how well did we do? Well, our earnings totaled $13.8 million, up a spec-tacular 94% from last year. Even setting aside our $5.1 million net gain from the sale of our credit card portfolio, First Oak Brook's core earnings rose to $8.7 million in 1997 from $7.1 million in 1996, a 22% increase. And 1997 shareholders' equity climbed to $71.7 million from $59.6 million the year be-fore, up 20%.

  Enjoying an outstanding return on average equity of 21.72% and return on av-erage assets of 1.76%, we were very comfortable boosting dividends for the sixth consecutive year and initiating our first stock buy back program.

  Evidently, the market responded, rewarding shareholders with an unprece-dented gain in our stock price. Our Class A common stock opened at $23.25 per share on January 1, 1997 and closed at $48 per share on December 31, 1997, more than doubling over the year. More to the point, our Company's stock outperformed the indexes. We'd like to suggest some possible explanations for this.

                          ENHANCING SHAREHOLDER VALUE

  We now recognize managing our bank well and enhancing shareholder value are not synonymous, although they remain closely related. We are more focused than ever before on the advantages of stock buy back programs, which raise per share earnings; increased dividends, which put cash in our investors' pockets; stock splits, which enhance liquidity and market interest; and stock option plans, which better align management and shareholder objectives. Our growing size, desirable location, and valuable franchise have been attracting invest-ors; we're also taking more direct action to encourage their interest. In the past, we tended to think of visits from the investment community as distrac-tions keeping us from our customers. Now we think of them as opportunities and act accordingly.

                      BUILDING ON OUR STRENGTHS: A REVIEW

  We have learned that the same kind of dispassionate and objective examina-tion of our business that can work so well for investment analysts can also work for us. Thus, as 1997 began, we looked closely at each of our major busi-ness divisions. In some of our strongest performing areas, we made crucial changes. Here are details:

COMMERCIAL BANKING AND CASH MANAGEMENT. Historic sources of growth and profit, these related departments develop, sell, install and service cash management products for business, the professions and the public sector. Our objective is to continue to build the business development and relationship management staff and to introduce custom-made and innovative products for this sophisti-cated business market. We certainly are well on our way to our goals. In 1997 we brought in approximately $30 million in new checking accounts or fee equiv-alents. We expanded our front-line to 17 people. We made important product im-provements, including a complex new lockbox/electronic data interchange serv-ice (LBX/EDI) and a Windows-based enhancement to our electronic banking serv-ice (EBS); and we're about to unveil an Internet-based version of our elec-tronic banking service (WEBSSM), one of the first of its kind in the U.S.

COMMERCIAL REAL ESTATE LENDING. Another growth engine, commercial real estate lending, enjoyed a profitable year in 1997, expanding to $109.9 million from $99.3 million. Although our portfolio is diversified, we exploited our special expertise in lending to home builders. Yields remained relatively attractive. We introduced a successful direct mail marketing program. Our top lenders re-mained in place, and we strengthened support staff.
2
                                               First Oak Brook Bancshares, Inc.

-------------------------------------------------------------------------------

CONSUMER LOANS. Consumer loans consist of two principal categories--indirect auto loans and home equity lines. Our indirect auto loan business exploded in 1997 to $105.8 million from $58.6 million in 1996. We have, by design, become an area leader in making consumer auto loans through a network of car dealers. In fact, in 1997 we placed 7th in new car and 10th in used car bank loan orig-inations for the Chicago area according to the Cross-Sell Report, whereas, previously, we had not made the top 40. And we are particularly pleased we achieved this remarkable result while incurring only $39,000 in losses on 12 loans out of a portfolio of over 8,300 loans. Our success depends on competi-tive pricing, fast turnarounds and consistent buying habits. To sharpen our edge while increasing our capacity for business development, we expanded our staff to 8 in 1997 from 4 in 1996.

  Our home equity line business expanded in 1997 as outstandings rose to $65.3 million from $55.3 million, growing 18%. Chicago-area radio continues as our principal marketing vehicle, promoting our under prime rates for larger lines of credit. We refined our Call Center, which opened in late 1996, so that ap-plications for home equity lines, direct auto loans and several other types of consumer loans could be taken by phone.

INVESTMENT MANAGEMENT AND TRUST DEPARTMENT. The growth in Investment Manage-ment and Trust Department (IM&T) income and assets coincides with our strategy over the last five years to produce an increase in discretionary investment assets under management. Until then our IM&T Department operated largely as an accommodation to our banking customers.

  Our focused effort, with help from the recent bull market, has produced out-standing results. Discretionary assets under management rose to $134 million in 1997 from $91 million in 1996. Income from all sources climbed to $1.025 million from $653 thousand the prior year, allowing that $147 thousand of this increase resulted from a one-time shift in billing practice to quarterly in 1997 from annually in arrears in 1996.

  To fortify our efforts, we hired our first full-time business development officer in October, 1996. His specialty is selling investment management serv-ices primarily to police and fire retirement funds, of which we now have 9 as clients. We hired an attorney to work full-time on land trusts, so our other administrators can focus on discretionary asset management. And in February, 1998, we engaged a new head of the IM&T Department, who comes to us with ex-tensive investment experience.

  Also, in August, 1997 we selected Pacific Income Advisors (PIA), a spin-off from Security Pacific Bank, as a sub-investment advisor on our large-capital-ization, value-oriented managed funds. So far, PIA's results have been excel-lent. Clients also appreciated another investment approach, mutual fund asset-allocation modeling. Here, for a modest fee, we advise clients on a mix of no-load mutual funds to support their lifestyles and meet their investment goals.

  All these initiatives are intended to help us become a leading provider of investment management services to individuals, professionals, middle market businesses, and the public sector throughout the western suburbs.

                        FIXING OUR WEAKNESSES: A REVIEW

  As we wrote in last year's Annual Report, we also began 1997 by identifying a few areas which needed attention. Here's what we did about them:

CREDIT CARDS. After years of leading the credit card industry with low rates and top service, we found we lacked the resources to compete against even big-ger and more aggressive companies. Our credit card business had stayed very profitable but wasn't growing. Our low cost position in the market was erod-ing. Our revolving credit users were being attracted by teaser rates, and our convenience users
                                                                              3
First Oak Brook Bancshares, Inc.

TO OUR SHAREHOLDERS

-------------------------------------------------------------------------------
were being lured away by rebate programs. We were doing well just maintaining our portfolio. The big players had been buying business; we couldn't afford the same tactics.

  We considered two alternatives:

  . Stay in the business, and go after affinity card sponsors who want to provide a low-cost card for their members, rather than a high revenue stream for themselves. While this niche is only a small fraction of the market, it fit best with our resources and reputation.

  . Sell the business at a price warranted by the quality of our portfolio and sufficient to preserve our income stream for at least five years, while making sure our loyal customers continued to receive outstanding service.

  We chose the second alternative, and the portfolio sale we completed in mid-1997 achieved all our objectives. We received an immediate after-tax premium, net of expenses, of $5.1 million. We entered into a revenue-sharing agreement on the sold portfolio that, coupled with the income on the reinvested princi-pal, should produce a return for five years approximating our previous profit. And we sold the portfolio to an organization recognized for superior service.

  This was a difficult decision for us because we knew it could hurt loyal em-ployees. But this tough choice turned out to be the right one. With our growth and a very tight job market, we were able to place most of the displaced staff in other jobs in our own Company. In the end, we strengthened several growing areas of the bank.

RETAIL BANKING. Gathering retail deposits still centers on walk-in business at branches. That's one reason, to depositors, quality service means having a convenient location. And that's why branches, although expensive, are likely to continue as the premier retail delivery channel for the foreseeable future. In this context, we have staked out the western suburbs of Chicago as our pri-mary market. Area demographics remain outstanding. DuPage County, the heart of our market, has an estimated population of 859,000 and enjoys the highest me-dian family income of any county in Illinois and the twentieth highest nation-ally.

  However, as we examined our branch costs, we realized we had gotten a little off track. Generally, we had located offices in communities with both growing consumer and commercial bases, with the expectation that consumer business would cover our initial costs and commercial accounts would produce long-term growth and profit. Unfortunately, in certain cases we had built up retail staff at the expense of outside commercial new business staff. We began to correct this imbalance in 1997.

  We also found inefficiencies. For example, banking hours in some cases did not coincide with customer preferences. We typically maintained late hours on Friday nights because years ago it was a popular time to cash the weekly pay-check or float a car loan. With direct deposit of most payrolls, the prolifer-ation of ATMs, and the car loan business migrating into dealer showrooms, such extended Friday hours are an anachronism. We adjusted them.

  Meanwhile, we introduced new technology where appropriate. A simple computer model now allows us to identify and pay special attention to our better cus-tomers who account for virtually all retail banking profits.

  To cover our costs and associated risks, we also began charging non-custom-ers for cashing checks and using our ATMs.

  For 1998, we are working on a number of initiatives. We have already intro-duced a new Individual Cash Management Checking Account which combines check-ing and investment features, so cus-
4
                                               First Oak Brook Bancshares, Inc.

-------------------------------------------------------------------------------
tomers don't have to transfer cash back and forth between checking and higher interest accounts. This new checking account pays regular checking interest on smaller balances and a high savings rate on balances over $10,000. We are also planning to modify our other checking and savings products to eliminate com-plexity and reward our better customers with extra features. And we're happily saying goodbye to the avalanche of paper that used to jam our CD system.

  Before the year is up, we expect to introduce check imaging, which will give customers images of their checks each month, instead of the originals. Later, when we introduce home banking, customers will be able to see their checks as soon as they clear, instead of having to wait until the end of the month.

  But the success of our retail banking will depend on more than technology. The Retail Banking Department is focusing on ways to please our customers at each and every point of contact. We already have introduced Customer Apprecia-tion Days, and we celebrate holidays like Valentine's Day, Mother's Day, Fa-ther's Day, and Halloween with special gifts. We thank our customers when they open an account, and we let our best customers know we appreciate them during the holidays each December. We think our customers will value these and other courtesies greatly.

COMMERCIAL LENDING. Finally, commercial lending was lagging. Despite the ex-panding economy, commercial loans totaled just $40.9 million at year-end 1996 compared to $38.2 million at the end of 1995; worse still, commercial loans represented a meager 9.7% of total loans in 1996, down from 10.5% in 1995. We found new leadership for the commercial loan group in 1997 and streamlined the decision-making process to improve our responsiveness. Consequently, we ended 1997 with $54.7 million in outstandings. Our long-term goal is to make commer-cial lending as important as commercial deposit gathering.

                                  OTHER PLANS

NEW TECHNOLOGY. In the coming year, we'll have new challenges to face. As the wave of new banking technology speeds along, we must work even harder to stay on the leading edge. Our commitment manifests itself in some of our future projects: a more powerful IBM AS400 computer, check imaging, business and home banking over the Internet, a new system to process consumer loan applications, a new computerized system for opening retail accounts, a new platform system to simplify loan operations input, and upgrades to the Call Center, not to mention 66 replacement Pentium II PC installations. Also, of course, our IT Department is examining and testing "Year 2000" solutions.

  We have to bear in mind that advancement doesn't come without its costs, even beyond the money spent. Every time we install new computer equipment or software, it's as if we all become trainees again until everybody in the or-ganization readjusts. Also, we must continue to hire and train talented new people in a very tight job market.

EXPANSION. We're expanding. In early January 1998, we opened our new Aurora branch. This elegant new Federalist style office, situated at the entrance to the upscale Stonegate community, will serve both residents of eastern Aurora and western Naperville and businesses throughout the Fox Valley area.

  We also acquired a location for a new branch in downtown Glen Ellyn, another attractive DuPage County community. We have all necessary approvals in hand and have sent plans out for bid. We expect this office to open late in 1998.

  And we are seeking additional sites. Even though new branches retard short-term earnings, we believe our market warrants judicious office additions.
                                                                              5
First Oak Brook Bancshares, Inc.

TO OUR SHAREHOLDERS

-------------------------------------------------------------------------------

  Meanwhile, we're keeping an eye out for acquisitions. Recently, bank acqui-sitions have been growing larger, and some smaller financial institutions are starting to recognize that it may be wise to merge with a company our size. Non-bank acquisitions, such as insurance brokerages, are also a possibility. Moreover, the recent uptick in our stock price gives us an attractive currency for such deals. We are committed to a very disciplined approach to acquisi-tions. Our expectation is to optimize current and future earnings streams, ob-tain logical market extensions and exploit economies of scale.

THE OAK BROOK BANK CHARITABLE FOUNDATION. Part of being a leader means sup-porting good causes in the communities we serve. Hence, at the end of 1997, we established the Oak Brook Bank Charitable Foundation with an initial gift of $300,000. While this donation slightly reduced 1997 profits, it allowed us to take advantage of the higher 38% marginal tax bracket our credit card sale put us in; it gave us leeway to invest in equities as well as debt; and it pro-vides us with ample funds to help low and moderate income families within our Community Reinvestment Act (CRA) assessment area.

LOOKING FORWARD. In 1998, we'll most likely continue to be challenged by our asset growth and technological sophistication. Of course, many organizations in less desirable markets dream of facing such problems, so we're not com-plaining. You can be sure we'll be working harder than ever during the coming year to reinforce our position of banking leadership in Chicago's western sub-urbs.

GOODBYE, AL. Lastly, let us wish a fond farewell to Al Withers, who passed away in November, 1997 after serving as Director so ably and long. The Board will miss this Texan's practical advice and good humor.

LOGO                                                 LOGO


                          LOGO

Eugene P. Heytow                                     Frank M. Paris
Chairman                  Richard M. Rieser, Jr.     Vice-Chairman
                          President
6
                                               First Oak Brook Bancshares, Inc.

FINANCIAL REVIEW

--------------------------------------------------------------------------------
EARNINGS SUMMARY AND SELECTED CONSOLIDATED FINANCIAL DATA

                                    At and for the year ended December 31,
(Dollars in thousands except
per share data)                   1997      1996      1995      1994      1993
-------------------------------------------------------------------------------
STATEMENT OF INCOME DATA
Net interest income           $ 27,432  $ 26,834  $ 25,476  $ 24,296  $ 21,315
Provision for loan losses        1,550     1,510     1,050     1,200       960
Net interest income after
 provision for loan losses      25,882    25,324    24,426    23,096    20,355
Other income                    15,541     4,647     4,186     4,098     5,112
Other expenses                  20,708    20,435    19,924    19,173    18,379
Income before provision for
 income taxes                   20,715     9,536     8,688     8,021     7,088
Provision for income taxes       6,962     2,429     1,996     1,827     1,555
Net income                    $ 13,753  $  7,107  $  6,692  $  6,194  $  5,533
-------------------------------------------------------------------------------
PER SHARE DATA
Basic earnings per share      $   4.18  $   2.11  $   1.99  $   1.84  $   1.65
Diluted earnings per share        4.06      2.06      1.95      1.81      1.62
Cash dividends paid per
 share:
 Class A common                   .540      .380      .315      .276      .236
 Common                           .440      .315      .263      .222      .192
Book value per common share
 and common equivalent share     20.75     17.26     15.64     13.17     13.25
Market price per share           48.00     23.25     20.63     17.25     14.33
-------------------------------------------------------------------------------
YEAR-END BALANCE SHEET DATA
Total assets                  $816,144  $768,655  $678,102  $634,705  $613,574
Loans, net of unearned dis-
 count                         447,332   420,164   362,728   309,681   278,177
Allowance for loan losses        4,329     4,109     3,932     3,859     3,231
Investment securities          302,098   265,954   256,192   263,943   223,988
Demand deposits                153,806   147,497   128,236   109,237   113,780
Total deposits                 627,763   648,303   555,086   513,623   508,173
Federal Home Loan Bank
 borrowings                     42,500        --     3,500     6,000     6,000
Shareholders' equity            71,661    59,553    53,762    42,909    44,118
-------------------------------------------------------------------------------
FINANCIAL RATIOS
Return on average assets          1.76%      .97%     1.03%     1.01%      .95%
Return on average equity         21.72     12.77     14.00     14.54     13.85
Net interest margin               3.97      4.20      4.54      4.61      4.44
Net interest spread               2.86      3.23      3.57      3.87      3.75
Dividend payout ratio            12.43     18.63     14.63     14.13     16.75
-------------------------------------------------------------------------------
CAPITAL RATIOS
Average equity to average
 total assets                     8.11%     7.59%     7.39%     6.95%     6.89%
Tier 1 capital ratio             13.70     12.66     13.33     13.37     11.88
Total capital ratio              14.55     13.54     14.32     14.46     12.83
Capital leverage ratio            8.57      7.69      7.94      7.50      6.56
-------------------------------------------------------------------------------
ASSET QUALITY RATIOS
Nonperforming loans to total
 loans                             .09%      .49%      .03%      .21%      .11%
Nonperforming assets to
 total loans and other real
 estate owned                      .09       .49       .03       .21       .46
Nonperforming assets to
 total capital                     .53      3.49       .19      1.49      2.92
Allowance for loan losses to
 total loans                       .97       .98      1.08      1.25      1.16
Net charge-offs to average
 loans                             .32       .34       .30       .20       .23
Allowance for loan losses to
 nonperforming loans             11.45X     1.98x    37.81x     6.05x    10.99x
-------------------------------------------------------------------------------

                                                                               7
First Oak Brook Bancshares, Inc.

FINANCIAL REVIEW

--------------------------------------------------------------------------------
RESULTS OF OPERATIONS

EARNINGS

First Oak Brook Bancshares, Inc. consolidated net income, earnings per share and selected ratios for 1997, 1996 and 1995 were as follows:

                         1997        1996        1995
------------------------------------------------------
Net income        $13,753,000  $7,107,000  $6,692,000
Basic earnings
 per share        $      4.18  $     2.11  $     1.99
Diluted earnings
 per share        $      4.06  $     2.06  $     1.95
Return on
 average assets          1.76%        .97%       1.03%
Return on
 average equity         21.72%      12.77%      14.00%

1997 versus 1996

A significant change in 1997 net income was the gain on the sale of the credit card portfolio. The Company recognized an after-tax gain of $5.1 million on the sale. The net gain consisted of a premium of $11.5 million less expenses of $2.25 million, an $800,000 special provision for loan losses and an income tax provision of $3.3 million. In addition the Company will share in the revenue from the sold portfolio for each of the next five twelve month periods begin-ning July of 1997, subject to a maximum annual payment of $900,000. Results for 1997, excluding the gain on the sale of the credit card portfolio follow:

Net income                  $8,670,000
Basic earnings per share    $     2.63
Diluted earnings per share  $     2.56
Return on average assets          1.11%
Return on average equity         13.69%

As detailed below, the sale of the credit card portfolio affects the compara-bility of virtually every line item in the financial statements.

The 1997 results compared to 1996 include the following significant pre-tax components:

 . Net interest income rose $598,000 due to a 7% increase in average earning as-sets offset by a 5% decrease in the net interest margin.

 . Other income, excluding the gain on the credit card portfolio sale, increased
  $1,643,000 primarily due to income earned from the revenue sharing agreement on the sold credit card portfolio amounting to $450,000 in 1997, as well as higher fees from business deposit accounts, investment management and trust accounts, and merchant card processing.

 . Salaries and employee benefits increased $527,000 due to normal salary in-creases, higher compensation due to competitive market conditions, additional upgrades and increased staff in core growth areas, offset by the elimination of salaries in the credit card department due to the sale of the credit card portfolio.

 . Data processing fees decreased $324,000 primarily due to the sale of the credit card portfolio.

 . Included in other operating expense was a $300,000 contribution made to the newly established Oak Brook Bank Charitable Foundation.

 . Included in other operating expense was a $515,000 gain on the sale of sur-plus property formerly leased to a third party.

1996 versus 1995

The 1996 results compared to 1995 include the following significant pre-tax components:

 . Net interest income rose $1,358,000 due to a 13% increase in average earning assets, offset by a 7% decrease in the net interest margin.

 . Management increased the provision for loan losses by $460,000 considering loan portfolio growth, higher credit card losses and one nonaccrual loan.

 . Other income increased $461,000 due to increased fee income from business de-posit accounts, investment management and trust accounts, mortgages sold in the secondary market and merchant credit card processing, offset by a decrease in investment securities gains of $113,000.

 . Salaries and employee benefits increased $845,000 due to additional staffing, normal salary increases and higher benefit payments.

 . Advertising and business development expenses decreased $189,000 due to a re-duction in advertising, offset by increased business development costs.

 . FDIC premiums decreased $590,000 as a result of lower FDIC premiums for "well-capitalized" banks which became effective January 1, 1996.

NET INTEREST INCOME

Net interest income is the difference between interest earned on loans, invest-ments and other earning assets and interest paid on deposits and other inter-est-bearing liabilities. Net interest income is the principal source of the Company's revenues.

1997 versus 1996

On a tax-equivalent basis, net interest income for 1997 totaled $28,591,000, an increase of $438,000 or 2% over
8
                                                First Oak Brook Bancshares, Inc.

--------------------------------------------------------------------------------
1996. This increase is attributable to a 7% increase in average earning assets offset by a 5% decrease in the net interest margin to 3.97% in 1997 from 4.20% in 1996. The compression of the net interest margin was a result of the follow-ing:

 . On June 30, 1997, the Company sold its credit card portfolio which totalled approximately $53 million and had a gross yield of approximately 16%. The net proceeds from the sale of approximately $58 million were reinvested in the bank's securities portfolio at an approximate yield of 7%. While the interest income stream combined with the future revenue sharing payments and reduced expenses associated with the sale had a neutral to slightly positive effect on earnings, the net interest margin was compressed for the second six months of 1997.

 . Further compression of the net interest margin in 1997 was offset by a slight increase in the average prime rate to 8.44% in 1997 from 8.27% in 1996 and the growth in average loans. Average loans increased $24 million primarily in indirect auto loans ($30 million), home equity loans ($9.4 million) and com-mercial loans ($9.4 million), offset by credit card loans dropping $27.2 mil-lion.

 . The cost of average interest-bearing liabilities rose to 4.89% in 1997 from 4.80% in 1996. The 1997 average balance for higher rate time deposits in-creased $21.2 million compared to 1996 while the 1997 average balance for lower rate savings and NOW accounts declined $13.7 million compared to 1996. Financial institutions bid up rates to mitigate a continuing shift in in-vestor preference for the securities markets. To fund the loan growth at lower rates than it would have had to pay on deposits, the Company increased its Federal Home Loan Bank borrowings by $12.6 million on average in 1997.

1996 versus 1995

On a tax-equivalent basis, net interest income for 1996 totaled $28,153,000, an increase of $1,266,000 or 5% over 1995. This increase is attributable to a 13% increase in average earning assets offset by a 7% decrease in the net interest margin to 4.20% in 1996 from 4.54% in 1995. The compression of the net interest margin was a result of the following:

 . During 1996, the prime rate averaged 8.27%, while in 1995 the prime rate av-eraged 8.83%. Annual yields on earning assets for 1996 reflect this decrease, declining 35 basis points in comparison with 1995. Lower rates paid on inter-est bearing liabilities were offset by a $69 million increase in the average balance of time deposits. The net effect of the rate decreases and the change in deposit mix was a decline of only one basis point in the rate on interest bearing liabilities.

 . Retail consumers continued to show a strong preference for longer-term, higher yielding CDs over shorter-term, lower yielding savings and money mar-ket accounts. The 1996 average balance for time deposits increased $69 mil-lion compared to 1995 while the 1996 average balance for savings and money market accounts declined $11 million compared to 1995. Competitive pressure for consumer dollars from financial institutions and high returns in the eq-uity markets kept CD rates relatively high.

 . Further compression of the net interest margin in 1996 was offset by the 21%
  growth in average loans. The $67 million increase in average loans was pri-marily in real estate (commercial and residential) and indirect auto loans. Credit card growth was constrained as a result of vigorous competition.
                                                                               9
First Oak Brook Bancshares, Inc.

FINANCIAL REVIEW

--------------------------------------------------------------------------------

The following table presents the average interest rate on each major category of interest-earning assets and interest-bearing liabilities for 1997, 1996, and 1995.

AVERAGE BALANCES AND EFFECTIVE INTEREST RATES

                                             1997                      1996                      1995
                         ------------------------- ------------------------- -------------------------
                                   INTEREST                  Interest                  Interest
                          AVERAGE   INCOME/ YIELD/  Average   Income/ Yield/  Average   Income/ Yield/
(Dollars in thousands)    BALANCE   EXPENSE  RATES  Balance   Expense  Rates  Balance   Expense  Rates
------------------------------------------------------------------------------------------------------
ASSETS
Earning assets:
 Federal funds sold      $  8,325  $   460   5.52% $ 17,679  $   943   5.33% $ 17,375  $ 1,024   5.89%
 Interest-bearing
  deposits with banks       5,260      362   6.89       250       13   5.20       128        8   6.25
 Taxable securities       243,341   15,090   6.20   208,546   12,551   6.02   195,080   11,869   6.08
 Tax exempt
  securities/1/            46,638    3,489   7.48    51,101    3,956   7.74    54,907    4,355   7.93
 Loans, net of unearned
  discount/1/, /2/        416,758   36,445   8.75   392,572   36,328   9.25   325,228   32,427   9.97
------------------------------------------------------------------------------------------------------
Total earning
 assets/interest income  $720,322  $55,846   7.75% $670,148  $53,791   8.03% $592,718  $49,683   8.38%
------------------------------------------------------------------------------------------------------
Cash and due from banks    39,611                    41,738                    31,868
Other assets               25,237                    25,013                    26,389
Allowance for loan
 losses                    (4,431)                   (4,139)                   (4,045)
------------------------------------------------------------------------------------------------------
                         $780,739                  $732,760                  $646,930
------------------------------------------------------------------------------------------------------
LIABILITIES AND
 SHAREHOLDERS' EQUITY
Interest-bearing
 liabilities:
 Savings and NOW
  accounts               $172,533  $ 6,159   3.57% $186,195  $ 6,852   3.68% $199,523  $ 7,785   3.90%
 Money market accounts     34,071    1,089   3.20    29,865      900   3.01    27,205      835   3.07
 Time deposits            277,727   16,125   5.81   256,520   14,786   5.76   187,281   10,989   5.87
 Short-term debt           59,881    3,101   5.18    60,753    3,058   5.03    56,245    2,993   5.32
 FHLB borrowings           13,438      781   5.82       870       42   4.83     4,103      194   4.73
------------------------------------------------------------------------------------------------------
Total interest-bearing
 liabilities/interest
 expense                 $557,650  $27,255   4.89% $534,203  $25,638   4.80% $474,357  $22,796   4.81%
Demand deposits           151,257                   136,866                   119,812
Other liabilities           8,523                     6,052                     4,967
------------------------------------------------------------------------------------------------------
Total liabilities        $717,430                  $677,121                  $599,136
Shareholders' equity       63,309                    55,639                    47,794
------------------------------------------------------------------------------------------------------
                         $780,739                  $732,760                  $646,930
------------------------------------------------------------------------------------------------------
Net interest income/net
 interest margin/3/                $28,591   3.97%           $28,153   4.20%           $26,887   4.54%
Net interest spread/4/                       2.86%                     3.23%                     3.57%
------------------------------------------------------------------------------------------------------

/1Tax/equivalent basis. Interest income and average yield on tax exempt loans and investment securities include the effects of tax equivalent adjustments using a tax rate of 35% in 1997 and 34% in 1996 and 1995.
/2Includes/nonaccrual loans.
/3Total/interest income, tax equivalent basis, less total interest expense, di-
  vided by average earning assets.
/4Total/yield on average earning assets, less total rate paid on average inter-est-bearing liabilities.

10
                                                First Oak Brook Bancshares, Inc.

--------------------------------------------------------------------------------
The following table presents a summary analysis of changes in interest income and interest expense for 1997 as compared to 1996 and 1996 as compared to 1995. Interest income rose in 1997 due to the higher volume of loans and securities offset by a decline in average loan yields due to sale of the credit card port-folio. Interest expense rose in 1997 due to the increased volume of time depos-its and Federal Home Loan Bank borrowings. The increase in net interest income in 1996 was due to the increased volume of loans offset by higher volume of time deposits.

ANALYSIS OF NET INTEREST INCOME CHANGES
                                    1997 OVER 1996              1996 Over 1995
                                -------------------------------------------------
(Dollars in thousands)
                          VOLUME/1/  RATE/1/   TOTAL  Volume/1/  Rate/1/   Total
---------------------------------------------------------------------------------
Increase (decrease) in
 interest income:
Federal funds sold           $ (516) $    33  $ (483)    $   18  $   (99) $  (81)
Interest-bearing
 deposits with banks            344        5     349          6       (1)      5
Taxable securities            2,148      391   2,539        811     (129)    682
Tax exempt securities/2/       (337)    (130)   (467)      (297)    (102)   (399)
Loans, net of unearned
 discount/2/,/3/              2,173   (2,056)    117      6,373   (2,472)  3,901
---------------------------------------------------------------------------------
Total interest income        $3,812  $(1,757) $2,055     $6,911  $(2,803) $4,108
---------------------------------------------------------------------------------
Increase (decrease) in
 interest expense:
Savings & NOW accounts       $ (492) $  (201) $ (693)    $ (504) $  (429) $ (933)
Money market accounts           132       57     189         80      (15)     65
Time deposits                 1,230      109   1,339      3,994     (197)  3,797
Short-term debt                 (44)      87      43        232     (167)     65
FHLB borrowings                 729       10     739       (156)       4    (152)
---------------------------------------------------------------------------------
Total interest expense       $1,555  $    62  $1,617     $3,646  $  (804) $2,842
---------------------------------------------------------------------------------
Increase (decrease) in
 net interest income         $2,257  $(1,819) $  438     $3,265  $(1,999) $1,266
---------------------------------------------------------------------------------

/1/The change in interest due to both rate and volume has been allocated pro-portionately.
/2/Tax equivalent basis. Tax exempt loans and investment securities include the effects of tax equivalent adjustments using a tax rate of 35% in 1997 and 34% in 1996 and 1995.
/3/Includes nonaccrual loans.

ALLOWANCE AND PROVISION FOR LOAN LOSSES

Loans which are determined to be uncollectible are charged off against the al-lowance and recoveries of loans that were previously charged off are credited to the allowance.

The Company's charge-off policy varies with respect to the category of and spe-cific circumstances surrounding each loan under consideration. The Company's policy with respect to commercial, real estate, indirect auto and other loans is to charge-off on the basis of management's ongoing evaluation of collectibility. With respect to credit card loans, charge-offs are made on all such loans when they are deemed to be uncollectible or when 180 days past due, whichever comes first. In addition, any loans which are classified as "loss" in regulatory examinations are charged off.

                                                                              11
First Oak Brook Bancshares, Inc.

FINANCIAL REVIEW

--------------------------------------------------------------------------------
The following table summarizes the loan loss experience for each of the last five years.

SUMMARY OF LOAN LOSS EXPERIENCE

(Dollars in thousands)           1997      1996      1995      1994      1993
------------------------------------------------------------------------------
Average loans for the
 period, net of unearned
 discount and allowance for
 loan losses                 $412,327  $388,433  $321,183  $280,648  $266,352
------------------------------------------------------------------------------
Allowance for loan losses,
 beginning of period         $  4,109  $  3,932  $  3,859  $  3,231  $  2,890
Charge-offs for period:
 Real estate--construction       (200)       --        --        --        --
 Real estate mortgage and
  home equity loans               (20)       --        --        --        --
 Commercial loans                  --        --        --       (25)     (125)
 Indirect auto loans              (39)       --        (3)       (2)       (1)
 Credit card and consumer
  loans                        (1,246)   (1,511)   (1,109)     (708)     (618)
------------------------------------------------------------------------------
  Total charge-offs            (1,505)   (1,511)   (1,112)     (735)     (744)
------------------------------------------------------------------------------
Recoveries for period:
 Real estate mortgage and
  home equity loans                --        --        --        35         6
 Commercial loans                   1        33        41        52        16
 Credit card and consumer
  loans                           174       145        94        76       103
------------------------------------------------------------------------------
  Total recoveries                175       178       135       163       125
------------------------------------------------------------------------------
Net charge-offs for the
 period                        (1,330)   (1,333)     (977)     (572)     (619)
Provision for loan losses       1,550     1,510     1,050     1,200       960
------------------------------------------------------------------------------
Allowance for loan losses,
 end of period               $  4,329  $  4,109  $  3,932  $  3,859  $  3,231
------------------------------------------------------------------------------
Ratio of net charge-offs to
 average loans outstanding        .32%      .34%      .30%      .20%      .23%
Allowance for loan losses
 as a percent of loans
 outstanding, net of
 unearned discount at end
 of period                        .97%      .98%     1.08%     1.25%     1.16%
Ratio of allowance for loan
 losses to nonperforming
 loans                          11.45X     1.98x    37.81x     6.05x    10.99x
------------------------------------------------------------------------------

The provision for loan losses increased $40,000 in 1997 over 1996. When the credit card portfolio was sold, the bank retained approximately $1.3 million in outstandings, approximately one third of which consisted of accounts delinquent 60 days or more and the remainder of which were accounts on fixed payment schedules. Based on a review of these accounts, management determined that a special $800,000 provision was prudent given the discontinued credit card oper-ations and the inherent risks related to the accounts.

Net charge-offs totalled $1,330,000 in 1997 or .32% of average loans outstand-ing. Of the total net charge-offs, $1,072,000 related to the credit card port-folio and $200,000 related to a charge-off on the $1.7 million nonaccrual loan outstanding at December 31, 1996.

Management increased the provision for loan losses by $460,000 in 1996 over 1995 considering loan portfolio growth of $57 million, higher credit card charge-offs and one nonaccrual loan. Net charge-offs totalled $1,333,000 in 1996 up $356,000 from 1995. Economic trends of higher consumer debt and a rise in consumer bankruptcies contributed to the increase in credit card losses for both the Company and the industry.

Currently and historically, the Company has had high asset quality. Fluctua-tions in asset quality ratios in the current period were positively affected by a repayment of $1.5 million on the nonaccrual loan of $1.7 million outstanding at December 31, 1996. See nonperforming assets discussion for further informa-tion.

The Company's allowance for loan losses as a percent of loans outstanding was
 .97% at December 31, 1997 as compared to .98% in 1996 and 1.08% in 1995. Man-agement believes the allowance for loan losses is at a prudent level.

The provision for loan losses is sufficient to provide for current loan losses and maintain the allowance at an adequate level commensurate with management's evaluation of the risks inherent in the loan portfolio. In order to identify potential risks in the loan portfolio of the Company's bank subsidiary and de-termine the necessary provision for loan losses, detailed information is ob-tained from the following sources:

 . Regular reports prepared by the bank's management which contain information on the overall characteristics of the loan portfolio, including delinquencies and nonaccruals, and specific analysis of loans requiring special attention (i.e. "watch lists");
12
                                                First Oak Brook Bancshares, Inc.

--------------------------------------------------------------------------------

 . Examinations of the loan portfolio of the subsidiary bank by Federal and State regulatory agencies; and

 . Reviews by the independent auditors, third party consultants and internal au-dit staff.

Management of the subsidiary bank prepares a detailed analysis, at least quar-terly, reviewing the adequacy of its allowance and, when appropriate, recom-mending an increase or decrease in its provision for loan losses. This analysis is divided into two parts--one for allocated and the other for unallocated re-serves. The allocated segment involves primarily an estimated calculation of losses on specific problem and management watch list loans, the remaining credit card portfolio and delinquent consumer loans. The unallocated segment involves primarily a calculation of the bank's actual net charge-off history averaged with industry net charge-off history by major loan categories. In ad-dition, the bank considers its loan growth, management capabilities, economic trends, credit concentrations, industry risks, underlying collateral values and the opinions of bank management. Accordingly, because each of these criteria is subject to change, the allocation of the allowance below is made for analytical purposes and is not necessarily indicative of the trend of future loan losses in any particular loan category. The total allowance is available to absorb losses from any segment of the portfolio.

The following table presents the allocation of the allowance for loan losses for each of the last five years.

ALLOCATION OF ALLOWANCE FOR LOAN LOSSES

                                                                 December 31,
(Dollars in thousands)                    1997    1996    1995    1994    1993
-------------------------------------------------------------------------------
Analysis of allowance for loan losses:
 Real estate--land acquisition and
  construction loans                    $   --  $  400  $  126  $  144  $   --
 Real estate mortgage and home equity
  loans                                      6      12       7      11      31
 Commercial loans                           34      --      --      30     118
 Indirect auto loans                        32      22      52      17       8
 Consumer loans                             14       6      20       9      16
 Credit card loans                         287     324     208      88     169
 Unallocated                             3,956   3,345   3,519   3,560   2,889
-------------------------------------------------------------------------------
  Total allowance                       $4,329  $4,109  $3,932  $3,859  $3,231
-------------------------------------------------------------------------------
Percentage of loans to gross loans:
 Real estate--land acquisition and
  construction loans                       8.2%    8.5%    7.9%    4.8%    4.3%
 Real estate mortgage and home equity
  loans                                   52.6    50.5    50.6    53.3    57.3
 Commercial loans                         12.2     9.7    10.5    10.7    10.4
 Indirect auto loans                      23.7    13.9    10.8     7.6     2.7
 Consumer loans                            3.2     3.6     4.1     4.3     5.2
 Credit card loans                         0.1    13.8    16.1    19.3    20.1
-------------------------------------------------------------------------------
                                         100.0%  100.0%  100.0%  100.0%  100.0%
-------------------------------------------------------------------------------

NONPERFORMING ASSETS

The Company discontinues the accrual of interest on loans, excluding credit card loans, when the continuity of the contractual principal or interest is deemed doubtful by management or when 90 days past due or more and the loan is not well secured or in the process of collection. Interest income is recorded on these loans only as it is collected. Interest payments on nonaccrual loans which contain unusual risk features or marginal collateral values may be ap-plied directly to loan principal for accounting purposes. Renegotiated loans are loans on which interest is being accrued at less than the original contrac-tual or existing market rate of interest because of the inability of the bor-rower to service the obligation under the original terms of the agreement. There are no renegotiated loans.

First Oak Brook Bancshares, Inc.                                              13

FINANCIAL REVIEW

--------------------------------------------------------------------------------
The following table highlights the Company's nonperforming assets.

                                                          December 31,
(Dollars in thousands)                    1997    1996  1995  1994    1993
---------------------------------------------------------------------------
Nonaccruing loans                         $ --  $1,730  $ --  $ 70  $   36
Loans which are past due 90 days or more   378     349   104   568     258
---------------------------------------------------------------------------
 Total nonperforming loans                 378   2,079   104   638     294
Other real estate owned                     --      --    --    --     994
---------------------------------------------------------------------------
 Total nonperforming assets               $378  $2,079  $104  $638  $1,288
---------------------------------------------------------------------------
Nonperforming loans to total loans
 outstanding                               .09%    .49%  .03%  .21%    .11%
Nonperforming assets to total loans
 outstanding
 and other real estate owned               .09%    .49%  .03%  .21%    .46%
Nonperforming assets to total assets       .05%    .27%  .02%  .10%    .21%
Nonperforming assets to total capital      .53%   3.49%  .19% 1.49%   2.92%
---------------------------------------------------------------------------

The Company's ratio of nonperforming assets to total loans outstanding and other real estate owned of .09% was below the industry peer group ratio of
 .74%/1/.

At December 31, 1996, the $1.7 million in nonaccrual loans consisted of one commercial real estate construction loan. During 1997, the borrower sold the property and $200,000 was charged off.
SUMMARY OF OTHER INCOME

The following table summarizes significant components of other income and per-centage changes from year to year:

                                                                    % Change
                                                                  -------------
(Dollars in thousands)                    1997    1996   1995 '97-'96  '96-'95
-------------------------------------------------------------------------------
Service charges                        $ 2,730  $2,381 $2,263      15%       5%
Investment management and trust fees     1,025     653    592      57       10
Merchant card processing fees              962     511    428      88       19
Fees on mortgages sold                     224     131     30      71      337
Other operating income                   1,358     957    746      42       28
Investment securities gains (losses)        (9)     14    127    (164)     (89)
Gain on sale of credit card portfolio    9,251      --     --      --       --
-------------------------------------------------------------------------------
 Total                                 $15,541  $4,647 $4,186     234%      11%
-------------------------------------------------------------------------------

1997 Versus 1996

Service charges on deposit accounts increased $349,000, primarily due to an in-crease in business account analysis fees.

Investment management and trust department income increased $372,000, primarily due to an increase in assets under investment management, other new trust busi-ness and a change to quarterly billing in 1997 from annual billing in 1996. In-vestment management and trust department discretionary assets under investment management grew over $43 million to $134 million at December 31, 1997 from $91 million at December 31, 1996.

Merchant card processing fees increased $451,000 primarily due to several new large volume merchants and continued marketing efforts. The number of merchants represented increased to 170 at year-end 1997 from 138 at year-end 1996. Mer-chant interchange expense (in the other expense section) rose $386,000 in 1997.

The increase in other operating income of $401,000 was principally attributable to income of $450,000 earned from the revenue sharing agreement on the sold credit card portfolio and the introduction in July, 1997 of ATM surcharge fees, offset by a decrease in rental income and investment center fees.

1996 Versus 1995

Service charges on deposit accounts increased $118,000 primarily due to an in-crease in business account analysis fees.
--------------------------------------------------------------------------------
/1/Source: Seventh Federal Reserve District Bank Holding Company Performance Report as of September, 1997, page 1, Peer Group 04, Consolidated assets be-tween $500 million and $1 billion, consisting of 209 bank holding companies.
14
                                                First Oak Brook Bancshares, Inc.

--------------------------------------------------------------------------------

Investment management and trust department income increased $61,000, primarily due to an increase in assets under investment management and other new trust business. Investment management and trust department discretionary assets under investment management grew over $23 million to $91 million at December 31, 1996 from $68 million at December 31, 1995.

The increase in other operating income of $211,000 was principally attributable to miscellaneous fees on a variety of retail services.

Investment securities gains decreased $113,000 from the $127,000 of securities gains recognized in 1995 when the Company restructured its held-to-maturity and available-for-sale portfolios. The portfolios were restructured in 1995 to more closely mirror each other in both security composition and maturity distribu-tion. The 1995 securities gains were from the sale of longer maturity securi-ties in the available-for-sale portfolio.

SUMMARY OF OTHER EXPENSES

The following table summarizes significant components of other expenses and percentage changes from year to year:

                                                                 % Change
                                                              ----------------
(Dollars in thousands)                   1997    1996    1995 '97-'96  '96-'95
-------------------------------------------------------------------------------
Salaries and employee benefits        $12,293 $11,766 $10,921       4%       8%
Occupancy expense                       1,457   1,430   1,315       2        9
Equipment expense                       1,566   1,737   1,702     (10)       2
Data processing fees                    1,301   1,625   1,473     (20)      10
Professional fees                         398     329     259      21       27
Postage, stationery and supplies          768     752     815       2       (8)
Advertising and business development    1,191   1,205   1,394      (1)     (14)
Merchant interchange expense              697     311     227     124       37
FDIC premiums                              78       2     592   3,800      (99)
Other operating expenses                  959   1,278   1,226     (25)       4
-------------------------------------------------------------------------------
 Total                                $20,708 $20,435 $19,924       1%       3%
-------------------------------------------------------------------------------

1997 Versus 1996

Other expenses rose $273,000, or 1%, in 1997 over 1996. This modest increase is primarily due to the disposition of the credit card portfolio, cost savings initiatives and two offsetting non "core" items.

Salaries and employee benefits increased $527,000 as a result of normal raises, higher compensation due to competitive market conditions, additional upgrades and increased staff in the growing areas of the bank including indirect auto, merchant card processing and commercial departments. This increase was offset by the elimination of salaries due to the sale of the credit card portfolio.

Equipment expense decreased $171,000 primarily due to lower depreciation ex-pense, as certain assets became fully depreciated, and due to the write off of equipment formerly used to process the credit card portfolio.

Data processing fees decreased $324,000 primarily as a result of the disposi-tion of the credit card portfolio.

Other operating expenses decreased $319,000 primarily due to two non "core" items. First, the Company recognized a pre-tax gain of $515,000 on the sale of surplus property formerly leased to McDonald's Corporation. Secondly, the Com-pany made a pre-tax contribution of $300,000 to the newly established Oak Brook Bank Charitable Foundation. The impetus to organize the Foundation was (1) a change in the Community Reinvestment Act regulations which provide specific in-centives for certain charitable gifts, (2) greater leeway in investing the Foundation funds, and (3) an increase in the Company's marginal tax rate caused by the credit card sale.

1996 Versus 1995

Other expenses rose $511,000, or 3%, in 1996 over 1995. Salaries and employee benefits rose $845,000. The increase is due to additional staffing, normal sal-ary increases and higher benefit payments.

Occupancy expense increased $115,000 over 1995 due to increased real estate taxes and lower rental income. In August, 1996, the Company took over approxi-mately 2,000 square feet of space in its Oak Brook headquarters formerly rented by a third party.

Data processing increased $152,000 primarily due to higher credit card process-ing fees, trust processing fees and miscellaneous processing fees for compli-ance and student loans.

Advertising and business development expenses decreased $189,000 due to a re-duction in advertising offset by increased business development costs.
First Oak Brook Bancshares, Inc.                                              15

FINANCIAL REVIEW

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

FDIC premiums decreased $590,000 due to lower quarterly assessments. The FDIC premium was decreased to $500 per quarter for "well-capitalized" banks in 1996.

INCOME TAX EXPENSE

Income taxes for 1997 totaled $6,962,000 as compared to $2,429,000 for 1996 and $1,996,000 in 1995. When measured as a percentage of income before income tax-es, the Company's effective tax rate was 34% for 1997 compared to 25% in 1996 and 23% in 1995. The increase in the provision for income taxes and the effec-tive tax rate in 1997 was due to a $3.3 million tax provision on the gain on the sale of the credit card portfolio. The higher taxable income caused the Company to be in a marginal 38% tax bracket for pre-tax earnings greater than $15 million which results in a 35% Federal statutory tax rate (34% in 1996 and 1995) and a certain portion was subject to Illinois state income tax.

The increase in the provision for income taxes in 1996 was due to higher pre-tax earnings while the increase in the effective tax rate was due to a decrease in tax exempt income as a percentage of pre-tax income.

FINANCIAL CONDITION

LIQUIDITY

Effective management of balance sheet liquidity is necessary to fund growth in earning assets and to pay liability maturities, depositors' withdrawal require-ments and shareholders' dividends.

The Company has numerous sources of liquidity including a portfolio of shorter-term assets, readily marketable investment securities, the ability to attract consumer time deposits and access to various borrowing arrangements.

Available borrowing arrangements are summarized as follows:

Subsidiary Bank:

 . Informal Federal funds lines aggregating $48 million with five correspondent banks, subject to continued good financial standing.

 . Reverse repurchase agreement lines totaling $100 million with two brokerage firms and one correspondent bank, subject to the availability of collateral and continued good financial standing.

 . Additional advances from the Federal Home Loan Bank of Chicago are available based on the pledge of specific collateral and FHLB stock ownership.

Parent Company:

 . Revolving credit arrangement for $5 million. The line is currently unused and matures on May 1, 1998. It is anticipated to be renewed annually.

 . The parent company also had cash, short-term investments and other marketable securities totaling $7.9 million at December 31, 1997.

INTEREST RATE SENSITIVITY

Interest rate risk arises when the maturity or repricing of assets differs sig-nificantly from the maturity or repricing of liabilities. The Company's finan-cial results could be affected by changes in market interest rates such as the prime rate, LIBOR and treasury yields as well as competitive pressures for re-tail deposit products. The objective of interest rate risk management is to provide the maximum levels of net interest income while maintaining acceptable levels of interest rate risk and liquidity risk. A number of measures are used to monitor and manage interest rate risk, including income simulation and in-terest sensitivity (gap) analyses.

An income simulation model is the primary tool used to assess the direction and magnitude of changes in net interest income resulting from changes in interest rates. The model incorporates management assumptions regarding the level of in-terest rate or balance changes on indeterminate maturity deposit products (passbook savings, money market, NOW and demand deposits) for a given level of market rate changes. These assumptions are developed through historical analy-sis. Additionally, changes in prepayment behavior of the mortgage related as-sets in each rate environment are captured using estimates of prepayment speeds for the portfolios. Other assumptions in the model include, cash flows and ma-turities of other financial instruments, changes in market conditions, loan volumes and pricing, and customer preferences. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net interest income or precisely predict the impact of higher or lower interest rates on net interest
16
                                                First Oak Brook Bancshares, Inc.

-------------------------------------------------------------------------------
income. Actual results will differ from simulated results due to timing, mag-nitude and frequency of interest rate changes and changes in market conditions and management strategies, among other factors.

The Company's policy objective is to limit the change in annual net interest income to 10% from an immediate and sustained parallel change in interest rates of 200 basis points. As of December 31, 1997, the Company had the fol-lowing estimated net interest income sensitivity profile. The impact of planned growth and anticipated new business activities is not factored into the calculation.

                     Immediate Change in Rates
                          +200 bp       -200 bp
-------------------------------------------------
Net interest income
 Dollar change
  (in thousands)             $630       $(2,169)
 Percent change               2.3%         (7.9)%

The table below presents a static gap
analysis as of December 31, 1997
which does not fully capture the true
dynamics of interest rate changes in-
cluding the timing and/or degree of
interest rate changes. While most of
the asset categories' rates change
when certain independent indices
(such as the prime rate) change, the
liability categories are repriced at
the Company's discretion.

INTEREST RATE SENSITIVE POSITION

                               1-90      91-180     181-365     Over 1
(Dollars in thousands)         days        days        days       year    Total
-------------------------------------------------------------------------------
Rate sensitive assets:
 Interest-bearing deposits
  with banks               $    167   $      72   $      --   $ 10,000 $ 10,239
 Taxable securities          29,214      21,060      28,609    176,514  255,397
 Tax exempt securities          663          --       2,307     43,731   46,701
 Loans, net of unearned
  discount                  180,727      26,347      51,764    188,494  447,332
-------------------------------------------------------------------------------
  Total                    $210,771   $  47,479   $  82,680   $418,739 $759,669
-------------------------------------------------------------------------------
  Cumulative total         $210,771   $ 258,250   $ 340,930   $759,669
-------------------------------------------------------------------------------
Rate sensitive
 liabilities:
 Savings and NOW
  accounts/1/              $104,438   $   1,616   $   4,038   $ 55,948 $166,040
 Money market accounts       33,139          --          --         --   33,139
 Time deposits               86,526      58,780      65,830     63,642  274,778
 Short-term and long-term
  debt                       86,312          56       6,248     15,000  107,616
-------------------------------------------------------------------------------
  Total                    $310,415   $  60,452   $  76,116   $134,590 $581,573
-------------------------------------------------------------------------------
  Cumulative total         $310,415   $ 370,867   $ 446,983   $581,573
-------------------------------------------------------------------------------
Cumulative gap             $(99,644)  $(112,617)  $(106,053)  $178,096
-------------------------------------------------------------------------------
Cumulative gap to total
 assets ratio                (12.21)%    (13.80)%    (12.99)%
-------------------------------------------------------------------------------

/1/The decay assumptions on savings and NOW accounts are based on historical analysis and experience.

INVESTMENT SECURITIES

1997

The Company's investment portfolio increased $36 million, or 14%, during 1997 to $302 million at year-end from $266 million at year-end 1996. The proceeds from the sale of the credit card portfolio were reinvested in U.S. Government agency securities, corporate securities and a time deposit of $10 million with the buyer. Proceeds from maturing U.S. Treasuries were used to fund continued loan demand. The Company continued its strategy to shelter current and future income from state taxation by primarily investing in U.S. Treasury and state income tax exempt U.S. Government agency securities and to improve the portfo-lio's overall yield by increasing investment in U.S. Government agency securi-ties.

U.S. Treasury Securities: The Company reduced its holdings of U.S. Treasuries by $20 million to $71 million at year-end from $91 million at year-end 1996. Proceeds from maturing U.S. Treasuries were used to fund loan demand. The av-erage maturity of the U.S. Treasury portfolio was reduced to 1.3 years in 1997 from 1.9 years in 1996.

U.S. Government Agency and Mortgage Backed Securities: The U.S. Government agency securities (including U.S. Government agency mortgage backed securities and agency collateralized mortgage obligations) portfolio rose $48 million in 1997 to $168 million at year-end from $120 million at year-end 1996. The growth was mainly from the reinvestment of $40 million of proceeds from the sale of the credit card portfolio in short to medium term U.S. Government agency and mortgage-backed securities. To minimize the Company's state tax li-ability, the majority of U.S. Government securities purchased were exempt from state income taxes. The average maturity of this sector of the portfolio was increased to 3.8 years in 1997 from 2.8 years in 1996.
First Oak Brook Bancshares, Inc.                                             17

FINANCIAL REVIEW

--------------------------------------------------------------------------------

Municipal Securities: The Company's municipal security holdings declined $5 million to $47 million at year-end from $52 million at year-end 1996. Due to their high yields, low credit risk, and pledgability for public deposits, mu-nicipal securities remain attractive as investments. All municipal securities held are rated "A" or better by one or more of the national rating services or are "non-rated" issues of local communities which, through the bank's own anal-ysis, are deemed to be of satisfactory quality.

Corporate and Other Securities: Holdings of corporate and other securities in-creased $14 million. The growth was mainly from the reinvestment of $12 million of proceeds from the sale of the credit card portfolio in a corporate collater-alized mortgage obligation. The remainder of the portfolio consists primarily of preferred stocks held by the parent company and Federal Home Loan Bank stock.

1996

In 1996, the Company's investment portfolio increased $10 million, or 4%, to $266 million. The increases were primarily in the U.S. Government agency sector of the portfolio. The Company continued its strategy to shelter current and fu-ture income from state taxation by primarily investing in U.S. Treasury and state income tax exempt U.S. Government agency securities and to improve the portfolio's overall yield by increasing investment in U.S. Government agency securities.

The following table sets forth the book values of investment securities held on the dates indicated.

INVESTMENTS BY TYPE (AT BOOK VALUE)                       December 31,
(Dollars in thousands)                          1997     1996     1995
----------------------------------------------------------------------
U.S. Treasury                               $ 70,614 $ 91,141 $105,167
U.S. Government agencies                     113,730   65,278   33,825
Agency mortgage-backed securities             29,770   54,247   61,683
Agency collateralized mortgage obligations    24,154       --    1,013
State and municipal                           47,350   52,484   51,593
Corporates and other                          16,480    2,804    2,911
----------------------------------------------------------------------
 Total investment portfolio                 $302,098 $265,954 $256,192
----------------------------------------------------------------------

At December 31, 1997 there are no investment securities of any one issuer in excess of 10% of shareholders' equity other than securities of the U.S. Govern-ment and its agencies.
The maturity distribution and weighted average yield of investment securities at December 31, 1997 are presented in the following table:

ANALYSIS OF INVESTMENT PORTFOLIO

                                            U.S.           State & Corporate and
                   U.S. Treasury      Government         Municipal         Other
                      Securities     Agencies/1/        Securities    Securities
(Dollars in
thousands)          Amount Yield    Amount Yield   Amount Yield/2/  Amount    Yield
-----------------------------------------------------------------------------------
Maturities:
Within 1 year      $26,502 5.90%  $ 21,718 6.16%  $ 3,152   7.30%  $   237    5.75%
1-5 years           44,112 6.19    100,380 6.51    17,518   7.70        --      --
5-10 years              --   --     45,556 6.88    25,198   7.57       251    7.20
After 10 years          --   --         --   --     1,482   7.80    15,992/3/ 7.13
-----------------------------------------------------------------------------------
                   $70,614 6.08%  $167,654 6.57%  $47,350   7.61%  $16,480    7.12%
-----------------------------------------------------------------------------------
Average months to
maturity                15              45             60              103
-----------------------------------------------------------------------------------

/1/Included in U.S. Government agencies are agency mortgage-backed securities
(MBS) and agency collateralized mortgage obligations (CMOs). Given the amortiz-ing nature of MBS and CMOs, the maturities presented in the table are based on their estimated average lives at December 31, 1997. The estimated average lives may differ from actual principal cash flows. Principal cash flows include pre-payments and scheduled principal amortization.
/2/Yields on state and municipal securities are calculated on a tax-equivalent basis using a tax rate of 34%.
/3/Included in this amount are corporate CMOs with maturities that are esti-mated based on the estimated average lives. Also included are preferred stocks and Federal Home Loan Bank of Chicago stock, which have no maturity date and are not included in the average months to maturity. Yields on the stocks are calculated on a tax-equivalent basis using a tax rate of 34% and the 70% divi-dend received deduction.
18
                                                First Oak Brook Bancshares, Inc.

-------------------------------------------------------------------------------

LOANS

1997

At year-end 1997, loans outstanding, net of unearned discount, increased $27.2 million, or 6%, compared to 1996. Indirect auto loans, commercial, home equity and commercial real estate loans led the 1997 loan growth. Substantially all of the credit card loans were sold during 1997.

Indirect automobile loans increased $47.2 million, or 81%, to $105.8 million in 1997 primarily due to additional marketing efforts and competitive pricing. The Company does not buy subprime auto paper.

Commercial loans increased $13.8 million and commercial mortgage loans in-creased $10 million primarily due to competitive pricing strategies and suc-cessful marketing efforts.

Home equity loans increased $10 million, or 18%, to $65.3 million in 1997 pri-marily due to successful mass marketing efforts.

There are no loan concentrations exceeding 10% of total loans at December 31, 1997, which are not otherwise disclosed below. The Company has no foreign loans; therefore, no loans to Less Developed Countries (LDCs). The Company has no agricultural loans.

1996

At year-end 1996, loans outstanding, net of unearned discount, increased $57.4 million, or 16%, compared to 1995. Consumer loans, residential real estate and commercial real estate loans led the 1996 loan growth. Commercial and credit card loan growth was constrained as a result of vigorous competition.

Indirect automobile loans increased $19 million, or 48%, to $58.6 million in 1996. The Company did not buy subprime auto paper.

Residential real estate loans increased $12.5 million, or 15%, due to in-creased mortgage originations and retaining the majority of these originations for the Company's loan portfolio.

Real estate construction loans increased $7.1 million, or 25%, due to lending to Chicago area home builders. Commercial mortgage loans increased $8 million, or 14%, primarily due to interim financing provided for several multi-family properties.

There were no loan concentrations exceeding 10% of total loans at December 31, 1996, which were not otherwise disclosed below. The Company had no foreign loans; therefore, no loans to Less Developed Countries (LDCs). The Company had no agricultural loans.

LOANS BY TYPE                                                 December 31,
(Dollars in thousands)            1997     1996     1995     1994     1993
--------------------------------------------------------------------------
Commercial loans              $ 54,658 $ 40,895 $ 38,171 $ 33,351 $ 29,035
Real estate loans--
 Construction and land
 acquisition loans              36,525   35,902   28,770   14,789   12,098
 Commercial mortgage loans      73,376   63,394   55,437   56,149   44,977
 Residential mortgage loans     96,766   93,730   81,226   62,557   66,972
 Home equity loans              65,273   55,297   47,357   47,192   47,463
Indirect automobile loans/1/   105,807   58,578   39,636   23,651    7,577
Consumer loans/2/               14,932   14,993   14,784   13,416   14,373
Credit card loans                  631   58,114   58,592   59,984   56,003
--------------------------------------------------------------------------
                              $447,968 $420,903 $363,973 $311,089 $278,498
Less:
 Unearned discount                 636      739    1,245    1,408      321
 Allowance for loan losses       4,329    4,109    3,932    3,859    3,231
--------------------------------------------------------------------------
Loans, net                    $443,003 $416,055 $358,796 $305,822 $274,946
--------------------------------------------------------------------------

/1/Indirect automobile loans represent consumer auto loans made through a net-work of new car dealers.
/2/Included in this amount are student loans, direct automobile loans and check credit loans.
As evidenced by the previous table, loans secured by real estate comprise the greatest percentage of total loans. Most of the Company's residential real es-tate loans are secured by first mortgages and the home equity loans are se-cured primarily by junior liens on one-to-four family residences in the Chi-cago Metropolitan area. The Company generally limits total advances to a loan to value ratio of eighty percent or less. Commercial mortgages are generally secured by properties in the Chicago Metropolitan area.
                                                                             19
First Oak Brook Bancshares, Inc.

FINANCIAL REVIEW

--------------------------------------------------------------------------------

The following table indicates the maturity distribution of selected loans at December 31, 1997:

MATURITY DISTRIBUTION OF SELECTED LOANS

                                                 One   One to     Over
                                             year or     five     five
(Dollars in thousands)                       less/1/    years    years    Total
-------------------------------------------------------------------------------
Commercial loans                             $26,931 $ 17,115 $ 10,612 $ 54,658
Real estate--construction and land acquisi-
 tion loans                                   35,277    1,248       --   36,525
Commercial and residential mortgage loans      5,336   65,569   99,237  170,142
Home equity loans                              5,362   59,911       --   65,273
-------------------------------------------------------------------------------
                                             $72,906 $143,843 $109,849 $326,598
-------------------------------------------------------------------------------

/1/Includes demand loans.

The following table indicates, for the loans in the Maturity Distribution ta-ble, the amounts due after one year which have fixed and variable interest rates at December 31, 1997:


                                                   Fixed Variable
(Dollars in thousands)                              Rate     Rate    Total
--------------------------------------------------------------------------
Commercial loans                                $ 19,824 $  7,903 $ 27,727
Real estate--construction and land acquisition
 loans                                                --    1,248    1,248
Commercial and residential mortgage loans        116,116   48,690  164,806
Home equity loans                                  1,854   58,057   59,911
--------------------------------------------------------------------------
                                                $137,794 $115,898 $253,692
--------------------------------------------------------------------------

Variable rate loans are those on which the interest rate can be adjusted for changes in the Company's index rate (similar to prime rate), The Wall Street Journal's published prime rate, U.S. Treasury securities, LIBOR or the brokers' call money rate. Fixed rate loans are those on which the interest rate cannot be changed during the term of the loan.

DEPOSITS

1997

At year-end 1997, total deposits decreased $20.5 million or 3%. This decrease was primarily due to a $14 million decrease in savings deposits and NOW ac-counts and a $13.9 million decrease in time deposits, offset by a $6.3 million increase in demand deposits. The Company chose to increase its Federal Home Loan Bank borrowings rather than run retail time deposit promotions in 1997. At December 31, 1997, there are no brokered deposits.

Average deposits for 1997 increased $26.1 million, or 4%, as compared to 1996. The increase in average deposits is primarily due to a $14.4 million increase in noninterest-bearing demand deposits, primarily business accounts, and a $21.2 million increase in time deposits, primarily from public funds and 1996 retail promotions, offset by a $13.7 million decrease in savings deposits.

1996

Average deposits for 1996 increased $75.6 million or 14%. The increase in aver-age deposits is primarily related to a $69.2 million increase in time deposits and a $17 million increase in non-interest bearing demand deposits, offset by a $13.3 million decrease in savings deposits and NOW accounts.

AVERAGE DEPOSITS AND RATE BY TYPE

                                            1997           1996           1995
(Dollars in thousands)               AMOUNT RATE    Amount Rate    Amount Rate
-------------------------------------------------------------------------------
Noninterest-bearing demand
 deposits                          $151,257   --% $136,866   --% $119,812   --%
Savings deposits and NOW accounts   172,533 3.57   186,195 3.68   199,523 3.90
Money market accounts                34,071 3.20    29,865 3.01    27,205 3.07
Time deposits                       277,727 5.81   256,520 5.76   187,281 5.87
-------------------------------------------------------------------------------
Total                              $635,588 3.68% $609,446 3.70% $533,821 3.67%
-------------------------------------------------------------------------------

20
                                                First Oak Brook Bancshares, Inc.

-------------------------------------------------------------------------------

As of December 31, 1997, the scheduled maturities of time deposits are as fol-lows:

MATURITY DISTRIBUTION OF TIME DEPOSITS

(Dollars in
thousands)
-----------------------------
1998                 $211,821
1999                   23,750
2000                   20,861
2001 and thereafter    18,346
-----------------------------
Total                $274,778
-----------------------------

BORROWINGS

Short-term borrowings, which include Federal funds purchased, securities sold under agreements to repurchase and treasury, tax and loan demand notes, were $65.1 million at December 31, 1997 up $9.9 million from $55.2 million at the end of 1996. The 1997 increase was primarily due to an increase in Federal funds purchased partially offset by a decline in securities sold under agree-ments to repurchase. In 1996, short-term borrowings decreased from $60.7 mil-lion to $55.2 million due to a decrease in securities sold under agreements to repurchase partially offset by an increase in the treasury, tax and loan notes.

As a member of the Federal Home Loan Bank, the bank may obtain advances se-cured by certain of its residential mortgage loans and other assets. The Com-pany significantly expanded its utilization of the Federal Home Loan Bank ad-vances due to the comparatively favorable terms available. Borrowings in-creased to $42.5 million at December 31, 1997, while there were no such borrowings outstanding at December 31, 1996. Borrowings mature from 1998 to 2002 and bear fixed interest rates ranging from 5.48% to 6.41%. See "Borrowings" note to the financial statements for additional information.

CAPITAL RESOURCES

One of the Company's primary objectives is to maintain strong capital to war-rant the confidence of our customers, shareholders and bank regulatory agen-cies. A strong capital base is needed to take advantage of profitable growth opportunities that arise and to provide assurance to depositors and creditors. Banking is inherently a risk-taking activity requiring a sufficient level of capital to effectively and efficiently manage inherent business risks. The Company's capital objectives are to:

 . maintain sufficient capital to support the risk characteristics of the Com-pany and the Company's subsidiary bank; and

 . maintain capital ratios which meet and exceed the "well-capitalized" regula-tory capital ratio guidelines for the Company and the Company's subsidiary bank, thereby minimizing regulatory intervention and lowering FDIC assessments.

At December 31, 1997, the Company achieved record shareholders' equity of $71.7 million. The Company's and its subsidiary bank's capital ratios not only exceeded minimum regulatory guidelines but also the FDIC criteria for "well-capitalized" banks. See the "Regulatory Capital" note to the financial state-ments for further discussion.

In 1997, cash dividends declared totaled $1,711,000, a 29% increase from 1996. The Board increased the quarterly cash dividends in January and October based on strong earnings and capital. In January, 1998, the Board increased its cash dividend by 20% on both the Class A and common stock. The new quarterly divi-dend payable in April, 1998 on the Class A common and common stock will be $.18 per share and $.15 per share, respectively. When annualized, this new quarterly dividend rate equates to $.72 per share and $.60 per share, on Class A and common stock respectively. In 1996, cash dividends declared totaled $1,324,000, a 35% increase from 1995.

On January 28, 1997, the Company's Board of Directors authorized a stock re-purchase program. The program allows the Company to repurchase up to 4%, or approximately 135,000 shares, of its Class A or common stock through mid-1998. As of February 15, 1998, a total of 119,496 shares of stock had been repur-chased at a cost of $2,815,000.

On January 27, 1998, the Board of Directors authorized another stock repur-chase program. The program allows the Company to repurchase up to an addi-tional 100,000 shares of its Class A common stock over the next 18 months. Re-purchases can be made in the open market or through negotiated transactions from time to time depending on market conditions. The stock, if repurchased, will be held as treasury stock to be used for general corporate purposes.

YEAR 2000 COMPLIANCE

The Company has developed and is implementing its Year 2000 Project Plan. The Company is conducting a review and an assessment of its computer systems and is contacting its software vendors in determining their Year 2000 readiness. The Company believes that future releases of current software and conversion to new software will minimize the Year 2000 problem. However, due to possible interaction with noncompliant third party computer systems, the Company could encounter unanticipated problems. The financial impact of Year 2000 compliance is not anticipated to be material to the Company's financial condition. The Company will continue to expense costs for Year 2000 compliance as they occur consistent with generally accepted accounting principles.
                                                                             21
First Oak Brook Bancshares, Inc.

FINANCIAL REVIEW

--------------------------------------------------------------------------------

NEW ACCOUNTING PRONOUNCEMENTS

In June, 1997, the FASB issued Statement 130, "Reporting Comprehensive Income." Statement 130 established standards for reporting and presentation of compre-hensive income and its components in a full set of general-purpose financial statements. Statement 130 is effective for both interim and annual periods be-ginning after December 15, 1997, and is not expected to have a material impact on the consolidated financial statements.

In June, 1997, the FASB issued Statement 131. "Disclosures about Segments of an Enterprise and Related Information." Statement 131 established standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires those enterprises to re-port selected information about operating segments in interim financial reports issued to shareholders. Statement 131 is effective for financial periods begin-ning after December 15, 1997, and is not expected to have a material impact on the Company.
22
                                                First Oak Brook Bancshares, Inc.

REPORT OF INDEPENDENT AUDITORS

--------------------------------------------------------------------------------
Board of Directors and Shareholders
First Oak Brook Bancshares, Inc.

We have audited the accompanying consolidated balance sheets of First Oak Brook Bancshares, Inc. and subsidiary as of December 31, 1997 and 1996, and the re-lated consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing stan-dards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of mate-rial misstatement. An audit includes examining, on a test basis, evidence sup-porting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement pre-sentation. We believe that our audits provide a reasonable basis for our opin-ion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Oak Brook Bancshares, Inc. and subsidiary at December 31, 1997 and 1996, and the consoli-dated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally ac-cepted accounting principles.

LOGO
Chicago, Illinois
January 20, 1998
                                                                              23
First Oak Brook Bancshares, Inc.

CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------

                                                                  December 31,
(Dollars in thousands)                                      1997          1996
-------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                 $ 32,893      $ 38,816
Federal funds sold                                            --        22,150
Interest-bearing deposits with banks                      10,239           289
Investment securities:
 Securities held-to-maturity, at amortized cost (fair
  value, $145,639 and $132,057 for 1997 and 1996)        142,682       130,408
 Securities available-for-sale, at fair value            159,416       135,546
Loans, net of unearned discount                          447,332       420,164
Less-allowance for loan losses                            (4,329)       (4,109)
-------------------------------------------------------------------------------
 Net loans                                               443,003       416,055
Premises and equipment, net                               18,773        17,470
Other assets                                               9,138         7,921
-------------------------------------------------------------------------------
Total Assets                                            $816,144      $768,655
-------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Noninterest-bearing demand deposits                     $153,806      $147,497
Interest-bearing deposits:
 Savings deposits and NOW accounts                       166,040       180,083
 Money market accounts                                    33,139        32,027
 Time deposits
  Under $100,000                                         113,839       141,291
  $100,000 and over                                      160,939       147,405
-------------------------------------------------------------------------------
Total interest-bearing deposits                          473,957       500,806
-------------------------------------------------------------------------------
Total deposits                                           627,763       648,303
Federal funds purchased and securities sold under
 agreements to repurchase                                 52,608        43,205
Treasury, tax and loan demand notes                       12,508        11,982
Federal Home Loan Bank borrowings                         42,500            --
Other liabilities                                          9,104         5,612
-------------------------------------------------------------------------------
Total Liabilities                                        744,483       709,102
-------------------------------------------------------------------------------
Shareholders' Equity:
 Preferred stock, series B, no par value, authorized--
  100,000 shares, issued--none                                --            --
 Class A common stock, $2 par value, (aggregate
  liquidation preference of $11,790 or $6.31 per share)
  authorized--4,000,000 shares, issued--1,986,407
  shares in 1997 and 1,854,482 shares in 1996,
  outstanding--1,868,407 shares in 1997 and 1,854,482
  shares in 1996                                           3,973         3,709
 Common stock, $2 par value, authorized--3,000,000
  shares, issued--1,648,896 shares in 1997 and
  1,691,138 shares in 1996, outstanding--1,474,873
  shares in 1997 and 1,518,611 shares in 1996              3,298         3,382
 Surplus                                                  11,802        10,472
 Unrealized gains on securities available-for-sale, net
  of taxes                                                 1,644           273
 Retained earnings                                        54,529        42,487
 Less cost of shares in treasury, 174,023 common shares
  and 118,000 Class A common shares in 1997 and 172,527
  common shares in 1996                                   (3,585)         (770)
-------------------------------------------------------------------------------
Total Shareholders' Equity                                71,661        59,553
-------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity              $816,144      $768,655
-------------------------------------------------------------------------------

See notes to consolidated financial statements.
24
                                                First Oak Brook Bancshares, Inc.

CONSOLIDATED STATEMENTS OF INCOME

--------------------------------------------------------------------------------

                                                     Year Ended December 31,
(Dollars in thousands except per share amounts)         1997     1996    1995
-----------------------------------------------------------------------------
Interest income:
 Interest on loans                                   $36,305  $36,163 $32,287
 Interest on securities:
  U.S. Treasury and Government agencies               14,412   12,139  11,529
  Obligations of states and political subdivisions     2,517    2,848   3,098
  Other securities                                       631      366     326
 Interest on Federal funds sold and securities
  purchased under agreements to resell                   460      943   1,024
 Interest on deposits with banks                         362       13       8
-----------------------------------------------------------------------------
Total interest income                                 54,687   52,472  48,272
Interest expense:
 Interest on savings deposits and NOW accounts         6,159    6,852   7,785
 Interest on money market accounts                     1,089      900     835
 Interest on time deposits                            16,125   14,786  10,989
 Interest on Federal funds purchased and securities
  sold under agreements to repurchase                  2,612    2,701   2,805
 Interest on Treasury, tax and loan demand notes         489      357     188
 Interest on Federal Home Loan Bank borrowings           781       42     194
-----------------------------------------------------------------------------
Total interest expense                                27,255   25,638  22,796
-----------------------------------------------------------------------------
Net interest income                                   27,432   26,834  25,476
Provision for loan losses                              1,550    1,510   1,050
-----------------------------------------------------------------------------
Net interest income after provision for loan losses   25,882   25,324  24,426
-----------------------------------------------------------------------------
Other income:
 Service charges on deposit accounts                   2,730    2,381   2,263
 Investment management and trust fees                  1,025      653     592
 Other operating income                                2,544    1,599   1,204
 Investment securities gains (losses)                     (9)      14     127
 Gain on sale of credit card portfolio                 9,251       --      --
-----------------------------------------------------------------------------
Total other income                                    15,541    4,647   4,186
-----------------------------------------------------------------------------
Other expenses:
 Salaries and employee benefits                       12,293   11,766  10,921
 Occupancy expense                                     1,457    1,430   1,315
 Equipment expense                                     1,566    1,737   1,702
 Data processing                                       1,301    1,625   1,473
 Postage, stationery and supplies                        768      752     815
 Advertising and business development                  1,191    1,205   1,394
 Other operating expenses                              2,132    1,920   2,304
-----------------------------------------------------------------------------
Total other expenses                                  20,708   20,435  19,924
-----------------------------------------------------------------------------
Income before provision for income taxes              20,715    9,536   8,688
Provision for income taxes                             6,962    2,429   1,996
-----------------------------------------------------------------------------
Net income                                           $13,753  $ 7,107 $ 6,692
-----------------------------------------------------------------------------
Basic earnings per share                             $  4.18  $  2.11 $  1.99
-----------------------------------------------------------------------------
Diluted earnings per share                           $  4.06  $  2.06 $  1.95
-----------------------------------------------------------------------------

See notes to consolidated financial statements.
                                                                              25
First Oak Brook Bancshares, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

--------------------------------------------------------------------------------

                                   Class A                               Unrealized
                              Common Stock       Common Stock                 Gains
(Dollars in thousands                                                   (Losses) on
except                                                                   Securities                              Total
shares and per share                    Par                Par           Available-  Retained  Treasury  Shareholders'
amounts)                     Shares   Value     Shares   Value  Surplus    For-Sale  Earnings     Stock         Equity
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31,
 1994                     1,835,666  $3,671  1,697,903  $3,396  $10,364     $(4,780)  $30,991   $  (733)       $42,909
Net income                                                                              6,692                    6,692
Conversion of common
 stock into Class A
 common stock                 3,016       6     (3,016)     (6)
Dividends declared,
 $.275 per share common
 and $.330 per share
 Class A common                                                                          (979)                    (979)
Exercise of stock
 options                                           300                4                                              4
Change in unrealized
 gains on securities
 available-for-sale                                                           5,136                              5,136
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31,
 1995                     1,838,682  $3,677  1,695,187  $3,390  $10,368     $   356   $36,704   $  (733)       $53,762
-----------------------------------------------------------------------------------------------------------------------
Net income                                                                              7,107                    7,107
Conversion of common
 stock into Class A
 common stock                15,800      32    (15,800)    (32)
Dividends declared,
 $.345 per share common
 and $.420 per share
 Class A common                                                                        (1,324)                  (1,324)
Exercise of stock
 options                                        11,751      24      104                                            128
Change in unrealized
 gains on securities
 available-for-sale                                                             (83)                               (83)
Purchase of treasury
 stock (1,500 shares of
 common stock)                                                                            (37)      (37)
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31,
 1996                     1,854,482  $3,709  1,691,138  $3,382  $10,472     $   273   $42,487   $  (770)       $59,553
-----------------------------------------------------------------------------------------------------------------------
Net income                                                                             13,753                   13,753
Conversion of common
 stock into Class A
 common stock               134,774     270   (134,774)   (270)
Dividends declared, $.46
 per share common and
 $.56 per share Class A
 common                                                                                (1,711)                  (1,711)
Exercise of stock
 options                     (2,849)     (6)    92,532     186    1,330                                          1,510
Change in unrealized
 gains on securities
 available-for-sale                                                           1,371                              1,371
Purchase of treasury
 stock (1,496 shares of
 common and 118,000
 shares of Class A
 common)                                                                                         (2,815)        (2,815)
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31,
 1997                     1,986,407  $3,973  1,648,896  $3,298  $11,802     $ 1,644   $54,529   $(3,585)       $71,661
-----------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.
26
                                                First Oak Brook Bancshares, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------

                                                    Year Ended December 31,
(Dollars in thousands)                               1997      1996      1995
------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income                                      $ 13,753  $  7,107  $  6,692
 Adjustments to reconcile net income to net cash
  provided by operating activities:
  Gain on credit card portfolio sale               (9,251)       --        --
  Depreciation                                      1,762     1,904     1,915
  Discount accretion                                 (839)     (557)     (388)
  Premium amortization                              1,500     1,843     1,916
  Provision for loan losses                         1,550     1,510     1,050
  Investment securities (gains) losses                  9       (14)     (127)
  Increase in other assets                         (1,260)     (287)     (721)
  Increase in other liabilities                     2,786       603     1,273
  Amortization of intangible assets                    43        70       204
------------------------------------------------------------------------------
Net cash provided by operating activities          10,053    12,179    11,814
Cash flows from investing activities:
 Purchase of interest bearing deposits with
  banks                                           (10,177)       --        --
 Purchase of securities held-to-maturity          (80,742)  (50,330)  (57,458)
 Purchase of securities available-for-sale        (85,931)  (79,094)  (26,447)
 Proceeds from maturities of securities held-to-
  maturity                                         61,863    41,898    70,240
 Proceeds from sales and maturities of
  securities available-for-sale                    70,073    76,366    27,797
 Proceeds from credit card portfolio sale          64,000        --        --
 Increase in loans                                (83,248)  (58,769)  (54,024)
 Additions to premises and equipment               (3,065)   (1,475)     (825)
------------------------------------------------------------------------------
Net cash used in investing activities             (67,227)  (71,404)  (40,717)
Cash flows from financing activities:
 Increase in demand deposits                        6,309    19,261    18,999
 Decrease in savings and NOW accounts             (14,043)  (11,880)  (31,391)
 Increase (decrease) in money market accounts       1,112     5,433        (8)
 Increase (decrease) in time deposits             (13,918)   80,403    53,863
 Increase (decrease) in Federal funds purchased
  and securities sold under agreements to
  repurchase                                        9,403   (11,452)   (7,331)
 Increase (decrease) in treasury, tax and loan
  demand notes                                        526     5,937      (544)
 Proceeds from Federal Home Loan Bank borrowings   42,500        --        --
 Repayment of Federal Home Loan Bank borrowings        --    (3,500)   (2,500)
 Purchase of treasury stock                        (2,815)      (37)       --
 Exercise of stock options                          1,510       128         4
 Cash dividends                                    (1,711)   (1,324)     (979)
------------------------------------------------------------------------------
Net cash provided by financing activities          28,873    82,969    30,113
------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
 equivalents                                      (28,301)   23,744     1,210
Cash and cash equivalents at beginning of year     61,255    37,511    36,301
------------------------------------------------------------------------------
Cash and cash equivalents at end of year         $ 32,954  $ 61,255  $ 37,511
------------------------------------------------------------------------------
Supplemental disclosures:
 Interest paid                                   $ 27,195  $ 24,495  $ 22,121
 Income taxes paid                                  5,795     2,399     1,926
------------------------------------------------------------------------------

See notes to consolidated financial statements.
                                                                              27
First Oak Brook Bancshares, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The Company, through its subsidiary bank, operates in a single segment engag-ing in the general retail and commercial banking business, primarily in the Chicago Metropolitan area. The services offered include demand, savings and time deposits, corporate cash management services, commercial lending products such as commercial loans, mortgages and letters of credit, and personal lend-ing products such as residential mortgages, home equity lines and auto loans. In addition, related products and services are offered including discount bro-kerage, mutual funds and annuity sales and foreign currency sales. The subsid-iary bank has a full service investment management and trust department.

USE OF ESTIMATES: The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the con-solidated financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT SECURITIES: Securities are classified as held-to-maturity, avail-able-for-sale or trading at the time of purchase and reevaluated as of each balance sheet date. Securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturi-ty. Held-to-maturity securities are stated at amortized cost. Available-for-sale securities are stated at fair value, with the unrealized gains and loss-es, net of tax, reported in a separate component of shareholders' equity. The Company does not carry any securities for trading purposes.

The amortized cost of securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. The cost of securities sold is based on the specific identification method.

LOAN FEES AND RELATED COSTS: Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized as an adjustment of the related loan's yield over the contractual life of the loan using the lev-el-yield method.

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is comprised of both general and specific valuation allowances. The Company records specific valua-tion allowances on commercial, commercial mortgage and construction loans when a loan is considered to be impaired. A loan is impaired when, based on an evaluation of current information and events, it is probable that the Company will not be able to collect all amounts due (principal and interest) pursuant to the original contractual terms. The Company measures impairment based upon the present value of expected future cash flows discounted at the loan's orig-inal effective interest rate or the fair value of the collateral if the loan is collateral dependent. Interest income on impaired loans is recognized using either the cash basis method or a cost recovery method depending upon the cir-cumstances. General valuation allowances are maintained at a level believed adequate by management to absorb estimated probable loan losses. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, peer loan loss experience, known and inherent risks in the portfolio, composition of the loan portfolio, current economic condi-tions, and other relevant factors.

Commercial and retail loans are placed on non-accrual status when the collectibility of the contractual principal or interest is deemed doubtful by management or becomes 90 days or more past due and the loan is not well se-cured or in the process of collection.

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

INCOME TAXES: The Company and its subsidiary file consolidated income tax re-turns. The subsidiary provides for income taxes on a separate return basis and remits to the Company amounts determined to be currently payable. Under this method, deferred tax assets and liabilities are determined based on differ-ences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

EARNINGS PER SHARE: In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 128, "Earnings per Share" (Statement 128). Statement 128 replaces the presentation of primary earnings per share (EPS) with basic EPS and fully diluted EPS with diluted EPS.

Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares and common equiva-lent shares for the period. EPS
28
                                               First Oak Brook Bancshares, Inc.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
calculations for prior periods have been restated to reflect the adoption of Statement 128.

STOCK OPTIONS: The Company accounts for stock options in accordance with Ac-counting Principles Board Opinion No. 25, "Accounting for Stock Issued to Em-ployees" (APB 25). Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Company has expanded its disclosure of stock-based compensation plans and disclosed pro forma data for new grants of stock-based instruments.

CASH AND CASH EQUIVALENTS: For purposes of the Consolidated Statements of Cash Flows, cash and cash equivalents include cash and due from banks, Federal funds sold, securities purchased under agreements to resell and interest bearing de-posits with banks with original maturities of 90 days or less.

RESTATEMENT AND RECLASSIFICATION: Certain amounts in the 1996 and 1995 consoli-dated financial statements have been reclassified to conform to their 1997 pre-sentation.

NOTE 2. FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of the fair value of certain financial instruments. Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transac-tion between willing parties other than in a forced or liquidation sale. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

CASH AND CASH EQUIVALENTS: The carrying amounts reported on the balance sheet for cash and short-term instruments approximate those assets' fair values.

INTEREST-BEARING DEPOSITS WITH BANKS: The fair value of interest-bearing depos-its with banks is estimated using a discounted cash flow calculation that util-izes interest rates currently being offered for similar maturities.

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

DEPOSIT LIABILITIES: The fair values for certain deposits (e.g., interest and noninterest-bearing demand deposits, savings deposits and NOW accounts) are, by definition, equal to the amount payable on demand. The fair value estimates do not include the intangible value of the existing customer base. The carrying amounts for variable rate money market accounts approximate their fair values. Fair values for time deposits are estimated using a discounted cash flow calcu-lation that applies interest rates currently being offered on time deposits to a schedule of aggregated expected monthly maturities.

SHORT-TERM DEBT: The carrying amounts of Federal funds purchased, overnight re-purchase agreements and Treasury, tax and loan demand notes approximate their fair values. The fair values of term repurchase agreements are estimated using a discounted cash flow calculation that utilizes interest rates currently being offered for similar maturities.

LONG-TERM DEBT: The fair value of the Federal Home Loan Bank borrowings is es-timated using a discounted cash flow calculation that utilizes interest rates currently being offered for similar maturities.

The assumptions and estimates used in the fair value determination process are subjective in nature and involve uncertainties and significant judgment and, therefore, fair values cannot be determined with precision. Changes in assump-tions could significantly affect these estimated values.
                                                                              29
First Oak Brook Bancshares, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

The estimated fair values of the Company's significant financial instruments as of December 31, 1997 and 1996, are as follows:

                                                   1997              1996
                                      CARRYING     FAIR Carrying     Fair
(in thousands)                          AMOUNT    VALUE   Amount    Value
-------------------------------------------------------------------------
Financial Assets
 Cash and cash equivalents            $ 32,893 $ 32,893 $ 60,966 $ 60,966
 Interest-bearing deposits with banks   10,239   10,411      289      289
 Investment securities                 302,098  305,055  265,954  267,603
 Loans                                 447,332  447,438  420,164  418,209
Financial Liabilities
 Time deposits                         274,778  276,121  288,696  290,392
 Other deposits                        352,985  352,985  359,607  359,607
 Short-term debt                        65,116   65,103   55,187   55,199
 Long-term debt                         42,500   42,348       --       --
Off-balance sheet commitments
 Commercial                                 --       90       --       77
 Home equity                                --      113       --       92
 Check credit and credit card               --       --       --      209
-------------------------------------------------------------------------

NOTE 3. CASH AND DUE FROM BANKS

Cash and due from banks include reserve balances that the Company's subsidiary bank is required to maintain with the Federal Reserve Bank of Chicago. These required reserves are based principally on deposits outstanding. The average reserves required for the year ended December 31, 1997 and 1996 were $4,266,000 and $9,990,000, respectively.
30
                                                First Oak Brook Bancshares, Inc.

-------------------------------------------------------------------------------

NOTE 4. INVESTMENT SECURITIES

The aggregate amortized cost and fair values of securities, and gross unrealized gains and unrealized losses at December 31 follow:

                                                             1997                                     1996
                         AMORTIZED UNREALIZED UNREALIZED     FAIR Amortized Unrealized Unrealized     Fair
(in thousands)                COST      GAINS     LOSSES    VALUE      Cost      Gains     Losses    Value
----------------------------------------------------------------------------------------------------------
Securities available-
 for-sale:
 U.S. Treasury            $ 41,245     $  210       $ 99 $ 41,356  $ 52,699     $   --       $ 12 $ 52,687
 U.S. Government
  agencies                  67,384      1,531          4   68,911    28,484         68         --   28,552
 Agency mortgage-backed
  securities                18,763        110         66   18,807    24,875         --        311   24,564
 Agency collateralized
  mortgage obligations       6,633         57          7    6,683        --         --         --       --
 Obligations of states
  and political
  subdivisions              18,419        914          4   19,329    25,888      1,121         --   27,009
 Other securities            4,330         --         --    4,330     2,728          6         --    2,734
----------------------------------------------------------------------------------------------------------
  Total securities
   available-for-sale     $156,774     $2,822       $180 $159,416  $134,674     $1,195       $323 $135,546
----------------------------------------------------------------------------------------------------------
Securities held-to-
 maturity:
 U.S. Treasury            $ 29,258     $  249       $ -- $ 29,507  $ 38,454     $  460       $ -- $ 38,914
 U.S. Government
  agencies                  44,819      1,381         10   46,190    36,726        193         --   36,919
 Agency mortgage-backed
  securities                10,963        197          1   11,159    29,683        166         --   29,849
 Agency collateralized
  mortgage obligations      17,471         63         15   17,519        --         --         --       --
 Obligations of states
  and political
  subdivisions              28,021        852         93   28,780    25,475        830         --   26,305
 Other securities           12,150        334         --   12,484        70         --         --       70
----------------------------------------------------------------------------------------------------------
  Total securities held-
   to-maturity            $142,682     $3,076       $119 $145,639  $130,408     $1,649       $ -- $132,057
----------------------------------------------------------------------------------------------------------

The amortized cost and fair values of investment securities at December 31, 1997, by contractual maturity, are shown below. Agency mortgage-backed securi-ties and collateralized mortgage obligations are presented in the table based on their estimated average lives, which will differ from contractual maturi-ties due to principal prepayments. Other securities include corporate collat-eralized mortgage obligations, preferred stock and Federal Home Loan Bank of Chicago stock, which have no stated maturity date.

                                                      1997
                                        Amortized     Fair
(in thousands)                               Cost    Value
----------------------------------------------------------
Securities available-for-sale:
Due in one year or less                 $  22,170 $ 22,138
Due after one year through five years      89,509   90,292
Due after five years through ten years     40,214   42,047
Over ten years                                764      822
Other securities                            4,117    4,117
----------------------------------------------------------
                                        $ 156,774 $159,416
----------------------------------------------------------
Securities held-to-maturity:
Due in one year or less                 $  29,471 $ 29,579
Due after one year through five years      71,718   72,596
Due after five years through ten years     28,958   30,604
Over ten years                             12,535   12,860
----------------------------------------------------------
                                        $ 142,682 $145,639
----------------------------------------------------------

                                                                             31
First Oak Brook Bancshares, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

At December 31, 1997, investment securities with a book value of $237,116,000 were pledged as collateral to secure certain deposits and for other purposes as required by law.

Proceeds from sales of investments in debt and equity securities during 1997, 1996 and 1995 were $22,524,000, $8,025,000 and $8,967,000 respectively. Gross gains of $194,000 and gross losses of $203,000 were realized on those sales in 1997. Gross gains of $21,000 and gross losses of $7,000 were realized on those sales in 1996. Gross gains of $138,000 and gross losses of $11,000 were real-ized on those sales in 1995.

NOTE 5. LOANS

Loans outstanding at December 31 follow:

                                                1997               1996
                                   CARRYING      FAIR Carrying      Fair
(in thousands)                       AMOUNT     VALUE   Amount     Value
------------------------------------------------------------------------
Commercial loans                   $ 54,658  $ 54,490 $ 40,895  $ 40,666
Real estate loans--
 Construction and land acquisition   36,525    36,525   35,902    35,502
 Commercial mortgage                 73,376    73,566   63,394    63,013
 Residential mortgage                96,766    97,578   93,730    92,215
 Home equity loans                   65,273    65,227   55,297    55,316
Indirect automobile loans           105,807   104,743   58,578    57,734
Consumer loans                       14,932    14,872   14,993    15,706
Credit card loans                       631       437   58,114    58,057
------------------------------------------------------------------------
 Total loans                        447,968   447,438  420,903   418,209
Less unearned discount                 (636)       --     (739)       --
------------------------------------------------------------------------
 Loans, net of unearned discount   $447,332  $447,438 $420,164  $418,209
------------------------------------------------------------------------

The Company grants real estate, commercial and consumer loans primarily within the Chicago Metropolitan area. Generally, real estate and consumer loans are secured by various items of property such as first and second mortgages, auto-mobiles and cash collateral. The majority of the commercial portfolio is se-cured by business assets.

Loans secured by residential real estate are expected to be paid by the borrow-ers' cash flows or proceeds from the sale or refinancing of the underlying real estate. Almost all of these loans are secured by real estate within the Chicago Metropolitan area. Performance of these loans may be affected by conditions in-fluencing the local economy and real estate market. However, the Company's loan policy addresses this issue, as funds loaned for portfolio loans generally may not exceed eighty percent of the appraised value of the real estate.

In the normal course of business, there are various outstanding commitments and contingent liabilities, including commitments to extend credit, that are not reflected in the financial statements. The Company's exposure to credit loss in the event of nonperformance by the other party to the commitments and lines of credit is limited to their contractual amount. Many commitments to extend credit expire without being used. Therefore, the amounts stated below do not necessarily represent future cash commitments. These commitments (including letters of credit) and credit lines are subject to the same credit policies followed for loans recorded in the financial statements.
32                                              First Oak Brook Bancshares, Inc.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

A summary of these commitments to extend credit at December 31 follows:

(in thousands)                   1997    1996
---------------------------------------------
Commercial                    $46,831 $41,279
Commercial mortgage            37,834  48,518
Home equity                    80,338  66,772
Check credit and credit card      969 305,061

An analysis of the allowance for loan losses follows:

(in thousands)                   1997     1996     1995
--------------------------------------------------------
Balance at beginning of year  $ 4,109  $ 3,932  $ 3,859
Provision for loan losses       1,550    1,510    1,050
Recoveries                        175      178      135
Charge-offs                    (1,505)  (1,511)  (1,112)
--------------------------------------------------------
Balance at end of year        $ 4,329  $ 4,109  $ 3,932
--------------------------------------------------------

The Company had no impaired loans, as defined, at year-end 1997. At December 31, 1996, the recorded investment in loans considered impaired was $1,730,000. The allowance for loan losses related to impaired loans was $400,000 at year-end 1996. The Company did not recognize any interest income associated with impaired loans during 1997 or 1996. If interest had been accrued at their original terms, such income would have approximated $52,000 in 1997 and $101,000 in 1996. The Company had no impaired loans in 1995.

The Company's bank subsidiary has granted loans to its officers and directors, as well as to the officers and directors of the Company and to their associ-ates. Related-party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties and do not involve more than normal risk of collectibility. The aggregate amount of these loans was $8,145,000 and $6,571,000 at December 31, 1997 and 1996, respectively. During 1997, new loans totaled $2,777,000 and repayments totaled $1,203,000.

Certain principal shareholders of the Company are also principal shareholders of Amalgamated Investments Company, parent of Amalgamated Bank of Chicago. The Company's subsidiary bank periodically enters into loan participations with Amalgamated Bank of Chicago. At December 31, 1997 and 1996, the Company had outstanding loan participations sold of $4,231,000 and $1,049,000 respectively with Amalgamated Bank of Chicago.

NOTE 6. PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31 follows:

(in thousands)                                                 1997      1996
------------------------------------------------------------------------------
Land                                                       $  3,272  $  2,652
Buildings and improvements                                   15,270    15,247
Construction in progress                                      1,347        --
Leasehold improvements                                          997       985
Data processing equipment, office equipment and furniture    10,739    10,114
------------------------------------------------------------------------------
                                                             31,625    28,998
Less accumulated depreciation and amortization              (12,852)  (11,528)
------------------------------------------------------------------------------
Premises and equipment, net                                $ 18,773  $ 17,470
------------------------------------------------------------------------------

The Company has entered into a number of noncancellable operating lease agree-ments for certain of its subsidiary bank's office premises. The minimum annual net rental commitments under these leases at December 31, 1997, are as fol-lows:

(in thousands)
-------------------------
1998                 $190
1999                  126
2000                  100
2001                   44
2002                   33
2003 and thereafter     8
-------------------------
                     $501
-------------------------

Total rental expense for 1997, 1996 and 1995 was approximately $194,000, $193,000 and $188,000 respectively, which included payment of certain occu-pancy expenses as defined in the lease agreements.

The Company's aggregate future minimum net rentals to be received under noncancellable leases from third-party tenants are as follows:

(in
thousands)
------------------
1998        $  338
1999           326
2000           335
2001           310
2002            --
------------------
            $1,309
------------------

The Company also receives reimbursement from its tenants for certain occupancy expenses including taxes, insurance and operational expenses, as defined in the lease agreements.
First Oak Brook Bancshares, Inc.                                             33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 7. BORROWINGS

Federal funds purchased, which totalled $19 million at December 31, 1997, gen-erally represent one day borrowings obtained from a correspondent bank. Securi-ties sold under repurchase agreements (repos), which totalled $33.6 million at December 31, 1997, represent borrowings which have maturities within one year and are secured by U.S. Treasury and agency securities. Other borrowed funds consist of treasury, tax and loan notes and Federal Home Loan Bank borrowings.

A summary of short term borrowings follows:

(Dollars in thousands)                               1997     1996     1995
----------------------------------------------------------------------------
Short-term Federal Home Loan Bank borrowings:
 At December 31                                   $27,500  $    --  $ 3,500
 Average during year                                5,027      870    4,103
 Maximum month-end balance                         27,500    3,500    6,000
 Average rate at year-end                            5.74%      --     4.73%
 Average rate during the year                        5.78%    4.83%    4.73%
----------------------------------------------------------------------------
Federal funds purchased, repos and treasury, tax
 and demand notes:
 At December 31                                   $65,116  $55,187  $60,702
 Average during year                               59,881   60,753   56,245
 Maximum month-end balance                         76,158   73,804   69,490
 Average rate at year-end                            5.79%    5.44%    5.05%
 Average rate during the year                        5.18%    5.03%    5.32%
----------------------------------------------------------------------------

A summary of the Federal Home Loan Bank borrowings at December 31, 1997 follows (dollars in thousands):

Amount                        Interest Rate                                            Maturity
---------------------------------------------------------------------------------------------------
$25,000                           5.73%                                               02/19/1998
  2,500                           5.85                                                02/20/1998
  5,000                           5.48                                                02/22/2000/1/
  5,000                           5.71                                                06/18/2002/2/
  5,000                           6.41                                                09/25/2002
---------------------------------------------------------------------------------------------------
$42,500
---------------------------------------------------------------------------------------------------

/1/callable after 2/21/98
/2/callable after 6/18/98

The Company has adopted a collateral pledge agreement whereby the Company has agreed to keep on hand, at all times, free of all other pledges, liens, and en-cumbrances, first mortgage loans with unpaid principal balances aggregating no less than 167% of the outstanding borrowings from the Federal Home Loan Bank of Chicago (FHLB). All stock in the FHLB of Chicago is pledged as additional col-lateral for these borrowings.

NOTE 8. INCOME TAXES

The components of the provision for income taxes for the three years in the pe-riod ended December 31 follow:

(in thousands)                      1997   1996    1995
--------------------------------------------------------
Current provision                 $6,729 $2,715  $2,375
Deferred provision (benefit)         233   (286)   (379)
--------------------------------------------------------
Total provision for income taxes  $6,962 $2,429  $1,996
--------------------------------------------------------

The tax expense (benefit) related to investment securities gains (losses) for 1997, 1996 and 1995 totaled ($3,000), $5,000 and $43,000 respectively.

The net deferred tax asset (liability) at December 31 consists of the follow-ing:

(in thousands)                                       1997   1996
----------------------------------------------------------------
Gross deferred tax liabilities:
 Unrealized gains on securities available-for-sale $  847  $ 141
 Accretion of discount on securities                  539    401
 Depreciation                                         653    421
 Amortization of intangible assets                      8     15
 Other, net                                           158     61
----------------------------------------------------------------
  Total deferred tax liabilities                    2,205  1,039
Gross deferred tax assets:
 Book over tax loan loss reserve                    1,783  1,592
 Deferred expenses                                    156    120
----------------------------------------------------------------
  Total deferred tax assets                         1,939  1,712
----------------------------------------------------------------
  Net deferred tax asset(liability)                $ (266) $ 673
----------------------------------------------------------------

34
                                                First Oak Brook Bancshares, Inc.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The effect of significant temporary differences on the deferred tax provision (benefit) for the three years in the period ended December 31 follow:

(in thousands)                       1997   1996   1995
--------------------------------------------------------
Deferred expenses                    $(36) $  23  $ (43)
Accretion of discount on securities   138    172     29
Depreciation                          232    (29)    35
Book over tax loan loss reserve      (191)  (323)  (232)
Amortization of intangible assets      (7)   (24)  (115)
Other, net                             97   (105)   (53)
--------------------------------------------------------
 Deferred provision (benefit)        $233  $(286) $(379)
--------------------------------------------------------

The effective tax rates for 1997, 1996 and 1995 were 34%, 25% and 23% respec-tively. Income tax expense was less than the amounts computed by applying the Federal statutory rate of 35% in 1997 and 34% (for companies with taxable in-come less than $10 million) in 1996 and 1995 because of the following:

(in thousands)                                            1997    1996    1995
-------------------------------------------------------------------------------
Tax expense at statutory rate                           $7,250  $3,243  $2,954
Increase (decrease) in taxes resulting from:
 Income from obligations of states and political
  subdivisions and certain loans not subject to Federal
  income taxes                                            (870)   (873) (1,007)
 State income taxes                                        430      --      --
 Other, net                                                152      59      49
-------------------------------------------------------------------------------
Total provision for income taxes                        $6,962  $2,429  $1,996
-------------------------------------------------------------------------------

NOTE 9. SHAREHOLDERS' EQUITY

Each share of Class A common stock is entitled to one-twentieth of one vote and a cash dividend of at least 120% of the dividend declared on the common stock. Holders of the Class A common stock, upon liquidation of the Company, are enti-tled to receive an aggregate amount per share equal to the $6.31 offering price of the Class A common stock before any amount is paid to holders of the common stock. The common stock is convertible into Class A common stock on a one-for-one basis at any time.

At December 31, 1997, the Company has reserved for issuance 235,263 shares of common stock for the Stock Option Plan and 1,884,159 shares of Class A common stock for conversions of common stock into Class A common stock.

Payment of dividends by the Company's subsidiary bank is subject to both Fed-eral and state banking laws and regulations that limit the amount of dividends that can be paid by the bank without prior regulatory approval. At December 31, 1997, $18,853,000 of undistributed earnings was available for the payment of dividends by the subsidiary bank without prior regulatory approval.

NOTE 10. REGULATORY CAPITAL

The Company and its bank subsidiary are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet min-imum capital requirements can initiate certain mandatory, and possibly addi-tional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital ad-equacy guidelines and the regulatory framework for prompt corrective action, the Company and its bank subsidiary must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Regulations require the Company and its bank subsidiary to maintain minimum amounts of total and Tier 1 capital, minimum ratios of total and Tier 1 capital to risk-weighted assets, and a minimum ratio of Tier 1 capital to average as-sets to ensure capital adequacy. Management believes, as of December 31, 1997, that the Company and its bank subsidiary meet all capital adequacy requirements to which they are subject.

The Company and its bank subsidiary's actual capital amounts and ratios are presented in the following table. As of December 31, 1997, the most recent reg-ulatory notification categorized the bank subsidiary as well capitalized. There are no conditions or events since that notification that management believes have changed the institution's category.
                                                                              35
First Oak Brook Bancshares, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                      Capital Required To Be
                                                 ----------------------------
                                                    Adequately           Well
                                         Actual    Capitalized    Capitalized
                                         -------------------------------------
(in thousands)                     Amount Ratio   Amount Ratio   Amount Ratio
------------------------------------------------------------------------------
As of December 31, 1997:
Total Capital (to Risk Weighted
 Assets)
 Consolidated                     $74,317 14.55% $40,867     8% $51,084    10%
 Oak Brook Bank                    67,602 13.25   40,823     8   51,029    10
Tier 1 Capital (to Risk Weighted
 Assets)
 Consolidated                     $69,988 13.70% $20,433     4% $30,650     6%
 Oak Brook Bank                    63,273 12.40   20,412     4   30,618     6
Tier 1 Capital (to Average
 Assets)
 Consolidated                     $69,988  8.57% $32,650     4% $40,812     5%
 Oak Brook Bank                    63,273  7.76   32,625     4   40,781     5
As of December 31, 1996:
Total Capital (to Risk Weighted
 Assets)
 Consolidated                     $63,330 13.54% $37,429     8% $46,786    10%
 Oak Brook Bank                    55,579 11.90   37,354     8   46,692    10
Tier 1 Capital (to Risk Weighted
 Assets)
 Consolidated                     $59,221 12.66% $18,714     4% $28,072     6%
 Oak Brook Bank                    51,470 11.02   18,677     4   28,015     6
Tier 1 Capital (to Average
 Assets)
 Consolidated                     $59,221  7.69% $30,801     4% $38,501     5%
 Oak Brook Bank                    51,470  6.70   30,726     4   38,407     5
------------------------------------------------------------------------------

--------------------------------------------------------------------------------

NOTE 11. EARNINGS PER SHARE

The following table sets forth the computation for basic and diluted earnings per share for the years ended December 31, 1997, 1996, and 1995:

                                                  1997       1996       1995
----------------------------------------------------------------------------
Net income                                  $   13,753 $    7,107 $    6,692
----------------------------------------------------------------------------
Denominator for basic earnings per share-
 weighted average shares                     3,291,678  3,364,851  3,362,631
Effect of diluted securities:
 Stock options issued to employees and
  directors                                     97,435     78,268     69,533
----------------------------------------------------------------------------
Denominator for diluted earnings per share   3,389,113  3,443,119  3,432,164
----------------------------------------------------------------------------
Earnings per share:
Basic                                       $     4.18 $     2.11 $     1.99
Diluted                                     $     4.06 $     2.06 $     1.95
----------------------------------------------------------------------------

NOTE 12. CONTINGENT LIABILITIES

The Company and its subsidiary bank are not subject to any material pending or threatened legal actions as of December 31, 1997.

NOTE 13. STOCK-BASED COMPENSATION

The Company has a nonqualified stock option plan for officers and directors. Options may be granted at a price not less than the market value on the date of grant, and are subject to a 3-year vesting for outside directors or a 5-year vesting schedule for all others and are exercisable, in part, beginning at least one year fol-lowing the date of grant and no later than ten years from date of grant.
36
                                                First Oak Brook Bancshares, Inc.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Pro forma information regarding net income and earnings per share is required by Statement No. 123 "Accounting for Stock-Based Compensation" and has been determined as if the Company had accounted for its employee stock options un-der the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997, 1996 and 1995, re-spectively: risk-free interest rates of 5.5%, 6.4% and 5.5%; dividend yields of 3.3%, 3.1% and 2.4%; volatility factor of the expected market price of the Company's common stock of .18; and a weighted-average expected life of the op-tion of 5 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including expected stock price volatility. Be-cause the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in manage-ment's opinion, the existing models do not necessarily provide a reliable sin-gle measure of the fair value of its employee stock options.

For the purposes of pro forma disclosures, the estimated fair value of the op-tions is amortized to expense over the options' vesting period. The Company's pro forma information follows (dollars in thousands, except for earnings per share):

                                                          1997   1996   1995
----------------------------------------------------------------------------
Net income as reported                                 $13,753 $7,107 $6,692
Pro forma net income                                   $13,692 $7,071 $6,690
Earnings per share as reported:
 Basic                                                 $  4.18 $ 2.11 $ 1.99
 Diluted                                               $  4.06 $ 2.06 $ 1.95
Pro forma earnings per share:
 Basic                                                 $  4.16 $ 2.10 $ 1.99
 Diluted                                               $  4.04 $ 2.05 $ 1.95
Weighted-average fair value of options granted during
 the year                                              $  4.73 $ 4.45 $ 4.18
----------------------------------------------------------------------------

A summary of the Company's stock option activity, and related information for the year ended December 31 follows:

                                     1997               1996               1995
                                 WEIGHTED-          Weighted-          Weighted-
                                   AVERAGE            Average            Average
                                  EXERCISE           Exercise           Exercise
                        OPTIONS      PRICE Options      Price Options      Price
--------------------------------------------------------------------------------
Outstanding at the
 beginning of the year  309,619     $14.04 271,869     $12.06 209,369     $ 9.51
Granted                   1,500      27.75  52,501      22.79  64,500      20.44
Exercised               (92,532)      7.09 (11,751)      5.51    (300)     14.93
Forfeited               (10,200)     19.79  (3,000)     20.50  (1,700)     15.39
--------------------------------------------------------------------------------
Outstanding at the end
 of the year            208,387     $16.95 309,619     $14.04 271,869     $12.06
--------------------------------------------------------------------------------
Exercisable at the end
 of the year            113,347     $13.92 169,044     $ 9.26 150,969     $ 7.32
--------------------------------------------------------------------------------

Exercise prices for options outstand-
ing as of December 31, 1997 ranged
from $5.24 to $27.75 per share. The
weighted-average remaining contrac-
tual life of those options is 7.1
years.

NOTE 14. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) savings plan that allows eligible employees to defer a percentage of their salary, not to exceed 10%, which will be matched by the Company based on a formula tied to Company profits. The maximum Company lia-bility is 4% of aggregate eligible salaries. For 1997, 1996 and 1995, the Company's contributions to the plan were $255,000, $246,000, and $205,000, re-spectively.

The Company also has a profit sharing plan, under which the Company, at its discretion, could contribute up to the maximum amount deductible for the year. The Company contributed $139,000 in 1997, $128,000 in 1996 and $130,000 in
1995.

The Company also entered into supplemental pension agreements with certain ex-ecutive officers. Under these agreements, the Company is obligated to provide at a prescribed retirement date, a supplemental pension based upon a percent-age of executive officer's final base salary. For 1997, 1996, and 1995, the Company's accrued expense for the plan was $154,000, $146,000, and $133,000, respectively.
First Oak Brook Bancshares, Inc.                                             37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 15. PARENT COMPANY ONLY FINANCIAL INFORMATION

The following are the condensed balance sheets, statements of income and cash flows for First Oak Brook Bancshares, Inc.:

BALANCE SHEETS (PARENT COMPANY ONLY)

                                                         December 31,
(in thousands)                                           1997    1996
---------------------------------------------------------------------
Assets
 Cash and cash equivalents on deposit with subsidiary $ 7,363 $ 6,884
 Investment in subsidiary                              64,965  51,825
 Securities available-for-sale                            501   1,746
 Due from subsidiary                                      487      96
 Equipment, net                                            44     141
 Other assets                                              61      22
---------------------------------------------------------------------
  Total assets                                        $73,421 $60,714
---------------------------------------------------------------------
Liabilities and Shareholders' equity
 Other liabilities                                    $ 1,760 $ 1,161
---------------------------------------------------------------------
  Total liabilities                                     1,760   1,161
 Shareholders' equity                                  71,661  59,553
---------------------------------------------------------------------
  Total Liabilities and Shareholders' equity          $73,421 $60,714
---------------------------------------------------------------------

STATEMENTS OF INCOME (PARENT COMPANY ONLY)

                                                          Year Ended December
                                                                          31,
(in thousands)                                             1997   1996   1995
-----------------------------------------------------------------------------
Income:
 Dividends from subsidiary                              $ 5,094 $2,108 $3,967
 Other income                                             1,067  2,140  1,887
-----------------------------------------------------------------------------
  Total income                                            6,161  4,248  5,854
-----------------------------------------------------------------------------
Expenses:
 Other expenses                                           2,978  2,740  2,629
-----------------------------------------------------------------------------
  Total expenses                                          2,978  2,740  2,629
-----------------------------------------------------------------------------
Income before income taxes and equity in undistributed
 net income of subsidiary                                 3,183  1,508  3,225
 Income tax benefit                                         753    186    190
-----------------------------------------------------------------------------
Income before equity in undistributed net income of
 subsidiary                                               3,936  1,694  3,415
 Equity in undistributed net income of subsidiary         9,817  5,413  3,277
-----------------------------------------------------------------------------
Net income                                              $13,753 $7,107 $6,692
-----------------------------------------------------------------------------

38
                                                First Oak Brook Bancshares, Inc.

--------------------------------------------------------------------------------

STATEMENTS OF CASH FLOWS (PARENT COMPANY ONLY)

                                                     Year Ended December 31,
(in thousands)                                          1997     1996     1995
-------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income                                          $13,753  $ 7,107  $ 6,692
 Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation                                            27       43       39
  Investment securities losses                            --        7        6
  Decrease (increase) in other assets                    (39)      22       37
  Increase in other liabilities                          599      371      117
  Decrease (increase) in due from subsidiary            (391)     714     (260)
  Equity in undistributed net income of subsidiary    (9,817)  (5,413)  (3,277)
  Amortization of intangible assets                       43       70      204
  Other                                                   75      (48)      28
-------------------------------------------------------------------------------
Net cash provided by operating activities              4,250    2,873    3,586
Cash flows from investing activities:
 Sales (purchases) of securities                       1,245      (32)   2,625
 Additions to equipment                                   --      (38)     (28)
-------------------------------------------------------------------------------
Net cash provided by (used in) investing activities    1,245      (70)   2,597
Cash flows from financing activities:
 Exercise of stock options                             1,510      128        4
 Purchase of treasury stock                           (2,815)     (37)      --
 Cash dividends                                       (1,711)  (1,324)    (979)
 Capital contribution to subsidiary                   (2,000)      --       --
-------------------------------------------------------------------------------
Net cash used in financing activities                 (5,016)  (1,233)    (975)
-------------------------------------------------------------------------------
Net increase in cash and cash equivalents                479    1,570    5,208
Cash and cash equivalents at beginning of year         6,884    5,314      106
-------------------------------------------------------------------------------
Cash and cash equivalents at end of year             $ 7,363  $ 6,884  $ 5,314
-------------------------------------------------------------------------------

                                                                              39
First Oak Brook Bancshares, Inc.

CORPORATE AND SHAREHOLDER INFORMATION

--------------------------------------------------------------------------------
DIRECTORS AND OFFICERS
Executive Officer Directors
Eugene P. Heytow, Chairman of the Board and Chief Executive Officer
Richard M. Rieser, Jr., President
Frank M. Paris, Vice Chairman
Non-Officer Directors
Miriam Lutwak Fitzgerald, M.D.
Geoffrey R. Stone, Provost of the University of Chicago
Robert M. Wrobel, President, Amalgamated Bank of Chicago
--------------------------------------------------------------------------------
Senior Corporate Officers
Rosemarie Bouman, Vice President and Chief Financial Officer
Mary C. Carnevale, Vice President and Chief Human Resources Officer
George C. Clam, Vice President and Chief Banking Officer
William E. Navolio, Vice President, General Counsel, and Secretary
CORPORATE OFFICE
The Corporate Office is located at 1400 Sixteenth Street, Oak Brook, Illinois, 60523. The telephone number is (630) 571-1050. You can E-mail us at
obb@obb.com.
ANNUAL MEETING
The Annual Meeting of Shareholders will be held at 10 a.m. on Tuesday, May 5, 1998, in the Conference Center at 1400 Sixteenth Street, Oak Brook, Illinois 60523.
--------------------------------------------------------------------------------

                                        Per Share
                              ----------------------------------------
                    Diluted Dividends Paid                  Class A/1/
                        Net --------------   Book --------------------
Quarter Ended        Income Class A Common  Value Low Price High Price
----------------------------------------------------------------------
DECEMBER 31, 1997     $ .64   $.150  $.125 $20.75    $34.00     $50.38
SEPTEMBER 30, 1997      .66    .130   .105  20.28     30.25      35.25
JUNE 30, 1997          2.12    .130   .105  19.38     24.25      32.75
MARCH 31, 1997          .65    .130   .105  17.32     22.75      26.00
December 31, 1996       .61    .110   .090  17.26     21.13      23.75
September 30, 1996      .50    .090   .075  16.52     21.25      25.50
June 30, 1996           .50    .090   .075  15.94     22.50      24.75
March 31, 1996          .44    .090   .075  15.69     20.50      24.25
----------------------------------------------------------------------

STOCK DATA
/1/ The prices shown represent the high and low closing sales price for the quarter.

CLASS A COMMON STOCK
The Company's Class A Common Stock is listed on The Nasdaq Stock MarketSM. As of January 31, 1998, there were approximately 184 holders of record of Class A Common Stock; however, the Company believes the number of round lot beneficial owners is greater than 400. Current market makers in the Class A Common Stock are The Chicago Corporation; Everen Securities, Inc.; Howe Barnes Investments, Inc.; Herzog, Heine, Geduld, Inc.; Island Systems and Ryan Beck & Co., Inc.
--------------------------------------------------------------------------------
NASDAQ SYMBOL FOR CLASS A COMMON STOCK
FOBBA

--------------------------------------------------------------------------------
TRANSFER AGENT AND REGISTRAR
The Transfer agent and registrar is Oak Brook Bank, 1400 Sixteenth Street, Oak Brook, Illinois 60523.
COMMON STOCK
The Company's Common Stock is traded in the over-the-counter market through market makers, primarily The Chicago Corporation. As of January 31, 1998, there were approximately 188 holders of record of Common Stock.

Since the offering of the Class A Common Stock there has been limited trading of the Common Stock; therefore, prices of the Common Stock are not shown. The Common Stock is, however, convertible on a one-for-one basis into the Class A Common Stock. As of January 31, 1998, a total of 1,028,059 shares of Common Stock have been converted into Class A Common Stock.
--------------------------------------------------------------------------------
FORM 10-K
Any individual requesting a copy of the Company's 1997 Form 10-K Annual Report filed with the Securities and Exchange Commission may obtain it without charge by writing to Rosemarie Bouman, Vice President and Chief Financial Officer, at the Corporate Office. The 1997 Form 10-K may also be obtained from the SEC's EDGAR database which is directly linked to the Company's Web site at http://www.obb.com.
40
                                                First Oak Brook Bancshares, Inc.