Form 10-K405, Exhibit 13
period 1998-12-31
FIRST OAK BROOK BANCSHARES INC
filed 1999-03-31
CIK 717837

First Oak Brook Bancshares, Inc. Corporate Profile

--------------------------------------------------------------------------------
Our Business
First Oak Brook Bancshares, Inc. is the 11th largest, independent, publicly-held bank holding company headquartered in Illinois. Organized in 1983 and publicly-traded since 1985, its primary business is the ownership and control of Oak Brook Bank, an Illinois-chartered commercial bank. The Company employs 293 full-time equivalent employees.

Oak Brook Bank offers full-service banking, investment management and trust, and related financial services through a network of 11 offices in suburban Chi-cagoland.

Our Markets
The Company is headquartered and its largest banking office is located in Oak Brook, Illinois, twenty miles west of downtown Chicago. Ten of its offices are located in the western suburbs of Chicago, nine of which are in DuPage County. DuPage, the second largest county in Illinois, has a population of approxi-mately 870,000 and enjoys the second highest median family income in the state. Its other office is located on Chicago's affluent North Shore. The Company mar-kets its products and services through regional advertising.
-------------------------------------------------------------------------------
Table of Contents

 1  Financial Highlights                 32 Consolidated Financial Statements__
 2  Message to Shareholders________      36 Notes to Consolidated Financial
14  Management Discussion and Analysis_     Statements______________________
31  Report of Independent Auditors_____  49 Corporate and Shareholder Informa-
                                           tion____________________________

-------------------------------------------------------------------------------



This annual report to shareholders contains certain forward looking statements consisting of estimates with respect to the financial condition, results of op-erations and business of the Company that are subject to various factors which could cause actual results to differ from these estimates. These factors in-clude, but are not limited to, changes in: general economic conditions, inter-est rates, legislative or regulatory changes, stock market performance, year 2000 issues, loan demand and depositor preferences. These risks and uncertainties should be considered in evaluating forward-looking statements.

                                                First Oak Brook Bancshares, Inc.

Financial Highlights

--------------------------------------------------------------------------------

                              At and for the year ended
(Dollars in thousands                      December 31,
except per share amounts)        1998      1997      1996
----------------------------------------------------------
Net Income
 Net income                $    9,441  $ 13,753  $  7,107
 Net income before
  special items/1/         $    9,441  $  8,670  $  7,107
Performance Ratios
 Return on average assets        1.02%     1.76%      .97%
 Return on average equity       12.74%    21.72%    12.77%
Per Share
 Basic earnings per share  $     1.42  $   2.09  $   1.06
 Diluted earnings per
  share                          1.39      2.03      1.03
 Book value at year-end         11.46     10.38      8.62
 Market price at year-end       18.50     24.00     11.63
 Cash dividends paid
  Class A common                 .345      .270      .190
  Common                         .288      .222      .158
Balance Sheet Highlights
 Total assets              $1,009,275  $816,144  $768,655
 Loans, net of unearned
  discount                    631,987   447,332   420,164
 Demand deposits              187,209   153,806   147,497
 Total deposits               777,802   627,763   648,303
 Shareholders' equity          77,061    71,661    59,553

--------------------------------------------------------------------------------
/1/Represents net income before the net gain on the credit card portfolio sale on June 30, 1997


Stock Performance and Dividend Information

--------------------------------------------------------------------------------

                                        Per Share
                       -----------------------------------------------
                    Diluted Dividends Paid                  Class A/1/
                        Net --------------   Book --------------------
                     Income Class A Common  Value Low Price High Price
----------------------------------------------------------------------
Quarter Ended
 December 31, 1998    $ .40   $.090  $.075 $11.46    $17.75     $20.25
 September 30, 1998     .37    .090   .075  11.26     19.75      22.56
 June 30, 1998          .32    .090   .075  10.78     22.44      25.50
 March 31, 1998         .30    .075   .063  10.69     20.75      25.44

 December 31, 1997      .32    .075   .063  10.38     17.69      25.19
 September 30, 1997     .33    .065   .053  10.14     15.38      17.38
 June 30, 1997         1.06    .065   .053   9.69     12.38      16.38
 March 31, 1997         .32    .065   .053   8.66     11.38      12.94
----------------------------------------------------------------------

/1/The prices shown represent the high and low closing sales price for the quarter.

                                                                               1
First Oak Brook Bancshares, Inc.

To Our Shareholders

-------------------------------------------------------------------------------
  It's hard to believe we passed the $1 billion asset mark. This accomplish-ment is astounding to those of us who remember the day twenty five years ago when we acquired the $11 million asset Heritage Bank of Addison. That was the launching pad for First Oak Brook Bancshares, Inc., which has become one of the largest independent, publicly-traded bank holding companies headquartered in Illinois.

                               Our Humble Start

  Since many of our customers and investors know little about our history, perhaps we should explain how we started. In 1974, Gene Heytow, Rick Rieser, Marcel Lutwak and a group of Chicago area investors, who together already con-trolled Amalgamated Bank in downtown Chicago and the Metropolitan Bank on Chicago's southwest side, bought 51% of the Heritage Bank of Addison.

  When we acquired it, Heritage was saddled with a number of loans to borrow-ers who were hard pressed to stay current when interest rates spiked to 12%. Rick Rieser, then our President and a banking lawyer by training, headed our work-out efforts. Before long, unsecured loans got secured, undersecured loans became well-secured, and payment programs were structured. Through active in-tervention, write-offs were minimized.

                                    Evicted

  Rick's aggressive collection efforts were not uniformally productive. For example, one borrower who had ceased making payments on a commercial loan also happened to be the Bank's landlord. Rick offset the rent due against the loan payments, ignoring a basic principle of real estate law that there can be no setoffs against rent. Shortly, the Bank received a 5 day eviction notice, leaving Heritage no place to operate.

  Rick will never forget the Friday night phone call he had to make to his partners to break the news. Instead of a justly deserved rebuke, Rick got to-tal support and an introduction to one of the best litigators in Chicago, Don Reuben of Kirkland & Ellis. In a few weeks, we had a deal to buy the bank building from the debtor and for him to retire his loan from the proceeds. While the purchase price looked a little rich at the time, within a few years, given the inflation of the late 1970's, the sow's ear turned into a silk purse.

                          The Original Oak Brook Bank

  Just two years later in 1976, our group's reputation as clean-up experts earned us an invitation to meet with the key shareholders of the $53 million asset Oak Brook Bank. This was the largest and oldest of three banks serving that rapidly growing, upscale western suburban community. Oak Brook was then the 13th largest corporate headquarters city in America, ranking ahead of Philadelphia. Over 150 of the Fortune 1000 maintained an account with us.

  But Oak Brook Bank had become a victim of its own success. The faster depos-its flowed in, the more pressure the bank felt to put out loans. Unfortunate-ly, its commercial lending practices had failed to keep up with its corporate cash management prowess. One pundit said you could get money more easily from Oak Brook Bank with a pen than with a gun. The Heytow group recapitalized the bank and

                   1974                         1976                        1977                         1983
          Founding family bought          Oak Brook Bank was           First National Bank            First Oak
          Heritage Bank of Addison.       acquired.($53 million        of Oak Brook was acquired    Bancshares was formed
             ($11 million in assets)      in assets)                   ($27 million in assets)       with 3 subsidiary banks
                                                                                                    and $177 million in assets.

2
                                               First Oak Brook Bancshares, Inc.

-------------------------------------------------------------------------------
installed a new senior management team led by Charlie Morris. With a $4 million capital infusion and work-out skills honed previously in Addison, the bank returned to profitability within a few months. The rescue went so smoothly the bank lost only two large customers in the process.

                              Our Secret Formula
  By this time, we had developed three guiding principles. First, guard our reputation for prudence and diligence. That reputation had earned us both the opportunity to acquire Heritage and Oak Brook and the access to capital--with out capital, the opportunity alone would have been meaningless. George Baker and Ken Chalmers at Continental Bank and John Ballantine at First National Bank financed us in large part because of their confidence in our banking skills. We were determined never to do anything which could compromise that faith.

  Second, make loans carefully. We learned that careless lending sacrificed valuable time which could be spent better caring for our good customers and developing new ones. Worse, losses in a low margin business like banking could rarely be recouped. We learned to accept somewhat lower returns if they came with less than average risk. After all, it was our money.

  Third, build a downtown bank in the suburbs--a bank offering the commercial services of a money center bank and the personal attention of a community bank. We realized this would be a costly undertaking--both in attracting and retaining first-rate bankers and investing in products and systems comparable to the Loop banks. Nevertheless, we believed that if we strove for this goal, we surely would be a long-term survivor.

                      Founding First Oak Brook Bancshares
  Only a year after acquiring Oak Brook Bank, another opportunity arose which we couldn't pass up. In 1977, Illinois was still a unit-banking state; this meant every bank was separately chartered and branches were severely restricted. In short, local charters were geographically protected from intrusion by non-local banks. And Oak Brook, home to many businesses and over 21,000 workers daily, had only three charters--ours at Oak Brook Bank, First National Bank of Oak Brook across the street in the McDonald's world headquarters, and First Security Bank (later acquired by Northern Trust). Through a mutual friend, we met Frank Paris, a minority First National shareholder and founder of Paris, O'Day & Reed, a successful, specialized insurance broker in Oak Park (which he later sold to Alexander & Alexander). He told us that First National's board was squabbling; there were nine directors and seven factions. He believed he could acquire a controlling interest in First National, but he wanted partners like us with experience in turning around difficult banking situations. We jumped at the chance to obtain the second best franchise in one of the best banking markets in the country. DuPage County was among the top 10 counties in America in growth and income, and Oak Brook was the corporate vortex of this expanding, affluent market. Trouble was, the anti-trust laws banned ownership of a national bank and any other bank in the same community. However, the Regional Director of the Office of Comptroller of the Currency was deeply troubled by the unresponsive management at First National. He told our group we could proceed and manage First National through a consulting agreement. With Frank's efforts, we acquired control of First National. Frank Paris still serves as our Vice-Chairman, in addition to his duties as Mayor of River Forest, Illinois.

                   1983                          1984                     1985                     1985
            First Oak Brook               First Oak Brook           First Oak Brook             Lisle Office opened
         Bancshares acquired            Bancshares reached $213   Bancshares went public.        First Oak Brook
       Warrenville Bank & Trust           million in assets.                                     Bancshares had
         ($13 million in assets)                                                                $252 million in assets.

                                                                               3
First Oak Brook Bancshares, Inc.

To Our Shareholders

-------------------------------------------------------------------------------
[CHART APPEARS HERE]

  Shortly thereafter, we combined the back offices of our two banks in Oak Brook--one of the first consolidation efforts of this kind in Illinois. We also brought George Clam, a young MBA from Northwestern, from Amalgamated Bank into the $27 million asset First National as its new President. George, of course, currently serves as President of Oak Brook Bank.
 In 1983, the face of Illinois banking changed forever. After years of lobby ing, financial institution reform arrived. Illinois banks in existence five years or more would be permitted to combine into bank holding companies. For us, this meant our three banks could unite, forming a single $177 million as set entity with earnings of $1.5 million annually. Combining all our resources allowed us a sufficient earnings base to permit rational expansion.
  Just after merging the banks into privately-held First Oak Brook Bancshares, Inc, a newly created Delaware multi-bank holding company, we acquired Warren ville Bank & Trust Co., the second smallest and second oldest banking charter in DuPage. The $13 million asset Warrenville Bank gave us a foothold in the less-developed western part of the county, just north of Naperville. For the first time, we were able to complete an acquisition corporately, instead of having to raise capital through individual investors--another benefit of hold ing company status.

                           Scoping Out the Game Plan
 But without doubt, the biggest benefit of holding company status was the op portunity to plan strategically. As we surveyed the DuPage landscape, we iden tified much that had changed and much that we correctly predicted was likely to change. Illinois banks' historical monopolies were giving way to deregula tion. The geographic monopoly was receding as branch laws liberalized, permit ting us to compete more fairly with thrifts, which already had unlimited branching privileges. Federal interest rate protection under Regulation Q which put ceilings on interest rates payable on consumer CD's and savings ac counts--gave way when unregulated money market mutual funds started combining small consumer deposits into negotiated rate CD's. And product protections were eroding as banks, prohibited from paying interest on checking accounts, faced competition from thrifts, which were permitted to issue consumers inter est-bearing Negotiable Orders of Withdrawal (NOWs)--really nothing more than interest bearing checking accounts. The ban on corporations having savings ac counts was loosened. Bank-sponsored money market funds were introduced. In short, the clear distinctions between products offered by banks, thrifts, credit unions, brokers, and insurance companies were rapidly disappearing.

  In this less regulated banking climate, the chance to map our future became more than appealing; it became necessary. As early entrants into the cash man-agement business--selling lockbox services, controlled disbursements, invest-ment sweep accounts and cashiering--we were successfully competing for na-tional corporate business. Companies like McDonald's, UPS, AMOCO, Sandoz, Nalco, Bunker-Ramo, and ABC had relationships with us. Despite our modest size, we had a national calling program, targeting Fortune 1000 companies with a local presence. But, even though we had an exceptional ability to raise low cost corporate deposits through cash management services, we were having dif-ficulty attracting quality business loans.

  Some of the problem was of our own making. First, our real estate expertise made us far more at home with commercial real estate loans than other business loans, and, second, our work-out experience left us with a certain wariness of commercial lending.

               1986                           1986                       1987                         1988
     Bensenville Office opened.      Oak brook bank and First      First Oak Brook             Naperville and Burr
         First Oak Brook               National Bank of Oak         Bancshares reached         Ridge Offices opened.
        bancshares reached                Brook combined.        $296 million in assets.          First Oak Brook
      $273 million in assets.                                                                   Bancshares reached
                                                                                              $325 million in assets.

4
                                               First Oak Brook Bancshares, Inc.

-------------------------------------------------------------------------------

  More important, there were few traditional deals backed by hard assets, close at hand. Oak Brook was home to larger companies too big to borrow from a small institution like ours and smaller service companies with limited working capital and equipment financing needs. Further, even the larger companies were beginning to disintermediate, borrowing through direct placement of commercial paper, rather than from large banks. Consequently, the giant Loop banks were beginning to shift their attention to mid-sized and smaller businesses, fur-ther stiffening competition.

  We reasoned DuPage's upscale consumers offered the best target for lending opportunities. We identified three basic retail credit needs--financing homes, cars and retail purchases. And for the better part of the past fifteen years, our Company has sought ways to meet those credit needs.

                                 Homes at Last

  To some extent, we were already familiar with the home financing business. Primarily as an accommodation to the executives of companies which banked with us as well as walk-ins, we always did some mortgage business--typically 5 year balloon mortgages. These worked well for some DuPage customers, especially those who, working for national companies, moved a lot. And they worked well for us because, as medium-term loans, they gave us reasonable liquidity. The problem was, most people wanted fixed rate 30 year mortgages.

                    So we began by creating and promoting two innovative mort-
                  gage
                  products. The first was a "prime rate" mortgage where cus-tomers willing to accept an adjustable rate received a lower rate usually given to business borrowers. It also helped us to match our asset and liability costs. The second was a twenty year mortgage where the rate was fixed for 5 or 7 years and thereafter varied periodically as an increment over Treasuries. This latter was so well received, it was rapidly copied by our competitors and has become a staple in the industry.
19907ps logo

  As the years have rolled by, we've expanded our home loan business in four respects: First, we've been a market leader in promoting home equity lines. Although we weren't big enough to introduce this product to the market, we of-fered an "improved" version--that is, a home equity line at a lower rate. We have consistently been the pricing leader, advertising home equity lines on regional radio. By staking out this position, we have enhanced our pro-con-sumer image in the minds of many Chicagoans.

  Second, by the late 1980's, we began a vertical integration of our home lending business. We reasoned that if we financed the end product, we also ought to finance its development and construction. One consequence of the sav-ings and loan crisis of the 1980's and the real estate recession towards the end of that decade was that many thrifts and banks retreated from subdivision financing. This gave us a clear path to a very selective group of local homebuilders. We have been well-received in this niche market.

  Third, we were able to begin selling long term mortgages thanks to the rapid development of the "secondary" mortgage market. Because most of our funding sources are shorter-term, we were natu-

         1989                      1990                          1991                       1992
------------------------------------------------------------------------------------------------------------
    First Oak Brook       Glenview Office opened.        Oak Brook Bank moved           First Oak Brook
 Bancshares acquired          First Oak Brook          into new corporate head-        Bancshares reached
   Liberty Bancorp.         Bancshares reached        quarters. First Oak Brook      $514 million in assets.
($50 million in assets)   $451 million in assets.       Bancshares had $460
 Total assets reached                                    million in assets.
     $409 million.

                                                                              5
First Oak Brook Bancshares, Inc.

To Our Shareholders

-------------------------------------------------------------------------------
                             [CHART APPEARS HERE]
rally averse to making longer-term home loans, at first. However, over the last fifteen years, Fannie Mae, Freddie Mac and the Federal Home Loan Banks have created a ready public market for government guaranteed mortgage debt. Wholesale mortgage conduits have provided us with an avenue to participate in this gigantic long-term mortgage market. We now can advertise the availability of 30 year mortgages and originate and underwrite these loans for resale to investors--a fee-generating business which complements the medium-term mort-gages we retain in our own portfolio.

  Fourth, analyzing the success of private mortgage companies like Country-wide, we noted they had developed a distribution system very different from most banks and thrifts.

                 Don't Kill the Cow and Other Valuable Lessons

  While our lenders sat behind desks waiting for mortgage customers, these new competitors sent "mortgage originators" to the homes and offices of prospects. In effect, we processed and they sold. Our people worked on fixed salary, so the more business which came through the door, the more ornery our processors turned. Their originators were on commission, so the more business they gener-ated, the jollier they became. We combined origination and processing; they separated them. It was obvious to us that we needed to copy this new paradigm. And we did.

  As a result, there were radical changes throughout our company. Previously, we had taken pride--some would say hubris--in rarely making a mistake. We were a pre-eminent processing organization. (Occasionally, we recognized our exag-gerated emphasis on process. One of our personal bankers regularly bragged to depositors how thoroughly we investigated their backgrounds before we allowed them to open accounts. After several potential depositors reacted negatively to what they perceived as an invasion of privacy--after all, they were lending us their money, not the other way around--we introduced a course in our train-ing program called "Don't kill the cow." The message, of course, was, very few of us would order a steak at a restaurant if the waiter butchered the steer at our table.)

  But now we had learned a very important lesson from the mortgage companies. To the extent possible, we would separate marketing from processing. Today, we have four mortgage originators, fourteen commercial bankers, and two invest-ment management officers devoted exclusively to sales. Twenty-six other offi-cers--ten business and commercial real estate lenders, eleven branch managers, and five trust officers--divide their time between sales and service. The transformation in our culture has been remarkable. Even our processors--in areas like mortgages, home equities, indirect auto lending, commercial lend-ing, personal banking and the call center--see their jobs today as sales sup-port and service. Three former retail bankers, recognizing the status and in-centives available in marketing, asked to join our sales team; that would have never happened ten years ago. Selling has become a valued part of our culture. And we try to make processing transparent to our customers.

                                Deals on Wheels

  Strategic planning also led us to another opportunity in retail lending--car loans. Although banks had always played an important role in financing Ameri-ca's love affair with the automobile, by the early 1980's finance companies belonging to the huge car manufacturers--GMAC, Ford Motor Credit and Chrysler Credit--had captured much of the business. They had two advantages: (1) they could subsidize lower loan rates with higher car prices, and (2) they offered their loans directly through dealers so

       1993                         1994                          1995                         1996
-------------------------------------------------------------------------------------------------------------
  First Oak Brook        Our banks are consolidated         First Oak Brook              First Oak Brook
Bancshares had $614       into one--Oak Brook Bank.        Bancshares reached           Bancshares reached
 million in assets.       ($634 million in assets)       $678 million in assets.      $768 million in assets.

6
                                               First Oak Brook Bancshares, Inc.

-------------------------------------------------------------------------------
customers didn't have to visit a bank. Nevertheless, a few banks in Chicago-land--namely, Lakeshore and Citizens Bank of Park Ridge and National Boule-vard--ran successful "indirect" programs whereby dealers initiated consumer auto loans and discounted them to the banks. So we decided to follow their lead. We identified high-end foreign car dealers as our potential target market, again taking advantage of our low cost sources of funds to underprice the competition. Because this is a specialized business, we recruited a very experienced underwriter from National Boulevard to write a business plan and start our indirect lending. Then as now, central to our plan was to compete only on rate, not cut our high credit standards. Today, low price, quick turnarounds, and consistent buying practices are the hallmark of this sector of our loan portfolio. In 1998 we purchased $123 mil-lion in dealer paper, while incurring losses of just $31,000. We became the fifth largest bank originator of new car loans in Chicagoland.

  Having vertically integrated residential lending, we've recently turned our attention to doing the same with our auto dealers. Approximately, 30% of the Chicago area new car dealers are signed up for our "indirect" program. With penetration that deep, it was natural for us to aim at obtaining a full bank-ing relationship. We now actively sell cash management, merchant credit card business, commercial mortgages, and "floor plan" inventory loans to dealers. [PERSONAL LOANS LOGO]

                              The Word is Plastic

  Lastly, we planned to finance retail purchases. This meant entering the credit card business. The mid 1980's was an opportune time because most Visa(R) & Mastercard(R) issuers were charging 19.8% APR's and had just intro-duced $18 to $20 annual fees. The exception was Jerry Bradshaw's Gary-Wheaton Bank, by then our largest competitor in DuPage County. Jerry had launched a regular Visa card with an 18% APR and no annual fee, and his promotion was go-ing gangbusters. We decided to better his offering by introducing an upscale Gold Mastercard with a 15.6% APR and no annual fee. Almost overnight, because of great word of mouth and publicity in national consumer publications, our card turned into a success. Soon, we were partnering with organizations like Northwestern University, the Chicago Bar Association, the Illinois CPA Socie-ty, and the American Veterinary Medicine Association to develop "affinity" card programs. As with our other consumer loan programs, our plan was to be the low-rate provider while maintaining the highest credit standards. Our losses were, year-in and year-out, consistently a fraction of the national av-erage.

  Eventually, market forces overwhelmed us. Although we built a very profit-able $55 million portfolio, by late 1996 growth was hard to come by. Huge is-suers were offering below cost teaser rates--sometimes as low as 2.9% APR--to attract new individual cardholders, and they were paying enormous guaranteed fees and revenue-sharing arrangements to attract new affinity groups. Our low-rate position in the market became irrelevant. So, in mid-1997 we sold our portfolio at what we believe to be one of the highest premiums in history. Our high credit quality standards paid-off handsomely.

                                 Going Public

  By 1985, our growth was already exceeding our capacity to generate internal capital to support it. Our original investors' capital had been tied up for over ten years. And we needed additional capital to fund potential bank acqui-sitions. What we needed was a public offering of shares to provide funds for future growth or acquisitions and liquidity for our investors. With the sup-port of Blunt, Ellis & Loewi

         1997                        1998                       1998                       1999
---------------------------------------------------------------------------------------------------------
    First Oak Brook          Aurora and Glen Ellyn        First Oak Brook          La Grange Office opens
  Bancshares reached            Offices opened.          Bancshares reached             in the Fall.
$816 million in assets.                                 $1 billion in assets.

                                                                              7
First Oak Brook Bancshares, Inc.

To Our Shareholders

-------------------------------------------------------------------------------
(now Everen), we raised $5.5 million by issuing shares of a new class of stock, Class A Common. Class A shares paid 120% of the Common stock's dividend but had only 1/20th of its vote. Existing Common was convertible one for one into Class A. By virtue of this structure, the founding families retained ef-fective control of the Company and, more important, met the requirements of the Management Interlocks Act which permitted common officers and director-ships only between banks which shared common voting control. This two-class structure solved the problem of affiliation between First Oak Brook
Bancshares, Inc. and our two independent Chicago banks.

  With public ownership and a listing on the NASDAQ National Market System came certain burdens. Previously, we could justify expansion even if it re-duced current earnings. After we went public, we always had to weigh growth against profit. Nevertheless, we tried our best not to manage earnings quarter by quarter, as some larger companies were accused of doing.

                                 Branching Out

  Our growth and acquisition strategy in the latter half of the 1980's is a case in point. As we were raising capital, others like us were following suit. The ready supply of equity money and the ease of acquisitions due to the new holding company structure were driving bank acquisition prices skyward. As part of our strategic planning, we concluded branching would be the best way to satisfy our appetite for expansion without stretching our capital and human resources. Thus, beginning in 1985 we have opened seven branches.

  And we chose to make acquisitions opportunistically. In 1989, an opportunity presented itself to satisfy our champagne tastes on our beer budget: the $50 million asset Liberty Bank in Broadview became available for $4.75 million, or about 1.6 times book value. While the purchase diminished earnings for that year, it helped fill in our western suburban market.

               Lockbox, Safe Deposit Box, What's the Difference?

  Even as we expanded into new locations and worked at retail lending, we al-ways built on our traditional strengths in cash management and commercial real estate lending. Our cash management business began in the early 1970's when the industry was in its infancy. At the time our only business development of-ficer happened to be calling on Bunker-Ramo, a large Oak Brook headquartered business machine manufacturer. Our calling officer offered the company our le-gal lending limit, then about $500,000. Bunker-Ramo's treasurer explained he was looking for $50 million. When our Vice President persisted, looking for some service we could render, Bunker's treasurer asked if we offered lockbox services. Our Vice President said, "Yes, of course," thinking he meant a safe deposit box. When our officer repeated his conversation to our Cashier back at the bank, he immediately set him straight: Lockbox originated as a way for banks to control collection of a secured borrower's accounts receivable; the payments, although addressed to the borrower, came directly to the bank's post-office box for immediate bank processing. Lately, our Cashier explained, large non-borrowing companies were adapting this device to speed collection and improve controls, since receivables by-passed the company. Shortly, along with a few Loop banks, we found ourselves among the cash management pioneers.

  Within a few years, cash management had become ingrained in our culture from top to bottom. Over twenty years ago, a Japanese electronics manufacturer with a warehouse in Elmhurst called us about our lockbox capabilities. Our opera-tor, the caller told us later, was the only one from any suburban bank who did not transfer his call to the safe-deposit vault, but instead forwarded it di-rectly to Deposit Operations.

8
                                               First Oak Brook Bancshares, Inc.

-------------------------------------------------------------------------------
                  Taking Cash Management to the Middle Market

  Like any innovation, cash management evolved over the years. When we began, we had to show treasurers of Fortune 1000 companies how to take advantage of the new systems. Before long, large corporations were staffed with expert banking managers to bid out the business and seek the best "penny prices." By the early 1980's, other large community banks jumped on the bandwagon, al-though typically they trailed us badly in know-how. During this period the President of Elmhurst National Bank asked for our help in pricing a lockbox account. We told him we were uncomfortable recommending how to price his serv-ice, but offered to tell him whether at the price he wanted to charge, his bank would likely earn a profit. When he said 75c an item, we readily admitted Elmhurst would make money. We didn't tell him his proposed charge was about twice the going rate.

  Seeing the growing expertise and sharper pencils within the big corporations and entry of community banks into the market, we redirected our sales efforts toward middle market businesses. These companies were typically solicited by credit-driven calling officers with little knowledge of the benefits of cash management. We were the first to identify this underserved market segment. To-day, many of our commercial bankers devote themselves exclusively to calling on this sector.

  Meantime, while we fine-tuned our target market, we also improved our prod-uct. Two examples show how inventive we can be. Oak Brook Bank was the first bank in the country to provide Electronic Data Interchange (EDI) to a State government. Working with the State of Illinois, we created a new system: as businesses remitted their tax payments to Illinois's lockbox at our Bank, we simultaneously captured non-financial information off the remittance stubs and relayed it to the State by computer link.

More recently, Oak Brook Bank was one of the first six banks in the United States and the first in the Midwest to provide electronic business banking se-curely over the Internet. Our product--developed by us and called WEBS (Web Electronic Banking Service)--lets businesses look in real time at their bank-ing activity and initiate transactions on their PC's. Customers no longer have to load special software. They no longer need special workstations and operat-ing systems, complex installation and training, or replacement disks and rein-stallation for every update. What an improvement!

  What sets our cash management apart, however, is our willingness and ability to customize. Our Commercial Bankers, Cash Managers, and Information Technol-ogy experts regularly tailor products to suit individual clients. Recently, a real property management organization asked us for a system that could apply condo assessments collected from multiple properties to specific association bank accounts; we developed a unique program for this purpose.

                         Still Doing What We Know Best

  Our commercial real estate lending activities also have deep roots. Gene Heytow and many of our directors and original investors started out in real estate, construction, and architectural and engineering businesses. Gene had developed a chain of motels and built a number of apartments. Myron Shapiro and the Ecker family owned the largest painting and drywall company in Ameri-ca. Wil Erickson ran a suburban general contracting business. Bill Gahlberg managed Oak Brook
                 Development, the joint venture of Del Webb Corp and the But-ler family which developed Oak Brook. Sidney Epstein chaired
                 A. Epstein & Sons International, one of the Midwest's largest and oldest architectural and engineering firms. Bob Footlik headed Footlik Associates, a consulting business which spe-cial-ized in materials handling design for new plants and warehouses. With ready experts like these, we had exceptional know-how to draw upon to help us manage real estate lending risk.
[COMM'CL MORTG LOGO]

                                                                              9
First Oak Brook Bancshares, Inc.

To Our Shareholders

-------------------------------------------------------------------------------
  But for many years we found it difficult to coordinate our commercial real estate lending. Within our holding company structure, we still awkwardly oper-ated a number of separately chartered banks. A change began in 1986 when we merged Oak Brook Bank and First National Bank of Oak Brook to form Oak Brook Bank and culminated in 1994 when, driven by regulatory burden, we consolidated the last of our separate banks into Oak Brook Bank.

  Even before then, it was clear our commercial real estate lending needed to be centralized, so, in January, 1992, we formed our Commercial Real Estate Loan Department. While industry specialization is nothing new to money center banks, typically suburban banks only assigned lenders to consumer, residential mortgage, and commercial divisions. Now, with a marketing focus on home build-ers and construction lending backed by a solid general knowledge of most as-pects of Chicago commercial real estate, we were in a position to grow this sector. And grow it we did. From a portfolio of $34 million in January, 1992, we steadily expanded our outstandings to $156 million by year-end 1998.

                          Making Money Managing Money

  The next strategic challenge we tackled was our Trust Department. Essential-ly, it served merely as an accommodation. We helped customers with whatever they needed--from securities custody and self-directed IRA accounts to escrows and estate settlements. As recently as ten years ago, Oak Brook Bank managed investments of just $3.2 million. Then about seven years ago, we conducted a strategic review of the Trust Department. Our conclusion was that we should direct our efforts to growing our investment management business. While we would continue to accommodate other customer requests, we should seek money management business, balancing the high variable costs of transaction processing with the lower fixed costs of rendering invest-ment advice.

  Consequently, we introduced new investment products like our Managed Mutual Fund Account, essentially a wrap account which gives smaller investors the benefit of our market knowledge and custodial and administrative strengths. We brought in two full-time business development officers, one to focus on munic-ipal police and fire retirement funds and the other personal investment man-agement. And, with new leadership and a new name, the Investment Management and Trust Department, we reorganized the group into four divisions--Invest-ments, Administration, Operations, and Business Development.
[FIRST OAK BROOK DISCRE. ASSET LOGO]

  Our results speak for themselves. Assets under management have risen tenfold from $21.2 million at the beginning of 1992 to $194.9 million at year end 1998. Fee income has more than tripled--from $324,000 for 1992 to $1,048,000 for 1998.

                              Our Newest Frontier

  If, however, there was one area we lagged in, it was in commercial and in-dustrial lending. As previously discussed, we began in the 1970's by turning around troubled banks; it taught us to be conservative. Also, the center of our market, Oak Brook, the commercial and retail capital of DuPage County, was populated with Fortune 1000 companies and service industries--terrific deposit generators, but less desirable loan prospects for a smaller bank. But our biggest limita-tion was our processing mentality. When we arrived in DuPage twenty-five years ago, business borrowers came to their bankers' desks to petition for loans, and bankers analyzed the requests, often scaling them back a few bucks just to emphasize our superior power. Twice--between the mid 1970's and early 1980's-- we had credit crunches that made loans hard to get. Borrowers were grateful just to receive an audience. Today, the
10
                                               First Oak Brook Bancshares, Inc.

-------------------------------------------------------------------------------

                     circumstances are reversed. Credit is plentiful and cheap. Borrowers expect lenders to call upon them, and when we do, too often they pit us against one another to obtain the lowest price, longest maturity, and loosest terms. The fact is, we didn't change fast enough with the times; until recently we staffed our Commercial Lending Department with too many "minders" and not enough "find-ers." About two years ago, again thanks to our planning efforts, we decided to modernize our commercial lending attitudes. We brought in new leadership and several new loan officers who have been effective in the market. Con-sequently, our commercial loans rose to $108.7 million at year-end 1998 from $54.7 million at year-end 1997, essentially dou-bling.

  Investment analysts have very properly raised the question, how does this commercial lending initiative square with our historically strong credit cul-ture? They remind us that in the last twenty-five years, except for losses taken on loans extended by prior managements of banks we acquired, we incurred only one commercial loan loss of any size--for $150,000. Our answer is, we ex-pect to have some more exposure. Therefore, we are increasing our monthly pro-vision for losses. But we are confident the higher yields on these commercial loans versus alternative investment opportunities will more than make up for any losses incurred. Moreover, we're tightening our loan underwriting and ad-ministration. We added a Small Loan Committee to scrutinize smaller business credits, have established a Credit Administration Division within the Commer-cial Lending Department to support our lenders and follow our growing portfo-lio, and have enhanced our training with a "Credit Boot Camp" which all line lenders and commercial business developers are required to attend. All our credit training focuses on four practices: exercising extraordinary due dili-gence and investigating sufficiently to unearth what the borrower may not know himself or has failed to share with us; sticking to conventional loan struc-tures and conservative advance levels; monitoring existing loans closely; and, when problems arise, alerting senior management immediately in order to pro-tect the bank.

                                  Deliverance

  Perhaps over the last quarter century no aspect of banking has changed more than retail banking. In 1974, every bank in Illinois was separately chartered, branches were severely restricted, and drive-in banking was still new. Most banks stayed open late on Friday nights to cash workers' weekly paychecks. But today, with the modernization of our banking laws, extensive branch networks have developed. Alternative distribution channels--like ATM networks and on-line banking--have proliferated, and paperless electronic payment mechanisms-- like direct deposit of salaries and social security payments, automated debits for insurance premiums, utility bills and mortgages, and, of course, credit and debit cards--are routine.

  The challenge for our company has been to blend these delivery systems into an optimally-efficient, customer-friendly whole--to balance the high-touch with the high-tech. We think we can do it by addressing four issues:

  1. Display a dominant physical presence in our core market, the western sub-urbs of Chicago. Thus, we acquired banks in Addison (1974), Oak Brook (1976 and 1977), Warrenville (1983), and Broadview (1989), and opened branches in Lisle (1985), Bensenville (1986), and Burr Ridge and Naperville (1988). For several years, we relaxed our western suburban branching strategy while we opened our first office on the Northshore in Glenview (1990), built our new corporate headquarters in Oak Brook (1991), and merged into one bank charter under the Oak Brook Bank banner (1994). In this way we were able to test our market acceptance outside the western suburbs, centralize our back office, and sharpen brand- awareness under the "Oak Brook Bank" banner. Then we resumed our western suburban expansion in
                                                                             11
First Oak Brook Bancshares, Inc.

To Our Shareholders

-------------------------------------------------------------------------------
1998, opening two new branches--one in Aurora in far western DuPage County and another in Glen Ellyn in central DuPage. In addition, in 1998 we purchased a branch site in LaGrange, Illinois which should open in late 1999.

  While our branches are not all the same, generally they have several common features. They can operate with as few as five employees--a branch manager who works mostly inside but also participates actively in community and civic af-fairs, an assistant branch manager/personal banker, two customer service reps who handle new accounts and deliver teller services, and a commercial banker to sell business services. Our intent is for retail activity to cover branch overhead and commercial activity to render the branch profitable.

  2. Use advertising wisely. Unlike some of our largest competitors who fre-quently, and in our opinion, mostly futilely, spend large sums on image adver-tising, we have primarily and consistently used our advertising to sell retail products at attractive prices. This approach has advantages: we promote our identity (e.g., in a 60-second radio spot we mention the "Oak Brook Bank" name at least six times) while linking our name with a pro-consumer product, say, a low-cost home equity loan or a premium-rate CD. Our two-pronged ads, unlike purely image ads, can be evaluated according to consumer response. Meanwhile, our business bankers--who must market Oak Brook Bank face to face-- still ben-efit indirectly from the heightened name recognition and good product offer-ings, since business people correctly infer that if we're fair to consumers, we're likely to be fair to them.

  Also, our radio commercials use real Oak Brook bankers to tell our story. This suggests to the listener that he or she already has a friend at Oak Brook Bank, in contrast to the impersonal megabanks.

  3. Harness technology to serve our retail customers. Currently, our custom-ers can bank at the branch in person or outside most branches at a drive-up window; at one of our own or a networked ATM; at a point of sale with our debit card; over the phone with our 24 hour voice response unit or extended-hour Call Center; by mail; and, starting just recently, over the Internet with OnLine Banking and bill payment. And, if a consumer wants a mortgage, we'll come to his or her home or office.

  Such a multiplicity offers improved efficiency for our bank and greater con-venience for our customers. But it comes at a price. First, compared to twen-ty-five years ago, we need even better educated, better trained, and more tal-ented people to manage the technology and to handle out-of-the ordinary trans-actions. Without a doubt, our single greatest challenge is attracting, train-ing and retaining the right staff. Second, this technology isn't cheap. Al-though hardware prices keep dropping, with our growth we require more and more of it; and, as a rule, it becomes obsolete very rapidly. Software purchases themselves can be costly; but there are also the hidden costs of annual li-censing, maintenance, and upgrades. And who expected the Y2K problem? Technol-ogy, in short, is a mixed blessing.

  4. Create a stronger retail sales culture. We've proven in the commercial banking and retail lending areas that we can build a strong sales culture, and we believe we have many of the components in place to extend this throughout retail banking. We have already installed a system that tiers retail customer relationships by profitability. Our personal bankers receive regular training both on our products and on how to sell them, paying special attention to what our customers need. And, in January, 1999, we brought back Sue Peterson to lead our Retail Banking Department. Sue, a former university consumer econom-ics professor who started her banking career with us, had spent the last eleven years successfully building retail sales and marketing for a $1.8 bil-lion asset southside bank group.

  We are particularly optimistic that we can develop a sales culture in our branches because we already have an exceptional commitment to service. In a survey we recently commissioned, our retail
12
                                               First Oak Brook Bancshares, Inc.

-------------------------------------------------------------------------------
bankers earned very high marks for providing top service. Management must now show our retail bankers that needs-based selling is a part of good service, not at odds with it.

                                The Bottom Line

  In 1998, First Oak Brook Bancshares had remarkable balance sheet growth over prior year end. Assets rose 24%, loans were up 41%, and demand deposits in-creased 22%. Our core earnings, excluding the gain from sale of our credit card
                                      portfolio in 1997, were up 9% to
                                      $9,441,000 in 1998. Our cash dividends
                                      on our Class A Common jumped 28%, and we declared a 2 for 1 stock split in 1998. But as happy as these one year results make us, our satisfaction comes from looking back a quarter-century and see-ing how far we've come. To those of us who've been here from the beginning--our shareholders, customers, co-workers and friends--thank you for your help in mak-ing our first $1 billion a reality.
[FIRST OAK BROOK TOTAL INC LOGO]

[SIGNATURE OF             [SIGNATURE OF                   [SIGNATURE OF
EUGENE P. HEYTOW]         RICHARD M. RIESER, JR.]         FRANK M. PARIS

Eugene P. Heytow          Richard M. Rieser, Jr.          Frank M. Paris
Chairman                  President                       Vice-Chairman


First Oak Brook Bancshares, Inc.                                              13

Management Discussion and Analysis

--------------------------------------------------------------------------------
Earnings Summary and Selected Consolidated Financial Data

                                    At and for the year ended December 31,
(Dollars in thousands
except per share data)            1998      1997      1996      1995      1994
-------------------------------------------------------------------------------
Statement of Income Data
Net interest income         $   28,410  $ 27,432  $ 26,834  $ 25,476  $ 24,296
Provision for loan losses          630     1,550     1,510     1,050     1,200
Net interest income after
 provision for loan losses      27,780    25,882    25,324    24,426    23,096
Other income                     7,991    15,541     4,647     4,186     4,098
Other expenses                  22,423    20,708    20,435    19,924    19,173
Income before provision
 for income taxes               13,348    20,715     9,536     8,688     8,021
Provision for income taxes       3,907     6,962     2,429     1,996     1,827
Net income                  $    9,441  $ 13,753  $  7,107  $  6,692  $  6,194
-------------------------------------------------------------------------------
Per Share Data/1/
Basic earnings per share    $     1.42  $   2.09  $   1.06  $   1.00  $    .92
Diluted earnings per share        1.39      2.03      1.03       .98       .91
Cash dividends paid per
 share:
 Class A common                   .345      .270      .190      .158      .138
 Common                           .288      .220      .158      .132      .111
Book value per share             11.46     10.38      8.62      8.23      6.27
Market price per share           18.50     24.00     11.63     10.32      8.63
-------------------------------------------------------------------------------
Year-End Balance Sheet
 Data
Total assets                $1,009,275  $816,144  $768,655  $678,102  $634,705
Loans, net of unearned
 discount                      631,987   447,332   420,164   362,728   309,681
Allowance for loan losses        4,445     4,329     4,109     3,932     3,859
Investment securities          297,674   302,098   265,954   256,192   263,943
Demand deposits                187,209   153,806   147,497   128,236   109,237
Total deposits                 777,802   627,763   648,303   555,086   513,623
Federal Home Loan Bank
 borrowings                     57,500    42,500        --     3,500     6,000
Shareholders' equity            77,061    71,661    59,553    53,762    42,909
-------------------------------------------------------------------------------
Financial Ratios
Return on average assets          1.02%     1.76%      .97%     1.03%     1.01%
Return on average equity         12.74     21.72     12.77     14.00     14.54
Net interest margin               3.43      3.97      4.20      4.54      4.61
Net interest spread               2.34      2.86      3.23      3.57      3.87
Dividend payout ratio            24.17     12.43     18.63     14.63     14.13
-------------------------------------------------------------------------------
Capital Ratios
Average equity to average
 total assets                     8.00%     8.11%     7.59%     7.39%     6.95%
Tier 1 capital ratio             10.20     13.70     12.66     13.33     13.37
Total capital ratio              10.80     14.55     13.54     14.32     14.46
Capital leverage ratio            7.61      8.57      7.69      7.94      7.50
-------------------------------------------------------------------------------
Asset Quality Ratios
Nonperforming loans to
 total loans                       .04%      .09%      .49%      .03%      .21%
Nonperforming assets to
 total loans and other
 real estate owned                 .04       .09       .49       .03       .21
Nonperforming assets to
 total capital                     .35       .53      3.49       .19      1.49
Allowance for loan losses
 to total loans                    .70       .97       .98      1.08      1.25
Net charge-offs to average
 loans                             .10       .32       .34       .30       .20
Allowance for loan losses
 to nonperforming loans          16.34x    11.45x     1.98x    37.81x     6.05x
-------------------------------------------------------------------------------

/1/Per share data has been restated to give effect to the 100% stock dividend declared July 21, 1998.
14
                                                First Oak Brook Bancshares, Inc.

--------------------------------------------------------------------------------
Results of Operations

The following discussion and analysis provides information about the financial condition and results of operations of First Oak Brook Bancshares, Inc. (the Company) for the years ended December 31, 1998, 1997 and 1996. This discussion and analysis should be read in conjunction with the Company's consolidated fi-nancial statements and notes thereto included in this report.

Assets at year-end reached a record high, in excess of $1 billion, up 24% from total assets of $816 million at December 31, 1997. Increased marketing efforts and competitive pricing contributed to the strong asset growth.

Total equity also reached a record level of $77 million at December 31, 1998 an increase of 8% over prior year total equity of $72 million. The Company's capi-tal ratios continued to exceed the minimum regulatory guidelines and the sub-sidiary bank's capital ratios exceed the minimum ratios for "well-capitalized" banks as defined by the FDIC.

Earnings

The Company's consolidated net income, earnings per share and selected ratios for 1998, 1997 and 1996 were as follows:

                                  1998         1997        1996
-------------------------------------------------------------------------------
Net income                  $9,441,000  $13,753,000  $7,107,000
Basic earnings per share    $     1.42  $      2.09  $     1.06
Diluted earnings per share  $     1.39  $      2.03  $     1.03
Return on average assets          1.02%        1.76%        .97%
Return on average equity         12.74%       21.72%      12.77%

Included in 1997 net income was the gain from the sale of the credit card port-folio. The Company recognized an after-tax gain of $5.1 million on the sale.
The net gain consisted of a premium of $11.5 million less expenses of $2.25 million, an $800,000 special provision for loan losses and an income tax provi-sion of $3.3 million. In addition the Company shares in the revenue from the sold portfolio for five twelve month periods beginning July of 1997, subject to a maximum annual payment of $900,000. Results for 1997, excluding the gain on the sale of the credit card portfolio, were as follows:

Net income                              $ 8,670,000
Basic earnings per share                $      1.31
Diluted earnings per share              $      1.28
Return on average assets                       1.11%
Return on average equity                      13.69%

1998 versus 1997

The 1998 results compared to 1997 include the following significant pre-tax components:

 . Net interest income rose $978,000 due to a 20% increase in average earning assets, primarily loans, offset by a 14% decrease in the net interest margin.

 . The provision for loan losses decreased by $920,000 primarily due to the sale of the credit card portfolio in 1997. Since virtually all of the historical charge-offs were related to the credit card portfolio, and the Company con-tinued to have low levels of non-performing loans, the provision for 1998 was reduced.

 . Other income, excluding the gain on the sale of the credit card portfolio in 1997, increased $1,701,000 primarily due to an increase in fee income from business deposit accounts, income earned from the revenue sharing agreement on the credit card portfolio sale, merchant credit card processing, and the net gain on mortgages sold in the secondary market.

 . Other expenses increased $1,715,000 due primarily to salary and employee ben-efit expenses as a result of bank growth, occupancy and equipment expenses related to the two new branches opened in 1998 and merchant interchange ex-pense. In addition, included in the 1997 other expenses was a $300,000 con-tribution to the Oak Brook Bank Charitable Trust and a gain of $515,000 re-corded on the sale of surplus property formerly leased to a third party.

1997 versus 1996

The 1997 results compared to 1996 include the following significant pre-tax components:

 . Net interest income rose $598,000 due to a 7% increase in average earning as-sets offset by a 5% decrease in the net interest margin.

                                                                              15
First Oak Brook Bancshares, Inc.

Management Discussion and Analysis

--------------------------------------------------------------------------------
 . Other income, excluding the gain on the credit card portfolio sale, increased
  $1,643,000 primarily due to income earned from the revenue sharing agreement on the sold credit card portfolio, as well as higher fees from business de-posit accounts, investment management and trust accounts, and merchant card processing.

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

 . Included in other operating expense was a $300,000 contribution made to Oak
  Brook Bank Charitable Trust established in December, 1997.

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

1998 versus 1997

On a tax-equivalent basis, net interest income for 1998 totaled $29,589,000, an increase of $998,000 or 4% over 1997. This increase is attributable to a 20% increase in average earning assets offset by a 14% decrease in the net interest margin to 3.43% in 1998 from 3.97% in 1997. The compression of the net interest margin was a result of the following:

 . The composition of average assets changed during 1997 and continued to change into 1998. During 1997, the Company sold its high-yielding credit card port-folio and reinvested those funds in the securities market at an approximate yield of 7%. During 1998, average loans increased $104 million primarily in the indirect auto ($56 million), commercial ($29 million), commercial real estate ($26 million), residential real estate ($13 million) and home equity ($8 million) loan portfolios offset by a decrease in the credit card portfo-lio ($27 million). Further compression of the loan yields was due to the com-petitive pricing as well as the slight decrease in the average prime rate to 8.35% in 1998 from 8.44% in 1997.

 . While rates paid on the individual components of interest-bearing liabilities dropped, the overall cost of interest-bearing liabilities increased from 4.89% in 1997 to 4.95% in 1998. This increase was primarily due to increased volume of the higher-cost interest-bearing liabilities, primarily time depos-its and FHLB borrowings. The average time deposit balance increased $69 mil-lion. The average balance of FHLB borrowings increased $42 million at a long-term average rate of 5.80%.

1997 versus 1996

On a tax-equivalent basis, net interest income for 1997 totaled $28,591,000, an increase of $438,000 or 2% over 1996. This increase is attributable to a 7% in-crease in average earning assets offset by a 5% decrease in the net interest margin to 3.97% in 1997 from 4.20% in 1996. The compression of the net interest margin was a result of the following:

 . On June 30, 1997, the Company sold its credit card portfolio which totaled approximately $53 million and had a gross yield of approximately 16%. The net proceeds from the sale of approximately $58 million were reinvested in the bank's securities portfolio at an approximate yield of 7%. While the interest income stream combined with the future revenue sharing payments and reduced expenses associated with the sale had a neutral to slightly positive effect on earnings, the net interest margin was compressed for the second six months of 1997.

 . Further compression of the net interest margin in 1997 was offset by a slight increase in the average prime rate to 8.44% in 1997 from 8.27% in 1996 and growth in average loan volume. Average loans increased $24 million primarily in indirect auto loans ($30 million), home equity loans ($9.4 million) and commercial loans ($9.4 million), offset by a drop in credit card loans ($27.2 million).

 . The average cost of interest-bearing liabilities rose to 4.89% in 1997 from
  4.80% in 1996. The 1997 average balance of higher rate time deposits in-creased $21.2 million compared to 1996, while the 1997 average balance of lower rate savings and NOW accounts declined $13.7 million compared to 1996. To fund the loan growth at lower rates than it would have had to pay on de-posits, the Company increased its average Federal Home Loan Bank borrowings by $12.6 million in 1997.
16
                                                First Oak Brook Bancshares, Inc.

--------------------------------------------------------------------------------

The following table presents the average interest rate on each major category of interest-earning assets and interest-bearing liabilities for 1998, 1997, and 1996.

Average Balances and Effective Interest Rates

                                             1998                       1997                       1996
                         -------------------------  -------------------------  -------------------------
                                   Interest                   Interest                   Interest
                          Average   Income/ Yield/   Average   Income/ Yield/   Average   Income/ Yield/
(Dollars in thousands)    Balance   Expense  Rates   Balance   Expense  Rates   Balance   Expense  Rates
---------------------------------------------------------------------------------------------------------
Assets
Earning assets:
 Federal funds sold and
  securities purchased
  under agreements to
  resell                 $ 38,904   $ 2,106   5.41% $  8,325   $   460   5.52% $ 17,679   $   943   5.33%
 Interest-bearing
  deposits with banks      11,230       764   6.81     5,260       362   6.89       250        13   5.20
 Taxable securities       240,674    15,489   6.44   243,341    15,090   6.20   208,546    12,551   6.02
 Tax exempt
  securities/1/            50,197     3,567   7.11    46,638     3,489   7.48    51,101     3,956   7.74
 Loans, net of unearned
  discount/1/,/2/         521,072    40,949   7.86   416,758    36,445   8.75   392,572    36,328   9.25
---------------------------------------------------------------------------------------------------------
Total earning assets/
 interest income         $862,077   $62,875   7.29% $720,322   $55,846   7.75% $670,148   $53,791   8.03%
---------------------------------------------------------------------------------------------------------
Cash and due from banks    40,081                     39,611                     41,738
Other assets               28,379                     25,237                     25,013
Allowance for loan
 losses                    (4,092)                    (4,431)                    (4,139)
---------------------------------------------------------------------------------------------------------
                         $926,445                   $780,739                   $732,760
---------------------------------------------------------------------------------------------------------
Liabilities and
 Shareholders' Equity
Interest-bearing
 liabilities:
 Savings and NOW
  accounts               $171,067   $ 5,711   3.34% $172,533   $ 6,159   3.57% $186,195   $ 6,852   3.68%
 Money market accounts     40,139     1,302   3.24    34,071     1,089   3.20    29,865       900   3.01
 Time deposits            346,807    20,016   5.77   277,727    16,125   5.81   256,520    14,786   5.76
 Short-term debt           59,110     3,014   5.10    59,881     3,101   5.18    60,753     3,058   5.03
 FHLB borrowings           55,917     3,243   5.80    13,438       781   5.82       870        42   4.83
---------------------------------------------------------------------------------------------------------
Total interest-bearing
 liabilities/interest
 expense                 $673,040   $33,286   4.95% $557,650   $27,255   4.89% $534,203   $25,638   4.80%
Demand deposits           170,146                    151,257                    136,866
Other liabilities           9,159                      8,523                      6,052
---------------------------------------------------------------------------------------------------------
Total liabilities        $852,345                   $717,430                   $677,121
Shareholders' equity       74,100                     63,309                     55,639
---------------------------------------------------------------------------------------------------------
                         $926,445                   $780,739                   $732,760
---------------------------------------------------------------------------------------------------------
Net interest income/net
 interest spread/3/                 $29,589   2.34%            $28,591   2.86%            $28,153   3.23%
Net interest margin/4/                        3.43%                      3.97%                      4.20%
---------------------------------------------------------------------------------------------------------

/1/Tax equivalent basis. Interest income and average yield on tax exempt loans and investment securities include the effects of tax equivalent adjustments us-ing a tax rate of 35% in 1998 and 1997 and 34% in 1996.
/2/Includes nonaccrual loans.
/3/Total yield on average earning assets, less total rate paid on average in-terest-bearing liabilities.
/4/Total interest income, tax equivalent basis, less total interest expense, divided by average earning assets.
                                                                              17
First Oak Brook Bancshares, Inc.

Management Discussion and Analysis

--------------------------------------------------------------------------------
The following table presents a summary analysis of changes in interest income and interest expense for 1998 as compared to 1997 and 1997 as compared to 1996. Interest income rose in 1998 due to the higher volume of loans and federal funds sold offset by a decline in average loan yields. Interest expense rose in 1998 due to the increased volume of time deposits and Federal Home Loan Bank borrowings offset by a decrease in rates paid. The increase in net interest in-come in 1997 was due to the increased volume of loans and securities offset by a decline in average loan yields due to the sale of the credit card portfolio.

Analysis of Net Interest Income Changes

                                    1998 Over 1997             1997 Over 1996
                          -------------------------  -------------------------
(Dollars in thousands)    Volume/1/ Rate/1/   Total  Volume/1/ Rate/1/   Total
-------------------------------------------------------------------------------
Increase (decrease) in
 interest income:
Federal funds sold         $ 1,656  $   (10) $1,646   $ (516)  $    33  $ (483)
Interest-bearing
 deposits with banks           407       (5)    402      344         5     349
Taxable securities            (166)     565     399    2,148       391   2,539
Tax exempt securities/2/       258     (180)     78     (337)     (130)   (467)
Loans, net of unearned
 discount/2/,/3/             8,464   (3,960)  4,504    2,173    (2,056)    117
-------------------------------------------------------------------------------
Total interest income      $10,619  $(3,590) $7,029   $3,812   $(1,757) $2,055
-------------------------------------------------------------------------------
Increase (decrease) in
 interest expense:
Savings & NOW accounts     $   (52) $  (396) $ (448)  $ (492)  $  (201) $ (693)
Money market accounts          197       16     213      132        57     189
Time deposits                3,988      (97)  3,891    1,230       109   1,339
Short-term debt                (40)     (47)    (87)     (44)       87      43
FHLB borrowings              2,464       (2)  2,462      729        10     739
-------------------------------------------------------------------------------
Total interest expense     $ 6,557  $  (526) $6,031   $1,555   $    62  $1,617
-------------------------------------------------------------------------------
Increase (decrease) in
 net interest income       $ 4,062  $(3,064) $  998   $2,257   $(1,819) $  438
-------------------------------------------------------------------------------

/1/The change in interest due to both rate and volume has been allocated pro-portionately.
/2/Tax equivalent basis. Tax exempt loans and investment securities include the effects of tax equivalent adjustments using a tax rate of 35% in 1998 and 1997 and 34% in 1996.
/3/Includes nonaccrual loans.

Allowance and Provision for Loan Losses

Loans which are determined to be uncollectible are charged off against the al-lowance for loan losses and recoveries of loans that were previously charged off are credited to the allowance.

The Company's charge-off policy varies with respect to the category of and spe-cific circumstances surrounding each loan under consideration. The Company's policy with respect to commercial, real estate, indirect auto and other loans is to charge-off on the basis of management's ongoing evaluation of collectibility. In the past, with respect to credit card loans, charge-offs were made on all such loans when they were deemed to be uncollectible or when 180 days past due, whichever came first. In addition, any loans which are clas-sified as "loss" in regulatory examinations are charged off.
18
                                                First Oak Brook Bancshares, Inc.

--------------------------------------------------------------------------------

The following table summarizes the loan loss experience for each of the last five years.

Summary of Loan Loss Experience

(Dollars in thousands)           1998      1997      1996      1995      1994
------------------------------------------------------------------------------
Average loans for the
 period, net of unearned
 discount and allowance for
 loan losses                 $516,980  $412,327  $388,433  $321,183  $280,648
------------------------------------------------------------------------------
Allowance for loan losses,
 beginning of period         $  4,329  $  4,109  $  3,932  $  3,859  $  3,231
Charge-offs for period:
 Real estate-construction          --      (200)       --        --        --
 Real estate mortgage and
  home equity loans                --       (20)       --        --        --
 Commercial loans                  --        --        --        --       (25)
 Indirect auto loans              (31)      (39)      (14)       (3)       (2)
 Credit card loans               (188)   (1,237)   (1,484)   (1,096)     (702)
 Overdraft loans                 (458)       (4)      (11)       (3)       --
 Consumer loans                   (52)       (5)       (2)      (10)       (6)
------------------------------------------------------------------------------
  Total charge-offs              (729)   (1,505)   (1,511)   (1,112)     (735)
------------------------------------------------------------------------------
Recoveries for period:
 Real estate mortgage and
  home equity loans                --        --        --        --        35
 Commercial loans                  11         1        33        41        52
 Indirect auto loans               20         8        11        --        --
 Credit card loans                181       166       126        81        63
 Overdraft loans                    1        --        --        --        --
 Consumer loans                     2        --         8        13        13
------------------------------------------------------------------------------
  Total recoveries                215       175       178       135       163
------------------------------------------------------------------------------
Net charge-offs for the
 period                          (514)   (1,330)   (1,333)     (977)     (572)
Provision for loan losses         630     1,550     1,510     1,050     1,200
------------------------------------------------------------------------------
Allowance for loan losses,
 end of period               $  4,445  $  4,329  $  4,109  $  3,932  $  3,859
------------------------------------------------------------------------------
Ratio of net charge-offs to
 average loans outstanding        .10%      .32%      .34%      .30%      .20%
Allowance for loan losses
 as a percent of loans
 outstanding, net of
 unearned discount at end
 of period                        .70%      .97%      .98%     1.08%     1.25%
Ratio of allowance for loan
 losses to nonperforming
 loans                          16.34x    11.45x     1.98x    37.81x     6.05x
------------------------------------------------------------------------------

The provision for loan losses decreased $920,000 in 1998 as compared to 1997. Prior to 1998, primarily all of the Company's charge-offs had been related to the credit card portfolio. Since the credit card portfolio was sold in 1997 and the Company continued to have very low levels of non-performing loans, manage-ment decreased the provision in 1998.

The provision for loan losses increased $40,000 in 1997 over 1996. When the credit card portfolio was sold in 1997, the bank retained approximately $1.3 million in outstandings, approximately one-third of which consisted of accounts delinquent 60 days or more and the remainder of which were accounts on fixed payment schedules. Based on a review of these accounts, management determined that a special $800,000 provision was prudent given the discontinued credit card operations and the inherent risks related to the remaining credit card ac-counts.

Net charge-offs for 1998 totaled $514,000 or .10% of average loans. Of total net charge-offs, $451,000 related to a commercial overdraft. The Company's sub-sidiary is pursuing recovery of this charge-off in a lawsuit filed in Federal Court for the Northern District of Illinois. The suit names a commercial cus-tomer and a major Chicago bank as defendants. The complaint alleges the commer-cial customer perpetrated a kiting scheme and the Chicago bank violated the re-quirements for timely return of the subject checks imposed on it by law and regulation.

Currently and historically, the Company has had high asset quality. Fluctua-tions in asset quality ratios during 1997 were positively affected by a repay-ment of $1.5 million on a nonaccrual loan of $1.7 million outstanding at Decem-ber 31, 1996. See nonperforming assets table for historical information.

The Company's allowance for loan losses as a percent of loans outstanding was
 .70% at December 31, 1998 as compared to .97% in 1997 and .98% in 1996. Manage-ment believes the allowance for loan losses is at an adequate level.
                                                                              19
First Oak Brook Bancshares, Inc.

Management Discussion and Analysis

--------------------------------------------------------------------------------

The provision for loan losses is sufficient to provide for probable loan losses and maintain the allowance at an adequate level commensurate with management's evaluation of the risks inherent in the loan portfolio.

Management of the subsidiary bank prepares a detailed analysis, at least quar-terly, reviewing the adequacy of its allowance and, when appropriate, recom-mending an increase or decrease in its provision for loan losses. This analysis is divided into two parts--one for allocated and the other for unallocated re-serves. The allocated segment involves primarily an estimated calculation of losses on specific problem and management watch list loans, the remaining credit card portfolio and delinquent consumer loans. The unallocated segment involves primarily a calculation of the bank's actual net charge-off history averaged with industry net charge-off history by major loan categories includ-ing unfunded commitments. In addition, the bank considers its loan growth, man-agement capabilities, economic trends, credit concentrations, industry risks, underlying collateral values and the opinions of bank management. Accordingly, because each of these criteria is subject to change, the allocation of the al-lowance is made for analytical purposes and is not necessarily indicative of the trend of future loan losses in any particular loan category. The total al-lowance is available to absorb losses from any segment of the portfolio.

In order to identify potential risks in the loan portfolio and determine the necessary provision for loan losses, detailed information is obtained from the following sources:

 . Regular reports prepared by the bank's management which contain information on the overall characteristics of the loan portfolio, including delinquencies and nonaccruals, and specific analysis of loans requiring special attention (i.e. "watch lists");

 . Examinations of the loan portfolio of the subsidiary bank by Federal and State regulatory agencies; and

 . Reviews by third-party consultants and internal audit staff.

In addition to management's assessment of the portfolio, the Company and the subsidiary bank are examined periodically by regulatory agencies. Although such agencies do not determine whether the allowance for loan loss is adequate, their examinations may result in increases to the allowance based on their judgements about information available to them at the time of their examina-tion.

The following table presents the allocation of the allowance for loan losses for each of the last five years.

Allocation of Allowance for Loan Losses

                                                              December 31,
(Dollars in thousands)                    1998    1997    1996    1995    1994
-------------------------------------------------------------------------------
Analysis of allowance for loan losses:
 Real estate--land acquisition and
  construction loans                    $   --  $   --  $  400  $  126  $  144
 Real estate mortgage and home equity
  loans                                      8       6      12       7      11
 Commercial loans                          218      34      --      --      30
 Indirect auto loans                       118      32      22      52      17
 Consumer loans                              2      14       6      20       9
 Credit card loans                         213     287     324     208      88
 Unallocated                             3,886   3,956   3,345   3,519   3,560
-------------------------------------------------------------------------------
  Total allowance                       $4,445  $4,329  $4,109  $3,932  $3,859
-------------------------------------------------------------------------------
Percentage of loans to gross loans:
 Real estate--land acquisition and
  construction loans                       6.6%    8.2%    8.5%    7.9%    4.8%
 Real estate mortgage and home equity
  loans                                   48.2    52.6    50.5    50.6    53.3
 Commercial loans                         17.2    12.2     9.7    10.5    10.7
 Indirect auto loans                      26.1    23.7    13.9    10.8     7.6
 Consumer loans                            1.9     3.2     3.6     4.1     4.3
 Credit card loans                          --     0.1    13.8    16.1    19.3
-------------------------------------------------------------------------------
                                         100.0%  100.0%  100.0%  100.0%  100.0%
-------------------------------------------------------------------------------

Nonperforming Assets

The accrual of interest is discontinued on commercial and real estate loans when the continuity of contractual principal or interest is deemed doubtful by management or when 90 days or more past due and the loan is not well secured or in the process of collection. Interest income is recorded on these loans only as it is collected. Interest payments on nonaccrual loans which contain unusual risk features or marginal collateral values may be applied directly to loan principal for accounting purposes.

20
                                                First Oak Brook Bancshares, Inc.

--------------------------------------------------------------------------------
The following table highlights the Company's nonperforming assets.

                                                              December 31,
(Dollars in thousands)                          1998  1997    1996  1995  1994
-------------------------------------------------------------------------------
Nonaccruing loans                               $ --  $ --  $1,730  $ --  $ 70
Loans which are past due 90 days or more         272   378     349   104   568
-------------------------------------------------------------------------------
 Total nonperforming loans                       272   378   2,079   104   638
Other real estate owned                           --    --      --    --    --
-------------------------------------------------------------------------------
 Total nonperforming assets                     $272  $378  $2,079  $104  $638
-------------------------------------------------------------------------------
Nonperforming loans to total loans outstanding   .04%  .09%    .49%  .03%  .21%
Nonperforming assets to total loans
 outstanding and other real estate owned         .04%  .09%    .49%  .03%  .21%
Nonperforming assets to total assets             .03%  .05%    .27%  .02%  .10%
Nonperforming assets to total capital            .35%  .53%   3.49%  .19% 1.49%
-------------------------------------------------------------------------------

The Company's ratio of nonperforming loans to total loans outstanding and other real estate owned of .04% at December 31, 1998 was below the industry peer group ratio of .85%/1/.

Summary of Other Income

The following table summarizes significant components of other income and per-centage changes from year to year:

                                                        % Change
                                                 -----------------
(Dollars in thousands)      1998    1997    1996 '98-'97   '97-'96
-------------------------------------------------------------------
Service charges           $3,190 $ 2,730  $2,381      17%       15%
Investment management
 and trust fees            1,048   1,025     653       2        57
Merchant card processing
 fees                      1,329     964     511      38        89
Fees on mortgages sold       416     224     131      86        71
Income from revenue
 sharing agreement           900     450      --     100        --
Other operating income     1,029     906     957      14         5
Investment securities
 gains (losses)               79      (9)     14     977      (164)
Gain on sale of credit
 card portfolio               --   9,251      --      --        --
-------------------------------------------------------------------
 Total                    $7,991 $15,541  $4,647     (49)%     234%
-------------------------------------------------------------------

1998 versus 1997

Service charges on deposit accounts increased $460,000 primarily due to an in-crease in business account analysis fees.

Investment management and trust department income increased $23,000, primarily due to an increase in assets under investment management and other new trust business offset by a change in the billing cycle that took place in 1997. The change in the billing cycle resulted in additional fee income recorded in 1997 of approximately $147,000. Absent this 1997 change, investment management and trust income increased $170,000 in 1998 due to an increase in discretionary as-sets under investment management to $195 million at December 31, 1998 from $134 million at December 31, 1997.

Merchant card processing fees increased $365,000 primarily due to several new merchants and continued marketing efforts. The number of merchants serviced in-creased to 202 at year-end 1998 from 170 at year-end 1997. Merchant interchange expense (in the other expense section) rose $297,000 in 1998.

Fees on mortgages sold, servicing released, increased $192,000 due to increased residential loan originations. This fee income for 1998 represents the gain on mortgages sold of $711,000 net of $295,000 in commissions paid to the loan of-ficers that originate the loan activity.

Income from the revenue sharing agreement increased $450,000 to $900,000 due to the recognition of twelve months of income in 1998 compared to only six months of income in 1997 because the credit card portfolio sale closed on June 30, 1997.
--------------------------------------------------------------------------------
/1/Source: Seventh Federal Reserve District Bank Holding Company Performance Report as of September, 1998, page 13, Peer Group 04, Consolidated assets be-tween $500 million and $1 billion, consisting of 109 bank holding companies.
                                                                              21
First Oak Brook Bancshares, Inc.

Management Discussion and Analysis

--------------------------------------------------------------------------------

The increase in other operating income of $123,000 was primarily attributable to the recognition of a full year of ATM surcharge fees in 1998. This program began in 1997 and therefore only a partial year of income was recognized.

1997 versus 1996

Service charges on deposit accounts increased $349,000 primarily due to an in-crease in business account analysis fees.

Investment management and trust department income increased $372,000, primarily due to an increase in assets under investment management, other new trust busi-ness and the change in the billing cycle discussed above. Absent this change, fee income would have increased $225,000 in 1997. Discretionary assets under investment management grew $43 million to $134 million at December 31, 1997 from $91 million at December 31, 1996.

Merchant card processing fees increased $453,000 primarily due to several new large volume merchants and continued marketing efforts. The number of merchants serviced increased to 170 at year-end 1997 from 138 at year-end 1996. Merchant interchange expense (in the other expense section) rose $386,000 in 1997.

The increase from the revenue sharing agreement of $450,000 represents a sepa-rate component of the credit card portfolio sale which took place in June, 1997. This agreement allows for the Company to share in the income from the sold portfolio through June of 2002 up to a maximum of $900,000 for each twelve-month period.

The decrease in other operating income of $51,000 was principally attributable to a decrease in rental income from the sale of the rented surplus property and investment center fees offset by the introduction of ATM surcharge fees in July 1997.

Summary of Other Expenses

The following table summarizes significant components of other expenses and percentage changes from year to year:

                                                                     % Change
                                                              ---------------
(Dollars in thousands)                   1998    1997    1996 '98-'97 '97-'96
-----------------------------------------------------------------------------
Salaries and employee benefits        $13,680 $12,293 $11,766    11%       4%
Occupancy expense                       1,566   1,457   1,430     7        2
Equipment expense                       1,906   1,566   1,737    22      (10)
Data processing fees                      776   1,301   1,625   (40)     (20)
Professional fees                         522     398     329    31       21
Postage, stationery and supplies          834     768     752     9        2
Advertising and business development    1,090   1,191   1,205    (8)      (1)
Merchant interchange expense              994     697     311    43      124
FDIC premiums                              81      78       2     4    3,800
Other operating expenses                  974     959   1,278     2      (25)
-----------------------------------------------------------------------------
 Total                                $22,423 $20,708 $20,435     8%       1%
-----------------------------------------------------------------------------

1998 versus 1997

Other expenses rose $1,715,000 or 8% in 1998 over 1997. Salaries and employee benefits increased $1,387,000 due to normal salary increases, a highly competi-tive job market and increased requirements for staff in the new Aurora and Glen Ellyn branches and other growing areas of the bank. These additional salaries were partially offset by the elimination of salaries due to the sale of the credit card portfolio in 1997.

Occupancy and equipment expenses increased $449,000 over 1997 due to the open-ing of the new Aurora and Glen Ellyn branches, an upgrade to the mainframe com-puter system, and the purchase of a new imaging system and check sorter during 1998.

Data processing fees decreased $525,000 and advertising and business develop-ment decreased $101,000 due to the sale of the credit card portfolio in 1997.

Merchant interchange expense increased $297,000 due to new merchants and con-tinued marketing efforts. Merchant card processing fees (in other income) rose $365,000 in 1998.

Other operating expenses increased $15,000 primarily due to two "non-core" items in 1997. During 1997, the Company recorded a gain on the sale of surplus property of $515,000 which was included as a reduction of other expense. This transaction was offset by a $300,000 contribution to the Oak Brook Bank Chari-table Trust established in December 1997.

22
                                                First Oak Brook Bancshares, Inc.

-------------------------------------------------------------------------------
1997 versus 1996

Other expenses rose $273,000 or 1% in 1997 over 1996. Salaries and employee benefits increased $527,000 as a result of normal raises, higher compensation due to competitive market conditions, additional upgrades and increased staff in the growing areas of the bank including indirect auto, merchant card processing and commercial departments. This increase was offset by the elimi-nation of salaries due to the sale of the credit card portfolio.

Equipment expense decreased $171,000 primarily due to lower depreciation ex-pense, as certain assets became fully depreciated, and due to the write off of equipment formerly used to process the credit card portfolio.

Data processing fees decreased $324,000 primarily as a result of the disposi-tion of the credit card portfolio.

Other operating expenses decreased $319,000 primarily due to two non "core" items. First, the Company recognized a pre-tax gain of $515,000 on the sale of surplus property formerly leased to McDonald's Corporation. Secondly, the Com-pany made a pre-tax contribution of $300,000 to the Oak Brook Bank Charitable Trust established in December, 1997.

Income Tax Expense

Income taxes for 1998 totaled $3,907,000 as compared to $6,962,000 for 1997 and $2,429,000 in 1996. When measured as a percentage of income before income taxes, the Company's effective tax rate was 29% for 1998 compared to 34% in 1997 and 25% in 1996. The decrease in the provision for income taxes and the effective tax rate for 1998 as compared to 1997 was due to an additional $3.3 million tax provision recorded in 1997 on the gain on the sale of the credit card portfolio.
-------------------------------------------------------------------------------

Financial Condition

Liquidity

Effective management of balance sheet liquidity is necessary to fund growth in earning assets and to pay liability maturities, depositors' withdrawal re-quirements and shareholders' dividends.

The Company has numerous sources of liquidity including a portfolio of short-er-term assets, readily marketable investment securities, the ability to at-tract consumer time deposits and access to various borrowing arrangements.

Available borrowing arrangements are summarized as follows:

Subsidiary Bank:

 . Informal Federal funds lines aggregating $110 million with six correspondent banks, subject to continued good financial standing. As of December 31, 1998, $64.4 million was available for use under these lines.

 . Reverse repurchase agreement lines totaling $150 million with two brokerage firms, subject to the availability of collateral and continued good finan-cial standing. As of December 31, 1998, $43.4 million was available to the Bank based upon the Bank's excess collateral available to pledge to these lines.

 . Additional advances from the Federal Home Loan Bank of Chicago are available based on the pledge of specific collateral and FHLB stock ownership. As of December 31, 1998, $10.7 million is available to the Bank under the FHLB's "Blanket Lien" agreement whereby the Bank is required to pledge one-to-four family residential loans. However the Bank is currently in the process of increasing the FHLB borrowing line by delivering certain large-dollar resi-dential loans to the FHLB which will result in an increased borrowing limit of approximately $10 million.

 . The Bank is in the process of establishing a $150 million line at the dis-count window of the Federal Reserve Bank. This will enable the Bank to ob-tain additional liquidity as part of the year 2000 contingency planning.

Parent Company:

 . Revolving credit arrangement for $5 million. The line is currently unused and matures on May 1, 1999. It is anticipated to be renewed annually. In ad-dition the Company is in the process of obtaining an increase to the line.

 . The parent company also had cash, short-term investments and other market-
  able securities totaling $5.8 million at December 31, 1998.
                                                                             23
First Oak Brook Bancshares, Inc.

Management Discussion and Analysis

--------------------------------------------------------------------------------

Interest Rate Sensitivity

Interest rate risk arises when the maturity or repricing of assets differs sig-nificantly from the maturity or repricing of liabilities. The Company's finan-cial results could be affected by changes in market interest rates such as the prime rate, LIBOR and treasury yields as well as competitive rates for retail deposit products. The objective of interest rate risk management is to provide the maximum levels of net interest income while maintaining acceptable levels of interest rate risk and liquidity risk. A number of measures are used to mon-itor and manage interest rate risk, including income simulation, rate shock analysis and interest sensitivity (gap) analysis.

An income simulation model is the primary tool used to assess the direction and magnitude of changes in net interest income resulting from changes in interest rates. The model incorporates management assumptions regarding the level of in-terest rate or balance changes on indeterminate maturity deposit products (passbook savings, money market, NOW and demand deposits) for a given level of market rate changes. These assumptions are developed through historical analy-sis. Additionally, changes in prepayment behavior of the mortgage related as-sets in each rate environment are captured using estimates of prepayment speeds for the portfolios. Other assumptions in the model include cash flows and matu-rities of other financial instruments, changes in market conditions, loan vol-umes and pricing, and customer preferences. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net interest income or precisely predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to tim-ing, magnitude and frequency of interest rate changes and changes in market conditions and management strategies, among other factors.

The Company's policy objective is to limit the change in annual net interest income to 10% from an immediate and sustained parallel change in interest rates (rate shock) of 200 basis points. As of December 31, 1998 and 1997, the Company had the following estimated net interest income sensitivity profile. The impact of planned growth and anticipated new business activities is not factored into the calculation.

                                                  1998              1997
                                       ---------------   ---------------
                                       -200 bp +200 bp   -200 bp +200 bp
Annual interest income change from an
 immediate change in rates              $789   $(1,629)   $630   $(2,169)
Percent change                           2.5%     (5.1)%   2.3%     (7.9)%

The table below presents a static gap analysis as of December 31, 1998 which does not fully capture the true dynamics of interest rate changes including the timing and/or degree of interest rate changes. While most of the asset catego-ries' rates change when certain independent indices (such as the prime rate) change, most liability categories are repriced at the Company's discretion.

Interest Rate Sensitive Position

                                           91-180    181-365     Over 1
(Dollars in thousands)       1-90 days       days       days       year    Total
--------------------------------------------------------------------------------
Rate sensitive assets:
 Interest-bearing deposits
  with banks                 $     542   $     --   $ 11,222   $     -- $ 11,764
 Taxable securities             69,536     26,790     20,152    125,675  242,153
 Tax exempt securities             780         --      2,287     52,454   55,521
 Loans, net of unearned
  discount                     202,524     37,502     78,500    313,461  631,987
--------------------------------------------------------------------------------
  Total                      $ 273,382   $ 64,292   $112,161   $491,590 $941,425
--------------------------------------------------------------------------------
  Cumulative total           $ 273,382   $337,674   $449,835   $941,425
--------------------------------------------------------------------------------
Rate sensitive liabilities:
 Savings and NOW accounts/1/ $ 100,960   $  1,482   $  3,706   $ 71,424 $177,572
 Money market accounts          44,375         --         --         --   44,375
 Time deposits                 121,229     76,794    102,799     67,824  368,646
 Borrowings                     81,019         --      6,249     57,500  144,768
--------------------------------------------------------------------------------
  Total                      $ 347,583   $ 78,276   $112,754   $196,748 $735,361
--------------------------------------------------------------------------------
  Cumulative total           $ 347,583   $425,859   $538,613   $735,361
--------------------------------------------------------------------------------
Cumulative gap               $ (74,201)  $(88,185)  $(88,778)  $206,064
--------------------------------------------------------------------------------
Cumulative gap to total
 assets ratio                    (7.35)%    (8.74)%    (8.80)%
--------------------------------------------------------------------------------

/1/The decay assumptions on savings and NOW accounts are based on historical analysis and experience.
24
                                                First Oak Brook Bancshares, Inc.

--------------------------------------------------------------------------------

Investment Securities

1998

The Company's investment portfolio decreased $4.4 million, or 1%, during 1998 to $297.7 million at year-end from $302.1 million at year-end 1997. The pro-ceeds from the credit card portfolio sale in 1997 were primarily invested in short-term Government agency securities. The 1998 proceeds from security matu-rities, calls and paydowns were used to fund continued loan demand. The Company continued its strategy to minimize state income taxes by primarily investing in state income tax exempt U.S. Treasury and U.S. Government agency securities. Due to the yield advantages, U.S. Government agency securities were favored over their U.S. Treasury counterparts.

U.S. Treasury Securities: The Company reduced its holdings of U.S. Treasuries by $20.2 million to $50.4 million at year-end from $70.6 million at year-end 1997. Proceeds from maturing U.S. Treasuries were used to fund loan demand. The average maturity of the U.S. Treasury portfolio remained constant at 1.3 years.

U.S. Government Agency and Mortgage Backed Securities: The U.S. Government agency securities (including U.S. Government agency mortgage backed securities and agency collateralized mortgage obligations) portfolio decreased $29.9 mil-lion in 1998 to $137.8 million at year-end from $167.7 million at year-end 1997. The decrease was mainly from the maturities, calls and paydowns of short to medium term U.S. Government agency and mortgage-backed securities purchased in 1997 with the proceeds from the sale of the credit card portfolio. In addi-tion, to continue to minimize the Company's state tax liability, the majority of U.S. Government securities purchased in 1998 were exempt from state income taxes. The average maturity of this sector of the portfolio decreased to 2.4 years in 1998 from 3.8 years in 1997.

Municipal Securities: The Company's municipal security holdings increased $8.7 million to $56 million at year-end from $47.4 million at year-end 1997. Due to their high yields, low credit risk, and pledgability for public deposits, mu-nicipal securities remain attractive investments. All municipal securities held are rated "A" or better by one or more of the national rating services or are "non-rated" issues of local communities which, through the bank's own analysis, are deemed to be of satisfactory quality.

Corporate and Other Securities: Holdings of corporate and other securities in-creased $36.9 million to $53.4 million in 1998 from $16.5 million in 1997. The growth was mainly from the investment in very short term corporate bonds at year-end 1998 offset by significant paydowns on a corporate CMO purchased in 1997. The remainder of the portfolio consists primarily of $758,000 in pre-ferred stocks held by the parent company and $4.8 million of Federal Home Loan Bank stock.

1997

In 1997, the Company's investment portfolio increased $36.1 million or 14% to $302.1 million. The increases were primarily in the U.S. Government agency sec-tor of the portfolio. The Company continued its strategy to minimize current and future income from state taxation by primarily investing in U.S. Treasury and state income tax exempt U.S. Government agency securities and to improve the portfolio's overall yield by increasing investment in U.S. Government agency securities.

The following table sets forth the book values of investment securities held on the dates indicated.

Investments by Type (at book value)                       December 31,
(Dollars in thousands)                          1998     1997     1996
----------------------------------------------------------------------
U.S. Treasury                               $ 50,403 $ 70,614 $ 91,141
U.S. Government agencies                     102,797  113,730   65,278
Agency mortgage-backed securities             19,683   29,770   54,247
Agency collateralized mortgage obligations    15,310   24,154       --
State and municipal                           56,036   47,350   52,484
Corporates and other                          53,445   16,480    2,804
----------------------------------------------------------------------
 Total investment portfolio                 $297,674 $302,098 $265,954
----------------------------------------------------------------------

At December 31, 1998 there are no investment securities of any one issuer in excess of 10% of shareholders' equity other than securities of the U.S. Govern-ment and its agencies.
                                                                              25
First Oak Brook Bancshares, Inc.

Management Discussion and Analysis

--------------------------------------------------------------------------------

The maturity distribution and weighted average yield of investment securities at December 31, 1998 are presented in the following table:

Analysis of Investment Portfolio

                                                                     Corporate and
                   U.S. Treasury  U.S. Government   State Municipal      Other
(Dollars in         Securities     & Agencies/1/       Securities      Securities
thousands)          Amount Yield     Amount  Yield   Amount Yield/2/   Amount Yield
-----------------------------------------------------------------------------------
Maturities:
Within 1 year      $30,234 6.30%  $  18,390  6.35%  $ 6,681   5.60%  $ 47,574 5.41%
1-5 years           13,441 5.94      92,796  6.12    16,152   5.39         --   --
5-10 years           6,728 5.72      25,886  7.00    29,410   5.09        250 7.20
After 10 years          --   --         718  5.44     3,793   5.49   5,621/3/ 6.43
-----------------------------------------------------------------------------------
                   $50,403 6.13%  $ 137,790  6.31%  $56,036   5.27%  $ 53,445 5.51%
-----------------------------------------------------------------------------------
Average months to
 maturity               15               29              58                 2
-----------------------------------------------------------------------------------

/1/Included in U.S. Government agencies are agency mortgage-backed securities
(MBS) and agency collateralized mortgage obligations (CMOs). Given the amortiz-ing nature of MBS and CMOs, the maturities presented in the table are based on their estimated average lives at December 31, 1998. The estimated average lives may differ from actual principal cash flows. Principal cash flows include pre-payments and scheduled principal amortization.
/2/Yields on state and municipal securities are calculated on a tax-equivalent basis using a tax rate of 34%.
/3/Included in this amount are preferred stocks and Federal Home Loan Bank of Chicago stock, which have no maturity date and are not included in the average months to maturity.

Loans

1998

At year-end 1998, loans outstanding, net of unearned discount, increased $184.6 million or 41% compared to 1997. Indirect auto loans, commercial and commercial real estate loans led 1998 loan growth. In addition, the residential mortgage and home equity loan portfolios posted increases.

Indirect automobile loans increased $59.5 million, or 56%, to $165.3 million in 1998. This increase is due to marketing initiatives and competitive loan pric-ing. The Company does not buy subprime auto paper.

Commercial loans increased $54 million or 99% to $108.7 million in 1998 and commercial mortgage loans increased $41 million or 56% to $114.4 million. These increases were primarily due to additional marketing efforts and competitive pricing.

Residential real estate loans increased $20.7 million or 21% due to increased mortgage originations as a result of a declining interest rate environment and competitive pricing. In 1998, the Company originated approximately $106 million in new loans of which $53 million were retained in the portfolio and the other $53 million were sold.

There were no loan concentrations exceeding 10% of total loans at December 31, 1998, which were not otherwise disclosed below.

1997

At year-end 1997, loans outstanding, net of unearned discount, increased $27.2 million or 6% compared to 1996. Indirect auto loans, commercial, home equity and commercial real estate loans led the 1997 loan growth. Substantially all credit card loans were sold during 1997.

Indirect automobile loans increased $47.2 million or 81% to $105.8 million in 1997 primarily due to additional marketing efforts and competitive pricing. The Company does not buy subprime auto paper.

Commercial loans increased $13.8 million and commercial mortgage loans in-creased $10 million primarily due to competitive pricing and successful market-ing efforts.

Home equity loans increased $10 million or 18% to $65.3 million in 1997 primar-ily due to successful mass marketing efforts.

There were no loan concentrations exceeding 10% of total loans at December 31, 1997, which are not otherwise disclosed below.
26
                                                First Oak Brook Bancshares, Inc.

--------------------------------------------------------------------------------

Loans by Type                                                      December 31,
(Dollars in thousands)                 1998     1997     1996     1995     1994
-------------------------------------------------------------------------------
Commercial loans                   $108,685 $ 54,658 $ 40,895 $ 38,171 $ 33,351
Real estate loans--
 Construction and land acquisition
  loans                              41,640   36,525   35,902   28,770   14,789
 Commercial mortgage loans          114,373   73,376   63,394   55,437   56,149
 Residential mortgage loans         117,438   96,766   93,730   81,226   62,557
 Home equity loans                   73,149   65,273   55,297   47,357   47,192
Indirect automobile loans/1/        165,341  105,807   58,578   39,636   23,651
Consumer loans/2/                    11,780   14,932   14,993   14,784   13,416
Credit card loans                       213      631   58,114   58,592   59,984
-------------------------------------------------------------------------------
                                   $632,619 $447,968 $420,903 $363,973 $311,089
Less:
 Unearned discount                      632      636      739    1,245    1,408
 Allowance for loan losses            4,445    4,329    4,109    3,932    3,859
-------------------------------------------------------------------------------
Loans, net                         $627,542 $443,003 $416,055 $358,796 $305,822
-------------------------------------------------------------------------------

/1/Indirect automobile loans represent consumer auto loans made through a net-work of new car dealers.
/2/Included in this amount are student loans, direct automobile loans and check credit loans.

As evidenced by the previous table, loans secured by real estate comprise the greatest percentage of total loans. Most of the Company's residential real es-tate loans are secured by first mortgages and the home equity loans are secured primarily by junior liens on one-to-four family residences in the Chicago Met-ropolitan area. The Company generally limits total advances to a loan to value ratio of eighty percent or less. Commercial mortgages are generally secured by properties in the Chicago Metropolitan area.

The following table indicates the maturity distribution of selected loans at December 31, 1998:

Maturity Distribution of Selected Loans         One   One to     Over
                                            year or     five     five
(Dollars in thousands)                      less/1/    years    years    Total
------------------------------------------------------------------------------
Commercial loans                           $ 56,001 $ 40,780 $ 11,904 $108,685
Real estate--construction and land
 acquisition loans/2/                        26,004    6,676    8,960   41,640
Commercial and residential mortgage loans    14,272   56,090  161,449  231,811
Home equity loans                             5,922   67,227       --   73,149
------------------------------------------------------------------------------
                                           $102,199 $170,773 $182,313 $455,285
------------------------------------------------------------------------------

/1/Includes demand loans.
/2/Included in construction loans is a $9.0 million loan that has been fully disbursed to an escrow account. This loan is secured by building and construc-tion that is expected to be completed during the first half of 1999.

The following table indicates, for the loans in the Maturity Distribution ta-ble, the amounts due after one year which have fixed and variable interest rates at December 31, 1998:

                                                   Fixed Variable
(Dollars in thousands)                              Rate     Rate    Total
--------------------------------------------------------------------------
Commercial loans                                $ 43,126 $  9,558 $ 52,684
Real estate--construction and land acquisition
 loans                                             8,960    6,676   15,636
Commercial and residential mortgage loans        154,636   62,903  217,539
Home equity loans                                 11,710   55,517   67,227
--------------------------------------------------------------------------
                                                $218,432 $134,654 $353,086
--------------------------------------------------------------------------

                                                                              27
First Oak Brook Bancshares, Inc.

Management Discussion and Analysis

--------------------------------------------------------------------------------

Variable rate loans are those on which the interest rate can be adjusted for changes in the Company's index rate (similar to prime rate), The Wall Street Journal's published prime rate, U.S. Treasury securities, LIBOR or the brokers' call money rate. Fixed rate loans are those on which the interest rate cannot be changed during the term of the loan.

Deposits

At year-end 1998, total deposits increased $150 million or 24%, compared to 1997. This increase was primarily due to a $93.9 million increase in time de-posits, which was the result of successful retail deposit promotions. In addi-tion, through successful marketing, the Company increased noninterest-bearing demand deposits, primarily business accounts, by $33.4 million at year-end, 1998. At December 31, 1998, there were no brokered deposits.

Average deposits for 1998 increased $92.6 million or 15% as compared to 1997. The increase in average deposits is primarily due to a $18.9 million increase in noninterest-bearing demand deposits, primarily business accounts, and a $69.1 million increase in time deposits, primarily from 1998 retail promotions.

Average deposits for 1997 increased $26.1 million or 4% as compared to 1996. The increase in average deposits is primarily due to a $14.4 million increase in noninterest-bearing demand deposits, primarily business accounts, and a $21.2 million increase in time deposits, primarily from public funds and 1996 retail promotions, offset by a $13.7 million decrease in savings deposits.

Average Deposits and Rate by Type

                                       1998           1997           1996
(Dollars in thousands)               Amount Rate    Amount Rate    Amount Rate
-------------------------------------------------------------------------------
Noninterest-bearing demand
 deposits                          $170,146   --% $151,257   --% $136,866   --%
Savings deposits and NOW accounts   171,067 3.34   172,533 3.57   186,195 3.68
Money market accounts                40,139 3.24    34,071 3.20    29,865 3.01
Time deposits                       346,807 5.77   277,727 5.81   256,520 5.76
-------------------------------------------------------------------------------
Total                              $728,159 3.71% $635,588 3.68% $609,446 3.70%
-------------------------------------------------------------------------------

As of December 31, 1998, the scheduled maturities of time deposits are as fol-lows:

Maturity Distribution of Time Deposits

      (Dollars in thousands)
     ----------------------------------------------------------------------------------
      1999                                                                     $300,822
      2000                                                                       40,385
      2001                                                                        3,602
      2002                                                                       13,967
      2003                                                                        5,197
      2004 and thereafter                                                         4,673
     ----------------------------------------------------------------------------------
      Total                                                                    $368,646
     ----------------------------------------------------------------------------------

Borrowings

Short-term borrowings, which include Federal funds purchased, securities sold under agreements to repurchase and treasury, tax and loan demand notes, were $87.3 million at December 31, 1998, up $22.2 million from $65.1 million at the end of 1997. The 1998 increase was primarily due to an increase in Federal funds purchased partially offset by a decline in the treasury tax and loan notes. In 1997, short-term borrowings increased to $65.1 million from $55.2 million in 1996, primarily due to an increase in Federal funds purchased par-tially offset by a decrease in securities sold under agreement to repurchase.

As a member of the Federal Home Loan Bank, the Bank may obtain advances secured by certain of its residential mortgage loans and other assets. The Company sig-nificantly expanded its utilization of the Federal Home Loan Bank advances due to the comparatively favorable terms available. Borrowings increased to $57.5 million at December 31, 1998, from $42.5 million at December 31, 1997, up 35%. There were no such borrowings outstanding at December 31, 1996. Borrowings ma-ture from 2000 to 2008 and bear fixed interest rates ranging from 5.23% to 6.41%. See "Borrowings" note to the financial statements for additional infor-mation.

28
                                                First Oak Brook Bancshares, Inc.

--------------------------------------------------------------------------------
Capital Resources

One of the Company's primary objectives is to maintain strong capital to war-rant the confidence of our customers, shareholders and bank regulatory agen-cies. A strong capital base is needed to take advantage of profitable growth opportunities that arise and to provide assurance to depositors and creditors. Banking is inherently a risk-taking activity requiring a sufficient level of capital to effectively and efficiently manage inherent business risks. The Company's capital objectives are to:

 . maintain sufficient capital to support the risk characteristics of the Com-pany and the Company's subsidiary bank; and

 . maintain capital ratios which meet and exceed the "well-capitalized" regula-tory capital ratio guidelines for the Company's subsidiary bank, thereby min-imizing regulatory intervention and lowering FDIC assessments.

At December 31, 1998, the Company achieved record shareholders' equity of $77.1 million. The Company's and its subsidiary bank's capital ratios not only ex-ceeded minimum regulatory guidelines, but also the FDIC criteria for "well-cap-italized" banks. As a result of loan growth, the risk weighted assets of the Bank have increased resulting in a decrease in the Bank's capital ratios. The Company is currently analyzing various sources of additional capital. See the "Regulatory Capital" note to the financial statements for required disclosures.

In 1998, cash dividends declared totaled $2,282,000, a 33% increase from 1997. The Board declared an increased quarterly cash dividend in October, 1998 based on strong earnings and capital. The new quarterly dividend paid in January, 1999, on the Class A common and common stock was $.10 per share and $.0825 per share, respectively. In 1997, cash dividends declared totaled $1,711,000, a 29% increase from 1996.

On January 28, 1997, the Company's Board of Directors authorized a stock repur-chase program. The program allowed the Company to repurchase up to 4%, or ap-proximately 270,000 shares, of its Class A or common stock through mid-1998. This program was completed in 1998.

On January 27, 1998, the Board of Directors authorized another stock repurchase program. The program allows the Company to repurchase up to an additional 200,000 shares of its Class A common stock through mid-1999. Repurchases can be made in the open market or through negotiated transactions from time to time depending on market conditions. The stock, if repurchased, will be held as treasury stock to be used for general corporate purposes. As of December 31, 1998, approximately 114,000 shares are available to be purchased; however, this program may not be completed.

Year 2000 Compliance

The Company, through its subsidiary bank, established a Year 2000 Task Force comprised of over thirty employees headed by senior officers from the Informa-tion Technology and Legal Departments. In accordance with the guidelines estab-lished by the Federal Financial Institutions Examination Council, the Task Force developed a project plan consisting of five phases: Awareness and Plan-ning, Assessment, Renovation, Validation and Implementation.

During the Awareness and Planning phase, the Company's Task Force was estab-lished. The Task Force coordinated and developed a comprehensive plan to insure that the Company's computer programs and systems become Year 2000 compliant. The Task Force conducted a Company-wide survey of all hardware and software programs and systems and designated a Task Force member to monitor Y2K compli-ance. This monitoring function included contacting vendors regarding their Y2K efforts and obtaining the vendors' certification that their systems are fully tested and Year 2000 compliant. The systems were prioritized into mission crit-ical, not-mission critical and, not-critical, and target dates for testing were established.

During the second phase, Assessment, the Task Force identified and prioritized all Bank systems and developed standard testing criteria. Mission critical sys-tems were given highest priority. The Bank completed its assessment of all com-puter programs and systems and physical facilities. Any new system acquired will be tested and certified Year 2000 compliant prior to use. The Bank also assessed the Year 2000 compliance of its corporate borrowers, pursuant to its Year 2000 credit policy. The Bank established criteria for identifying, moni-toring, and assessing the risks associated with its corporate borrowers' Year 2000 compliance.

During the Renovation phase, the Company continued to monitor the Year 2000 ef-forts of its vendors and customers. Time lines were established for installa-tion of vendor Year 2000 compliant system upgrades. The Bank's core data processing system, a mission critical system, is run on an IBM AS400, process-ing the Jack Henry Silverlake Software. The hardware is certified as Year 2000 compliant. The Bank tested the software during the week of February 8, 1999 and the preliminary results indicate that the system performed all functions in compliance with Year 2000; these results are consistent with the vendor's inde-pendent tests, as well as, the assurances received from the vendor.

                                                                              29
First Oak Brook Bancshares, Inc.

Management Discussion and Analysis

--------------------------------------------------------------------------------
Also during the Renovation Phase, the Company estimated the costs for Year 2000 testing and replacement of systems not Year 2000 compliant. The Company esti-mates that the out-of-pocket costs for testing will not exceed $100,000. Costs not quantified are the number of internal man-hours expended to assess, test and certify that the systems are Year 2000 compliant. The Company believes that the costs will not have a material effect on its costs of operations. Due to new releases of software provided by vendors, a number of systems became Year 2000 compliant, the costs of which were included under maintenance agreements. The Company's telephone voice response system and application processing system used for consumer auto loans and home equity credit lines, proved not to be Year 2000 compliant. The Company purchased a Year 2000 compliant voice response system and is currently negotiating the purchase of a new application process-ing system. The preliminary initial costs to replace these non-compliant sys-tems will be approximately $200,000. The Company will continue to expense costs for Year 2000 compliance as they occur consistent with generally accepted ac-counting principles.

The fourth phase, Validation, is still in process, as the Company is verifying system test results, in particular, its mission critical core data processing system. The validation of mission critical systems should be completed by April 30, 1999.

In the fifth and final phase, Implementation, the Company has been and will continue implementing for internal use only those systems certified to be Year 2000 compliant. Contingency plans have been developed and completed for all mission critical systems that were not fully validated. The Company has written business resumption plans for all mission critical systems, and these plans will be tested by June 30, 1999.

New Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board (FASB) issued Statement 131, "Disclosures about Segments of an Enterprise and Related Information". The provisions of this statement require disclosure of financial and descriptive information about an enterprise's operating segments in annual and interim fi-nancial reports issued to shareholders. The statement defines an operating seg-ment as a component of an enterprise that engages in business activities that generate revenue and incur expense, whose operating results are reviewed by the chief operating decision maker in the determination of resource allocation and performance, and for which discrete financial information is available. The Company has determined that it does not have separate operating segments and the disclosure requirements under this statement do not apply to the Company.

In June 1998, the FASB issued Statement 133, "Accounting for Derivatives and Hedging Transactions" (Statement 133). Statement 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, collectively referred to as deriva-tives, and for hedging activities. Statement 133 will not be effective for the Company until 2000 and is not anticipated to have a material effect on the fi-nancial statements of the Company.

In October 1998, the FASB issued Statement 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans held for Sale by a Mortgage Banking Enterprise" (Statement 134). Statement 134 requires that af-ter the securitization of mortgage loans held for sale, an entity engaged in mortgage banking activities classify the resulting mortgage-backed securities or other retained interests based on its ability and intent to sell or hold those investments, as described in Statement 115, "Accounting for Certain In-vestments in Debt and Equity Securities". Statement 134 shall be effective for fiscal years beginning after December 15, 1998 and is not expected to have a material effect on financial statements of the Company.
30
                                                First Oak Brook Bancshares, Inc.

Report of Independent Auditors

--------------------------------------------------------------------------------
Board of Directors and Shareholders
First Oak Brook Bancshares, Inc.:

We have audited the accompanying consolidated balance sheet of First Oak Brook Bancshares, Inc. and subsidiary as of December 31, 1998, and the related con-solidated statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying consolidated finan-cial statements of First Oak Brook Bancshares, Inc. and subsidiary as of Decem-ber 31, 1997, and for each of the years in the two-year period ended December 31, 1997, were audited by other auditors whose report thereon dated January 20, 1998, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing stan-dards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of mate-rial misstatement. An audit includes examining, on a test basis, evidence sup-porting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement pre-sentation. We believe that our audit provides a reasonable basis for our opin-ion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Oak Brook Bancshares, Inc. and subsidiary as of December 31, 1998, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/  KPMG LLP

Chicago, Illinois
February 5, 1999
                                                                              31
First Oak Brook Bancshares, Inc.

Consolidated Balance Sheets

--------------------------------------------------------------------------------

                                                                December 31,
(Dollars in thousands)                                         1998      1997
------------------------------------------------------------------------------
Assets
Cash and due from banks                                  $   41,759  $ 32,893
Federal funds sold                                              362        --
Interest-bearing deposits with banks                         11,402    10,239
Investment securities:
 Securities held-to-maturity, at amortized cost (fair
  value of $143,980 and $145,639 in 1998 and 1997,
  respectively)                                             141,253   142,682
 Securities available-for-sale, at fair value               156,421   159,416
Loans, net of unearned discount                             631,987   447,332
Less-allowance for loan losses                               (4,445)   (4,329)
------------------------------------------------------------------------------
 Net loans                                                  627,542   443,003
Premises and equipment, net                                  21,032    18,773
Other assets                                                  9,504     9,138
------------------------------------------------------------------------------
Total Assets                                             $1,009,275  $816,144
------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
Noninterest-bearing demand deposits                      $  187,209  $153,806
Interest-bearing deposits:
 Savings deposits and NOW accounts                          177,572   166,040
 Money market accounts                                       44,375    33,139
 Time deposits
  Under $100,000                                            181,924   113,839
  $100,000 and over                                         186,722   160,939
------------------------------------------------------------------------------
Total interest-bearing deposits                             590,593   473,957
------------------------------------------------------------------------------
Total deposits                                              777,802   627,763
Federal funds purchased and securities sold under
 agreements to repurchase                                    83,586    52,608
Treasury, tax and loan demand notes                           3,682    12,508
Federal Home Loan Bank borrowings                            57,500    42,500
Other liabilities                                             9,644     9,104
------------------------------------------------------------------------------
Total Liabilities                                           932,214   744,483
------------------------------------------------------------------------------
Shareholders' Equity:
 Preferred stock, series B, no par value, authorized--
  100,000 shares, issued--none                                   --        --
 Class A common stock, $2 par value, (aggregate
  liquidation preference of $11,588 or $3.16 per share)
  authorized--10,000,000 shares in 1998 and 8,000,000
  shares in 1997, issued--4,019,902 shares in 1998 and
  3,972,814 shares in 1997, outstanding--3,666,902
  shares in 1998 and 3,736,814 shares in 1997                 8,040     7,946
 Common stock, $2 par value, authorized--6,000,000
  shares, issued--3,263,354 shares in 1998 and 3,297,792
  shares in 1997, outstanding--2,915,938 shares in 1998
  and 2,949,746 shares in 1997                                6,527     6,596
 Surplus                                                     11,955    11,802
 Accumulated other comprehensive income, net of taxes         2,263     1,644
 Retained earnings                                           54,406    47,258
 Less cost of shares in treasury, 353,000 and 236,000
  Class A common shares in 1998 and 1997, respectively
  and 347,416 and 348,046 common shares in 1998 and
  1997, respectively                                         (6,130)   (3,585)
------------------------------------------------------------------------------
Total Shareholders' Equity                                   77,061    71,661
------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity               $1,009,275  $816,144
------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.
32
                                                First Oak Brook Bancshares, Inc.

Consolidated Statements of Income

--------------------------------------------------------------------------------

(Dollars in thousands except per share amounts)      Year Ended December 31,
                                                        1998    1997     1996
-----------------------------------------------------------------------------
Interest income:
 Interest on loans                                   $40,811 $36,305  $36,163
 Interest on securities:
  U.S. Treasury and Government agencies               14,127  14,412   12,139
  Obligations of states and political subdivisions     2,574   2,517    2,848
  Other securities                                     1,314     631      366
 Interest on Federal funds sold and securities
  purchased under agreements to resell                 2,106     460      943
 Interest on deposits with banks                         764     362       13
-----------------------------------------------------------------------------
Total interest income                                 61,696  54,687   52,472
Interest expense:
 Interest on savings deposits and NOW accounts         5,711   6,159    6,852
 Interest on money market accounts                     1,302   1,089      900
 Interest on time deposits                            20,016  16,125   14,786
 Interest on Federal funds purchased and securities
  sold under agreements to repurchase                  2,491   2,612    2,701
 Interest on treasury, tax and loan demand notes         523     489      357
 Interest on Federal Home Loan Bank borrowings         3,243     781       42
-----------------------------------------------------------------------------
Total interest expense                                33,286  27,255   25,638
-----------------------------------------------------------------------------
Net interest income                                   28,410  27,432   26,834
Provision for loan losses                                630   1,550    1,510
-----------------------------------------------------------------------------
Net interest income after provision for loan losses   27,780  25,882   25,324
-----------------------------------------------------------------------------
Other income:
 Service charges on deposit accounts                   3,190   2,730    2,381
 Investment management and trust fees                  1,048   1,025      653
 Merchant card processing fees                         1,329     964      511
 Income from revenue sharing agreement                   900     450       --
 Other operating income                                1,445   1,130    1,088
 Investment securities gains (losses), net                79      (9)      14
 Gain on sale of credit card portfolio                    --   9,251       --
-----------------------------------------------------------------------------
Total other income                                     7,991  15,541    4,647
-----------------------------------------------------------------------------
Other expenses:
 Salaries and employee benefits                       13,680  12,293   11,766
 Occupancy expense                                     1,566   1,457    1,430
 Equipment expense                                     1,906   1,566    1,737
 Data processing                                         776   1,301    1,625
 Postage, stationery and supplies                        834     768      752
 Advertising and business development                  1,090   1,191    1,205
 Merchant interchange expense                            994     697      311
 Other operating expenses                              1,577   1,435    1,609
-----------------------------------------------------------------------------
Total other expenses                                  22,423  20,708   20,435
-----------------------------------------------------------------------------
Income before income taxes                            13,348  20,715    9,536
Income tax expense                                     3,907   6,962    2,429
-----------------------------------------------------------------------------
Net income                                           $ 9,441 $13,753  $ 7,107
-----------------------------------------------------------------------------
Basic earnings per share                             $  1.42 $  2.09  $  1.06
-----------------------------------------------------------------------------
Diluted earnings per share                           $  1.39 $  2.03  $  1.03
-----------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.
                                                                              33
First Oak Brook Bancshares, Inc.

Consolidated Statements of Changes in Shareholders' Equity
--------------------------------------------------------------------------------

                                           Class A
                                      Common Stock       Common Stock
(Dollars in thousands
except                                                                          Accumulated Other                             Total
share and per share                             Par                Par              Comprehensive Retained  Treasury  Shareholders'
amounts)                             Shares   Value     Shares   Value  Surplus Income net of tax Earnings     Stock         Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995      3,677,364  $7,354  3,390,374  $6,781  $10,368      $  356       $29,636   $  (733)     $53,762
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income, net of tax
 Net income                                                                                         7,107                  7,107
 Unrealized holding loss
  during the period of
  $73, net of
  reclassification
  adjustment for gain
  included in net income
  of $10                                                                                (83)                                 (83)
                                                                                                                         -------
Total comprehensive
 income                                                                                                                    7,024
Conversion of common
 stock into Class A
 common stock                        31,600      64    (31,600)    (64)
Dividends declared                                                                                 (1,324)                (1,324)
Exercise of stock
 options                                                23,502      48      104                       (24)                   128
Purchase of treasury
 stock (3,000 shares of
 common stock)                                                                                                  (37)         (37)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996      3,708,964  $7,418  3,382,276  $6,765  $10,472      $  273       $35,395   $  (770)     $59,553
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income, net of tax
 Net income                                                                                        13,753                 13,753
 Unrealized holding gain
  during the period of
  $1,365, net of
  reclassification
  adjustment for loss
  included in net income
  of $6                                                                               1,371                                1,371
                                                                                                                         -------
Total comprehensive
 income                                                                                                                   15,124
Conversion of common
 stock into Class A
 common stock                       269,548     540   (269,548)   (540)
Dividends declared                                                                                 (1,711)                (1,711)
Exercise of stock
 options                             (5,698)    (12)   185,064     371    1,330                      (179)                 1,510
Purchase of treasury
 stock (2,992 shares of
 common and 236,000
 shares of Class A
 common)                                                                                                     (2,815)      (2,815)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997      3,972,814  $7,946  3,297,792  $6,596  $11,802      $1,644       $47,258   $(3,585)     $71,661
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income, net of tax
 Net income                                                                                         9,441                  9,441
 Unrealized holding gain
  during the period of
  $681, net of
  reclassification
  adjustment for gain
  included in net income
  of $52                                                                                619                                  619
                                                                                                                         -------
Total comprehensive
 income                                                                                                                   10,060
Conversion of common
 stock into Class A
 common stock                        47,088      94    (47,088)    (94)
Dividends declared                                                                                 (2,282)                (2,282)
Exercise of stock
 options                                                12,650      25      153                       (11)        9          176
Purchase of treasury
 stock
 (470 shares of common
 and 117,000 shares of
 Class A common)                                                                                             (2,554)      (2,554)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998      4,019,902  $8,040  3,263,354  $6,527  $11,955      $2,263       $54,406   $(6,130)     $77,061
-----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.
34
                                                First Oak Brook Bancshares, Inc.

Consolidated Statements of Cash Flows

--------------------------------------------------------------------------------

                                                    Year Ended December 31,
(Dollars in thousands)                               1998      1997      1996
------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income                                     $   9,441  $ 13,753  $  7,107
 Adjustments to reconcile net income to net
  cash provided by operating activities:
  Gain on credit card portfolio sale                   --    (9,251)       --
  Depreciation and amortization                     2,056     1,762     1,904
  Discount accretion                               (1,398)     (839)     (557)
  Premium amortization                              1,255     1,500     1,843
  Provision for loan losses                           630     1,550     1,510
  Deferred taxes                                   (1,039)      233      (286)
  Investment securities (gains) losses                (79)        9       (14)
  Revenue sharing agreement                           919       543        --
  Increase in other assets                         (2,240)   (1,803)     (287)
  Increase in other liabilities                     1,260     2,553       889
  Amortization of intangible assets                    42        43        70
------------------------------------------------------------------------------
Net cash provided by operating activities          10,847    10,053    12,179
Cash flows from investing activities:
 Purchase of interest bearing deposits with
  banks                                                --   (10,177)       --
 Purchase of securities held-to-maturity          (66,156)  (80,742)  (50,330)
 Purchase of securities available-for-sale       (151,125)  (85,931)  (79,094)
 Proceeds from maturities, calls and paydowns
  of securities held-to-maturity                   68,121    32,382    41,898
 Proceeds from maturities, calls and paydowns
  of securities available-for-sale                 48,327    47,549    30,073
 Proceeds from sales of securities available-
  for-sale                                        106,417    52,005    46,293
 Proceeds from credit card portfolio sale              --    64,000        --
 Increase in loans                               (185,169)  (83,248)  (58,769)
 Additions to premises and equipment               (4,315)   (3,065)   (1,475)
------------------------------------------------------------------------------
Net cash used in investing activities            (183,900)  (67,227)  (71,404)
Cash flows from financing activities:
 Increase in demand deposits                       33,403     6,309    19,261
 Increase (decrease) in savings and NOW
  accounts                                         11,532   (14,043)  (11,880)
 Increase in money market accounts                 11,236     1,112     5,433
 Increase (decrease) in time deposits              93,868   (13,918)   80,403
 Increase (decrease) in Federal funds purchased
  and securities sold under agreements to
  repurchase                                       30,978     9,403   (11,452)
 Increase (decrease) in treasury, tax and loan
  demand notes                                     (8,826)      526     5,937
 Proceeds from Federal Home Loan Bank
  borrowings                                       42,500    42,500        --
 Repayment of Federal Home Loan Bank borrowings   (27,500)       --    (3,500)
 Purchase of treasury stock                        (2,554)   (2,815)      (37)
 Exercise of stock options                            176     1,510       128
 Cash dividends                                    (2,282)   (1,711)   (1,324)
------------------------------------------------------------------------------
Net cash provided by financing activities         182,531    28,873    82,969
------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
 equivalents                                        9,478   (28,301)   23,744
Cash and cash equivalents at beginning of year     32,954    61,255    37,511
------------------------------------------------------------------------------
Cash and cash equivalents at end of year        $  42,432  $ 32,954  $ 61,255
------------------------------------------------------------------------------
Supplemental disclosures:
 Interest paid                                  $  32,697  $ 27,195  $ 24,495
 Income taxes paid                                  3,204     5,795     2,399
------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.
                                                                              35
First Oak Brook Bancshares, Inc.

Notes to Consolidated Financial Statements

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

The Company, through its subsidiary bank, operates in a single segment engaging in general retail and commercial banking business, primarily in the Chicago Metropolitan area. The services offered include demand, savings and time depos-its, corporate cash management services, commercial lending products such as commercial loans, mortgages and letters of credit, and personal lending prod-ucts such as residential mortgages, home equity lines and auto loans. The sub-sidiary bank has a full service investment management and trust department.

Use of Estimates: The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consoli-dated financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Securities: Securities are classified as held-to-maturity, avail-able-for-sale or trading at the time of purchase. Securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. All other securities are classified as available-for-sale and stated at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. The Company does not carry any se-curities for trading purposes.

The amortized cost of securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums to the earlier of maturity or call date, and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. The cost of securi-ties sold is based on the specific identification method.

Loan Fees and Related Costs: Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized as an adjustment of the related loan's yield over the contractual life of the loan using the level-yield method.

Allowance for Loan Losses: The allowance for loan losses is maintained at a level believed adequate by management to absorb estimated probable loan losses. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, peer loan loss experience, known and inherent risks in the portfolio, composition of the loan portfolio, current economic conditions, and other relevant factors. Loans which are determined to be uncollectible are charged off against the allowance for loan losses and re-coveries of loans that were previously charged off are credited to the allow-ance.

The Company's charge-off policy varies with respect to specific circumstances surrounding each loan under consideration. The Company's policy with respect to commercial, real estate, indirect auto and other loans is to charge-off on the basis of management's ongoing evaluation of collectibility. In addition, any loans which are classified as "loss" in regulatory examinations are charged off.

The Company records specific valuation allowances on commercial, commercial mortgage and construction loans when a loan is considered to be impaired. A loan is impaired when, based on an evaluation of current information and events, it is probable that the Company will not be able to collect all amounts due (principal and interest) pursuant to the original contractual terms. The Company measures impairment based upon the present value of expected future cash flows discounted at the loan's original effective interest rate or the fair value of the collateral if the loan is collateral dependent. Large groups of homogeneous loans, such as residential mortgage, home equity, indirect auto and consumer loans, are collectively evaluated for impairment. Interest income on impaired loans is recognized using either the cash basis method or a cost recovery method depending upon the circumstances.

Commercial, real estate, commercial mortgage and construction loans are placed on nonaccrual status when the collectibility of the contractual principal or interest is deemed doubtful by management or when the loan becomes 90 days or more past due and is not well secured or in the process of collection.

Premises and Equipment: Premises, leasehold improvements and equipment are stated at cost less accumulated depreciation and amortization. For financial reporting purposes, depreciation is charged to expense by the straight-line method over the estimated useful life of the asset. Leasehold improvements are amortized over a period not exceeding the term of the lease, including renewal option periods.
36
                                                First Oak Brook Bancshares, Inc.

--------------------------------------------------------------------------------

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

Earnings Per Share: Basic earnings per share (EPS) is computed by dividing net income by the weighted average number of common shares outstanding for the pe-riod. Diluted EPS is computed by dividing net income by the weighted average number of common shares adjusted for the dilutive effect of outstanding stock options.

Stock Options: The Company accounts for stock options in accordance with Ac-counting Principles Board Opinion No. 25, "Accounting for Stock Issued to Em-ployees" (APB 25). Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Comprehensive Income: In June 1997, the FASB issued Statement 130, "Reporting Comprehensive Income". This statement establishes standards for reporting the components of comprehensive income and requires that all items that are re-quired to be recognized under accounting standards as components of comprehen-sive income be included in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income consists of net income and net unrealized gains (losses) on available-for-sale securities and is presented in the Consolidated Statements of Changes in Stockholders' Eq-uity. The Company adopted the provisions of this statement in 1998. These dis-closure requirements had no impact on financial position or results of opera-tions.

Cash and Cash Equivalents: For purposes of the Consolidated Statements of Cash Flows, cash and cash equivalents include cash and due from banks, Federal funds sold, and interest bearing deposits with banks with original maturities of 90 days or less.

Reclassifications: Certain amounts in the 1997 and 1996 consolidated financial statements have been reclassified to conform to their 1998 presentation and re-stated to give effect to the 100% stock dividend declared on July 21, 1998.

--------------------------------------------------------------------------------

Note 2. Cash and Due From Banks

Cash and due from banks include reserve balances that the Company's subsidiary bank is required to maintain with the Federal Reserve Bank of Chicago. These required reserves are based principally on deposits outstanding. The average reserves required for the years ended December 31, 1998 and 1997 were
$3,118,000 and $7,746,000, respectively.
                                                                              37
First Oak Brook Bancshares, Inc.

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------
Note 3. Investment Securities

The aggregate amortized cost and fair values of securities, and gross unrealized gains and losses at December 31 follow:

                                                                     1998                                      1997
                                Amortized Unrealized Unrealized      Fair Amortized Unrealized Unrealized      Fair
(Dollars in thousands)               Cost      Gains     Losses     Value      Cost      Gains     Losses     Value
-------------------------------------------------------------------------------------------------------------------
Securities available-for-sale:
 U.S. Treasury                   $ 34,329     $  466       $ --  $ 34,795  $ 41,245     $  210      $ (99) $ 41,356
 U.S. Government agencies          60,986      1,892         --    62,878    67,384      1,531         (4)   68,911
 Agency mortgage-backed
  securities                       12,871         85        (83)   12,873    18,763        110        (66)   18,807
 Agency collateralized
  mortgage obligations              9,481         66         (3)    9,544     6,633         57         (7)    6,683
 Obligations of states and
  political subdivisions           19,728        983         (1)   20,710    18,419        914         (4)   19,329
 Corporate and other
  securities                       15,570         51         --    15,621     4,330         --         --     4,330
-------------------------------------------------------------------------------------------------------------------
  Total securities available-
   for-sale                      $152,965     $3,543       $(87) $156,421  $156,774     $2,822      $(180) $159,416
-------------------------------------------------------------------------------------------------------------------
Securities held-to-maturity:
 U.S. Treasury                   $ 15,608     $  175       $ --  $ 15,783  $ 29,258     $  249      $  --  $ 29,507
 U.S. Government agencies          39,919      1,160         --    41,079    44,819      1,381        (10)   46,190
 Agency mortgage-backed
  securities                        6,810        115         (1)    6,924    10,963        197         (1)   11,159
 Agency collateralized
  mortgage obligations              5,766         28         (6)    5,788    17,471         63        (15)   17,519
 Obligations of states and
  political subdivisions           35,326      1,149        (80)   36,395    28,021        852        (93)   28,780
 Corporate and other
  securities                       37,824        187         --    38,011    12,150        334         --    12,484
-------------------------------------------------------------------------------------------------------------------
  Total securities held-to-
   maturity                      $141,253     $2,814       $(87) $143,980  $142,682     $3,076      $(119) $145,639
-------------------------------------------------------------------------------------------------------------------

The amortized cost and fair values of investment securities at December 31, 1998, by contractual maturity, are shown below. Agency mortgage-backed securi-ties and collateralized mortgage obligations are presented in the table based on their estimated average lives, which will differ from contractual maturities due to principal prepayments. Other securities include corporate collateralized mortgage obligations, preferred stock and Federal Home Loan Bank of Chicago stock, which have no stated maturity date.


                                        Amortized     Fair
(Dollars in thousands)                       Cost    Value
----------------------------------------------------------
Securities available-for-sale:
 Due in one year or less                $ 39,439  $ 39,592
 Due after one year through five years    75,952    77,373
 Due after five years through ten years   31,239    33,011
 Over ten years                              765       824
 Other securities                          5,570     5,621
----------------------------------------------------------
                                        $152,965  $156,421
----------------------------------------------------------
Securities held-to-maturity:
 Due in one year or less                $ 63,287  $ 63,671
 Due after one year through five years    45,016    45,740
 Due after five years through ten years   29,263    30,812
 Over ten years                            3,687     3,757
----------------------------------------------------------
                                        $141,253  $143,980
----------------------------------------------------------

At December 31, 1998, investment securities with a book value of $230,920,000 were pledged as collateral to secure certain deposits and for other purposes as required by law.
38
                                                First Oak Brook Bancshares, Inc.

--------------------------------------------------------------------------------

Proceeds from sales of available-for-sale investments in debt and equity secu-rities during 1998, 1997 and 1996 were $106,417,000, $52,005,000 and
$46,293,000 respectively. Gross gains of $81,000 and gross losses of $2,000 were realized on those sales in 1998. Gross gains of $194,000 and gross losses of $203,000 were realized on those sales in 1997. Gross gains of $21,000 and gross losses of $7,000 were realized on those sales in 1996.
--------------------------------------------------------------------------------

Note 4. Loans

Loans outstanding at December 31 follow:

(Dollars in thousands)                 1998      1997
------------------------------------------------------
Commercial                         $108,685  $ 54,658
Real estate loans--
 Construction and land acquisition   42,342    36,525
 Commercial mortgage                113,671    73,376
 Residential mortgage               117,438    96,766
 Home equity loans                   73,149    65,273
Indirect automobile loans           165,341   105,807
Consumer loans                       11,993    15,563
------------------------------------------------------
 Total loans                        632,619   447,968
Less unearned discount                 (632)     (636)
------------------------------------------------------
 Loans, net of unearned discount   $631,987  $447,332
------------------------------------------------------

The Company originates real estate, commercial and consumer loans primarily within the Chicago Metropolitan area. Generally, real estate and consumer loans are secured by various items of property such as first and second mortgages, automobiles and cash collateral. Substantially all of the commercial portfolio is secured by business assets.

Loans secured by residential real estate are expected to be paid by the borrow-ers' cash flows or proceeds from the sale or refinancing of the underlying real estate. Such loans are primarily secured by real estate within the Chicago Met-ropolitan area. Performance of these loans may be affected by conditions influ-encing the local economy and real estate market. However, the Company's loan policy generally requires that the loan to value ratio should not exceed eighty percent of the appraised value of the real estate.

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

A summary of these commitments to extend credit at December 31 follows:

(Dollars in thousands)                    1998     1997
-------------------------------------------------------
Commercial                            $ 64,364 $ 46,831
Commercial mortgage                     39,973   37,834
Home equity                             94,500   80,338
Check credit                               872      969
-------------------------------------------------------
Total commitments to extended credit  $199,709 $165,972
-------------------------------------------------------

An analysis of the allowance for loan losses follows:

(Dollars in thousands)          1998     1997     1996
-------------------------------------------------------
Balance at beginning of year  $4,329  $ 4,109  $ 3,932
Provision for loan losses        630    1,550    1,510
Recoveries                       215      175      178
Charge-offs                     (729)  (1,505)  (1,511)
-------------------------------------------------------
Balance at end of year        $4,445  $ 4,329  $ 4,109
-------------------------------------------------------

                                                                              39
First Oak Brook Bancshares, Inc.

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------
The Company had no nonaccrual loans or impaired loans, as defined, at December 31, 1998 or 1997. The average balance of impaired loans was $835,000 and $2,127,000 for 1997 and 1996, respectively. There were no impaired loans during 1998. The Company did not recognize any interest income associated with im-paired loans during 1998, 1997 or 1996. If interest had been accrued at its original term, such income would have approximated $52,000 in 1997 and $101,000 in 1996.
--------------------------------------------------------------------------------

Note 5. Premises and Equipment

A summary of premises and equipment at December 31 follows:

(Dollars in thousands)                                         1998      1997
------------------------------------------------------------------------------
Land                                                       $  3,552  $  3,272
Buildings and improvements                                   17,420    15,270
Construction in progress                                        724     1,347
Leasehold improvements                                          997       997
Data processing equipment, office equipment and furniture    13,073    10,739
------------------------------------------------------------------------------
                                                             35,766    31,625
Less accumulated depreciation and amortization              (14,734)  (12,852)
------------------------------------------------------------------------------
Premises and equipment, net                                $ 21,032  $ 18,773
------------------------------------------------------------------------------

The Company has entered into a number of noncancellable operating lease agree-ments for certain of its subsidiary bank's office premises. The minimum annual net rental commitments under these leases at December 31, 1998, are as follows:

        (Dollars
        in
        thousands)
        -----------------
        1999         $144
        2000          100
        2001           48
        2002           33
        2003            8
        -----------------
                     $333
        -----------------

Total rental expense for 1998, 1997 and 1996 was approximately $194,000, $194,000 and $193,000 respectively, which included payment of certain occupancy expenses as defined in the lease agreements.

The Company's aggregate future minimum net rentals to be received under noncancellable leases from third party tenants which expire in 2001 are as fol-lows:

        (Dollars
        in
        thousands)
        -----------------
        1999         $328
        2000          337
        2001          312
        -----------------
                     $977
        -----------------

The Company also receives reimbursement from its tenants for certain occupancy expenses including taxes, insurance and operational expenses, as defined in the lease agreements.

40
                                                First Oak Brook Bancshares, Inc.

--------------------------------------------------------------------------------
Note 6. Borrowings

The Company's borrowings at December 31, 1998 and 1997 consisted of Federal funds purchased, securities sold under repurchase agreements (repos), treasury, tax and loan notes and Federal Home Loan Bank borrowings. The Federal funds purchased generally represent one day borrowings obtained from correspondent banks. The repos represent borrowings which have maturities within one year and are secured by U.S. Treasury and agency securities. A summary of borrowings follows:

(Dollars in thousands)     1998        1997
--------------------------------------------

Federal Home Loan Bank borrowings:

At December 31            $57,500  $ 42,500
Average rate at year-end     5.72%     5.74%
--------------------------------------------

Federal funds purchased, repos and treasury, tax and demand notes:

At December 31                $87,268  $ 65,116
Average during the year        59,110    59,881
Maximum month-end balance      87,268    76,158
Average rate at year-end         5.09%     5.79%
Average rate during the year     5.10%     5.18%
------------------------------------------------

Federal Home Loan Bank borrowings at December 31, 1998 follows (dollars in thousands):

                                 Interest
       Amount                        Rate                                   Maturity
      ----------------------------------------------------------------------------------------
       $ 5,000                     5.48%                                    February 22, 2000
         5,000                     5.71                                     June 18, 2002
         5,000                     6.41                                     September 25, 2002
        10,000                     5.84                                     February 19, 2003
         1,500                     5.43                                     November 20, 2003
        10,000                     5.97                                     February 19, 2005
        15,000                     5.23                                     January 12, 2008
         6,000                     6.04                                     February 19, 2008
      ----------------------------------------------------------------------------------------
       $57,500
      ----------------------------------------------------------------------------------------

The borrowings due on February 22, 2000 and June 18, 2002 are callable on Feb-ruary 21, 1999 and March 17, 1999 respectively.

The Company has adopted a collateral pledge agreement whereby the Company has agreed to keep on hand, at all times, free of all other pledges, liens, and en-cumbrances, first mortgage residential loans with unpaid principal balances ag-gregating no less than 167% of the outstanding borrowings from the Federal Home Loan Bank of Chicago (FHLB). All stock in the FHLB of Chicago, totaling $4.8 million and $3.8 million at December 31, 1998 and 1997, respectively, is pledged as additional collateral for these borrowings.

The Company has a revolving credit arrangement with a third party unaffiliated bank for $5 million which matures on May 1, 1999. The line was unused during 1998 and 1997.
                                                                              41
First Oak Brook Bancshares, Inc.

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------
Note 7. Income Taxes

The components of income tax expense for the years ended December 31 follow:

(Dollars in thousands)           1998    1997   1996
-----------------------------------------------------
Current                       $ 4,946  $6,729 $2,715
Deferred provision (benefit)   (1,039)    233   (286)
-----------------------------------------------------
 Total income tax expense     $ 3,907  $6,962 $2,429
-----------------------------------------------------

The net deferred tax assets (liabilities) at December 31 consisted of the fol-lowing:

(Dollars in thousands)                               1998   1997
-----------------------------------------------------------------
Gross deferred tax liabilities:
 Unrealized gains on securities available-for-sale $1,193 $  847
 Accretion of discount on securities                  206    539
 Depreciation                                         713    653
 Amortization of intangible assets                     --      8
 Book over tax basis of land                          205    205
 Deferred loan costs                                  371    188
 Other, net                                           252    (21)
-----------------------------------------------------------------
  Total deferred tax liabilities                    2,940  2,419
Gross deferred tax assets:
 Book over tax loan loss reserve                    1,763  1,717
 Revenue sharing agreement                            920     --
 Retirement plan                                      246    280
 Deferred expenses                                    265    156
-----------------------------------------------------------------
  Total deferred tax assets                         3,194  2,153
-----------------------------------------------------------------
  Net deferred tax assets (liabilities)            $  254 $ (266)
-----------------------------------------------------------------

No valuation allowance related to deferred tax assets has been recorded at De-cember 31, 1998 and 1997 as management believes it is more likely than not that the deferred tax assets will be fully realized.

The effective tax rates for 1998, 1997 and 1996 were 29.3%, 33.6% and 25.5% re-spectively. Income tax expense was less than the amount computed by applying the Federal statutory rate of 35% in 1998 and 1997 and 34% (for companies with taxable income less than $10 million) in 1996 due to the following:

(Dollars in thousands)                                    1998    1997    1996
-------------------------------------------------------------------------------
Tax expense at statutory rate                           $4,672  $7,250  $3,243
Increase (decrease) in taxes resulting from:
 Income from obligations of states and political
  subdivisions and certain loans not subject to Federal
  income taxes                                            (872)   (870)   (873)
 State income taxes                                        147     430      --
 Other, net                                                (40)    152      59
-------------------------------------------------------------------------------
 Total income tax expense                               $3,907  $6,962  $2,429
-------------------------------------------------------------------------------

Note 8. Shareholders' Equity

Each share of Class A common stock is entitled to one-twentieth of one vote and a cash dividend of at least 120% of the dividend declared on the common stock. Holders of the Class A common stock, upon liquidation of the Company, are enti-tled to receive an aggregate amount per share equal to the $3.16 offering price of the Class A common stock before any amount is paid to holders of the common stock. The common stock is convertible into Class A common stock on a one-for-one basis at any time.

At December 31, 1998, the Company has reserved for issuance 657,248 shares of common stock for the Stock Option Plan and 3,920,602 shares of Class A common stock for conversions of common stock into Class A common stock.

42
                                                First Oak Brook Bancshares, Inc.

--------------------------------------------------------------------------------
Payment of dividends by the Company's subsidiary bank is subject to both Fed-eral and state banking laws and regulations that limit the amount of dividends that can be paid by the bank without prior regulatory approval. At December 31, 1998, $19,982,000 of undistributed earnings was available for the payment of dividends by the subsidiary bank without prior regulatory approval.

On July 21, 1998, the Board declared a 100% stock dividend on Common and Class
A common stock which was distributed on September 3, 1998 to shareholders of record on August 20, 1998. All share and per share amounts for each period pre-sented have been restated to reflect the stock split effected in the form of a dividend.
--------------------------------------------------------------------------------

Note 9. Regulatory Capital

The Company and its bank subsidiary are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet min-imum capital requirements can initiate certain mandatory, and possibly addi-tional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital ad-equacy guidelines and the regulatory framework for prompt corrective action, the Company and its bank subsidiary must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Regulations require the Company and its bank subsidiary to maintain minimum amounts of total and Tier 1 capital, minimum ratios of total and Tier 1 capital to risk-weighted assets, and a minimum ratio of Tier 1 capital to average as-sets to ensure capital adequacy. Management believes, as of December 31, 1998 and 1997, that the Company and its bank subsidiary meet all capital adequacy requirements to which they are subject.

The Company and its bank subsidiary's actual capital amounts and ratios are presented in the following table. As of December 31, 1998 and 1997, the most recent regulatory notification categorized the bank subsidiary as well capital-ized. There are no conditions or events since that notification that management believes have changed the institution's category.

                                                    Capital Required To Be
                                           ---------------------------------
                                              Adequately
                                   Actual    Capitalized   Well Capitalized
                                       -------------------------------------
(Dollars in thousands)       Amount Ratio   Amount Ratio     Amount   Ratio
----------------------------------------------------------------------------
As of December 31, 1998:
Total Capital (to Risk
 Weighted Assets)
 Consolidated               $79,242 10.80% $58,678     8% $  73,349      10%
 Oak Brook Bank              74,724 10.20   58,600     8     73,249      10
Tier 1 Capital (to Risk
 Weighted Assets)
 Consolidated               $74,798 10.20% $29,339     4% $  44,009       6%
 Oak Brook Bank              70,279  9.59   29,300     4     43,950       6
Tier 1 Capital (to Average
 Assets)
 Consolidated               $74,798  7.61% $39,290     4% $  49,113       5%
 Oak Brook Bank              70,279  7.16   39,247     4     49,059       5

As of December 31, 1997:
Total Capital (to Risk
 Weighted Assets)
 Consolidated               $74,317 14.55% $40,867     8% $  51,084      10%
 Oak Brook Bank              67,602 13.25   40,823     8     51,029      10
Tier 1 Capital (to Risk
 Weighted Assets)
 Consolidated               $69,988 13.70% $20,433     4% $  30,650       6%
 Oak Brook Bank              63,273 12.40   20,412     4     30,618       6
Tier 1 Capital (to Average
 Assets)
 Consolidated               $69,988  8.57% $32,650     4% $  40,812       5%
 Oak Brook Bank              63,273  7.76   32,625     4     40,781       5
----------------------------------------------------------------------------

                                                                              43
First Oak Brook Bancshares, Inc.

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------
Note 10. Earnings Per Share

The following table sets forth the computation for basic and diluted earnings per share for the years ended December 31, 1998, 1997, and 1996:

                                                  1998        1997       1996
-----------------------------------------------------------------------------
Net income                                  $9,441,000 $13,753,000 $7,107,000
-----------------------------------------------------------------------------
Denominator for basic earnings per share-
 weighted average shares outstanding         6,649,075   6,583,356  6,729,702
Effect of diluted securities:
 Stock options issued to employees and
  directors                                    162,266     194,871    156,536
-----------------------------------------------------------------------------
Denominator for diluted earnings per share   6,811,341   6,778,227  6,886,238
Earnings per share:
 Basic                                      $     1.42 $      2.09 $     1.06
 Diluted                                    $     1.39 $      2.03 $     1.03
-----------------------------------------------------------------------------

At December 31, 1998 there were on average 5,392 options outstanding that were not included in diluted earnings per share because their effect would be antidilutive. There were no such options at December 31, 1997 or 1996.
--------------------------------------------------------------------------------

Note 11. Contingencies

The Company and its subsidiary bank are not subject to any material pending or threatened legal actions as of December 31, 1998.

The Company is a party to a revenue sharing agreement in connection with the sale in 1997 of the Company's credit card portfolio. Under this agreement, the Company will share the revenue from the sold portfolio for each of the five twelve month periods beginning July, 1997, subject to a maximum annual payment of $900,000. Income recognized in accordance with the revenue sharing agreement amounted to $900,000 in 1998 and $450,000 in 1997.
--------------------------------------------------------------------------------

Note 12. Stock-Based Compensation

The Company has a nonqualified stock option plan for officers and directors. Options may be granted at a price not less than the market value on the date of grant, and are subject to a 3-year vesting for outside directors or a 5-year vesting schedule for all others and are exercisable, in part, beginning at least one year following the date of grant and no later than ten years from date of grant.

Pro forma information regarding net income and earnings per share is required by Statement No. 123 "Accounting for Stock-Based Compensation" and has been de-termined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1998, 1997 and 1996, respective-ly: risk-free interest rates of 5.0%, 5.5% and 6.4%; dividend yields of 2.3%, 3.3% and 3.1%; volatility factor of the expected market price of the Company's common stock of 30%, 18% and 18%; and a weighted-average expected life of the option of 5 years.

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

44
                                                First Oak Brook Bancshares, Inc.

-------------------------------------------------------------------------------
For the purposes of pro forma disclosures, the estimated fair value of the op-tions is amortized to expense over the options' vesting period. The Company's pro forma information follows (dollars in thousands, except for earnings per share):

                                                         1998    1997   1996
----------------------------------------------------------------------------
Net income as reported                                 $9,441 $13,753 $7,107
Pro forma net income                                   $9,324 $13,692 $7,071
Earnings per share as reported:
 Basic                                                 $ 1.42 $  2.09 $ 1.06
 Diluted                                               $ 1.39 $  2.03 $ 1.03
Pro forma earnings per share:
 Basic                                                 $ 1.40 $  2.08 $ 1.05
 Diluted                                               $ 1.37 $  2.02 $ 1.02
Weighted-average fair value of options granted during
 the year:                                             $ 5.82 $  2.37 $ 2.23
----------------------------------------------------------------------------

A summary of the Company's stock option activity, and related information for the year ended December 31 follows:

                                      1998                1997               1996
                                 Weighted-           Weighted-          Weighted-
                                   Average             Average            Average
                                  Exercise            Exercise           Exercise
                        Options      Price  Options      Price Options      Price
---------------------------------------------------------------------------------
Outstanding at the
 beginning of the year  416,774   $ 8.48    619,238    $7.02   543,738    $6.03
Granted                  54,500    21.42      3,000    13.88   105,002    11.40
Exercised               (13,750)    8.00   (185,064)    3.55   (23,502)    2.76
Forfeited                (8,900)   12.29    (20,400)    9.90    (6,000)   10.25
---------------------------------------------------------------------------------
Outstanding at the end
 of the year            448,624   $ 9.99    416,774    $8.48   619,238    $7.02
---------------------------------------------------------------------------------
Exercisable at the end
 of the year            279,424   $ 7.59    226,694    $6.96   338,088    $4.63
---------------------------------------------------------------------------------

Exercise prices for options outstanding as of December 31, 1998 ranged from $2.62 to $24.00 per share. The weighted-average remaining contractual life of those options is 6.3 years.
-------------------------------------------------------------------------------

Note 13. Employee Benefit Plans

The Company has a 401(k) savings plan that allows eligible employees to defer a percentage of their salary, not to exceed 10%, which will be matched by the Company based on a formula tied to Company profits. The maximum Company lia-bility is 4% of aggregate eligible salaries. For 1998, 1997 and 1996, the Company's contributions to the plan were $287,000, $255,000, and $246,000, re-spectively.

The Company also has a profit sharing plan, under which the Company, at its discretion, could contribute up to the maximum amount deductible for the year. The Company contributed $172,000 in 1998, $139,000 in 1997 and $128,000 in
1996.

The Company also entered into supplemental pension agreements with certain ex-ecutive officers. Under these agreements, the Company is obligated to provide at a prescribed retirement date, a supplemental pension based upon a percent-age of executive officer's final base salary. For 1998, 1997, and 1996, the Company's expense for this plan was $162,000, $154,000, and $146,000, respec-tively.

During 1997, the Company adopted an executive deferred compensation plan. The purpose of this non-qualified plan is to allow certain executive officers the opportunity to maximize their elective contributions to the 401(k) savings plan and provide contributions notwithstanding certain restrictions or limita-tions in the Internal Revenue Code. The Company's expense for this plan was $139,000 in 1998 and $37,000 in 1997.
                                                                             45
First Oak Brook Bancshares, Inc.

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------
Note 14. Related Party Transactions

The Company's bank subsidiary has made, and expects in the future to continue to make, loans to the directors, executive officers and associates of the Bank and the Company. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties and do not involve more than normal risk of collectibility. The aggregate amount of these loans was $9,124,000 and $8,145,000 at December 31, 1998 and 1997, respectively. During 1998, new related party loans totaled $2,042,000 and repayments totaled $1,063,000.

Certain principal shareholders of the Company are also principal shareholders of Amalgamated Investments Company, parent of Amalgamated Bank of Chicago. The Company's subsidiary bank periodically enters into loan participations with Amalgamated Bank of Chicago. At December 31, 1997, the Company had outstanding loan participations sold of $4,231,000 and no loan participations purchased from Amalgamated Bank of Chicago. At December 31, 1998, there were no related party loan participations.
--------------------------------------------------------------------------------

Note 15. Fair Value of Financial Instruments

Fair Value of Financial Instruments: Statement of Financial Accounting Stan-dards No. 107, "Disclosures about Fair Value of Financial Instruments," re-quires the disclosure of the fair value of certain financial instruments. Fair value of a financial instrument is defined as the amount at which the instru-ment could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

 Cash and cash equivalents: The carrying amounts reported on the balance sheet for cash and short-term instruments approximate those assets' fair values.

 Interest-bearing deposits with banks: The fair value of interest-bearing de-posits with banks is estimated using a discounted cash flow calculation that utilizes interest rates currently being offered for similar maturities.

 Investment securities: Fair values for investment securities are based on quoted market prices.

 Loans: For variable rate loans that reprice frequently and with no signifi-cant change in credit risk, fair values are based on carrying amounts. The fair value for all other loans is estimated using discounted cash flow analy-ses, which use interest rates currently being offered for similar loans of similar credit quality. The fair value does not include potential premiums available in a portfolio sale.

 Accrued interest receivable: The carrying amounts of accrued interest receiv-able approximate fair value.

 Deposit liabilities: The fair values for certain deposits (e.g., interest and noninterest-bearing demand deposits, savings deposits and NOW accounts) are, by definition, equal to the amount payable on demand. The fair value esti-mates do not include the intangible value of the existing customer base. The carrying amounts for variable rate money market accounts approximate their fair values. Fair values for time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of aggregated expected monthly maturities.

 Short-term debt: The carrying amounts of Federal funds purchased, overnight repurchase agreements and Treasury, tax and loan demand notes approximate their fair values. The fair values of term repurchase agreements are esti-mated using a discounted cash flow calculation that utilizes interest rates currently being offered for similar maturities.

 Federal Home Loan Bank borrowings: The fair value of the Federal Home Loan Bank borrowings is estimated using a discounted cash flow calculation that utilizes interest rates currently being offered for similar maturities.

 Accrued interest payable: The carrying amounts of accrued interest payable approximate fair-value.

 Off-balance sheet instruments: Fair values for the Company's off-balance sheet instruments (letters of credit and lending commitments) are generally based on fees currently charged to enter into similar agreements.

 Limitations: The assumptions and estimates used in the fair value determina-tion process are subjective in nature and involve uncertainties and signifi-cant judgment and, therefore, fair values cannot be determined with preci-sion. Changes in assumptions could significantly affect these estimated val-ues.

46
                                                First Oak Brook Bancshares, Inc.

--------------------------------------------------------------------------------
The estimated fair values of the Company's significant financial instruments as of December 31, 1998 and 1997, are as follows:

                                                       1998             1997
                                           Carrying    Fair Carrying    Fair
(Dollars in thousands)                       Amount   Value   Amount   Value
----------------------------------------------------------------------------
Financial Assets
 Cash and due from banks and federal funds
  sold                                     $42,121  $42,121 $32,893  $32,893
 Interest-bearing deposits with banks       11,402   11,509  10,239   10,411
 Investment securities                     297,674  300,401 302,098  305,055
 Loans                                     631,987  633,822 447,332  447,438
 Accrued interest receivable                 6,636    6,636   6,998    6,998
Financial Liabilities
 Time deposits                             368,646  372,255 274,778  276,121
 Other deposits                            409,156  409,156 352,985  352,985
 Short-term debt                            87,268   87,276  65,116   65,103
 Federal Home Loan Bank borrowings          57,500   58,021  42,500   42,348
 Accrued interest payable                    3,513    3,513   2,924    2,924
Off-balance sheet commitments
 Commercial                                    --       134     --        90
 Home equity                                   --        81     --        93
 Check credit                                  --        17     --        20
----------------------------------------------------------------------------

Note 16. Parent Company Only Financial Information

The following are the condensed balance sheets, statements of income and cash flows for First Oak Brook Bancshares, Inc.:

Balance Sheets (Parent Company Only)

                                                         December 31,
(Dollars in thousands)                                   1998    1997
---------------------------------------------------------------------
Assets
 Cash and cash equivalents on deposit with subsidiary $ 4,993 $ 7,363
 Investment in subsidiary                              72,519  64,965
 Securities available-for-sale                            785     501
 Due from subsidiary                                      588     487
 Equipment, net                                            22      44
 Other assets                                             258      61
---------------------------------------------------------------------
  Total assets                                        $79,165 $73,421
---------------------------------------------------------------------
Liabilities and Shareholders' equity
 Other liabilities                                    $ 2,104 $ 1,760
---------------------------------------------------------------------
Total liabilities                                       2,104   1,760
 Shareholders' equity                                  77,061  71,661
---------------------------------------------------------------------
  Total Liabilities and Shareholders' equity          $79,165 $73,421
---------------------------------------------------------------------

                                                                              47
First Oak Brook Bancshares, Inc.

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------
Statements of Income (Parent Company Only)

                                                          Year Ended December
                                                                          31,
(Dollars in thousands)                                    1998    1997   1996
-----------------------------------------------------------------------------
Income:
 Dividends from subsidiary                              $5,425 $ 5,094 $2,108
 Other income                                            1,060   1,067  2,140
-----------------------------------------------------------------------------
  Total income                                           6,485   6,161  4,248
-----------------------------------------------------------------------------
Expenses:
Other expenses                                           2,158   2,978  2,740
-----------------------------------------------------------------------------
  Total expenses                                         2,158   2,978  2,740
-----------------------------------------------------------------------------
Income before income taxes and equity in undistributed
 net income of subsidiary                                4,327   3,183  1,508
 Income tax benefit                                        363     753    186
-----------------------------------------------------------------------------
Income before equity in undistributed net income of
 subsidiary                                              4,690   3,936  1,694
 Equity in undistributed net income of subsidiary        4,751   9,817  5,413
-----------------------------------------------------------------------------
Net income                                              $9,441 $13,753 $7,107
-----------------------------------------------------------------------------

Statements of Cash Flows (Parent Company Only)

                                                         Year Ended December
                                                                         31,
(Dollars in thousands)                                   1998     1997    1996
-------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income                                            $9,441  $13,753  $7,107
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Depreciation                                             27       27      43
  Investment securities losses                            --       --        7
  Decrease (increase) in other assets                    (299)     (39)     22
  Increase in other liabilities                           332      599     371
  Decrease (increase) in due from subsidiary             (101)    (391)    714
  Equity in undistributed net income of subsidiary     (4,751)  (9,817) (5,413)
  Amortization of intangible assets                        29       43      70
  Other                                                   115       75     (48)
-------------------------------------------------------------------------------
Net cash provided by operating activities               4,793    4,250   2,873
Cash flows from investing activities:
  Purchases of available-for-sale securities             (488)    (248) (7,157)
  Sales of available-for-sale securities                  240    1,493   7,125
  Additions to equipment                                   (5)     --      (38)
-------------------------------------------------------------------------------
Net cash provided by (used in) investing activities      (253)   1,245     (70)
Cash flows from financing activities:
  Exercise of stock options                               176    1,510     128
  Purchase of treasury stock                           (2,554)  (2,815)    (37)
  Cash dividends                                       (2,282)  (1,711) (1,324)
  Capital contribution to subsidiary                   (2,250)  (2,000)    --
-------------------------------------------------------------------------------
Net cash used in financing activities                  (6,910)  (5,016) (1,233)
  Net increase (decrease) in cash and cash equivalents (2,370)     479   1,570
  Cash and cash equivalents at beginning of year        7,363    6,884   5,314
-------------------------------------------------------------------------------
Cash and cash equivalents at end of year               $4,993  $ 7,363  $6,884
-------------------------------------------------------------------------------

48
                                                First Oak Brook Bancshares, Inc.

Corporate and Shareholder Information

--------------------------------------------------------------------------------
Directors and Officers
Executive Officer Directors
Eugene P. Heytow, Chairman of the Board and Chief Executive Officer
Richard M. Rieser, Jr., President
Frank M. Paris, Vice Chairman
Non-Officer Directors
Miriam Lutwak Fitzgerald, M.D.
Stuart I. Greenbaum, Dean of Olin School of Business, Washington University Michael L. Stein, Executive Vice President and Director, Brownson, Rehmus, &
 Foxworth, Inc. (Financial counseling)
Geoffrey R. Stone, Provost of the University of Chicago
Robert M. Wrobel, President, Amalgamated Bank of Chicago

Senior Corporate Officers
Rosemarie Bouman, Vice President and Chief Financial Officer
Mary C. Carnevale, Vice President and Chief Human Resources Officer
George C. Clam, Vice President and Chief Banking Officer
William E. Navolio, Vice President, General Counsel, and Secretary
--------------------------------------------------------------------------------
Class A Common Stock
The Company's Class A Common Stock is listed on The Nasdaq Stock Market(R). As of January 31, 1999, there were approximately 170 holders of record of Class A Common Stock; however, the Company believes the number of beneficial owners is substantially greater. Current market makers in the Class A Common Stock are ABN AMRO Inc.; Everen Securities, Inc. and Howe Barnes Investments, Inc.

--------------------------------------------------------------------------------
Corporate Office
The Corporate Office is located at 1400 Sixteenth Street, Oak Brook, Illinois 60523. The telephone number is (630) 571-1050. You can e-mail us at
obb@obb.com.
--------------------------------------------------------------------------------
Nasdaq Symbol for Class A Common Stock
FOBBA

--------------------------------------------------------------------------------
Transfer Agent and Registrar
The Transfer agent and registrar is Oak Brook Bank, 1400 Sixteenth Street, Oak Brook, Illinois 60523.

--------------------------------------------------------------------------------
Annual Meeting
The Annual Meeting of Shareholders will be held at 10 a.m. on Tuesday, May 4, 1999, in the Conference Center at 1400 Sixteenth Street, Oak Brook, Illinois 60523.
Common Stock
The Company's Common Stock is traded in the over-the-counter market through market makers. As of January 31, 1999, there were approximately 187 holders of record of Common Stock.

Since the offering of the Class A Common Stock there has been limited trading of the Common Stock; therefore, prices of the Common Stock are not shown. The Common Stock is, however, convertible on a one-for-one basis into the Class A Common Stock. As of January 31, 1999, a total of 2,103,206 shares of Common Stock have been converted into Class A Common Stock.

--------------------------------------------------------------------------------
Form 10-K
Any individual requesting a copy of the Company's 1998 Form 10-K Annual Report filed with the Securities and Exchange Commission may obtain it without charge by writing to Rosemarie Bouman, Vice President and Chief Financial Officer, at the Corporate Office. The 1998 Form 10-K may also be obtained from the SEC's EDGAR database which is directly linked to the Company's Web site at http://www.obb.com.

First Oak Brook Bancshares, Inc.