Form 10-K, Exhibit 13
period 1999-12-31
FIRST OAK BROOK BANCSHARES INC
filed 2000-03-30
CIK 717837

                          1999 Summary Annual Report



www.firstoakbrook.com...........................................................

First Oak Brook Bancshares, Inc., organized in 1983 and publicly-traded since 1985, is a $1.15 billion asset bank holding company. Its subsidiary, Oak Brook Bank, operates primarily in the affluent and growing western suburbs of Chicago.

--------------------------------------------------------------------------------
Contents

Financial Highlights.......................................................    3
Management Letter..........................................................    4
1999 Financial Highlights..................................................    5
1999 Shareholder Highlights................................................    6
1999 Other Highlights......................................................    8
2000 Initiatives...........................................................    9
10-year Summary of Financial Data..........................................   10
Balance Sheets and Statements of Income....................................12,13
A Guide to Our Company.....................................................   14
Directors and Officers.....................................................   18
Independent Auditors' Report...............................................   18
Shareholder Information....................................................   19

Forward-Looking Statements

This summary annual report to shareholders contains certain forward looking statements consisting of estimates with respect to the financial condition, results of operations and business of the Company that are subject to various factors which could cause actual results to differ from these estimates. These factors include, but are not limited to, changes in: general economic conditions, interest rates, legislative or regulatory changes, loan demand, depositor preferences and the ability to attract and retain experienced senior management. Therefore, there can be no assurances that future actual results will correspond to these forward-looking statements.


                                                First Oak Brook Bancshares, Inc.
--------------------------------------------------------------------------------
Financial Highlights

                                                At and for the year ended December 31,
(Dollars in thousands except per share amounts)                     1999          1998
Net Income
Net income                                                    $   10,546    $    9,441

Per Share
Basic earnings per share                                      $     1.60    $     1.42
Diluted earnings per share                                          1.57          1.39
Book value at year-end                                             12.04         11.46
Market price at year-end (1)                                       18.50         18.50
Cash dividends paid (1)                                              .40          .345

Balance Sheet Highlights
Total assets                                                  $1,146,356    $1,009,275
Loans, net of unearned discount                                  719,969       631,987
Demand deposits                                                  196,243       187,209
Total deposits                                                   894,072       777,802
Shareholders' equity                                              79,999        77,061

Performance Ratios
Return on average assets                                             .99%         1.02%
Return on average equity                                           13.30%        12.74%

(1) On May 4, 1999, the shareholders approved the reclassification of the Common stock into the Class A common stock on a one for one basis. As a result, the Class A common stock is now the only class of outstanding common stock and has been renamed "Common" stock. Historical dividend and price information shown is that of the former Class A common stock.

--------------------------------------------------------------------------------
Management Letter


For the first time, we are presenting a Summary Annual Report because, we believe, it's simpler and clearer. In it we've included most of what you would want to know about us. For those who want more details, you can find them in our SEC Form 10K filing. For shareholders, our 10K accompanies this Summary; for everyone else, it's available from the SEC's EDGAR database which is directly linked to our website at www.firstoakbrook.com.

The most important information we have included in this Summary is: 1999 Financial, Shareholder & Other Highlights and 2000 Initiatives; Balance Sheets and Statements of Income; 10 year Summary of Financial Data; and a Guide to our Company, focusing on our strategies, markets, distribution system, products and services, and competitive advantages.

This Summary describes a decade of growth in profits, assets and shareholders' equity. We believe this enviable record is attributable to our continuing technological sophistication, which lets us custom-tailor banking products for our individual clients, and to our other long-range strategies, more fully described in the following pages.

We trust that building on this successful approach will help us thrive in the new millennium. And we thank you for your continuing confidence in our Company.

/s/ Eugene P. Heytow       /s/ Frank M. Paris       /s/ Richard M. Rieser
Eugene P. Heytow           Frank M. Paris           Richard M. Rieser, Jr.,
Chairman                   Vice-Chairman            President

                                                                   March 1, 2000

                                                First Oak Brook Bancshares, Inc.
--------------------------------------------------------------------------------
1999 Financial Highlights
                                                                    Statement of
                                                                          Income

 . Net income. Profits were up $1,105,000 or 12% to $10,546,000 in 1999 from $9,441,000 in 1998.

 . Earnings per share. Diluted earnings per share rose 13% to $1.57 in 1999 from $1.39 in 1998.

 . Total revenues. Net interest income plus other income increased $4,902,000 or 13% to $41,303,000 in 1999 from $36,401,000 in 1998. This growth was attributable to a 14% increase in net interest income and a 12% increase in fee income, primarily from cash management, investment management and merchant credit card processing fees.

 . Other expenses. Other expenses rose $3,217,000 or 14% to $25,640,000 in 1999 from $22,423,000 in 1998. New positions and salary increases, higher merchant credit card interchange expense and costs associated with new branches in Glen Ellyn (opened 9/98), and LaGrange (opened 9/99) contributed to higher operating expenses.

                                                                   Balance Sheet

 . Total assets. Assets climbed $137,081,000 or 14% to a record $1,146,356,000 at December 31, 1999 from $1,009,275,000 at December 31, 1998.

 . Loans. Loans grew $87,982,000 or 14% to $719,969,000 in 1999 from $631,987,000 in 1998. This growth included $50 million (up 30%) in indirect auto loans, $25 million (up 16%) in commercial real estate and construction loans, and $12 million (up 17%) in home equity loans.

 . Deposits. Total deposits were up $116,270,000 or 15% to $894,072,000 in 1999 from $777,802,000 in 1998. Noninterest-bearing deposits rose 11% on average from 1998 to 1999.

 . Shareholders' equity. Shareholders' equity increased $2,938,000 or 4% to $79,999,000 in 1999 from $77,061,000 in 1998. This growth occurred after the payout of $2,596,000 in cash dividends to shareholders, Common stock repurchases of $1,982,000, and the decline of $3,508,000 in market value of the Company's available-for-sale investment portfolio (typically, when rates rise, as they did in 1999, the market value of fixed-income securities falls, although these losses would not be incurred unless these securities are sold).

 . Capital ratios. The Company and Oak Brook Bank's capital ratios continued to exceed regulatory criteria for "well-capitalized" holding companies and banks. Because of this, we pay lower FDIC insurance premiums and are subject to expedited treatment when seeking approval of certain acquisition and expansion activities.

 . Asset quality. Asset quality remained excellent. Nonperforming assets totaled just $372,000 or .03% of total assets at year-end 1999. Net loan charge-offs for 1999 totaled $457,000 or .07% of average loans outstanding.

--------------------------------------------------------------------------------
1999 Shareholder Highlights


Our Stock Price

 . Our stock price beat the bank indexes. Our Common stock price remained flat, both starting and ending 1999 at $18.50 per share, while the NASDAQ Bank Index dropped 8% and the Standard & Poor's Bank Index fell 15.3%.

 . In 1999 the banking industry fell out of favor with investors. The banking sector of the market fell into disfavor in 1999. Two causes are frequently mentioned:

   1. Rising interest rates. The Fed--to contend with inflationary fears--began pushing interest rates up. In the past, higher interest rates have generally created tighter margins for banks, dampened loan demand, and increased credit risk.

   2. Technology looked more attractive. Rapid price increases in emerging technology, communications and internet shares drew investors away from "value" sectors of the stock market--like banking. Ironically, the accelerating stock prices of these emerging growth companies--including many start-ups with no history of earnings--was cited by the Fed as evidence of inflation, which, in part, triggered the Fed's tightening and made bank stocks look even less attractive.

 . Our 1999 stock price held up compared to peers. We think our stock price held up because:

   1. We have a conservative philosophy, which helps the predictability of our earnings, and makes for a very attractive franchise. This is outlined in the "Guide to our Company" which follows on pages 14 to 17.

(Price to Earnings (P/E) and Price to Book (P/B) Bar chart omitted)

   2. Our stock has historically sold for lower price to earnings (P/E) and price to book (P/B) multiples than our peers. The chart to the left traces this relationship. In essence, even in the "value" sector, our stock appeared to be a better value.

   3. Our stock is more visible than ever before. In 1999 our visibility improved because:

      (i) As a result of our investor relations efforts, we added four new market makers in our stock: Keefe, Bruyette & Woods, Inc.; Stifel, Nicolaus & Co., Inc.; Sandler, O'Neill & Partners, L.P.; and Mayer & Schweitzer, Inc. We also received research coverage from five of our seven market makers.

      (ii) We completed the combination of our two classes of common stock and shortened our NASDAQ ticker symbol to "FOBB." Each share is now entitled to one vote and the same dividend. This move was significant because we believe some investors would not consider purchasing our old Class A limited voting shares, others would not consider the value of our old high voting Common "control" shares as part of our public market capitalization, and a few even believed the exis-

Dividends and Stock Buy-Backs

     tence of high voting Common "control" shares was tantamount to a "not for sale at any price" sign over our door. With the new single class of Common, we believe these issues have been addressed.

 . Dividends. The Company has paid consecutive quarterly dividends since its incorporation in 1983. The annual dividend payout has increased over the last nine years--at an average rate of 18% (see Chart to the right). In 1999 the dividend payout ratio was 25%; and the dividend yield was 2.2%, using the Common stock dividend of $.40 per share paid in 1999 and the year-end 1999 closing stock price of $18.50. In January, 2000 the Board of Directors increased the quarterly dividend 10%--to $.11 per share.

             -------------------------------------------------------------------
             Dividends Per share (1)
                                    [BAR CHART APPEARS HERE]
             .40                                                            .400
             .35                                                     .345
             .30
             .25                                              .270
             .20                                       .190
             .15                  .118   .138   .158
             .10    .107   .110
             .05
             .00
                    1991   1992   1993   1994   1995   1996   1997   1998   1999
             -------------------------------------------------------------------

 . Stock buy-backs. In 1999 we repurchased 105,500 shares of Common stock for a total cost of $1,982,000 at an average cost of $18.79 per share. In January 2000, we completed our 1998 stock repurchase plan, and the Board authorized another stock repurchase program allowing the Company to buy back up to 200,000 more shares of our Common stock. The Board believes that judicious stock buy backs, among other benefits, can provide shareholders with a desirable tax-efficient supplement to cash dividends since buy-backs increase remaining shareholders' percentage interests in the Company.

--------------------------------------------------------------------------------
Stock Data(1)

                                               Per Share
                     -----------------------------------------------------------
                     Diluted
                       Net     Dividends  Book      Low       High      Quarter
   Quarter Ended     Income      Paid     Value    Price(2)  Price(2)  End Price
December 31, 1999     $.41      $.100    $12.04    $18.00    $19.38      $18.50
September 30, 1999     .40       .100     12.04     18.69     21.00       18.75
June 30, 1999          .39       .100     11.70     16.50     21.00       20.13
March 31, 1999         .37       .100     11.76     17.44     19.00       17.44
December 31, 1998      .40       .090     11.46     17.75     20.25       18.50
September 30, 1998     .37       .090     11.26     19.75     22.56       19.75
June 30, 1998          .32       .090     10.78     22.44     25.50       23.25
March 31, 1998         .30       .075     10.69     20.75     25.44       25.00

(1) On May 4, 1999, the shareholders approved the reclassification of the Common stock into the Class A common stock on a one for one basis. As a result, the Class A common stock is now the only class of outstanding common stock and has been renamed "Common" stock. Historical dividend and price information shown is that of the former Class A common stock.

(2) The prices shown represent the high and low closing sales prices for the quarter.

--------------------------------------------------------------------------------
1999 Other Highlights


Y2K

 . Y2K fears unfounded. Y2K preparations were completed on time. This potential year-end issue proved to be uneventful.

Distribution Points

 . New branches. In September 1999 our LaGrange branch opened its doors. As shown on the "Branch Demographics" chart on page 14, this office has been well-received.

 . New cyberspace branch. In November 1999 our Internet Branch located at www.obb.com became a fully functional complement to our 12 brick and mortar offices. Customers gained another way to access many of our products and services.

Cash Management

 . Business banking leapt ahead with technological advances. Our W.E.B.S business banking service now permits customers to exchange with us critical computer files over the Internet using standard browsers, rather than specialized software. We now deliver CD-Roms to commercial customers which lets them look up check images on their own premises. And we developed a number of customized software systems to meet our clients' specialized needs.

Investment Management

 . Portfolio management enhanced. Our rapidly growing Investment Management and Trust Department recruited Dr. Douglas Madigan, Ph.D. in Economics and CFA, a nationally-recognized equity portfolio manager as our Chief Investment Officer. Under his direction, we expect to augment our reputation as a money manager.

Human Resources

 . Performance improvement. For the first time in 1999, we built a scorecard to help measure department heads' and managers' performance. Bonuses were directly tied to this scorecard. We intend to continue to expand and refine this program.

                                                First Oak Brook Bancshares, Inc.
--------------------------------------------------------------------------------
2000 Initiatives

                                                                        The Plan

Our commitment to planning is legend here. It's a year-round process. We list below some of our most important goals for 2000:

 . Commercial lending. To improve our net interest margin, we plan to expand our sales effort. The more opportunities we find, the more commercial loans we'll make. Calling officers have well-defined sales goals and, for those without loan authority, added financial incentives to sell.

 . Investment Management. We're going to launch an advertising and public relations campaign to publicize our investment capabilities. This will include events aimed at cross-sales to our existing customer base and a regional radio blitz. The message will be "Disciplined investing for serious money."

 . New branches. We've signed a lease for our first Chicago branch at Huron and Dearborn Streets in the River North area, just a few blocks west of Michigan Avenue's Magnificent Mile. This office will be staffed with some of our best commercial and retail bankers. It is expected to open in the Fall. We continue to seek other attractive branch sites.

 . Training. New training methods are being introduced that are based on the following simple principles: short sessions; substance reduced to a few memorable points; eliminating the fluff and treating trainees like adults; clear, concise written summaries to take home; real practice, repetition and testing.

 . Retail Banking. Sales will be emphasized and rewarded. To that end, training will focus on product knowledge and sales skills. Two initiatives involve selling bank-at-work accounts and neighborhood small business accounts.

 .  Cash Management. Two new systems will be offered. The first is Automated
   Wholesale Lockbox which allows us to truncate paper and provide information about collections to our customers, faster and easier, through data transmission. The second is the enhancement to our W.E.B.S. business banking system which allows our clients to look up a check image over the Internet as soon as an item clears.

 . New products. We are investigating the best ways to offer a wide array of insurance products and securities trading at our web site.

 .  New businesses. We are establishing a real estate subsidiary of Oak Brook
   Bank to develop low and moderate income housing and ancillary commercial space in the Chicago area. In addition, we are investigating the possibility of offering armored courier services which would complement our banking services to retailers.

-------------------------------------------------------------------------------------------------------
10-Year Earnings Summary and Selected Consolidated Financial Data

(Dollars in thousands except per share data)                         1999          1998         1997
-------------------------------------------------------------------------------------------------------
Statement of Income Data
Net interest income.............................................. $   32,337    $   28,410     $ 27,432
Provision for loan losses........................................        840           630        1,550
Net interest income after provision for loan losses..............     31,497        27,780       25,882
Other income.....................................................      8,966         7,991       15,541(1)
Other expenses...................................................     25,640        22,423       20,708
Income before provision for income taxes.........................     14,823        13,348       20,715
Provision for income taxes.......................................      4,277         3,907        6,962
Net income....................................................... $   10,546    $    9,441    $  13,753
-------------------------------------------------------------------------------------------------------
Common Stock Data(2)
Basic earnings per share.........................................      $1.60         $1.42        $2.09
Diluted earnings per share.......................................       1.57          1.39         2.03
Cash dividends paid per share (3)................................        .40          .345         .270
Book value per share.............................................      12.04         11.46        10.38
Closing price of common stock per share (3)
  High...........................................................      21.00         25.50        25.19
  Low............................................................      16.50         17.75        11.38
  Year-end.......................................................      18.50         18.50        24.00
Dividends per share to closing price.............................        2.2%          1.9%         1.1%
Closing price to diluted earnings per share......................       11.8x         13.3x        11.8x
Market capitalization............................................ $  120,829    $  121,783     $160,477
Period end shares outstanding....................................  6,531,314     6,582,840    6,686,560
Volume of shares traded..........................................  1,656,449     1,908,594    3,447,438
-------------------------------------------------------------------------------------------------------
Year End Balance Sheet Data
Total assets..................................................... $1,146,356    $1,009,275     $816,144
Loans, net of unearned discount..................................    719,969       631,987      447,332
Allowance for loan losses........................................      4,828         4,445        4,329
Investment securities............................................    348,607       297,674      302,098
Demand deposits..................................................    196,243       187,209      153,806
Total deposits...................................................    894,072       777,802      627,763
Federal Home Loan Bank borrowings................................     63,000        57,500       42,500
Shareholders' equity.............................................     79,999        77,061       71,661
-------------------------------------------------------------------------------------------------------
Financial Ratios
Return on average assets.........................................        .99%         1.02%        1.76%
Return on average equity.........................................      13.30         12.74        21.72
Net interest margin..............................................       3.35          3.43         3.97
Net interest spread..............................................       2.35          2.34         2.86
Dividend payout ratio............................................      24.62         24.17        12.43
-------------------------------------------------------------------------------------------------------
Capital Ratios
Average equity to average total assets...........................       7.41%         8.00%        8.11%
Tier 1 capital ratio.............................................      10.05         10.20        13.70
Total capital ratio..............................................      10.65         10.80        14.55
Capital leverage ratio...........................................       7.12          7.61         8.57
-------------------------------------------------------------------------------------------------------
Asset Quality Ratios
Nonperforming loans to total loans...............................        .05%          .04%         .09%
Nonperforming assets to total loans and other real estate owned..        .05           .04          .09
Nonperforming assets to total capital............................        .47           .35          .53
Allowance for loan losses to total loans.........................        .67           .70          .97
Net charge-offs to average loans.................................        .07           .10          .32
Allowance for loan losses to nonperforming loans.................      12.98x        16.34x       11.45x

(1) Included in other income in 1997 was the $9,251,000 gain on the sale of our credit card portfolio.

(2) Common Stock data has been restated to give effect to the following stock dividends: 100% effective September 3, 1998, 50% effective September 8, 1994, 25% effective December 23, 1993, and 50% effective November 23, 1992.

                                                                                        FIRST OAK BROOK BANCHSARES, INC.
------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands                                    At and for the year ended December 31,
 except per share data)              1996         1995         1994         1993         1992         1991         1990
------------------------------------------------------------------------------------------------------------------------

Net interest income..........   $   26,834   $   25,476   $   24,296   $   21,315   $   18,156   $   17,291   $   16,734
Provision for loan losses....        1,510        1,050        1,200          960          870          550          701
Net interest income after
 provision for loan losses...       25,324       24,426       23,096       20,355       17,286       16,741       16,033
Other income.................        4,647        4,186        4,098        5,112        4,977        3,123        2,789
Other expenses...............       20,435       19,924       19,173       18,379       16,806       15,701       14,411
Income before provision
 for income taxes............        9,536        8,688        8,021        7,088        5,457        4,163        4,411
Provision for income taxes...        2,429        1,996        1,827        1,555        1,144          738          937
Net income...................   $    7,107   $    6,692   $    6,194   $    5,533   $    4,313   $    3,425   $    3,474
------------------------------------------------------------------------------------------------------------------------

Basic earnings per share.....   $     1.06   $     1.00   $      .92   $      .83   $      .64   $      .52   $      .52
Diluted earnings per share...         1.03          .98          .91          .81          .64          .51          .52
Cash dividends paid per
 share (3)...................         .190         .158         .138         .118         .110         .107         .107
Book value per share.........         8.62         8.23         6.27         6.63         5.58         5.03         4.64
Closing price of common
 stock per share (3)
 High........................        12.75        10.75        10.25         7.74         5.87         5.25         4.31
 Low.........................        10.25         8.25         7.25         5.07         4.31         2.58         2.58
 Year-end....................        11.63        10.32         8.63         7.17         5.20         4.67         3.02
Dividends per share to
 closing price...............          1.6%         1.5%         1.6%         1.6%         2.1%         2.3%         3.5%
Closing price to diluted
 earnings per share..........         11.3x        10.5x         9.5x         8.9x         8.1x         9.2x         5.8x
Market capitalization........   $   78,458   $   69,409   $   58,037   $   48,213   $   34,967   $   31,080   $   20,099
Period end shares
 outstanding.................    6,746,186    6,725,684    6,725,084    6,724,226    6,724,515    6,655,211    6,655,286
Volume of shares traded......    1,133,042    2,011,048    2,134,482    1,511,475    1,413,934    2,036,649    1,762,903
------------------------------------------------------------------------------------------------------------------------

Total assets.................   $  768,655   $  678,102   $  634,705   $  613,574   $  514,913   $  460,183   $  451,056
Loans, net of unearned
 discount....................      420,164      362,728      309,681      278,177      265,538      202,928      204,261
Allowance for loan losses....        4,109        3,932        3,859        3,231        2,890        2,514        2,401
Investment securities........      265,954      256,192      263,943      223,988      180,108      170,048      137,205
Demand deposits..............      147,497      128,236      109,237      113,780       94,222       82,724      121,341
Total deposits...............      648,303      555,086      513,623      508,173      436,599      401,990      396,376
Federal Home Loan Bank
 borrowings..................           --        3,500        6,000        6,000           --           --           --
Shareholders' equity.........       59,553       53,762       42,909       44,118       37,764       34,223       31,459
------------------------------------------------------------------------------------------------------------------------

Return on average assets.....          .97%        1.03%        1.01%         .95%         .84%         .74%         .84%
Return on average equity.....        12.77        14.00        14.54        13.85        12.00        10.46        11.66
Net interest margin..........         4.20         4.54         4.61         4.44         4.33         4.50         4.86
Net interest spread..........         3.23         3.57         3.87         3.75         3.47         3.25         3.22
Dividend payout ratio........        18.63        14.63        14.13        16.75        15.63        19.33        19.03
------------------------------------------------------------------------------------------------------------------------

Average equity to average
 total assets................         7.59%        7.39%        6.95%        6.89%        6.98%        7.03%        7.17%
Tier 1 capital ratio.........        12.66        13.33        13.37        11.88        12.30        13.05        11.64
Total capital ratio..........        13.54        14.32        14.46        12.83        13.24        14.03        13.58
Capital leverage ratio.......         7.69         7.94         7.50         6.56         7.27         7.24         6.83
------------------------------------------------------------------------------------------------------------------------

Nonperforming loans to
 total loans.................          .49%         .03%         .21%         .11%         .17%         .26%         .38%
Nonperforming assets to
 total loans and other
 real estate owned...........          .49          .03          .21          .46          .54          .26          .38
Nonperforming assets to
 total capital...............         3.49          .19         1.49         2.92         3.80         1.57         2.48
Allowance for loan losses
 to total loans..............          .98         1.08         1.25         1.16         1.09         1.24         1.18
Net charge-offs to average
 loans.......................          .34          .30          .20          .23          .22          .22          .20
Allowance for loan losses
 to nonperforming loans......         1.98x       37.81x        6.05x       10.99x        6.54x        4.68x        3.08x

(3) On May 4, 1999, the shareholders approved the reclassification of the Common stock into Class A common stock on a one for one basis. As a result, the Class A common stock is now the only class of outstanding common stock and has been renamed "Common" stock. Historical dividend and price information shown is that of the former Class A common stock.

---------------------------------------------------------------------------------------------------------------
Consolidated Balance Sheets
                                                                                              December 31,
(Dollars in thousands)                                                                     1999         1998
Assets
Cash and due from banks...............................................................  $   47,080   $   41,759
Federal funds sold....................................................................          --          362
Interest-bearing deposits with banks..................................................         488       11,402
Investment securities:
 Securities held-to-maturity, at amortized cost (fair value of $93,202
  and $143,980 in 1999 and 1998, respectively)........................................      94,425      141,253
 Securities available-for-sale, at fair value.........................................     254,182      156,421

Loans, net of unearned discount.......................................................     719,969      631,987
Less-allowance for loan losses........................................................      (4,828)      (4,445)
                                                                                        ----------   ----------
 Net loans............................................................................     715,141      627,542
Premises and equipment, net...........................................................      21,809       21,032
Other assets..........................................................................      13,231        9,504
                                                                                        ----------   ----------
Total Assets..........................................................................  $1,146,356   $1,009,275
                                                                                        ==========   ==========
Liabilities and Shareholders' Equity

Noninterest-bearing demand deposits...................................................  $  196,243   $  187,209
Interest-bearing deposits:
 Savings deposits and NOW accounts....................................................     171,135      177,572
 Money market accounts................................................................      57,186       44,375
 Time deposits:
    Under $100,000....................................................................     236,108      181,924
    $100,000 and over.................................................................     233,400      186,722
                                                                                        ----------   ----------
Total interest-bearing deposits.......................................................     697,829      590,593
                                                                                        ----------   ----------
Total deposits........................................................................     894,072      777,802
Federal funds purchased and securities sold under agreements to repurchase............      78,008       83,586
Treasury, tax and loan demand notes...................................................      20,000        3,682
Federal Home Loan Bank borrowings.....................................................      63,000       57,500
Other liabilities.....................................................................      11,277        9,644
                                                                                        ----------   ----------
Total Liabilities.....................................................................  $1,066,357   $  932,214
                                                                                        ----------   ----------
Shareholders' Equity:
 Preferred stock, series B, no par value, authorized--100,000 shares, issued--none....          --           --
 Class A common stock, $2 par value, authorized--10,000,000 shares, issued--
  4,019,902 shares, outstanding--3,666,902 shares in 1998.............................          --        8,040
 Common stock, $2 par value, authorized--16,000,000 shares in 1999 and 6,000,000 shares in 1998, issued--7,283,256 shares in 1999 and 3,263,354 shares in 1998,
  outstanding--6,531,314 shares in 1999 and 2,915,938 shares in 1998..................      14,567        6,527
 Surplus..............................................................................      11,985       11,955
 Accumulated other comprehensive income (loss)........................................      (1,245)       2,263
 Retained earnings....................................................................      62,356       54,406
 Less cost of shares in treasury, 751,942 common shares in 1999, and 353,000 Class A
  common and 347,416 common shares in 1998............................................      (7,664)      (6,130)
                                                                                        ----------   ----------
Total Shareholders' Equity............................................................      79,999       77,061
                                                                                        ----------   ----------
Total Liabilities and Shareholders' Equity............................................  $1,146,356   $1,009,275
                                                                                        ==========   ==========

                                                First Oak Brook Bancshares, Inc.
--------------------------------------------------------------------------------

Consolidated Statements of Income

(Dollars in thousands except per share amounts)       Years Ended December 31,
                                                       1999     1998     1997
Interest income:
  Interest and fees on loans......................... $50,078  $40,811  $36,305
  Interest on securities:
   U.S. Treasury and Government agencies.............  14,208   14,127   14,412
   Obligations of states and political subdivisions..   2,825    2,574    2,517
   Other securities..................................     830    1,314      631
  Interest on Federal funds sold and securities
   purchased under agreements to resell..............   1,118    2,106      460
  Interest on deposits with banks....................     401      764      362
                                                      -------------------------
Total interest income................................  69,460   61,696   54,687
Interest expense:
  Interest on savings deposits and NOW accounts......   4,765    5,711    6,159
  Interest on money market accounts..................   1,648    1,302    1,089
  Interest on time deposits..........................  23,428   20,016   16,125
  Interest on Federal funds purchased and securities
   sold under agreements to repurchase...............   3,042    2,491    2,612
  Interest on treasury, tax and loan demand notes....     370      523      489
  Interest on Federal Home Loan Bank borrowings......   3,870    3,243      781
                                                      -------------------------
Total interest expense...............................  37,123   33,286   27,255
                                                      -------------------------
Net interest income..................................  32,337   28,410   27,432
Provision for loan losses............................     840      630    1,550
                                                      -------------------------
Net interest income after provision for loan losses..  31,497   27,780   25,882
                                                      -------------------------
Other income:
  Service charges on deposit accounts................   3,600    3,190    2,730
  Investment management and trust fees...............   1,128    1,048    1,025
  Merchant card processing fees......................   1,858    1,329      964
  Fees on mortgages sold.............................     422      416      224
  Income from revenue sharing agreement..............     900      900      450
  Other operating income.............................     979    1,029      906
  Investment securities gains (losses), net..........      79       79       (9)
  Gain on sale of credit card portfolio..............      --       --    9,251
                                                      -------------------------
Total other income...................................   8,966    7,991   15,541
                                                      -------------------------
Other expenses:
  Salaries and employee benefits.....................  15,817   13,680   12,293
  Occupancy expense..................................   1,683    1,566    1,457
  Equipment expense..................................   1,824    1,906    1,566
  Data processing....................................     968      776    1,301
  Postage, stationery and supplies...................     865      834      768
  Advertising and business development...............   1,231    1,090    1,191
  Merchant interchange expense.......................   1,419      994      697
  Other operating expenses...........................   1,833    1,577    1,435
                                                      -------------------------
Total other expenses.................................  25,640   22,423   20,708
                                                      -------------------------
Income before income taxes...........................  14,823   13,348   20,715
Income tax expense...................................   4,277    3,907    6,962
                                                      -------------------------
Net income........................................... $10,546  $ 9,441  $13,753
                                                      =========================
Basic earnings per share............................. $  1.60  $  1.42  $  2.09
                                                      =========================
Diluted earnings per share........................... $  1.57  $  1.39  $  2.03
                                                      =========================

A Guide to Our Company

Strategies

Our long-term vision is:

 . To build a leading business bank in Chicago's western suburbs;
 . To combine the sophisticated products and delivery capabilities of a mega-
  bank with the personal service of a community bank;
 . To be customer-driven: customizing, not commoditizing our products and services; and
 . To earn an above-average return while taking less than average risk.

Markets & Marketing

We market by geography, by product, and through alternative delivery channels. Top-line revenue-generating products are sold regionally. Distribution is through multiple convenient channels.

            [MAP SHOWING BRANCH OFFICE LOCATIONS has been omitted]

Branch Offices. Eleven of our twelve banking offices are located in Chicago's western suburbs. The twelfth office in Glenview is operated on Chicago's affluent North Shore. The total population living within three miles of each office totals 985,000 and enjoys an average household income (AHI) of $93,000 which is significantly higher than the AHI for the Chicago area or the United States. Our superior demographics by branch and branch locations, and the principal Chicago area submarkets are shown below.

------------------------------------------------------------------
Chicago Suburban Markets (1)

                                              Average
                                Population   Household  Population
                                               Income       Growth
West (11 offices)                1,051,000   $ 87,000          22%
Northwest                          866,000     89,000          30%
North (1 office)                   720,000    121,000          11%
South/Southwest                    672,000     76,000          20%
Far Northwest                      446,000     83,000          55%
Far West                           371,000     77,000          67%

Chicago                          2,513,000     55,000          (6%)

(1) Source: Claritas, Inc.: 1999 population and average household income; population growth 1980-1999
------------------------------------------------------------------

--------------------------------------------------------------------------
Branch Demographics*--3 Mile Radius(1)

Location                               Branch                      Average
(year acquired                        Deposits                   Household
or opened)                        ($ in thousands)   Population     Income
Addison (acq. '74)                    $ 66,691           86,009   $ 73,639
Aurora ('98)                            16,632           47,735     62,996
Bensenville ('86)                       18,704           56,554     73,213
Broadview (Acq. '89)                    50,616          161,152     66,115
Burr Ridge ('88)                        55,143           52,115    109,850
Glen Ellyn ('98)                        16,803          118,010     81,593
Glenview ('90)                          44,236           70,023    165,190
LaGrange ('99)                          12,708          100,853     89,728
Lisle ('85)                             23,273          104,739    100,957
Naperville ('88)                        38,496           71,659    103,810
Oak Brook (acq. '76)                   515,810           80,063    103,763
Warrenville (acq. '83)                  34,960           35,895     88,039

* as of 12/31/99
(1) Source: Claritas, Inc.: 1999 population and average household income
--------------------------------------------------------------------------

Our brick and mortar branch concentration in the western suburbs provides local businesses and consumers with a convenient and efficient source of high touch banking. It also contributes to the awareness of the Oak Brook Bank brand in its prime market, representing a base of strength readily exportable to the rest of Chicagoland.

Notwithstanding the growing importance of plastic and electronic funds, our customers still perceive their money as a "tangible" requiring protection in secure premises and, consequently, have reacted favorably to our expanding physical presence.

Products. We also market key business products on a regional basis. Rapidly growing top line revenue drivers in business banking include cash management services, commercial real estate and commercial loans, automobile dealer business, and investment management and trust services. The tables below depict the strong growth trends in each of these product lines. These services are largely offered through individual sales calls made by 20 full-time business development officers.

We market key consumer products primarily through regional radio, newspaper, direct mail advertising and, to a lesser extent, through an Internet site. This marketing is supported by a staff of consumer and mortgage loan originators, a full service, seven-days-a-week Call Center, and retail bankers in our 12 offices.


----------------------------------------------------------------------
Commercial Banking and Cash Management
($ in millions)                             1996    1997   1998   1999
Fee Income:
  Account Analysis                          $1.4    $1.7   $2.2   $2.6
  Merchant Processing                         .5     1.0    1.3    1.9
  Sweep Accounts                              .1      .1     .2     .2
Commercial Checking
  Deposits at year end                       116     120    154    159
----------------------------------------------------------------------
Commercial Lending

($ in millions)                             1996    1997   1998   1999
Commercial Real Estate:
  Revenue                                   $8.7    $9.4  $11.0  $13.8
  Loans Outstanding
    at year end                               99     110    156    181
Commercial Loans:
  Revenue                                    3.0     3.8    5.9    8.0
  Loans Outstanding
    at year end                               41      55    109    108

----------------------------------------------------------------------
Automobile Dealer Business
($ in millions)                             1996    1997   1998   1999

Loan Revenues                               $3.8    $6.4  $11.4  $16.3
Loans Outstanding at year end:
  Indirect Loans                              58     106    165    215
  Floor Plan Loans                             1       7     23     18
  Commercial Mortgages                         4       6     16     28
Checking Deposits at year end                  7       8     10     11

----------------------------------------------------------------------
Investment Management and Trust Services
($ in millions)                             1996    1997   1998   1999

Department Income                          $.770   $.908 $1.048 $1.128

Discretionary Assets
  Under Management
   at year end                                91     134    195    245
----------------------------------------------------------------------

Distribution. We distribute our products and services through a variety of convenient delivery channels. In addition to 12 traditional offices and a cadre of marketing officers, we have a proprietary network of 17 ATMs, are a member of the regional Agree/SM/ alliance with 243 ATMs which are offered to customers free of surcharge, belong to the Chicago regional Cash Station(R) network and the worldwide CIRRUS(R) system. We also operate a phone-banking system providing account information on a 24 hours-a-day, seven days-a-week basis.

We offer retail and business Internet banking. Our Home Page offers general information, product information, valuable consumer data, investor relations pages and links to retail and business Internet applications. We have developed an Internet retail branch (www.obb.com) where a consumer can obtain On-Line home banking with a bill payment option, open deposit accounts and obtain consumer loans. We also operate a highly secure Internet site for business banking. When our Web Electronic Banking System ("W.E.B.S.(R)") was introduced in March, 1998, it was the first Internet-based business banking system in the Midwest. Commercial customers can look up balances and statements, see which checks have cleared and which are outstanding, transfer funds between accounts, initiate wires, issue stop payment orders and view checks online.

Customization. We have a long history as an outstanding processing and successful service organization. More recently, we have developed a vibrant sales culture. While much of our past success can be traced to greater mass marketing and business-to-business calling efforts, we have recognized we must be more than a strong processing, service and sales organization. We have thus become customer-driven by encouraging our staff to tailor-make banking solutions--especially for business clients. Cash management, lending, and investment management are frequently "custom-made." Value-added, custom-made services help us differentiate ourselves from our competitors and, just as importantly, they inhibit "commoditizing" of our products.

Product Innovation. Some examples of product innovation include:

 . Developing a complex custom system to process ten different taxes for a state taxing authority.

 . Handling the banking side of a customized state-wide program for the centralized collection and disbursement of child support payments.

 . Building a custom payment collection system for a large property management company.

 . Constructing an Internet delivery system to simplify access to remittance files for a Fortune 500 customer.

 . Producing a custom interface for payroll data for another large corporate customer.

Competition

While competition in financial services in the six-county Chicago Metropolitan area is robust and diverse, surprisingly there are only 6 banking companies with deposits in excess of $3 billion dollars. Beneath this group, there are approximately 20 more, ranging in size from about $650 million to approximately $3 billion in deposits, in the mid tier. With $894 million in deposits, we fit in this mid tier.

In fact, in DuPage County, the center of our western suburban market, we rank fifth in deposit market share among commercial banks, trailing only Bank One, Harris, West Suburban and Old Kent. We believe our increasing market visibility is resulting in more opportunities to bid on banking business, especially in the Chicago Market.

Growth

We operate in a growth mode in a large and expanding market. Even though acquiring such growth requires significant investments in people and infrastructure, core earnings year over year have been on the rise. Our growth is based largely on volume gains, more so than spread gains. The Chicago market is, in this sense, highly price competitive, but is large enough to present significant opportunities to grow volume and market share. By acting on those opportunities, our assets have risen to $1.15 billion in 1999.

--------------------------------------------------
Growth

($ in millions)     1996    1997     1998     1999
Assets             $ 769   $ 816   $1,009   $1,146
Loans                420     447      632      720
Deposits             648     628      778      894
Core Earnings       7.11    8.67     9.44    10.55
--------------------------------------------------

High Asset Quality

We have a sustained record of high asset quality and low levels of non-performing loans.

It is a key company goal that we earn an above average return while taking less than average risk. This produces a predictable earnings stream and makes us a very understandable company. We believe this translates into a long-term advantageous risk/reward relationship.

At year end, non-performing assets to total loans and other real estate owned equaled .05% compared to a nationwide peer group of banks (assets $1-2 billion) average of .83%. On a 3 year average, our ratio is .06% compared to peers' .92%.

Net charge-offs for 1999 were .07% of average loans compared to peers' .30%. Net charge-offs based on a 3-year average are .16% compared to peers' .33%. It should be noted the 3-year average includes credit card charge-offs--a business sold in mid-1997 and one in which our charge-offs were never more than one-third the national average. Additionally, these outstanding results have been achieved during a period of significant loan growth--from $363 million at the end of 1995 to $720 million today.

Directors and Officers

Corporate Executive Officer Directors*

Eugene P. Heytow, Chairman of the Board and Chief Executive Officer Richard M. Rieser, Jr., President
Frank M. Paris, Vice Chairman

Corporate Non-Officer Directors*

John W. Ballantine, Private Investor (formerly Executive Vice President and Chief Risk Management Officer, First Chicago NBD Corporation)

Miriam Lutwak Fitzgerald, M.D.

Stuart I. Greenbaum, Dean of Olin School of Business, Washington University

Michael L. Stein, Executive Vice President and Director, Brownson, Rehmus, & Foxworth, Inc. (Financial counseling)

Geoffrey R. Stone, Provost of the University of Chicago

Robert M. Wrobel, President and CEO, Amalgamated Bank of Chicago

Senior Corporate Officers

Rosemarie Bouman, Vice President and Chief Financial Officer

George C. Clam, Vice President and Chief Banking Officer

William E. Navolio, Vice President, General Counsel, and Secretary

Oak Brook Bank Directors

Anthony DeSantis, Managing Partner, Drury Lane Theater & Complex

Gary M. Fazzio, Senior Vice President, CB Richard Ellis, Inc. (Real estate brokerage services)

Charles J. Gries (Advisory Director), Partner, Charles J. Gries & Company LLP (Certified Public Accountants)

Thomas J. Hartigan, Vice President, Hartway Management, Inc. (Management and operation of multiple car dealerships)

Andrew Heytow, President, Advantage Cutting & Gasket, Inc.

Bruce Wechsler, President, Wexenthaller Realty Management, Inc.

* These directors are also directors of the Oak Brook Bank
--------------------------------------------------------------------------------

Independent Auditors' Report

The Board of Directors of First Oak Brook Bancshares, Inc.:

We have audited, in accordance with generally accepted auditing standards, the consolidated balance sheets of First Oak Brook Bancshares, Inc. and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended (not presented herein); and in our report dated January 21, 2000, we expressed an unqualified opinion on those consolidated financial statements. The consolidated financial statements of First Oak Brook Bancshares, Inc. and subsidiary for the year ended December 31, 1997 were audited by other auditors whose report thereon dated January 20, 1998, expressed an unqualified opinion on those statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly presented, in all material respects, in relation to the consolidated financial statements from which it has been derived.

/s/ KPMG LLP

Chicago, Illinois
January 21, 2000

                                                First Oak Brook Bancshares, Inc.
--------------------------------------------------------------------------------
Shareholder Information

Stock Listing

The Company's Common Stock trades on The Nasdaq Stock Market(R) under the symbol FOBB. As of January 31, 2000, there were 332 holders of record and approximately 1,464 beneficial shareholders.

Corporate Office

1400 Sixteenth Street
Oak Brook, Illinois 60523
(630) 571-1050
www.firstoakbrook.com
email--rbouman@obb.com

Annual Meeting

The Annual Meeting of Shareholders will be held at 10 a.m. on Tuesday, May 2, 2000, in the Conference Center in our Corporate Office at 1400 Sixteenth Street, Oak Brook, Illinois 60523.

Financial Information

The Company's 1999 Form 10-K Annual Report and quarterly financial releases, as well as other Company information, can be accessed through our website on the Internet at www.firstoakbrook.com.

Any individual requesting a printed copy of the Company's 1999 Form 10-K Annual Report filed with the Securities and Exchange Commission may obtain it without charge by writing to Rosemarie Bouman, Vice President and Chief Financial Officer, at the Corporate Office.

Products and Services

To receive information on our products and services, call us at 1-800-536-3000 or visit our Internet site at www.obb.com.

Transfer Agent and Registrar

For answers to questions about stock transfers, changes of address, dividend payments, or lost certificates, call our transfer agent, Oak Brook Bank, at
(630) 571-1050 x255.

Market Makers

The following firms make a market in the Company's Common Stock. Those marked with an asterisk(*) also provide research coverage.

ABN AMRO, Inc.(*)................312-855-7600

First Union Securities
(formerly Everen
Securities)......................312-574-6000

Howe Barnes
Investments, Inc.(*).............312-655-3000

Keefe, Bruyette &
Woods, Inc.(*)...................212-323-8300

Mayer & Schweitzer, Inc..........212-804-3300

Sandler, O'Neill &
Partners, L.P.(*)................312-795-1500

Stifel, Nicolaus & Co., Inc.(*)..314-342-2000

                       First Oak Brook Bancshares, Inc.
                  1400 Sixteenth Street, Oak Brook, IL 60523
                             www.firstoakbrook.com