Form 10-K, Exhibit 13
period 2000-12-31
FIRST OAK BROOK BANCSHARES INC
filed 2001-03-29
CIK 717837

                                                                      EXHIBIT 13


                       First Oak Brook Bancshares, Inc.

                          2000 Summary Annual Report

First Oak Brook Bancshares, Inc., established in 1983 and public since 1985, is a $1.25 billion asset bank holding company. Its subsidiary, Oak Brook Bank, serves Chicagoland from 9 offices in DuPage County and 4 offices in Cook County. The Company's 304 full time equivalent employees are committed to working together to deliver value to our customers and to create value for our shareholders.

-------------------------------------------------------------------------------------------------------------
Financial Highlights                                                         First Oak Brook Bancshares, Inc.
-------------------------------------------------------------------------------------------------------------
                                                                       At and for the year ended December 31,

(Dollars in thousands except per share amounts)                                  2000                1999
Net Income

Net income..........................................................          $    11,049         $    10,546

Per Share

Basic earnings per share............................................          $      1.72         $      1.60
Diluted earnings per share..........................................                 1.70                1.57
Book value at year-end..............................................                13.63               12.04
Market price at year-end............................................                17.63               18.50
Cash dividends paid.................................................                  .43                 .40

Balance Sheet Highlights

Total assets........................................................          $ 1,249,272         $ 1,146,356
Loans, net of unearned discount.....................................              825,020             719,969
Demand deposits.....................................................              221,552             196,243
Total deposits......................................................              978,226             894,072
Shareholders' equity................................................               87,606              79,999

Performance Ratios

Return on average assets............................................                  .90%                .99%
Return on average equity............................................                13.58%              13.30%

Asset Quality Ratios

Nonperforming loans to total loans..................................                  .05%                .05%
Nonperforming assets to total loans and other real estate owned.....                  .05                 .05
Nonperforming assets to total capital...............................                  .50                 .47
Allowance for loan losses to total loans............................                  .69                 .67
Net charge-offs to average loans....................................                  .01                 .07
Allowance for loan losses to nonperforming loans....................                12.94x              12.98x

--------------------------------------------------------------------------------
Forward-Looking Statements

Except for historical matters, this summary annual report to shareholders contains certain forward looking statements consisting of estimates with respect to the financial condition, results of operations and business of the Company that are subject to various factors which could cause actual results to differ from these estimates. These factors include, but are not limited to, changes in: general economic conditions, interest rates, legislative or regulatory changes, loan demand, depositor preferences, the ability to attract and retain experienced senior management and construction buildout or other delays relating to branch expansion. Therefore, there can be no assurances that future actual results will correspond to these forward-looking statements.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Management Letter                               First Oak Brook Bancshares, Inc.
--------------------------------------------------------------------------------

     This Summary Annual Report includes just about everything you'll want to know about us. We've included financial, investor, and other highlights for the year 2000; a 10-year summary of financial data; our immediate plans for 2001; and essentials about our strategies, markets, distribution systems, products and services, and competitive advantages. If you need more details, you'll find them in our SEC Form 10-K, which for shareholders is included in your package and which for others is on our web site at www.firstoakbrook.com.

     Reviewing the last 10 years, we have more than tripled our profits and almost tripled our resources and equity. During this period, we have increased core earnings and dividends every single year. We believe our strategy of producing consistent and predictable earnings growth while maintaining a low asset risk profile is the best way to enhance our attractive franchise.

     But past accomplishments are not enough. We are working especially hard right now to build a harmonious and energetic team to fulfill our commitment to deliver value to our customers and to create value for our shareholders.

     As we continue to equip ourselves to thrive in this new millennium, we thank you--our investors, customers and staff--for your continuing loyalty and confidence in our Company.



     /s/ Eugene P. Heytow    /s/ Frank M. Paris    /s/ Richard M. Rieser, Jr.,

     Eugene P. Heytow        Frank M. Paris        Richard M. Rieser, Jr.,
     Chairman                Vice-Chairman         President


                                                                 March 9, 2001

--------------------------------------------------------------------------------
2000 Financial Highlights                       First Oak Brook Bancshares, Inc.
--------------------------------------------------------------------------------

Statement of Income

 .    Net income and earnings per share. Core income rose each year over the last ten years. Profits were up $503,000 or 5% to $11.049 million in 2000 from $10.546 million in 1999. Diluted earnings per share climbed 8% to $1.70 in 2000 from $1.57 in 1999. The 8% earnings per share jump as compared to the 5% profit hike resulted from our stock buy-back program.

 .    Total revenues. Net interest income plus other income increased $2.4 million or 6% to $43.7 million in 2000 from $41.3 million in 1999. This growth was attributable to a 3% increase in net interest income and a 17% increase in fee income, primarily from cash management and merchant credit card processing fees.

 .    Other expenses. Other expenses rose $1.5 million or 6% to $27.1 million in
     2000 from $25.6 million in 1999. New positions and salary increases, higher merchant credit card interchange expense and costs associated with new branches in LaGrange (opened 9/99), and Chicago (opened 11/00) contributed to higher operating expenses.

Balance Sheet

 .    Total assets. Assets climbed $102.9 million or 9% to $1.249 billion at
     December 31, 2000 from $1.146 billion at December 31, 1999.

 .    Loans. Loans grew $105.0 million or 15% to $825.0 million in 2000 from
     $720.0 million in 1999. This growth included $28.8 million (up 27%) in commercial loans, $46.9 million (up 26%) in commercial real estate, construction, land acquisition and development loans, and $17.5 million (up 21%) in home equity loans.

 .    Deposits. Total deposits were up $84.1 million or 9% to $978.2 million in
     2000 from $894.1 million in 1999. Noninterest-bearing deposits rose 5% on average in 2000 from 1999.

 .    Shareholders' equity. Shareholders' equity increased $7.6 million or 10% to
     $87.6 million in 2000 from $80.0 million in 1999. This growth occurred after the payout of $2.8 million in cash dividends to shareholders, common stock repurchases of $3.9 million, and an increase of $2.7 million in market value of the Company's available-for-sale investment portfolio.

 .    Capital ratios. The Company and Oak Brook Bank's capital ratios continued
     to exceed regulatory criteria for "well-capitalized" holding companies and banks. The Company's and Oak Brook Bank's capital was enhanced by the issuance of Trust Preferred Securities as detailed on page 3. Because of our higher capital ratios we pay lower FDIC insurance premiums and are subject to expedited treatment when seeking approval of certain acquisition and expansion activities.

 .    Asset quality. Asset quality remained excellent. Nonperforming assets totaled just $439,000 or .04% of total assets at year-end 2000. Net loan charge-offs for 2000 totaled $46,000 or .01% of average loans outstanding.

--------------------------------------------------------------------------------
2000 Shareholder Highlights                     First Oak Brook Bancshares, Inc.
--------------------------------------------------------------------------------

Our Stock

 .    Our common stock price decreased 4.7% to $17.63 at year end 2000 from
     $18.50 per share at year end 1999. The NASDAQ Bank Index increased 14.7% and the Standard & Poor's Bank Index increased 14.3%.

 .    While our stock price lagged the bank indexes in 2000, cumulatively over the last four years we performed as well as the indexes. If on December 31, 1996 an investor had purchased $100 each of FOBB stock, the S&P Bank Index stocks, and the NASDAQ Bank Index stocks, the value of the FOBB stock at December 31, 2000 would have been $151.59 while the value of the S & P Bank Index stocks and the NASDAQ Bank Index stocks would have been $142.38 and $152.30 respectively (See "Stock Price Growth" chart below).

 .    Our stock has historically sold for lower price to earnings (P/E) and price to book (P/B) multiples than our peers. The chart below traces this relationship. The good news--in our opinion--is that our stock at year-end 2000 appeared to be relatively undervalued.

 .    We continue to increase the number of market makers in our stock. They are listed on page 17.

--------------------------------------------------------------------------------
Stock Price Growth

                             [PLOT POINTS TO COME]
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Price to Earnings (P/E) and Price to Book (P/B)

                         1996    1997    1998    1999    2000
Price-to-Earnings
FOBB P/E                 11.3    11.8    13.3    11.8    10.4
Peer P/E                 14.3    20.5    19.9    13.7    11.5

Price-to-Book
FOBB P/B                  1.3     2.3     1.6     1.5     1.3
Peer P/B                  1.6     2.4     2.2     1.8     1.5

Peer information (nationwide banks with asset size of $1 to $2 billion) provided by SNL DataSource

--------------------------------------------------------------------------------

Trust Preferred Securities

 .    The Company has $6 million of Trust Preferred Capital Securities outstanding at December 31, 2000 that were part of a $300 million Pooled Trust Preferred Program co-agented by Keefe, Bruyette & Woods and First Tennessee Capital Markets. The securities bear an interest rate of 10.6%, mature on September 15, 2030 and are non-callable for 10 years and, after that period, have a declining 10 year premium call. We used part of the proceeds to pay down $2.1 million of short-term debt and held the remainder for general corporate purposes. The proceeds, which qualify as Tier 1 Capital for regulatory purposes, will also provide capital to support the Company's and the Bank's future growth.

Dividends and Stock Buy-Backs

 .    Dividends. The Company has paid quarterly dividends since its incorporation in 1983. The annual dividend payout has increased each year over the last ten years--at an average rate of 17% (see Chart below). In 2000 the dividend payout ratio was 25% and the dividend yield was 2.4%, using the Common stock dividend of $.43 per share paid in 2000 and the year-end 2000 closing stock price of $17.63.

--------------------------------------------------------------------------------
Dividends Per Share/(1)/

          1991           .107
          1992           .110
          1993           .118
          1994           .138
          1995           .158
          1996           .190
          1997           .270
          1998           .345
          1999           .400
          2000           .430

--------------------------------------------------------------------------------

 .    Stock buy-backs. In 2000 we repurchased 253,500 shares of Common stock for a total cost of $3,872,000 and at an average price of $15.28 per share. These repurchases were made under Board approved stock repurchase programs. At year end there were 154,854 shares remaining available for purchase under the program. The Board believes that judicious stock buy backs, among other benefits, can provide shareholders with a desirable tax-efficient supplement to cash dividends since buy-backs increase remaining shareholders' percentage interests in the Company.

--------------------------------------------------------------------------------
Stock Data/(1)/

                                                   Per Share
                  ---------------------------------------------------------------------------------------
                               Diluted
                                 Net      Dividends     Book         Low       High          Quarter
Quarter Ended                  Income       Paid       Value      Price/(2)/   Price/(2)/   End Price
December 31, 2000.........     $  .48       $  .11    $  13.63    $  14.69    $  18.00       $  17.63
September 30, 2000........        .42          .11       12.93       13.50       15.56          15.56
June 30, 2000.............        .41          .11       12.44       13.63       17.00          13.63
March 31, 2000............        .39          .10       12.14       14.94       18.38          15.63
December 31, 1999.........        .41          .10       12.04       18.00       19.38          18.50
September 30, 1999........        .40          .10       12.04       18.69       21.00          18.75
June 30, 1999.............        .39          .10       11.70       16.50       21.00          20.13
March 31, 1999............        .37          .10       11.76       17.44       19.00          17.44

/(1)/ On May 4, 1999, the shareholders approved the reclassification of the Common stock into the Class A common stock on a one for one basis. As a result, the Class A common stock is now the only class of outstanding common stock and has been renamed "Common" stock. Historical dividend and price information shown is that of the former Class A common stock.

/(2)/ The prices shown represent the high and low closing sales prices for the quarter.

--------------------------------------------------------------------------------
2000 Other Highlights                           First Oak Brook Bancshares, Inc.
--------------------------------------------------------------------------------

As part of our business planning discipline, we set extremely rigorous goals for the Company for the year 2000. Thanks to the enthusiastic and diligent efforts of our staff, we're proud to be able to say we met or exceeded just about all of them.

 .    Cash management. We continued to expand our elite sales team of commercial bankers. Their enthusiasm, energy, and formidable knowledge and expertise--in one of the most sophisticated specialties in all of banking--produced record results. They were aided by some noteworthy product innovations: Automated Wholesale Lockbox, which cuts the use of paper and gets our customers the information they need about collections faster via electronic data transmission, and an enhanced W.E.B.S. business banking system, which now allows commercial customers to inspect check images over the Internet as soon as their checks clear.

 .    Commercial Lending. We pushed our sales efforts to improve our yield on earning assets. As evidence of our commitment, we added four experienced loan officers--they have strong backgrounds not only in commercial real estate lending, but also in marketing and customer relationship management. We've also enrolled our team of commercial banking officers--until 2000 their primary duty had been to sell cash management services--by adding sales goals for commercial loans to their responsibilities. As a result, our generation of new commercial loans has improved.

 .    Consumer lending. Our home equity division had a banner year, its portfolio growing 21%. Our marketing attracted many new accounts and invited existing borrowers to activate their credit lines, while higher mortgage rates reduced attrition from refinances.

     Our indirect auto division felt the effects of a margin squeeze, so we bumped rates intentionally to dampen demand. Our focus was, instead, on introducing a new related activity - financing Harley-Davidson motorcycles. This is a national initiative with a marketing officer assigned full-time to this rollout. Coming to the end of our first year, we are very pleased with the good yields and low delinquencies on Harley loans.

     Our merchant credit card activities continue their healthy growth. We now serve 298 Chicago area merchants, up from 262 the year before. Two representatives now sell this service full-time, pointing out not just the savings we offer but also the high service levels our local processing affords. Recently, Oak Brook Bank was ranked 69th nationwide among banks in merchant credit card processing.

 .    Investment management. In the previous year, we added a widely recognized equity investment manager to our staff. We also added an experienced investment manager exclusively specializing in fixed-income securities. As a result, in 2000, we saw our returns become stronger, displaying performance that in a difficult market matched standard market indices.

     An advertising and public relations campaign to publicize our augmented expertise included events aimed at introducing our existing customers to our investment management capabilities and a regional radio blitz centered on "Disciplined investing for serious money." Our reputation as a money manager continues to grow.

     We have developed a specialty--administering and managing money for municipal police and fire pension plans. In 2000 we added 6 discretionary and 2 custody relationships with over $56 million in assets. By year-end 2000 in this specialty we managed 25 discretionary accounts with $148.7 million in assets and 7 custody accounts with $26.6 million in assets.

 .    First branch in Chicago. In November, we opened our first Chicago Branch at
     Dearborn and Huron Streets in River North, a few blocks west of Michigan Avenue's Magnificent Mile. This branch allows us to offer our cash management, investment management, and commercial loan services to the businesses located in the city of Chicago, and it establishes a foothold in an area having a high population density and advantageous demographics. We staffed our new branch with some of our best commercial and retail bankers, including three dedicated, full-time commercial banking officers. We initiated an innovative advertising campaign in print and radio to support the new branch with the theme, "Custom-tailored banking," and augmented it, appropriately, with an attention-getting drawing for a custom-tailored suit.

 .    Training. We have completely revamped training throughout the bank.
     Training sessions are now shorter and more focused; content has been distilled to manageable essentials; clear and concise written summaries are provided for reference; practice drills are conducted to reinforce learning; and carefully designed tests ensure competence. As a result, more of our staff can now be trained in less time, our staff is becoming more accomplished in a wider variety of tasks, and we can accomplish training without disrupting service to our customers.

 .    Retail Banking. We've given our branch managers a new role, asking them to move out of their branches several days a week to call on small businesses. Our managers have become experts in three categories of bank products--small business accounts, merchant credit card processing, and employee bank-at-work programs. They now have individual sales goals for these products, and we've started rewarding their performance directly.

 .    New Business. In June 2000 the Bank formed Oak Real Estate Development
     Corporation as a wholly owned subsidiary of the Bank. This subsidiary will, within the State of Illinois, acquire, develop, rehabilitate and sell or rent single/multi family residential real estate, residential apartment buildings and commercial properties that are part of or ancillary to residential real estate.

     The subsidiary's first project, now underway, is a gut rehab of a 90 year old row house in a neighborhood just west of the United Center in Chicago, Illinois.

--------------------------------------------------------------------------------
2001 Initiatives                                First Oak Brook Bancshares, Inc.
--------------------------------------------------------------------------------

Success for Oak Brook Bank, depends on a strong team of dedicated professionals delivering excellence in several areas, including relationship management, customizing products and fair pricing. This year we'll be stressing certain areas in particular.

 .    Commercial lending. Having expanded the commercial lending department, we are developing two commercial lending teams--one with real estate expertise and one devoted to business lending. The focus of each team will be to develop a simpler, easier and speedier way to deliver loans to our customers without sacrificing any of our very demanding standards for high asset quality.

 .    Consumer lending. We are introducing a team approach to consumer lending, starting by having just named one senior officer to head our home equity, indirect lending, merchant credit card, and other consumer loan activities.

     In indirect lending we're focusing on selling dealers on the benefit of "one-stop shopping"--utilizing us for cash management, merchant credit card processing, and commercial loans, in addition to our indirect loan facilities. Our Harley-Davidson program continues to grow. We are now operating in five states and expect to add at least five more this year.

     The branches are expected to become active in our consumer loan growth. Our branch staff are learning how to originate consumer loans (previously they focused on gathering deposits), so they can assist the many customers they see in the branches on a daily basis. We have added specific consumer loan sales goals to their responsibilities and will reward their success with incentives.

 .    New products. We want our customers to be able to turn to us for convenient, trustworthy, and competitive financial services. To that end, in the second quarter of 2001, we'll be introducing insurance products available over the phone and on our web site. We've worked hard to find the right mix of products, the right way to deliver them, and the right insurance broker to partner with. Late in the year we expect to partner with a national securities brokerage firm to offer securities brokerage.

 .    Investment management. This Department is a model for the energetic, team-driven approach we are developing bank-wide. We are focused on building discretionary assets under management from two primary sources--municipal police and fire pension plans and private clients. We have two full-time business development officers, one assigned to each market. Our three other divisions--administration, operations, and securities research and portfolio management--operate with our business development officers to form a smooth-running, efficient team. The newest member of this team who markets private client services has already begun to forge strong sales partnerships with other retail and commercial officers.

 .    Branch expansion. As part of our primary strategy to make our services conveniently available to communities throughout Chicago's western suburbs, we'll be building a new branch in southwest suburban Bolingbrook, for a total of fourteen branches in all. Bolingbrook is a rapidly growing community presenting very attractive opportunities for us, especially on the commercial side.

 .    New marketing theme. Oak Brook Bank will be introducing a new positioning line, "Oak Brook Bank, for the love of money.(SM)" It marks the first time that the bank has had a single theme that could encompass both retail and commercial banking. We will continue to stress our extraordinary level of service, our most distinctive and attractive capability. This is exemplified by our ability to customize our products to suit each customer's needs.

--------------------------------------------------------------------------------
10 Year Earnings Summary and Selected Consolidated Financial Data
--------------------------------------------------------------------------------

     (Dollars in thousands except per share data)                                          2000           1999          1998

--------------------------------------------------------------------------------------------------------------------------------
Statement        Net interest income.................................................  $   33,205    $   32,337    $   28,410
of Income        Provision for loan losses...........................................         900           840           630
Data             Net interest income after provision for loan losses.................      32,305        31,497        27,780
                 Other income........................................................      10,482         8,966         7,991
                 Other expenses......................................................      27,117        25,640        22,423
                 Income before provision for income taxes............................      15,670        14,823        13,348
                 Provision for income taxes..........................................       4,621         4,277         3,907
                 Net income..........................................................  $   11,049    $   10,546    $    9,441

--------------------------------------------------------------------------------------------------------------------------------
Common           Basic earnings per share............................................  $     1.72    $     1.60    $     1.42
Stock Data/(2)/  Diluted earnings per share..........................................        1.70          1.57          1.39
                 Cash dividends paid per share/(3)/..................................         .43           .40          .345
                 Book value per share................................................       13.63         12.04         11.46
                 Closing price of common stock per share/(3)/
                    High.............................................................       18.38         21.00         25.50
                    Low..............................................................       13.50         16.50         17.75
                    Year-end.........................................................       17.63         18.50         18.50
                 Dividends per share to closing price................................         2.4%          2.2%          1.9%
                 Closing price to diluted earnings per share.........................        10.4x         11.8x         13.3x
                 Market capitalization...............................................  $  111,875    $  120,829    $  121,783
                 Period end shares outstanding.......................................   6,345,745     6,531,314     6,582,840
                 Volume of shares traded.............................................   2,512,886     1,656,449     1,908,594

--------------------------------------------------------------------------------------------------------------------------------
Year End         Total assets........................................................  $1,249,272    $1,146,356    $1,009,275
Balance          Loans, net of unearned discount.....................................     825,020       719,969       631,987
Sheet            Allowance for loan losses...........................................       5,682         4,828         4,445
Data             Investment securities...............................................     319,985       348,607       297,674
                 Demand deposits.....................................................     221,552       196,243       187,209
                 Total deposits......................................................     978,226       894,072       777,802
                 Federal Home Loan Bank borrowings...................................      81,000        63,000        57,500
                 Trust Preferred Capital Securities..................................       6,000            --            --
                 Shareholders' equity................................................      87,606        79,999        77,061

--------------------------------------------------------------------------------------------------------------------------------
Financial        Return on average assets............................................         .90%          .99%         1.02%
Ratios           Return on average equity............................................       13.58         13.30         12.74
                 Net interest margin.................................................        2.99          3.35          3.43
                 Net interest spread.................................................        1.95          2.35          2.34
                 Dividend payout ratio...............................................       25.45         24.62         24.17

--------------------------------------------------------------------------------------------------------------------------------
Capital          Average equity to average total assets..............................        6.63%         7.41%         8.00%
Ratios           Tier 1 capital ratio................................................        9.75         10.05         10.20
                 Total capital ratio.................................................       10.35         10.65         10.80
                 Capital leverage ratio..............................................        7.47          7.12          7.61

--------------------------------------------------------------------------------------------------------------------------------
Asset            Nonperforming loans to total loans..................................         .05%          .05%          .04%
Quality          Nonperforming assets to total loans and other real estate owned.....         .05           .05           .04
Ratios           Nonperforming assets to total capital...............................         .50           .47           .35
                 Allowance for loan losses to total loans............................         .69           .67           .70
                 Net charge-offs to average loans....................................         .01           .07           .10
                 Allowance for loan losses to nonperforming loans....................       12.94x        12.98x        16.34x

/(1)/ Included in other income in 1997 was the $9,251,000 gain on the sale of our credit card portfolio.

/(2)/ Common Stock data has been restated to give effect to the following stock dividends: 100% effective September 3, 1998, 50% effective September 8, 1994, 25% effective December 23, 1993, and 50% effective November 23, 1992.

--------------------------------------------------------------------------------
                                                First Oak Brook Bancshares, Inc.
--------------------------------------------------------------------------------

   At and for the year ended December 31,
    1997              1996             1995            1994            1993            1992           1991

--------------------------------------------------------------------------------------------------------------
$   27,432        $   26,834      $   25,476      $   24,296      $   21,315      $   18,156      $   17,291
     1,550             1,510           1,050           1,200             960             870             550
    25,882            25,324          24,426          23,096          20,355          17,286          16,741
    15,541/(1)/        4,647           4,186           4,098           5,112           4,977           3,123
    20,708            20,435          19,924          19,173          18,379          16,806          15,701
    20,715             9,536           8,688           8,021           7,088           5,457           4,163
     6,962             2,429           1,996           1,827           1,555           1,144             738
$   13,753        $    7,107      $    6,692      $    6,194      $    5,533      $    4,313      $    3,425

--------------------------------------------------------------------------------------------------------------
$     2.09        $     1.06      $     1.00      $      .92      $      .83      $      .64      $      .52
      2.03              1.03             .98             .91             .81             .64             .51
      .270              .190            .158            .138            .118            .110            .107
     10.38              8.62            8.23            6.27            6.63            5.58            5.03

     25.19             12.75           10.75           10.25            7.74            5.87            5.25
     11.38             10.25            8.25            7.25            5.07            4.31            2.58
     24.00             11.63           10.32            8.63            7.17            5.20            4.67
       1.1%              1.6%            1.5%            1.6%            1.6%            2.1%            2.3%
      11.8x             11.3x           10.5x            9.5x            8.9x            8.1x            9.2x
$  160,477        $   78,458      $   69,409      $   58,037      $   48,213      $   34,967      $   31,080
 6,686,560         6,746,186       6,725,684       6,725,084       6,724,226       6,724,515       6,655,211
 3,447,438         1,133,042       2,011,048       2,134,482       1,511,475       1,413,934       2,036,649

--------------------------------------------------------------------------------------------------------------
$  816,144        $  768,655      $  678,102      $  634,705      $  613,574      $  514,913      $  460,183
   447,332           420,164         362,728         309,681         278,177         265,538         202,928
     4,329             4,109           3,932           3,859           3,231           2,890           2,514
   302,098           265,954         256,192         263,943         223,988         180,108         170,048
   153,806           147,497         128,236         109,237         113,780          94,222          82,724
   627,763           648,303         555,086         513,623         508,173         436,599         401,990
    42,500                --           3,500           6,000           6,000              --              --
        --                --              --              --              --              --              --
    71,661            59,553          53,762          42,909          44,118          37,764          34,223

--------------------------------------------------------------------------------------------------------------
      1.76%              .97%           1.03%           1.01%            .95%            .84%            .74%
     21.72             12.77           14.00           14.54           13.85           12.00           10.46
      3.97              4.20            4.54            4.61            4.44            4.33            4.50
      2.86              3.23            3.57            3.87            3.75            3.47            3.25
     12.43             18.63           14.63           14.13           16.75           15.63           19.33

--------------------------------------------------------------------------------------------------------------
      8.11%             7.59%           7.39%           6.95%           6.89%           6.98%           7.03%
     13.70             12.66           13.33           13.37           11.88           12.30           13.05
     14.55             13.54           14.32           14.46           12.83           13.24           14.03
      8.57              7.69            7.94            7.50            6.56            7.27            7.24

--------------------------------------------------------------------------------------------------------------
       .09%              .49%            .03%            .21%            .11%            .17%            .26%
       .09               .49             .03             .21             .46             .54             .26
       .53              3.49             .19            1.49            2.92            3.80            1.57
       .97               .98            1.08            1.25            1.16            1.09            1.24
       .32               .34             .30             .20             .23             .22             .22
     11.45x             1.98x          37.81x           6.05x          10.99x           6.54x           4.68x


/(3)/ On May 4, 1999, the shareholders approved the reclassification of the Common stock into Class A common stock on a one for one basis. As a result, the Class A common stock is now the only class of outstanding common stock and has been renamed "Common" stock. Historical dividend and price information shown is that of the former Class A common stock.

--------------------------------------------------------------------------------
Consolidated Balance Sheets                     First Oak Brook Bancshares, Inc.
--------------------------------------------------------------------------------

                                                                                                   December 31,
(Dollars in thousands)                                                                         2000           1999
Assets
Cash and due from banks........................................................            $    55,291    $    47,080
Federal funds sold and securities purchased under agreements
  to resell....................................................................                 15,640             --
Interest-bearing deposits with banks...........................................                    119            488
Investment securities:
  Securities held-to-maturity, at amortized cost (fair value of $99,617
     and $93,202 in 2000 and 1999, respectively)...............................                 98,131         94,425
  Securities available-for-sale, at fair value.................................                221,854        254,182
                                                                                    ---------------------------------
Total investment securities....................................................                319,985        348,607
Loans, net of unearned discount................................................                825,020        719,969
Less-allowance for loan losses.................................................                 (5,682)        (4,828)
                                                                                    ---------------------------------
  Net loans....................................................................                819,338        715,141
Premises and equipment, net....................................................                 23,117         21,809
Other assets...................................................................                 15,782         13,231
                                                                                    ---------------------------------
Total Assets...................................................................            $ 1,249,272    $ 1,146,356
                                                                                    =================================

Liabilities and Shareholders' Equity
Noninterest-bearing demand deposits............................................            $   221,552    $   196,243
Interest-bearing deposits:
  Savings deposits and NOW accounts............................................                130,602        171,135
  Money market accounts........................................................                111,761         57,186
  Time deposits:
     Under $100,000............................................................                279,139        236,108
     $100,000 and over.........................................................                235,172        233,400
                                                                                    ---------------------------------
Total interest-bearing deposits................................................                756,674        697,829
                                                                                    ---------------------------------
Total deposits.................................................................                978,226        894,072
Federal funds purchased and securities sold under agreements to repurchase.....                 71,967         78,008
Treasury, tax and loan demand notes............................................                 11,740         20,000
Federal Home Loan Bank borrowings..............................................                 81,000         63,000
Trust Preferred Capital Securities.............................................                  6,000             --
Other liabilities..............................................................                 12,733         11,277
                                                                                    ---------------------------------
Total Liabilities..............................................................            $ 1,161,666    $ 1,066,357
                                                                                    =================================

Shareholders' Equity:
  Preferred stock, series B, no par value, authorized--100,000 shares,
        issued--none...........................................................                     --             --
  Common stock, $2 par value, authorized--16,000,000 shares in
        2000 and 1999, issued--7,283,256 shares in 2000 and 1999,
        outstanding--6,345,745 shares in 2000 and 6,531,314 shares
        in 1999................................................................                 14,567         14,567
  Surplus......................................................................                 11,849         11,985
  Accumulated other comprehensive income (loss), net of tax....................                  1,410         (1,245)
  Retained earnings............................................................                 70,593         62,356
  Less cost of shares in treasury, 937,511 and 751,942 common
        shares in 2000 and 1999, respectively..................................                (10,813)        (7,664)
                                                                                    ---------------------------------
Total Shareholders' Equity.....................................................                 87,606         79,999
                                                                                    ---------------------------------
Total Liabilities and Shareholders' Equity.....................................            $ 1,249,272    $ 1,146,356
                                                                                    =================================

--------------------------------------------------------------------------------
Consolidated Statements of Income               First Oak Brook Bancshares, Inc.
--------------------------------------------------------------------------------

(Dollars in thousands except per share amounts)                                           Years Ended December 31,
                                                                                         2000        1999        1998
Interest income:
   Interest and fees on loans.................................................         $60,450     $50,078     $40,811
   Interest on securities:
       U.S. Treasury and Government agencies..................................          18,031      14,208      14,127
       Obligations of states and political subdivisions.......................           2,979       2,825       2,574
       Other securities.......................................................             888         830       1,314
   Interest on Federal funds sold and securities purchased
       under agreements to resell.............................................           1,821       1,118       2,106
   Interest on deposits with banks............................................              14         401         764
                                                                                  ------------------------------------
Total interest income.........................................................          84,183      69,460      61,696
Interest expense:
   Interest on savings deposits and NOW accounts..............................           4,201       4,765       5,711
   Interest on money market accounts..........................................           4,400       1,648       1,302
   Interest on time deposits..................................................          31,465      23,428      20,016
   Interest on Federal funds purchased and securities
       sold under agreements to repurchase....................................           5,405       3,042       2,491
   Interest on Treasury, tax and loan demand notes............................           1,019         370         523
   Interest on Federal Home Loan Bank borrowings..............................           4,286       3,870       3,243
   Interest on Trust Preferred Capital Securities.............................             202          --          --
                                                                                  ------------------------------------
Total interest expense........................................................          50,978      37,123      33,286
                                                                                  ------------------------------------
Net interest income...........................................................          33,205      32,337      28,410
Provision for loan losses.....................................................             900         840         630
                                                                                  ------------------------------------
Net interest income after provision for loan losses...........................          32,305      31,497      27,780
                                                                                  ------------------------------------
Other income:
   Service charges on deposit accounts........................................           4,671       3,600       3,190
   Investment management and trust fees.......................................           1,144       1,128       1,048
   Merchant credit card processing fees.......................................           2,552       1,858       1,329
   Fees on mortgages sold, net................................................             177         422         416
   Income from revenue sharing agreement......................................             900         900         900
   Other operating income.....................................................           1,020         979       1,029
   Investment securities gains, net of losses.................................              18          79          79
                                                                                  ------------------------------------
Total other income............................................................          10,482       8,966       7,991
                                                                                  ------------------------------------
Other expenses:
   Salaries and employee benefits.............................................          16,171      15,817      13,680
   Occupancy expense..........................................................           1,797       1,683       1,566
   Equipment expense..........................................................           2,011       1,824       1,906
   Data processing............................................................           1,028         968         776
   Postage, stationery and supplies...........................................             869         865         834
   Advertising and business development.......................................           1,356       1,231       1,090
   Merchant credit card interchange expense...................................           1,942       1,419         994
   Other operating expenses...................................................           1,943       1,833       1,577
                                                                                  ------------------------------------
Total other expenses..........................................................          27,117      25,640      22,423
                                                                                  ------------------------------------
Income before income taxes....................................................          15,670      14,823      13,348
Income tax expense............................................................           4,621       4,277       3,907
                                                                                  ------------------------------------
Net income....................................................................         $11,049     $10,546     $ 9,441
                                                                                  ====================================

Basic earnings per share......................................................         $  1.72     $  1.60     $  1.42
                                                                                  ====================================
Diluted earnings per share....................................................         $  1.70     $  1.57     $  1.39
                                                                                  ====================================

--------------------------------------------------------------------------------
The Essentials of our Company                   First Oak Brook Bancshares, Inc.
--------------------------------------------------------------------------------

Our Mission

Building an energetic, harmonious and winning team to deliver value to our customers and create value for our shareholders.

Our Strategies

We aim to:

 .    Build a leading business bank in Chicagoland, starting from our strong base in the western suburbs;

 .    Blend the sophisticated products and delivery systems of a money-center bank with the loving service of a community bank;

 .    Tailor-make our products and services to fit the needs of our customers;

 .    Teach every employee, to whatever degree possible, to be knowledgeable, trustworthy and effective sales representatives and, at all times, to treat each other and our customers warmly and with dignity and respect;

 .    Earn a predictable, consistent and growing profit while preserving our high asset quality.

Markets & Marketing

Products. We sell our main business banking products mostly through sales calls made by 21 full-time business development officers. Our top revenue producers include cash management services, commercial real estate and business loans, automobile dealer business, and investment management and trust services. The tables below show how these areas have been faring.

----------------------------------------------------------------------------------------
Commercial Banking and Cash Management

($ in millions)                                  1997        1998        1999      2000
Fee Income:
  Account Analysis                            $     1.7  $     2.2  $     2.6  $     3.5
  Merchant Processing                               1.0        1.3        1.9        2.6
  Sweep Accounts                                     .1         .2         .2         .2

Commercial Checking
  Deposits at year end                              120        154        159        184
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
Business and Commercial Real Estate Lending

($ in millions)                                  1997        1998        1999      2000
Commercial Real Estate:
  Revenue                                     $     9.4  $    11.0  $    13.8  $    17.1
  Loans Outstanding at year end                     110        156        181        227

Business Loans:
  Revenue                                           3.8        5.9        8.0       10.0
  Loans Outstanding at year end                      55        109        108        136
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
Auto and Motorcycle Dealer Business

($ in millions)                                  1997        1998       1999      2000
Loan Revenues                                 $     6.4  $    11.4  $    16.3  $    18.9
Loans Outstanding at year end:
  Indirect Loans                                    106        165        215        219
  Floor Plan Loans                                    7         23         18         13
  Commercial Mortgages                                6         16         28         29

Checking Deposits at year end                         8         10         11         12
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
Investment Management and Trust Services

($ in millions)                                  1997        1998       1999       2000
Department Income                             $    .908  $   1.048  $   1.128  $   1.144

Discretionary Assets
  Under Management at year end                      134        195        245        271
----------------------------------------------------------------------------------------

We sell our main consumer products mostly through regional radio, newspaper, and direct mail. We also support them on our Web site. We bolster this with a staff of consumer and mortgage loan originators, a Call Center open seven-days-a-week, and retail bankers in our 13 offices.

Customization. Over the years, we've developed an enviable reputation for outstanding processing and superior service. Now we are focusing on sales. We have concentrated on hand tailoring products and services like cash management, lending, and investment management, especially for business clients. It distinguishes us from competitors and keeps us from turning our products and services into commodities.

Distribution. Our products are available at our 13 traditional banking offices, where they're supported by a cadre of marketing officers. In addition, consumer deposits are also available through our proprietary network of 18 ATMs and the 402 ATMs we share with other members of the regional Agree(SM) alliance (none of which impose surcharges on customers). They're also available through the regional Cash Station(R)/MAC(R)/Star(SM) networks and the worldwide CIRRUS(R) system. Moreover, our phone-banking system provides account information 24 hours a day, seven days a week.

We offer retail and business banking on the Internet. Our home page offers general information, product information, useful consumer data, investor relations information, and links to retail and business Internet applications. At our Internet retail branch, www.obb.com, visitors can arrange for On-Line home banking with an option for bill payment, open deposit accounts, and obtain consumer loans. Our Web Electronic Banking System, "W.E.B.S.," introduced in 1998, was the first Internet business banking system in the Midwest. Commercial customers can look up balances and statements; find out whether checks have cleared and, for those that have cleared, view their actual check images; transfer funds between accounts; initiate wires; and issue stop payment orders--all securely over the Internet.

Branch Offices. Eleven of our thirteen banking offices are located in Chicago's western suburbs. The other offices are in Glenview, on Chicago's affluent North Shore, and in the River North area of Chicago, just 3 blocks west of Michigan Avenue's famous "Magnificent Mile". The total population living within three miles of each office totals 1.3 million and enjoys an average household income
(AHI) of $98,000 which is significantly higher than the AHI for the Chicago area or the United States. Our superior demographics by branch and branch locations are shown to the right.

---------------------------------------------------------------------------
Branch Demographics*--3 Mile Radius/(1)/

Location                  Branch       Population      Average
(year acquired           Deposits                     Household
or opened)           ($ in thousands)                   Income

Addison (acq. '74)       $ 71,448         87,042       $ 77,865
Aurora ('98)               32,360         36,817         69,898
Bensenville ('86)          19,089         57,025         76,206
Broadview (Acq. '89)       52,094        161,239         67,224
Burr Ridge ('88)           55,669         51,160        115,539
Chicago ('00)               2,548        306,095         91,032
Glen Ellyn ('98)           24,567        117,537         86,586
Glenview ('90)             68,643         71,608        166,282
LaGrange ('99)             28,980        101,363         93,177
Lisle ('85)                28,489        107,103        107,685
Naperville ('88)           37,922         73,920        110,538
Oak Brook (acq. '76)      522,683         80,202        110,166
Warrenville (acq. '83)     33,734         45,727        100,068

* as of 12/31/00
/(1)/  Source: Claritas, Inc.: 2000 population and average household income

---------------------------------------------------------------------------

Our brick and mortar branch concentration in the western suburbs provides local businesses and consumers with a convenient and efficient source of high touch banking. It also contributes to the awareness of the Oak Brook Bank identity in its prime market, representing a base of strength readily exportable to the rest of Chicagoland.

Notwithstanding the growing importance of plastic and electronic funds, our customers still perceive their money as a "tangible" requiring protection in secure premises and, consequently, have reacted favorably to our expanding physical presence.

Branch Locations

                                     [MAP]

Competition

Although there's plenty of strong competition in financial services in the six-county Chicago metropolitan area, there are only eight banking companies having deposits over $3 billion. Next in line, forming a middle tier, are about twenty more, with deposits from $3 billion down to around $600 million. We're in this middle tier, with about $978 million in deposits.

In fact, in DuPage County, the center of our western suburban market, we rank sixth in deposits among commercial banks, trailing only Bank One, Harris, LaSalle, West Suburban, and Old Kent. We believe our increasing prominence is giving us more opportunities for new business in Chicagoland.

Growth

We operate in a growth mode in a large and expanding market. Even though acquiring such growth requires significant investments in people and infrastructure, core earnings year over year have been on the rise. Our growth is based largely on volume gains, more so than spread gains. The Chicago market is, in this sense, highly price competitive, but is large enough to present significant opportunities to grow volume and market share. By acting on those opportunities, our assets have risen to $1.25 billion in 2000.

Growth

($ in millions)   1997     1998     1999     2000

Assets          $  816   $1,009   $1,146   $1,249

Loans              447      632      720      825

Deposits           628      778      894      978

Core Earnings     8.67     9.44    10.55    11.05

High Asset Quality

We have a record of high asset quality with very few nonperforming loans, in accordance with one of our fundamental goals--to earn a consistent, predictable and growing profit while preserving our high asset quality. Steady and predictable earnings make our Company easy to understand, and present an advantageous, long-term risk to reward ratio.

At the year's end, the ratio of nonperforming assets to total loans and other real estate owned was .05%. Compare that to .84% for a nationwide peer group of banks with assets of $1-2 billion. Averaged over three years, we had .05% vs. our peers' .77%.

Net charge-offs for 2000 were .01% of average loans compared to peers' .27%. Net charge-offs based on a three-year average are .06% compared to peers' .25%. These outstanding results have been achieved during a period of vigorous loan growth--from $447 million at the end of 1997 to $825 million at year-end 2000.

--------------------------------------------------------------------------------
Directors and Officers*                         First Oak Brook Bancshares, Inc.
--------------------------------------------------------------------------------

Corporate Executive Officer Directors**

Eugene P. Heytow, Chairman of the Board and
Chief Executive Officer

Richard M. Rieser, Jr., President

Frank M. Paris, Vice Chairman

Corporate Non-Officer Directors**

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

Charles J. Gries (Advisory Director), Partner, Charles
J. Gries & Company LLP (Certified Public
Accountants)

Thomas J. Hartigan, Vice President, Hartway
Management, Inc. (Management and operation of multiple car dealerships)

Andrew Heytow, President, Advantage Cutting &
Gasket, Inc.

Bruce Wechsler, President, Wexenthaller Realty
Management, Inc.

*   As of December 31, 2000
**  These directors are also directors of Oak Brook Bank

--------------------------------------------------------------------------------
Independent Auditors' Report
--------------------------------------------------------------------------------

The Board of Directors of First Oak Brook Bancshares, Inc.:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of First Oak Brook Bancshares, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three year period ended December 31, 2000 (not presented herein); and in our report dated January 19, 2001, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

/s/ KPMG LLP

Chicago, Illinois
January 19, 2001

--------------------------------------------------------------------------------
Shareholder Information                         First Oak Brook Bancshares, Inc.
--------------------------------------------------------------------------------

Stock Listing

The Company's Common Stock trades on The Nasdaq Stock Market(R) under the symbol FOBB. As of January 31, 2001, there were 315 holders of record and approximately 1,700 beneficial shareholders.

Corporate Office

1400 Sixteenth Street
Oak Brook, Illinois 60523
(630) 571-1050
www.firstoakbrook.com
email--rbouman@obb.com

Annual Meeting of Shareholders

The Annual Meeting of Shareholders will be held at 10 a.m. on Tuesday, May 8, 2001, in the Conference Center in our Corporate Office at 1400 Sixteenth Street, Oak Brook, Illinois 60523.

Financial Information

The Company's 2000 Form 10-K Annual Report and quarterly financial releases, as well as other Company information, can be accessed through our website on the Internet at www.firstoakbrook.com.

Any individual requesting a printed copy of the Company's 2000 Form 10-K Annual Report filed with the Securities and Exchange Commission may obtain it without charge by writing to Rosemarie Bouman, Vice President and Chief Financial Officer, at the Corporate Office.

Products and Services

To receive information on our products and services, call us at 1-800-536-3000 or visit our Internet site at www.obb.com.

Transfer Agent and Registrar

For answers to questions about stock transfers, changes of address, dividend payments, or lost certificates, call our transfer agent, Oak Brook Bank, at
(630) 571-1050 x255.

Market Makers

The following firms make a market in the Company's Common Stock. Those marked with an asterisk* also provide research coverage.

Bridge Trading Company................. 314-567-8300

Dain Rauscher Wessels.................. 800-862-8029

First Union Capital Markets............ 312-574-6000

Howe Barnes Investments, Inc.*......... 312-655-3000

Keefe, Bruyette & Woods, Inc.*......... 212-323-8300

Sandler, O'Neill & Partners, L.P.*..... 312-795-1500

Spear, Leads & Kellogg................. 212-422-2405

Stifel, Nicolaus & Co., Inc.*.......... 314-342-2000

Trident Securities, Inc................ 404-249-6644

William Blair & Co..................... 312-236-1600

                        First Oak Brook Bancshares, Inc.
                   1400 Sixteenth Street, Oak Brook, IL 60523
                             www.firstoakbrook.com