Form 10-K, Exhibit 13
period 2001-12-31
FIRST OAK BROOK BANCSHARES INC
filed 2002-03-22
CIK 717837

                                    [PHOTO]



                        FIRST OAK BROOK BANCSHARES, INC.
                           2001 Summary Annual Report

First Oak Brook Bancshares, Inc., established in 1983 and public since 1985, is a bank holding company with $1.4 billion in total assets. First Oak Brook Bancshares, Inc. is the ninth largest independent, publicly-held bank holding company headquartered in Illinois.

Our subsidiary, Oak Brook Bank, serves Chicagoland from 14 offices located primarily in the western suburbs.

Our common stock trades on the NASDAQ, stock market(R) under the ticker symbol FOBB.

Our 291 full time and 39 part time employees are committed to working together to deliver value to our customers and to create value for our shareholders.

Table of Contents

Financial Highlights .....................................................   1
Message to our Shareholders ..............................................   2
10 Year Earnings Summary and Selected Consolidated Financial Data ........  12
Consolidated Balance Sheets ..............................................  14
Consolidated Statements of Income ........................................  15
Directors and Officers ...................................................  16
Shareholder Information ..................................................  18
Corporate Information ....................................................  19
Independent Auditors' Report .............................................  20

-------------------------------------------------------------------------------

Forward-Looking Statements

This report contains certain forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and this statement is included for purposes of involving these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe the Company's future plans, strategies and expectations, can generally be identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain and actual results may differ materially from the results projected in forward-looking statements due to various factors. These risks and uncertainties include, but are not limited to, fluctuations in market rates of interest and loan and deposit pricing; a deterioration of general economic conditions in the Company's market areas; legislative or regulatory changes; adverse developments in our loan or investment portfolios; the assessment of its provision and reserve for loan losses; significant increases in competition or changes in depositor preferences or loan demand; difficulties in identifying attractive branch sites or other expansion opportunities, or unanticipated delays in construction buildout; difficulties in attracting and retaining qualified personnel; and possible dilutive effect of potential acquisitions or expansion. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. We undertake no obligation to update publicly any of these statements in light of future events except as may be required in subsequent periodic reports filed with the Securities and Exchange Commission.

-------------------------------------------------------------------------------

                              FINANCIAL HIGHLIGHTS

                                                                         At and for the year ended December 31,

                                                2001               2000             1996           1991
                                             (this year)        (last year)     (5 years ago) (10 years ago)
                                                       (Dollars in thousands except per share amounts)
Net Income

Net income.................................  $    13,648     $    11,049        $   7,107      $    3,425

Per Share

Basic earnings per share...................  $      2.16     $      1.72        $    1.06      $      .52
Diluted earnings per share.................         2.12            1.70             1.03             .51
Book value at year-end.....................        15.43           13.63             8.62            5.03
Market price at year-end/(1)/..............        24.15           17.63            11.63            4.67
Cash dividends paid/(1)/...................          .45             .43              .19             .11

Balance Sheet Highlights

Total assets...............................  $ 1,386,551     $ 1,249,272        $ 768,655      $  460,183
Loans, net of unearned discount............      916,645         825,020          420,164         202,928
Demand deposits............................      211,939         221,552          147,497          82,724
Total deposits.............................    1,077,966         978,226          648,303         401,990
Shareholders' equity.......................       99,552          87,606           59,553          34,223

Performance Ratios

Return on average assets...................         1.04%            .90%             .97%            .74%
Return on average equity...................        14.47%          13.58%           12.77%          10.46%

Asset Quality Ratios

Nonperforming loans to total loans.........          .19%            .05%             .49%            .26%
Nonperforming assets to total loans
and other real estate owned................          .19             .05              .49             .26
Nonperforming assets to
total capital..............................         1.74             .50             3.49            1.57
Allowance for loan losses to
total loans................................          .76             .69              .98            1.24
Net charge-offs to average loans...........          .03             .01              .34             .22
Allowance for loan losses to
nonperforming loans........................         4.03x          12.94x            1.98x           4.68x


(1) On May 4, 1999, the shareholders approved the reclassification of the Common stock into Class A common stock on a one for one basis. As a result, the Class A common stock is now the only class of outstanding common stock and has been renamed "Common" stock. Historical dividend and price information shown is that of the former Class A common stock.

                           MESSAGE TO OUR SHAREHOLDERS

Your Company ended 2001 with profits of $13.6 million and shareholders' equity nudging $100 million. On a per share basis, this equates to diluted earnings of $2.12 and a book value of $15.43. Our quarterly dividend stands at $.12 per share. Compared to ten years ago, our profits surged 4.0 times, our book value
3.1 times, and our cash dividends 4.2 times.

                               A Decade of Growth

As we looked more closely at our astonishing decade of growth--which, by the way, is highlighted on page 1 and set out in greater detail on pages 12-13 of this Report--we were struck by a comparison of the last five years' profits to the prior five years. In the most recent five year period, we earned $58.4 million or an average $1.76 per diluted share, whereas in the preceding five years we earned $29.8 million or an average of $.87 a diluted share. In short, we doubled our earnings! What sparked this dynamic growth?

                       Our Banking Philosophy is the Same

Our banking philosophy remained much the same. We focused on building a leading commercial bank from our strong base in Chicago's affluent western suburbs. We continued to blend the sophisticated products and delivery systems of a money center bank with the caring personal service of a local community bank. We are still committed to customizing our products and services to suit the specific needs of business clients. And we persevered in our obsession with maintaining excellent credit quality to promote a predictable, consistent and growing stream of earnings.

                         Our People Make the Difference

What had changed? Trite as it may sound, we believe the difference comes down to one thing--our people. With each passing year, commercial banking has become a little less capital intensive and a little more labor dependent. Take, for example, the sale of fee-based services, such as treasury management, money management, merchant credit card services, and residential mortgage origination. From these we produced revenues of $11.1 million in 2001, almost 6 times the $2 million a decade earlier. This dramatic growth would not have occurred but for a remarkable change in our internal culture.

Key Components of Fee-Based Services

(Dollars in millions)          2001      2000       1996       1991
Treasury Management ......   $   5.2   $   3.7     $  1.5    $   1.4

Investment Management
and Trust ................   $   1.4   $   1.1     $   .7    $    .3

Merchant Credit
Card Services ............   $   3.8   $   2.6     $   .5    $    .3

Gain on Sale of
Residential Mortgages ....   $   .64   $   .18     $  .13         --

Totals ...................   $  11.14  $  7.58     $ 2.83    $  2.00

                          MESSAGE TO OUR SHAREHOLDERS

                            We Built a Sales Culture

As we first pointed out in our 1998 Annual Report (which can be found on our web-site at firstoakbrook.com), we have transformed ourselves from a processing mentality to a sales culture. Now, we can begin to quantify this paradigm shift. First, just beneath the senior executive level, we made numerous changes among the managing line officers, installing leaders to implement the new sales culture. In our six line departments, Commercial Banking, Commercial Lending, Commercial Real Estate Lending, Retail Banking, Consumer Lending and Investment Management and Trusts, all but one of our senior managers have joined us within the last eight years (average tenure of 5 years). It is their shared vision which is the foundation for our newfound energy and success. In recognition of their inspiration and accomplishments, each was rewarded with an executive vice presidency at our January Board Meeting.

Another measure of our commitment to marketing is the tally of 27 officers and staff devoted full-time to sales. We employ 17 commercial bankers whose sole missions are to sell treasury management and cross-sell other bank products and services, 2 trust officers selling money management, 2 reps selling credit card services to merchants, 4 mortgage originators selling residential mortgage loans and 2 officers who sell to car and motorcycle dealers. Ten years ago, our full-time sales staff totaled just 2, both commercial bankers; not a single other full-time sales job then existed.

                             It's More Than Numbers

Even within departments traditionally encompassing significant sales responsibilities, including Commercial Lending, Commercial Real Estate Lending, Consumer Lending and Retail Banking, the value of selling and cross selling is continually emphasized. Here numbers alone do not tell the whole story. One of our most important current initiatives is to learn what our customers and prospects define as the "ideal banking experience." To this end, we recently invited retail customers to attend focus groups on our premises.

One customer told us how she had originally been a CD rate-shopper, investing at whatever financial institution was then paying top-dollar. Our personal banker spent the time to learn where her other money was deposited and when it was maturing, phoning this customer just before her CDs came due elsewhere to quote our rates. Out of loyalty to our friendly, helpful banker and for the convenience of one-stop shopping, this customer moved all her money to us. Our personal banker responsible for developing this relationship recently earned a promotion to branch manager.

Another customer tells of how she foregoes our convenient drive-up to come into our lobby because we give her a friendly greeting and call her by name. Over and

                          MESSAGE TO OUR SHAREHOLDERS

over, we heard how our needs-based, consultative sales approach is understood by customers to be good service. This is a far cry from a decade ago when most of our own bankers believed sales was one thing and service something else.

Once this new positive attitude toward sales took hold, it is amazing how quickly it has been transmitted within the Company. For a number of years, we have attracted very talented college graduates through our management associate and credit analyst training programs. Last year we hired eight trainees from Brown, Georgetown, Illinois, Indiana, Loyola, Notre Dame and Wellesley. One trainee who joined our Commercial Banking Department landed her first substantial commercial account in less than six months--a record. We were amazed. Had she been in sales before, we wondered? "No," Brian England, her department head, told us. "In fact, at the beginning she was having a tough time dealing with all the rejection." Were these hot leads, we asked? "No," Brian said, "They came from cold calls starting with a phone solicitation." What was it then, we wanted to know? "She's smart, has guts, and listened to and learned from her mentor, a seasoned sales vice president." Even better, Brian then told us about one prospect in this young trainee's growing pipeline: "Just a few weeks ago, she cold called on a medical practice at lunchtime. Spying a pizza place next door, she ordered several large pizzas and walked into the doctors' office with them. In a few minutes, she had three of the doctors joining her for lunch in their own conference room. We just learned we're getting their business."

Selling is contagious, especially when you believe, as we do, in the quality of the products and services we offer. And our positive sales attitude is borne out by our growth. A few highlights are reported by product on page 5.

                  Supporting Sales: Advanced Product Technology

Naturally, our sales growth is a function not just of our sales and marketing expertise but also of our superior sales support and product development efforts. A few of the technology enhancements and new products we added during 2001 included the following:

Treasury Management. Our expanded support staff introduced "UPLIFT"(SM), a product that transmits lockbox remittance detail from the bank directly to our clients' accounts receivable programs, eliminating the need to reenter the information on customers' systems. Also, as a result of electronic cash letter improvements, now clients can determine their cash positions at 8:30 a.m., instead of 11:00 a.m. Another innovation permits our clients to receive 30 days of deposit and check image information on CD-ROM and to perform inquiries by check number or amount.

Merchant Credit Card Processing. Ranked 59th nationwide among banks in merchant credit card processing, we added Level 3 processing to our capabilities.

                           MESSAGE TO OUR SHAREHOLDERS

                  A Decade of Revenue and Balance Sheet Growth

                                                                        2001            2000           1996             1991
                                                                    (this year)     (last year)    (5 years ago)   (10 years ago)

                                                                                        (Dollars in millions)
   Non-Interest Bearing
   Commercial Checking Accounts
   (derived mainly from treasury management
   activities)
   DDA average portfolio balance ................................     $   159         $   166         $   109         $    81
   Fee revenues .................................................     $   5.2         $   3.7         $   1.5         $   1.4

   Merchant Credit Cards
   Numbers of outlets served ....................................         377             298             138             116
   Fee revenues .................................................     $   3.8         $   2.6         $    .5         $    .3

   Investment Management & Trusts
   Number of managed accounts ...................................         333             305             197              43
   Managed assets ...............................................     $   379         $   271         $    91         $    21
   Total assets .................................................     $   567         $   409         $   173         $    51
   Fee revenues .................................................     $   1.4         $   1.1         $    .7         $    .3

   Residential Mortgages
   Total number of mortgages originated .........................         433             194             244              92
   Amount of mortgages originated ...............................     $    88         $    40         $    49         $    18
   Amount of mortgages sold .....................................     $    76         $    16         $    18              --
   Fee revenues on mortgages sold
   (net of originators' commissions) ............................     $   .64         $   .18         $   .13              --

   Commercial and Industrial and
   Commercial Real Estate Loans
   Number of loans in portfolio .................................         892             846             458             443
   Portfolio balance ............................................     $   463         $   364         $   140         $    62
   Loan and fee revenues ........................................     $  31.9         $  27.3         $  11.7         $   5.5

   Indirect Loans
   Number of loans in portfolio (cars & trucks) .................      16,753          17,497           4,844           1,045
   Portfolio balance (cars & trucks) ............................     $   205         $   214         $    58         $     7
   Number of loans in portfolio (motorcycles) ...................       1,564             457              --              --
   Portfolio balance (motorcycles) ..............................     $    19         $     5              --              --
   Loan revenues (cars, trucks, motorcycles) ....................     $  16.7         $  15.6         $   3.4         $    .8

   Home Equity Loans
   Number of loans in portfolio .................................       2,510           2,426           1,958           1,944
   Portfolio balance ............................................     $   113         $   103         $    55         $    47
   Loan revenues ................................................     $   7.3         $   7.7         $   4.2         $   4.0

                           MESSAGE TO OUR SHAREHOLDERS

     Level 3 captures more information at the point of sale, as required, in particular, for many transactions involving units of government.

     Commercial and Commercial Real Estate Lending. We installed an advanced loan tickler system which allows us to track credit information periodically due from our borrowers, such as receivables agings, insurance renewals, and financial statements. If borrowers are late with any expected data, the system automatically prints customer reminders.

     Retail Banking. We want our retail customers to consider us for a full range of financial services. To that end, we introduced insurance products and made them available over the phone and on our website at obb.com. We now offer auto, homeowners, term life, home warranty and long-term care insurance. Also, we established a partnership with AmeriTrade for securities brokerage over the Internet and by telephone.

                  Supporting Sales: A Streamlined Organization

     The transition to a sales culture required some restructuring of our organization. Currently, our president manages commercial lending and investment functions, acting as our chief credit risk officer. Our chief marketing officer focuses on sales. Our CFO handles operations, accounting, retail banking, and consumer lending. And our general counsel also supervises the administration of the legal, human resources, internal audit and building and facilities departments. As mentioned earlier in this message, six line Departments, each now headed by an executive vice president, constitute the revenue generators in the Company. In 2001, we tweaked this organizational structure somewhat:

     We established Institutional Banking within our Commercial Banking Department to market to the public sector, the health care industry, and not-for-profit organizations. Joint calling efforts between Institutional Banking and Investment Management & Trusts aimed primarily at municipalities are now routine.

     We combined our indirect lending, home equity lending, other consumer lending activities and merchant credit card processing into one department, Consumer Lending. This added management depth to these related functions.

     We divided commercial loan activities into two departments, Commercial and Industrial Lending and Commercial Real Estate Lending, each now headed by its own executive vice president. Our commercial real estate business for many years has been a key contributor to our growth and profitability. In 2001, with 5 lenders, the department closed $183 million in loans and lines, typically to finance local residential and retail construction and for commercial mortgages. Outstandings increased $89 million in 2001 to $316 million.

                          MESSAGE TO OUR SHAREHOLDERS

     The commercial and industrial lending function was restaffed and energized as part of its becoming an independent department, Commercial and Industrial Lending. Glenn Krietsch, for many years a senior commercial lender here but who most recently headed residential lending, assumed department leadership. Retaining only one vice president, in 2001 he added three new seasoned lenders, all well qualified to sell, as well as underwrite, commercial credit. He plans to continue to build staff, both through internal development of credit analyst associates and by selective hiring from outside. Our Commercial and Industrial Lending Department closed $101 million in loans and lines in 2001 and increased outstandings by $10 million. Of the year-end outstandings of $147 million, roughly $95 million represent a wide variety of loans to local small and medium-sized businesses and professionals; the balance of $52 million primarily consist of syndications and participations in larger national credits.

     To sum up, our outstanding growth has been fueled by a very significant investment in intellectual capital, especially on the sales side of our business, supported by focused leadership operating in a flat, streamlined organization and by new technologies aimed at efficiently delivering the quality banking services our clients need and desire.

             Supporting Sales: Building a Convenient Branch Network

     This doesn't mean we've been neglecting more capital-intensive growth. In the previous five years, we opened 4 new branches. And in 2002 we opened our 14th office in a far southwest Chicago suburb, Bolingbrook, in Will County, Illinois. The demographics of the markets around our offices is very impressive. Within 3 miles around each office, we are convenient to a population totaling 1.3 million, with well above average household income estimated at $97,000, and, of course, thousands of businesses.

     While it remains our unmistakable primary strategy to invest in the skilled bankers who can carry our message to the community, it is also a key part of our approach to build or buy a network of offices at which our customers can conveniently take delivery of our banking services. To this

                Our new Bolingbrook office opened in March 2002.
                                     [PHOTO]

                           MESSAGE TO OUR SHAREHOLDERS

     end, over the next five years we expect to accelerate the expansion of our branch systems.

     In particular, we will be focusing on four objectives:

     Improving our existing branch network. Some of our 14 locations could benefit from physical changes and/or staff additions to serve their markets better. Physical improvements range from better signage to drive-ups and, in two cases, to possible relocations. Our Glenview branch on the North Shore has grown to $93 million in deposits, yet operates from a miniscule 1,800 square feet in a strip shopping center, and our Lisle branch is in the corner of a small neighborhood shopping center in a largely residential area. A number of offices which were originally conceived as only deposit generators have evolved into full service facilities. Thus, at certain offices we have identified on site staffing needs for commercial lenders, commercial bankers, trust officers and mortgage originators. These challenges are being addressed.

                                    Branches
                                     [MAP]

     In-market fill-ins. We define our core market as DuPage County, just west of Cook County. Within this affluent western suburban area of Chicago, our hub, we have identified five communities where, ideally, we'd like a physical presence.

     Market extensions. Our demographic modeling has identified three areas, one northwest, one north, and one south, where we have, as a result of our Chicagoland advertising programs, already attracted a concentration of deposit and loan customers. We are pursuing good locations in those communities.

     Growing outlying markets. We have identified four more outlying markets, far west, far southwest, far northwest, and far north, evidencing substantial growth. Here, too, we are actively seeking good locations.

     Our appetite for new branches is tempered by two things: first, notwithstanding our champagne taste, by a beer budget; and second, by our approach to site selection. Rental facilities excepted, we have developed a model that focuses on physical site

                          MESSAGE TO OUR SHAREHOLDERS

     attributes, building attributes, proximity to retail and business opportunities, costs and competitive factors. Consequently, although we view our office expansion plans for the next five years as aggressive, our actual expansion will be disciplined.

                              Our Acquisition Plans

     It is remarkable that since the Company's organization in 1983, with the exception of our acquisition of the $50 million asset Liberty Bank in 1989 (now our Broadview branch), one hundred percent of our growth has been organic. Not that we're opposed to acquisitions. In fact, we've looked at our share and seriously bid on a few over the years. Typically, our enthusiasm for the deals we passed on was dulled by sellers' unrealistic pricing expectations or size considerations. Until fairly recently we could not afford the absolute dollar cost of larger transactions, nor could we justify the time and distractions associated with most of the small targets.

     Today, with over $100 million in equity capital, little holding company leverage, plenty of financing power, and no intangibles burdening our balance sheet, we are well positioned over the next five years to seek appropriate acquisitions. We are particularly interested in local, independent, privately-held financial institutions between $50 million and $350 million in assets. These companies are generally too small to be of much interest to large banks, are most likely to be attracted to the marketability of our publicly-traded shares, provide the greatest opportunities for sensible cost savings, and best suit our budget and capitalization. We have already identified a sizeable number of potential partners. Of course, the consummation of actual mergers and acquisitions is dependent on numerous factors outside our direct control, most importantly finding willing sellers, addressing cultural issues, and agreeing on mutually satisfactory prices and terms.

     Even certain kinds of non-bank acquisitions are on our radar screen of possibilities. We are especially interested in looking at firms involved in specific aspects of money management, residential mortgage brokerage, commercial insurance brokerage, and corporate financial advisory services. Each of these, if properly defined, could logically be an extension of our existing strengths. We have identified a few potential candidates which need to be evaluated more closely.

                          Maximizing Shareholder Value

     Having taken the liberty of sharing our acquisition strategies, it is only fair to give some of our thoughts on selling-out. Doing as well as we are and with a marketable stock, we do not believe we need an immediate exit strategy. Having said this, we are mindful of our responsibilities to our three great constituencies--our investors, customers and employees. While we highly value each, our shareholders are our first priority. For that reason, several years ago we eliminated our dual common stock structure which effectively had vested absolute control of the Company in a hand-

                           MESSAGE TO OUR SHAREHOLDERS

     ful of inside shareholders. Our enlarged ten person Board, only three of whom serve in Company management, operates with a keen eye on maximizing long-term shareholder value, better serving our loyal customers and enhancing opportunities for our fine, dedicated officers and staff. Moreover, all our directors, have been prudent caretakers and forceful watchdogs of our long-term best interests. Rest assured the Board is ready to evaluate any serious offers that may come our way.

     On a daily basis when it comes to our stock, all of us care deeply that our shares trade for a full and fair price. There have been moments over these past few years when we've been very frustrated. Less than two years ago, in third quarter 2000, our shares hit a low of $13.50 a share. So it was especially gratifying to see our stock rise 37% over 2001, from $17.63 to $24.15 a share--well-ahead of the major S&P and NASDAQ bank stock indices. The "Street" may be beginning to recognize our growth story, which perhaps lay hidden too long because we grew organically and kept our noses to the banking grindstone.

     We are heartened, but we are not yet satisfied. Our stock still trades today at a price to earnings multiple and a price to book value multiple at the low end of a range enjoyed by a group of local peers we monitor closely. We are heartened because our shares are trading up 20.1 percent 2002 year to date, sharply ahead of the S&P and NASDAQ bank stock indices. In short, our stock has been doing better, but we have room for more appreciation.

                                  Transparency

     Part of our conservative nature tells us to speak softly--just to "walk the walk." We also recognize the markets will reward companies that honestly, clearly and accurately explain their historic and anticipated performance. For us, that's been simple.

Closing FOBB Stock Prices

                [CHART]
     1991                       4.67
     1992                       5.20
     1993                       7.17
     1994                       8.63
     1995                      10.32
     1996                      11.63
     1997                      24.00
     1998                      18.50
     1999                      18.50
     2000                      17.63
     2001                      24.15
     March 7, 2002             29.00
               (year ended)

FOBB Price Increases Compared to Bank Indexes

                                    2001                        2002*
     FOBB                           37.0%                       20.1%
     S+P Bank Index                 (2.4)%                       6.0%
     Nasdaq Bank Index              10.1%                        7.3%

     * prices for the period January 1, 2002 to March 7, 2002

Price-to-Earnings (P/E) and Price-to-Book (P/B)

                                      2001                   2002*
                                  P/E     P/B            P/E      P/B
     FOBB                        11.4x    1.6x          13.7x     1.9x
     Local Peer Average**        15.2x    2.1x          16.0x     2.2x

     * prices as of March 7, 2002 **based on nine selected local peers' prices

                           MESSAGE TO OUR SHAREHOLDERS

Our business is fairly straightforward and we're not burdened with any derivatives or intangibles to explain. Shortly, to provide investors with additional guidance, we will begin to announce periodic earnings estimates. Please look out for these, keeping in mind they need to be read in the context of all our public disclosures and the uncertainties referred to in the box entitled "Forward Looking Statements."

One of the easiest and quickest ways to retrieve current Company information is thru the Internet. To the right,
you'll find several good on-line   Company Information on the  Internet
addresses where you can access
Company financial and other data.  www.firstoakbrook.com......click on Investor
We strongly recommend you read                                Information, click
our SEC filings. Among them,                                  on SEC filings
you'll discover our 10K annual
report, 10Q quarterly reports,     www.nasdaq.com.............type FOBB
and 8K reports of important                                   click on Info-
current events. Some investors                                Quotes,
get intimidated just by the                                   click on Real-
forbidding alphanumeric titles,                               time Filings
but in fact we do our best to write our disclosures in plain English. While you will find all of these reports worthwhile, one of the best sections in 10Ks and 10Qs is entitled "Management Discussion and Analysis," commonly known as the "MD&A." These narratives reveal a lot about our periodic performance and something about our positive and negative trends. We believe the more you know about us, the more comfortable you'll be.

                                     Finally

We must mention September 11, 2001. Two of the market-makers in our stock, Keefe, Bruyette and Woods and Sandler O'Neill, were headquartered on the upper floors of the World Trade Center in New York City, and both suffered devastating loss of lives on that fateful day. There is little we can add that has not already been said or done. But our hearts are with all of them--those that perished whom we will always remember and those that survived who will never be the same. Closer to home, this past year we mourned the passing of John Adams, a former president of Oak Brook Bank in the 1960's and later a founder and president of First National Bank of Oak Brook. We want his wonderful family to know all of us who worked with him will miss him.

To all of you--our investors, customers, other directors and staff, we thank you again for your loyalty, trust and confidence and wish you prosperity, health and peace.

/s/ Eugene P. Heytow         /s/ Frank M. Paris       /s/ Richard M. Rieser, Jr.

Eugene P. Heytow             Frank M. Paris           Richard M. Rieser, Jr.,
Chairman                     Vice-Chairman            President

                                                      March 7, 2002

        10 YEAR EARNINGS SUMMARY AND SELECTED CONSOLIDATED FINANCIAL DATA

                    (Dollars in thousands except per share data)                       2001               2000             1999
   ----------------------------------------------------------------------------------------------------------------------------
   Statement        Net interest income ...................................     $    38,916        $    33,205      $    32,337
   of Income        Provision for loan losses .............................           1,550                900              840
   Data             Net interest income after provision for loan losses ...          37,366             32,305           31,497
                    Other income ..........................................          14,442             10,482            8,966
                    Other expenses ........................................          31,928             27,117           25,640
                    Income before income taxes ............................          19,880             15,670           14,823
                    Income tax expense ....................................           6,232              4,621            4,277
                    Net income ............................................     $    13,648        $    11,049      $    10,546

   ----------------------------------------------------------------------------------------------------------------------------
   Common           Basic earnings per share ..............................     $      2.16        $      1.72      $      1.60
   Stock            Diluted earnings per share ............................            2.12               1.70             1.57
   Data/(2)/        Cash dividends paid per share/(3)/.....................             .45                .43              .40
                    Book value per share ..................................           15.43              13.63            12.04
                    Closing price of common stock per share/(3)/...........
                       High ...............................................           25.50              18.38            21.00
                       Low ................................................           17.44              13.50            16.50
                       Year-end ...........................................           24.15              17.63            18.50
                    Dividends per share to closing price ..................             1.9%               2.4%             2.2%
                    Closing price to diluted earnings per share ...........            11.4x              10.4x            11.8x
                    Market capitalization .................................     $   152,402        $   111,875      $   120,829
                    Period end shares outstanding .........................       6,310,631          6,345,745        6,531,314
                    Volume of shares traded ...............................       1,545,976          2,512,886        1,656,449

   ----------------------------------------------------------------------------------------------------------------------------
   Year-End         Total assets ..........................................     $ 1,386,551        $ 1,249,272      $ 1,146,356
   Balance          Loans, net of unearned discount .......................         916,645            825,020          719,969
   Sheet            Allowance for loan losses .............................           6,982              5,682            4,828
   Data             Investment securities .................................         327,389            319,985          348,607
                    Demand deposits .......................................         211,939            221,552          196,243
                    Total deposits ........................................       1,077,966            978,226          894,072
                    Federal Home Loan Bank borrowings .....................          86,000             81,000           63,000
                    Trust Preferred Capital Securities ....................           6,000              6,000               --
                    Shareholders' equity ..................................          99,552             87,606           79,999

   -----------------------------------------------------------------------------------------------------------------------------
   Financial        Return on average assets ..............................            1.04%               .90%             .99%
   Ratios           Return on average equity ..............................           14.47              13.58            13.30
                    Net interest margin ...................................            3.26               2.99             3.35
                    Net interest spread ...................................            2.38               1.95             2.35
                    Dividend payout ratio .................................           21.29              25.45            24.62

   -----------------------------------------------------------------------------------------------------------------------------
   Consolidated     Average equity to average total assets ................            7.22%              6.63%            7.41%
   Capital          Tier 1 capital ratio ..................................           10.03               9.75            10.05
   Ratios           Total capital ratio ...................................           10.72              10.35            10.65
                    Capital leverage ratio ................................            7.42               7.47             7.12

   -----------------------------------------------------------------------------------------------------------------------------
   Asset            Nonperforming loans to total loans outstanding ........             .19%               .05%             .05%
   Quality          Nonperforming assets to total loans outstanding and
   Ratios             other real estate owned .............................             .19                .05              .05
                    Nonperforming assets to total capital .................            1.74                .50              .47
                    Allowance for loan losses to total loans outstanding ..             .76                .69              .67
                    Net charge-offs to average loans ......................             .03                .01              .07
                    Allowance for loan losses to nonperforming loans ......            4.03x             12.94x           12.98x

   (1) Included in other income in 1997 was the $9,251,000 gain on the sale of our credit card portfolio, which after tax resulted in a $5.1 million increase in net income.
   (2) Common Stock data has been restated to give effect to the following stock dividends: 100% effective September 3, 1998, 50% effective September 8, 1994, 25% effective December 23, 1993, and 50% effective November 23, 1992.

       At and for the year ended December 31,
           1998              1997              1996            1995              1994             1993             1992

-----------------------------------------------------------------------------------------------------------------------
   $     28,410     $      27,432      $     26,834     $    25,476       $    24,296      $    21,315     $     18,156
            630             1,550             1,510           1,050             1,200              960              870
         27,780            25,882            25,324          24,426            23,096           20,355           17,286
          7,991            15,541/(1)/        4,647           4,186             4,098            5,112            4,977
         22,423            20,708            20,435          19,924            19,173           18,379           16,806
         13,348            20,715             9,536           8,688             8,021            7,088            5,457
          3,907             6,962             2,429           1,996             1,827            1,555            1,144
   $      9,441     $   13,753(1)      $      7,107     $     6,692       $     6,194      $     5,533     $      4,313

-----------------------------------------------------------------------------------------------------------------------
   $       1.42     $        2.09      $       1.06     $      1.00       $       .92      $       .83     $        .64
           1.39              2.03              1.03             .98               .91              .81              .64
           .345              .270              .190            .158              .138             .118             .110
          11.46             10.38              8.62            8.23              6.27             6.63             5.58

          25.50             25.19             12.75           10.75             10.25             7.74             5.87
          17.75             11.38             10.25            8.25              7.25             5.07             4.31
          18.50             24.00             11.63           10.32              8.63             7.17             5.20
            1.9%              1.1%              1.6%            1.5%              1.6%             1.6%             2.1%
           13.3x             11.8x             11.3x           10.5x              9.5x             8.9x             8.1x
   $    121,783     $     160,477      $     78,458     $    69,409       $    58,037      $    48,213     $     34,967
      6,582,840         6,686,560         6,746,186       6,725,684         6,725,084        6,724,226        6,724,515
      1,908,594         3,447,438         1,133,042       2,011,048         2,134,482        1,511,475        1,413,934

-----------------------------------------------------------------------------------------------------------------------
   $  1,009,275     $     816,144      $    768,655     $   678,102       $   634,705      $   613,574     $    514,913
        631,987           447,332           420,164         362,728           309,681          278,177          265,538
          4,445             4,329             4,109           3,932             3,859            3,231            2,890
        297,674           302,098           265,954         256,192           263,943          223,988          180,108
        187,209           153,806           147,497         128,236           109,237          113,780           94,222
        777,802           627,763           648,303         555,086           513,623          508,173          436,599
         57,500            42,500                --           3,500             6,000            6,000               --
             --                --                --              --                --               --               --
         77,061            71,661            59,553          53,762            42,909           44,118           37,764

-----------------------------------------------------------------------------------------------------------------------
           1.02%             1.76%              .97%           1.03%             1.01%             .95%             .84%
          12.74             21.72             12.77           14.00             14.54            13.85            12.00
           3.43              3.97              4.20            4.54              4.61             4.44             4.33
           2.34              2.86              3.23            3.57              3.87             3.75             3.47
          24.17             12.43             18.63           14.63             14.13            16.75            15.63

-----------------------------------------------------------------------------------------------------------------------
           8.00%             8.11%             7.59%           7.39%             6.95%            6.89%            6.98%
          10.20             13.70             12.66           13.33             13.37            11.88            12.30
          10.80             14.55             13.54           14.32             14.46            12.83            13.24
           7.61              8.57              7.69            7.94              7.50             6.56             7.27

-----------------------------------------------------------------------------------------------------------------------
            .04%              .09%              .49%            .03%              .21%             .11%             .17%

            .04               .09               .49             .03               .21              .46              .54
            .35               .53              3.49             .19              1.49             2.92             3.80
            .70               .97               .98            1.08              1.25             1.16             1.09
            .10               .32               .34             .30               .20              .23              .22
          16.34x            11.45x             1.98x          37.81x             6.05x           10.99x            6.54x

(3) On May 4, 1999, the shareholders approved the reclassification of the Common stock into Class A common stock on a one for one basis.As a result, the Class A common stock is now the only class of outstanding common stock and has been renamed "Common" stock. Historical dividend and price information shown is that of the former Class A common stock.

                          CONSOLIDATED BALANCE SHEETS

                                                                                            December 31,
(Dollars in thousands)                                                                   2001          2000
ASSETS

Cash and due from banks ........................................................  $    54,097  $     55,291
Federal funds sold,  securities purchased under agreements
   to resell and interest-bearing deposits with banks ..........................       56,001        15,759
Investment securities:
   Securities held-to-maturity, at amortized cost (fair value of $10,509
     and $99,617 in 2001 and 2000, respectively) ...............................       10,228        98,131
   Securities available-for-sale, at fair value ................................      317,161       221,854
                                                                                 --------------------------
               Total investment securities .....................................      327,389      319,985

Loans, net of unearned discount ................................................      916,645       825,020
Less-allowance for loan losses .................................................       (6,982)       (5,682)
                                                                                 --------------------------
   Net loans ...................................................................      909,663       819,338

Premises and equipment, net ....................................................       23,466        23,117
Other assets ...................................................................       15,935        15,782
                                                                                 --------------------------
Total Assets ................................................................... $  1,386,551  $  1,249,272
                                                                                 ==========================

LIABILITIES AND SHAREHOLDERS' EQUITY

Noninterest-bearing demand deposits ............................................ $    211,939  $    221,552
Interest-bearing deposits:
   Savings deposits and NOW accounts ...........................................      136,156       130,602
   Money market accounts .......................................................      166,339       111,761
   Time deposits:
     Under $100,000 ............................................................      293,302       279,139
     $100,000 and over .........................................................      270,230       235,172
                                                                                 --------------------------
Total interest-bearing deposits ................................................      866,027       756,674
                                                                                 --------------------------
Total deposits .................................................................    1,077,966       978,226
Federal funds purchased, securities sold under agreements to
   repurchase and other short term debt ........................................       82,013        71,967
Treasury, tax and loan demand notes ............................................       20,000        11,740
Federal Home Loan Bank borrowings ..............................................       86,000        81,000
Trust Preferred Capital Securities .............................................        6,000         6,000
Other liabilities ..............................................................       15,020        12,733
                                                                                 --------------------------
Total Liabilities .............................................................. $  1,286,999  $  1,161,666
                                                                                 --------------------------
Shareholders' Equity:
   Preferred stock, no par value, authorized--100,000 shares,
     issued--none ..............................................................           --            --
   Common stock, $2 par value, authorized--16,000,000 shares in
     2001 and 2000, issued--7,283,256 shares in 2001 and 2000,
     outstanding--6,310,631 shares in 2001 and 6,345,745 shares
     in 2000 ...................................................................       14,567        14,567
   Surplus .....................................................................       11,878        11,849
   Accumulated other comprehensive income, net of tax ..........................        3,437         1,410
   Retained earnings ...........................................................       81,336        70,593
   Less cost of shares in treasury, 972,625 common shares in 2001
     and 937,511 common shares in 2000 .........................................      (11,666)      (10,813)
Total Shareholders' Equity ..................................................... --------------------------
                                                                                       99,552        87,606
                                                                                 --------------------------

Total Liabilities and Shareholders' Equity ..................................... $  1,386,551  $  1,249,272
                                                                                 ==========================

                       CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands except per share amounts)                          Years Ended December 31,
                                                                      2001        2000        1999
Interest income:
     Interest and fees on loans ................................  $  65,202   $  60,450   $  50,078
     Interest on securities:
        U.S.Treasury and Government agencies ...................     14,988      18,031      14,208
        Obligations of states and political subdivisions .......      2,958       2,979       2,825
        Other securities .......................................      1,332         888         830
     Interest on Federal funds sold and securities purchased
        under agreements to resell .............................      1,874       1,821       1,118
   Interest on deposits with banks .............................          4          14         401
                                                                  ---------------------------------
Total interest income ..........................................     86,358      84,183      69,460
Interest expense:
     Interest on savings deposits and NOW accounts .............      2,751       4,201       4,765
     Interest on money market accounts .........................      4,157       4,400       1,648
     Interest on time deposits .................................     30,558      31,465      23,428
     Interest on Federal funds purchased, securities
        sold under agreements to repurchase and
        other short term debt ..................................      3,491       5,405       3,042
     Interest on Treasury, tax and loan demand notes ...........        637       1,019         370
     Interest on Federal Home Loan Bank borrowings .............      5,206       4,286       3,870
     Interest on Trust Preferred Capital Securities ............        642         202          --
                                                                  ---------------------------------
Total interest expense .........................................     47,442      50,978      37,123
                                                                  ---------------------------------
Net interest income ............................................     38,916      33,205      32,337

Provision for loan losses ......................................      1,550         900         840
                                                                  ---------------------------------
Net interest income after provision for loan losses ............     37,366      32,305      31,497
                                                                  ---------------------------------
Other income:
     Service charges on deposit accounts .......................      6,032       4,671       3,600
     Investment management and trust fees ......................      1,429       1,144       1,128
     Merchant credit card processing fees ......................      3,777       2,552       1,858
     Fees on mortgages sold, net of commissions ................        643         177         422
     Income from revenue sharing agreement .....................        900         900         900
     Other operating income ....................................      1,402       1,020         979
     Investment securities gains, net ..........................        259          18          79
                                                                  ---------------------------------
Total other income .............................................     14,442      10,482       8,966
                                                                  ---------------------------------
Other expenses:
     Salaries and employee benefits ............................     18,810      16,171      15,817
     Occupancy expense .........................................      2,035       1,797       1,683
     Equipment expense .........................................      1,991       1,822       1,657
     Data processing                                                  1,488       1,217       1,135
     Postage, stationery and supplies ..........................        963         869         865
     Advertising and business development ......................      1,390       1,356       1,231
     Merchant credit card interchange expense ..................      2,993       1,942       1,419
     Other operating expenses ..................................      2,258       1,943       1,833
                                                                  ---------------------------------
Total other expenses ...........................................     31,928      27,117      25,640
                                                                  ---------------------------------
Income before income taxes .....................................     19,880      15,670      14,823
Income tax expense .............................................      6,232       4,621       4,277
                                                                  ---------------------------------
Net income .....................................................  $  13,648   $  11,049   $  10,546
                                                                  =================================

Basic earnings per share .......................................  $    2.16   $    1.72   $    1.60
                                                                  =================================
Diluted earnings per share .....................................  $    2.12   $    1.70   $    1.57
                                                                  =================================

                             DIRECTORS AND OFFICERS

Corporate Executive Officer Directors*

Eugene P. Heytow, Chairman of the Board and Chief Executive Officer

Richard M. Rieser, Jr., President

Frank M. Paris, Vice Chairman

Corporate Non-Officer Directors*

John W. Ballantine, Private Investor, formerly Executive Vice President and
  Chief Risk Management Officer, First Chicago NBD Corporation

Miriam Lutwak Fitzgerald, M.D.

Stuart I. Greenbaum, Dean of Olin School of Business, Washington University

Richard F. Levy, Partner, Jenner & Block (Law firm)

Michael L. Stein, Executive Vice President and Director, Brownson, Rehmus, &
  Foxworth, Inc. (Financial counseling)

Geoffrey R. Stone, Harry Kalven Distinguished Professor of Law, University of
  Chicago Law School, formerly Provost of the University of Chicago

Robert M. Wrobel, President and CEO, Amalgamated Bank of Chicago

Senior Corporate Officers

Rosemarie Bouman, Vice President and Chief Financial Officer

George C. Clam, Vice President and Chief Banking Officer

William E. Navolio, Vice President, General Counsel, and Secretary

Brian C. England, Vice President and Chief Marketing Officer



 *These directors are also directors of Oak Brook Bank

                             DIRECTORS AND OFFICERS

Oak Brook Bank Directors

George C. Clam, President, Oak Brook Bank

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

Charles J. Gries (Advisory director), Partner, Charles J. Gries & Company LLP
  (Certified public accountants)

Thomas J. Hartigan, Vice President, Hartway Management, Inc. (Management and operation of multiple car dealerships)

Andrew Heytow, President, Advantage Cutting & Gasket, Inc.

Bruce Wechsler, President, Wexenthaller Realty Management, Inc.


Oak Brook Bank Senior Management

Richard M. Rieser Jr., Chairman and Chief Executive Officer

George C. Clam, President

Rosemarie Bouman, Executive Vice President and Chief Financial Officer

John M. Bonino, Executive Vice President, Commercial Real Estate Lending

Darin P. Campbell, Executive Vice President, Consumer Lending

Brian C. England, Executive Vice President, Commercial Banking

Glenn R. Krietsch, Executive Vice President, Commercial Lending

William E. Navolio, Executive Vice President and General Counsel

Susan G. Peterson, Executive Vice President, Retail Banking

Thomas S. Sawyer, Executive Vice President, Investment Management and Trusts

                             SHAREHOLDER INFORMATION

Stock Listing

The Company's Common Stock trades on The Nasdaq Stock Market(R) under the ticker symbol FOBB. As of February 19, 2002, there were 294 holders of record and approximately 1,300 beneficial shareholders.

Transfer Agent and Registrar

For answers to questions about stock transfers, changes of address, dividend payments, or lost certificates, call our transfer agent, Oak Brook Bank, at
(630) 571-1050 x 255.

Market Makers

The following firms make a market in the Company's Common Stock. Those marked with an asterisk* also are providing research coverage.

Bridge Trading Company ..........................................   314-468-8300
RBC Dain Rauscher ...............................................   312-559-1200
First Union Securities ..........................................   312-574-6000
Huntleigh Securities Corp. ......................................   800-727-5405
Howe Barnes Investments, Inc.* ..................................   312-655-3000
Keefe, Bruyette & Woods, Inc. ...................................   212-887-7777
Knight Securities LP ............................................   800-544-7508
McConnell Budd & Romano .........................................   973-538-7800
Midwest Research First Tennessee* ...............................   888-801-3477
Sandler, O'Neill & Partners, L.P. ...............................   800-635-6851
Smith, Moore & Co.* .............................................   314-421-5225
Spear, Leeds & Kellogg ..........................................   201-332-3577
Stifel, Nicolaus & Co., Inc.* ...................................   314-342-2000
Trident Securities, Inc. ........................................   404-249-6644
William Blair & Co. .............................................   312-236-1600

Stock Data

(per share)                 First     Second      Third     Fourth        Full
                           Quarter    Quarter    Quarter    Quarter       Year
2001
Diluted net earnings ...  $    .46   $    .50   $    .56   $     .60    $   2.12
Dividends paid .........       .11        .11        .11         .12         .45
High/(1)/ ..............     21.38      22.25      25.50       24.15       25.50
Low/(1)/ ...............     17.44      18.95      20.55       20.98       17.44
Close ..................     19.44      22.25      20.55       24.15       24.15

2000
Diluted net earnings ...  $    .39   $    .41   $    .42   $     .48    $   1.70
Dividends paid .........       .10        .11        .11         .11         .43
High/(1)/ ..............     18.38      17.00      15.56       18.00       18.38
Low/(1/) ...............     14.94      13.63      13.50       14.69       13.50
Close ..................     15.63      13.63      15.56       17.63       17.63

(1)The prices shown represent the high and low closing sales prices for the quarter.

                             CORPORATE INFORMATION

Corporate Office

1400 Sixteenth Street
Oak Brook, Illinois 60523
(630) 571-1050
www.firstoakbrook.com
email--rbouman@obb.com

Annual Meeting of Shareholders

The Annual Meeting of Shareholders will be held at 10 a.m. on Tuesday, May 7, 2002, in the Conference Center in our Corporate Office at 1400 Sixteenth Street, Oak Brook, Illinois 60523.

Financial Information

The Company's 2001 Form 10-K Annual Report and quarterly financial releases, as well as other Company information, can be accessed through our website on the Internet at www.firstoakbrook.com.

Any individual requesting a printed copy of the Company's 2001 Form 10-K Annual Report filed with the Securities and Exchange Commission may obtain it without charge by writing to Rosemarie Bouman, Vice President and Chief Financial Officer, at the Corporate Office.

Products and Services

To receive information on our products and services, call us at 1-800-536-3000 or visit Oak Brook Bank's Internet site at www.obb.com.

                          INDEPENDENT AUDITORS' REPORT

     The Board of Directors of First Oak Brook Bancshares, Inc.:

     We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of First Oak Brook Bancshares, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001 (not presented herein); and in our report dated January 21, 2002, we expressed an unqualified opinion on those consolidated financial statements.

     In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

     /S/ KPMG LLP

     Chicago, Illinois
     January 21, 2002

                                    [PICTURE]

                        FIRST OAK BROOK BANCSHARES, INC.
                   1400 Sixteenth Street, Oak Brook, IL 60523