Form 10-K, Exhibit 13
period 2002-12-31
FIRST OAK BROOK BANCSHARES INC
filed 2003-03-28
CIK 717837

First Oak Brook Bancshares Inc.

2002 Summary Annual Report

[PHOTO APPEARS HERE]

First Oak Brook Bancshares, Inc., established in 1983 and public since 1985, is a bank holding company with $1.6 billion in total assets. First Oak Brook Bancshares, Inc. is the eleventh largest independent, publicly-held bank holding company headquartered in Illinois.

Our subsidiary, Oak Brook Bank, serves the Chicago area from 15 offices located primarily in the western suburbs.

Our common stock trades on the NASDAQ, stock market® under the ticker symbol FOBB.

Our 312 full time and 36 part time employees are committed to working together to deliver value to our customers and to create value for our shareholders.

Forward-Looking Statements

This report contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and this statement is included for purposes of invoking these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or similar expressions. The Company’s ability to predict results or the actual effect of future plans or strategies is inherently uncertain and actual results may differ materially from the results projected in forward-looking statements due to various factors. These risks and uncertainties include, but are not limited to, fluctuations in market rates of interest and loan and deposit pricing; a deterioration of general economic conditions in the Company’s market areas; legislative or regulatory changes; adverse developments in our loan or investment portfolios; the assessment of its provision and reserve for loan losses; developments related to the borrower fraud and condominium project referred to herein, including, without limitation, construction costs, delays, and the strength of the Chicago luxury condominium for sale market; significant increases in competition or changes in depositor preferences or loan demand; difficulties in identifying attractive branch sites or other expansion opportunities, or unanticipated delays in construction buildout; difficulties in attracting and retaining qualified personnel; and possible dilutive effect of potential acquisitions or expansion. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. We undertake no obligation to update publicly any of these statements in light of future events except as may be required in subsequent periodic reports filed with the Securities and Exchange Commission.

FINANCIAL HIGHLIGHTS

	At and for the year ended December 31,
	2002	2001
	(Dollars in thousands except per share amounts)
NET INCOME
Net income	$10,501	$13,648

PER SHARE
Basic earnings per share	$1.66	$2.16
Diluted earnings per share	1.61	2.12
Book value at year-end	17.16	15.43
Market price at year-end	31.42	24.15
Cash dividends paid	.525	.45

BALANCE SHEET HIGHLIGHTS
Total assets	$1,597,496	$1,386,551
Loans, net of unearned discount	912,081	916,645
Demand deposits	247,806	211,939
Total deposits	1,264,731	1,077,966
Shareholders’ equity	111,942	99,552

PERFORMANCE RATIOS
Return on average assets	.71%	1.04%
Return on average equity	10.03%	14.47%

ASSET QUALITY RATIOS
Nonperforming loans to total loans	.16%	.19%
Nonperforming assets to total assets	.60	.14
Nonperforming assets to total capital	8.58	1.89
Allowance for loan losses to total loans	.81	.76
Net charge-offs to average loans	1.54	.03
Allowance for loan losses to nonperforming loans	5.09x	4.03x

MESSAGE TO OUR SHAREHOLDERS

Early in 2002, all indicators pointed to a phenomenal year—one of impressive growth and record profits. Branch expansion in the western suburbs, successful development of our sales platform, additional investments in our delivery technologies and in our treasury management products, and growth of our investment management and trust services, all continued to bear fruit. Business couldn’t have looked better.

Then, in early May, we discovered that the Bank had been the target of apparent borrower fraud involving a large construction loan for a luxury condominium project in Chicago. The Bank promptly reported the suspected criminal acts and filed suit. As a result of management’s swift action, the Bank obtained title to the property and is now in the midst of completing the project and pursuing various other avenues of recovery. Three individuals already have been criminally indicted on charges related to the loan. Because of this isolated event, it became clear that the outstanding performance we expected for 2002 would not materialize.

A rapid, robust recovery.

The Company ended 2002 with profits of $10.501 million, down from $13.648 million in 2001. Despite the decline in earnings for 2002, shareholders’ equity, total assets, discretionary trust and investment assets under management, and dividends all posted new highs. For 2002, shareholders’ equity climbed to $111.9 million from $99.6 million a year earlier; and book value per share rose to $17.16, up from $15.43 the year before—an 11.2% hike. Total assets ended the year at $1.597 billion, up from $1.387 billion—a 15.1% jump. Discretionary trust and investment assets under management hit $485 million, a 28% increase compared to $379 million at the prior year-end. And the Company declared 2002 dividends totaling $.525 per share, up 16.7% from the $.45 per share in 2001. At our January, 2003 Board Meeting, the Company announced a new higher dividend of $.16 for the next quarter, which annualized translates into $.64 per share.

Significant though it is, the real story of 2002 is not the apparent loan fraud. Evidence of our Company’s fundamental vigor and robust health can be found in our third and fourth quarter 2002 profits. Third quarter net income of $4.117 million and fourth quarter net income of $4.75 million were two of our best quarters ever—topped only by the quarter in 1997 when we enjoyed a large one-time gain from the sale of our credit card portfolio. It’s clear we have regained momentum.

MESSAGE TO OUR SHAREHOLDERS

Strengthening Board independence,

corporate governance, and Bank management.

As we look back on 2002, we are proud of how the Board, officers and staff dealt with a difficult business climate. An already sluggish economy and slumping stock market deteriorated further in the aftermath of September 11, Enron and other accounting scandals, and the prospects of war with Iraq. In fact, only 64% (2,989 out of 4,665) of the larger companies that trade on the New York, American or NASDAQ exchanges were profitable in 2002. The Company, and particularly our Board of Directors, reacted positively, nonetheless, and are the better for it.

In December, the Board held a special two-day retreat. Corporate governance, effective management, and management succession were the primary focus, and a number of specific initiatives were approved. Most importantly, the Board adopted formal policies aimed at ensuring Board independence and promoting financial integrity. Among other things, the Board established a four member Audit Committee consisting entirely of independent directors and headed by a Chairman who the Board believes meets the new definition of “financial expert.” The Board also set up a new Independent Directors Committee made up of six independent directors to deal with special corporate governance issues, such as the Code of Business Conduct and Ethics; the qualifications and nominations of directors; and CEO and key executive compensation. The Board also committed itself to maintaining a majority of independent members. Currently six of our nine directors meet this test of independence.

In another outgrowth of our Board planning process, the Company adjusted our senior management structure. Over the last ten years or so, we’ve made giant strides in converting our organization from a processor of financial transactions to an effective sales and service company. To illustrate this, in 1991 we had just two full-time sales people on the street; today we have 26. But we’ve had some difficulty aligning commercial lending and commercial real estate lending with this new paradigm.

Borrowing prospects, customers and the Bank itself have justifiably come to expect our commercial lenders to exhibit a deep knowledge of lending and corporate finance. Too often, these analytical skills have come at the expense of sales skills. To correct this imbalance, we recently promoted Brian England, our Chief Marketing Officer in charge of Commercial and Institutional Banking (our Treasury Management sales arm), to the position of Senior Executive Vice President. In addition to his existing responsibilities, Mr. England now has Commercial Lending and Commercial Real Estate Lending reporting to him. We have set three objectives for

MESSAGE TO OUR SHAREHOLDERS

Mr. England: first, to establish appropriate goals, expectations, and incentives for Commercial and Commercial Real Estate Lending; second, to provide our management trainees, junior credit officers, and more experienced lenders with sales training to complement their professional lending skills; and third, to recruit additional talented lenders with outstanding marketing experience who can both develop new business and serve as role models. In the end, our objective is to get to know our customers better and get more “looks” at good commercial and commercial real estate credits. When we see more deals, not only is it probable that we’ll do more deals, but also we’ll be able to be more selective in picking among them.

To ensure we maintain our high credit quality standards, we have separated business development and underwriting from the credit approval and credit administration processes. George Clam, Vice Chairman, and the Bank’s Chief Credit and Risk Officer, will be devoting himself primarily to mitigating risk. He is chairing the Bank’s Loan Committee which meets weekly and the Bank’s new Directors’ Loan Committee which meets monthly. He also heads Credit Administration, now an independent function from Commercial and Commercial Real Estate Lending, which concentrates on loan closings and documentation, active monitoring of collateral-sensitive loans, construction loan administration, internal and external independent loan review, and oversight of the Bank’s loan rating system and watch list. Mr. Clam’s sole master is credit quality.

With Mr. England heading sales and Mr. Clam credit quality, we believe we have the dual leadership in place to spur prudent growth of our commercial lending and commercial real estate portfolios. We expect our strategy will work particularly well in the current economic climate where commercial loan growth is likely to be challenged by softer business investing and consumer spending and continued excess capacity. In this environment, we will have to outwork our competition to find good credits, outthink the competition in analyzing and evaluating the risks inherent in these credits, and out manage the competition in monitoring portfolio performance. Our dual reporting structure should promote these ends.

Expanding our footprint.

One of the dramatic drivers of the Bank’s growth in the last few years—and which we foresee growing in importance—is our branch expansion strategy. In March, 2002, we launched our 14th office in Bolingbrook, Illinois. We hoped for great things in Bolingbrook and have not been disappointed. In just a year, we have garnered almost 1000 accounts and better than $24 million in total deposits. Of course, having a highly visible electronic sign in front of our new handsome

MESSAGE TO OUR SHAREHOLDERS

[MAP APPEARS HERE]

MESSAGE TO OUR SHAREHOLDERS

branch has helped. The building’s inspiration comes from architect Louis Sullivan’s much-admired early 20th century bank buildings.

In January 2003, we opened our 15th office in Countryside, Illinois. With its drive-through lanes, our Countryside office was originally planned mainly as a convenient supplement to our LaGrange office a couple miles away which lacks a drive-through. We’ve been overwhelmed by the positive response we’ve received from the community. In just three months, Countryside has developed almost 1000 accounts and better than $30 million in deposits. Countryside is already a star performer.

[PHOTO APPEARS HERE]

2003 will see the opening of our 16th and 17th locations. In June, we expect to open a new branch adjacent to historic Graue Mill in Oak Brook, where it will serve the residents, businesses and professionals located in south Oak Brook and nearby Hinsdale, Illinois. In September, we expect to open a large office in St. Charles, Illinois, just a short way from Kane County’s new court complex.

We also continue to evaluate numerous possible new branch locations, since organic growth, rather than acquisition, remains our principal expansion strategy. In identifying promising sites, we make every effort to stay disciplined. Our target locations generally fall into one of three categories: fill-ins within our primary western suburban Chicago market, market extensions into high growth areas, and communities where we’ve found we have a concentration

[PHOTO APPEARS HERE]

MESSAGE TO OUR SHAREHOLDERS

of customers but no physical presence. We also have several sites in mind which would allow us to upgrade current branches. Of course, we remain open to strategic acquisitions, seeking targets which are geographically desirable, serve an attractive niche, or complement our existing strengths.

Impressive growth in core fee revenue.

We are pleased to report that 2002 produced solid operating gains in our core fee businesses. Service charges associated with Treasury Management services rose 27% to $6.162 million in 2002 from $4.853 in 2001. Merchant Credit Card processing fees also climbed 27% to $4.813 million in 2002, up from $3.777 million 2001. Investment Management and Trust fees grew 19% to $1.701 million in 2002 compared to $1.429 million in 2001. And Residential Mortgage origination rev-enues increased 27% to $814,000 in 2002, up from $643,000 in 2001.

KEY COMPONENTS OF FEE-BASED SERVICES

(Dollars in millions)	2002	2001	2000

Treasury Management	$6.7	$5.2	$3.7

Investment Management and Trust	$1.7	$1.4	$1.1

Merchant Credit Card Services	$4.8	$3.8	$2.6

Gain on Sale of Residential Mortgages	$.81	$.64	$.18

Totals	$13.81	$11.04	$7.58

It is noteworthy that the Company has longevity in only one of these fee-producing activities—Treasury Management. Oak Brook Bank was an early entrant in corporate cash management, opening our first commercial lockbox account over 30 years ago. Our Investment Management growth has largely taken place within the last 10 years when we began committing substantial intellectual and financial capital to our asset management activities. Today, we are one of the leaders in managing Illinois municipal police and fire pension accounts—with 45 funds under our direction at the end of 2002. Our current Residential Mortgage origination platform is also only about a decade old, evolving from a small accommodation business for executives and professionals who banked with us into an operation which generated $132 million in mortgages in 2002. Likewise, we’ve built up our Merchant Credit Card business over the last 6 years; the Bank serviced 429 merchant outlets by year-end 2002. And we continue to seek potential new fee revenue sources.

Innovative products helped us grow.

The main source of our income remains net interest income, essentially the difference between interest earned and interest paid out. So we are always on the lookout for prudent new lending opportunities and new ways to attract deposits at reasonable cost. Two recent innovations are worthy of mention. Our Harley-Davidson

MESSAGE TO OUR SHAREHOLDERS

indirect loan program continued to expand rapidly in 2002. Most of the growth in our indirect vehicle dealer lending can be attributed to our Harley portfolio which rose to $29.6 million by year-end 2002 from $19 million the year before. One of our sales people is dedicated full-time to developing this program. Although much of this portfolio is generated from Illinois and Wisconsin, we are now doing some business in seven other states.

In 2002, we also rolled-out a new type of certificate of deposit, which we named the “Advance Interest CDSM.” This CD pays interest in advance, rather than monthly, quarterly or annually in arrears. Since its introduction in March, 2002, it proved so popular that we ended the year with $151.4 million in this category.

Success is built on solid values.

Our success clearly has been dependent on our institutional culture. Our long-term values have remained remarkably constant. These include:

•	Building a leading commercial bank in Chicago’s western suburbs;

•	Blending the sophisticated products and delivery systems of the largest banks with the personal service of the community banks;

•	Customizing our services to suit specific needs of business clients; and

•	Following prudent, safe and sound banking practices.

Even as we’ve remained true to our core values, we’ve not stood still. Hence, we’ve been actively building a sales culture, energizing our officers and staff, and expanding and redefining a convenient delivery system.

Understanding our customers and what they want.

In 2002, we focused on gaining a better understanding of the ideal customer experience—to the end that we put our customers on a pedestal. Through focus groups, we identified how customers define that ideal banking experience.

Retail customers, for example, expect:

•	A friendly, sincere, and helpful staff;

•	Bankers making decisions based on the value of customers’ relationships;

•	Keeping customers informed;

•	Providing professional, trustworthy advice; and

•	Offering competitive products and prices.

MESSAGE TO OUR SHAREHOLDERS

Likewise, commercial customers expect:

•	A strong relationship with a pro-active account officer;

•	Personal attention from professionals leading to customized solutions;

•	Quick and understandable answers;

•	Dependable, consistent follow-up; and

•	Competitive, understandable pricing.

With these ideals in mind, we’ve been working with our officers and staff to deliver our services in the ways most likely to meet these eminently reasonable customer expectations.

Important audiences are taking notice of us.

In recognition of our company’s growing market capitalization, we were named in July to the Russell 2000® Stock Index. Admission to this elite group is determined by objective criteria, rather than by analyst opinion or committee decision. Each year, the Russell indexes rank the 3,000 largest U.S. companies as measured by market capitalization. The largest 1,000 companies become the Russell 1000® Index; the remaining 2,000 companies become the widely-used Russell 2000® Index.

COMPANY INFORMATION ON THE INTERNET

www.firstoakbrook.com	click on Investor Information,
click on SEC filings

www.nasdaq.com	type FOBB,
click on InfoQuotes,
click on Company Filings

In November, the investment banking and research firm of Sandler, O’Neill and Partners initiated research coverage of First Oak Brook Bancshares, Inc. Now four firms, including Howe Barnes Investments, Stifel Nicolaus, and FTN Financial Securities, follow our Company. And we ended 2002 with 16 registered market makers in our stock, a record number.

We were invited to participate in two industry financial conferences in 2002: the Keefe, Bruyette and Woods Community Bank Investor Conference in July, and the Sandler, O’Neill 2002 Financial Services Conference in November. Both occasions enabled us to articulate our special culture.

Our higher profile within the investment community is gratifying and one we welcome. In one sense, given the historical strength of our operation and our performance, this interest is long overdue. On the other hand, we have as matter of institutional culture not sought the limelight, believing that by sticking to our knit-

MESSAGE TO OUR SHAREHOLDERS

ting as bankers, success would follow as a natural course. As indeed to some extent it has. We recognize, however, that attention from analysts tends to enhance shareholder value, and we intend to spend even more time raising the profile of the bank among key decision-making audiences.

Investor confidence held firm.

We are deeply grateful for the confidence our investors have shown in our Company throughout this past year. It was reflected in the strength of our stock price. Our shares gained 30.1% in value in 2002, on top of a 37% increase in 2001. Moreover, our stock, measured from its 3 year low of $13.50 to its year-end 2002 price of $31.42, climbed 132.7%.

And our stock price gains easily outperformed the broad bank indexes both in 2002 and 2001. In 2002, FOBB increased 30.1% compared to the S&P Bank Index which declined 3.9% and the NASDAQ Bank Index which rose 4.5%. In 2001, FOBB’s 37% gain beat the S&P Bank Index which fell 2.4% and the NASDAQ Bank Index which advanced 10.1%.

Our thanks.

Clearly, 2002 was a challenging year. It tested our operations, our values and our people. Through it all, we took heart from your continued friendship and loyalty. That we ended 2002 with such positive results is proud testament to our Company’s fundamental strengths and bodes well for the future. We intend to continue to work as hard as we can to see that your confidence is rewarded.

/S/ EUGENE P. HEYTOW	/S/ FRANK M. PARIS	/S/ RICHARD M. RIESER, JR.,

Eugene P. Heytow	Frank M. Paris	Richard M. Rieser, Jr.,
Chairman	Vice-Chairman	President March 19, 2003

MESSAGE TO OUR SHAREHOLDERS

FOBB Closing Stock Prices over last eleven years

[CHART APPEARS HERE]

FOBB Price Increases Compared to Bank Indexes

	2002	2001

FOBB	30.1%	37.0%
S+P Bank Index	(3.9)%	(2.4)%
Nasdaq Bank Index	4.5%	10.1%

FOBB Closing Stock Prices over 2002

[CHART APPEARS HERE]

FOBB Closing Stock Prices 2000—2003

[CHART APPEARS HERE]

10 YEAR EARNINGS SUMMARY AND

(Dollars in thousands except per share data)
	2002		2001		2000
Statement of Income Data

Net interest income	$47,448		$38,916		$33,205
Provision for loan losses	14,650		1,550		900
Net interest income after provision for loan losses	32,798		37,366		32,305
Other income	17,450		14,442		10,482
Other expenses	35,741		31,928		27,117
Income before income taxes	14,507		19,880		15,670
Income tax expense	4,006		6,232		4,621
Net income	$10,501		$13,648		$11,049
Common Stock Data(2)

Basic earnings per share	$1.66		$2.16		$1.72
Diluted earnings per share	1.61		2.12		1.70
Cash dividends paid per share (3)	.525		.45		.43
Book value per share	17.16		15.43		13.63
Closing price of common stock per share (3)
High	34.45		25.50		18.38
Low	24.05		17.44		13.50
Year-end	31.42		24.15		17.63
Dividends paid per share to closing price	1.7%		1.9%		2.4%
Closing price to diluted earnings per share	19.5	x	11.4	x	10.4	x
Market capitalization	$199,019		$152,402		$111,875
Period end shares outstanding	6,334,141		6,310,631		6,345,745
Volume of shares traded	2,212,664		1,545,976		2,512,886
Year-End Balance Sheet Data

Total assets	$1,597,496		$1,386,551		$1,249,272
Loans, net of unearned discount	912,081		916,645		825,020
Allowance for loan losses	7,351		6,982		5,682
Investment securities	507,485		327,389		319,985
Demand deposits	247,806		211,939		221,552
Total deposits	1,264,731		1,077,966		978,226
Federal Home Loan Bank borrowings	102,000		86,000		81,000
Trust Preferred Capital Securities	18,000		6,000		6,000
Shareholders’ equity	111,942		99,552		87,606
Financial Ratios

Return on average assets	.71%		1.04%		.90%
Return on average equity	10.03		14.47		13.58
Net interest margin	3.44		3.26		2.99
Net interest spread	2.89		2.38		1.95
Dividend payout ratio	32.98		21.29		25.45
Consolidated Capital Ratios

Average equity to average total assets	7.06%		7.22%		6.63%
Tier 1 capital ratio	11.06		10.03		9.75
Total capital ratio	11.73		10.72		10.35
Capital leverage ratio	7.74		7.42		7.47
Asset Quality Ratios

Nonperforming loans to total loans outstanding	.16%		.19%		.05%
Nonperforming assets to total assets	.60		.14		.05
Nonperforming assets to total capital	8.58		1.89		.67
Allowance for loan losses to total loans outstanding	.81		.76		.69
Net charge-offs to average loans	1.54		.03		.01
Allowance for loan losses to nonperforming loans	5.09	x	4.03	x	12.94	x

(1)	Included in other income in 1997 was the $9,251,000 gain on the sale of our credit card portfolio, which after tax resulted in a $5.1 million increase in net income.
(2)	Common Stock data has been restated to give effect to the following stock dividends: 100% effective September 3, 1998, 50% effective September 8, 1994, 25% effective December 23, 1993, and 50%.

SELECTED CONSOLIDATED FINANCIAL DATA

At and for the year ended December 31,
1999		1998		1997		1996		1995		1994		1993

$ 32,337		$ 28,410		$ 27,432		$ 26,834		$ 25,476		$ 24,296		$ 21,315
840		630		1,550		1,510		1,050		1,200		960
31,497		27,780		25,882		25,324		24,426		23,096		20,355
8,966		7,991		15,541	(1)	4,647		4,186		4,098		5,112
25,640		22,423		20,708		20,435		19,924		19,173		18,379
14,823		13,348		20,715		9,536		8,688		8,021		7,088
4,277		3,907		6,962		2,429		1,996		1,827		1,555
$ 10,546		$ 9,441		$ 13,753	(1)	$ 7,107		$ 6,692		$ 6,194		$ 5,533

$ 1.60		$ 1.42		$ 2.09		$ 1.06		$ 1.00		$ .92		$ .83
1.57		1.39		2.03		1.03		.98		.91		.81
.40		.345		.270		.190		.158		.138		.118
12.04		11.46		10.38		8.62		8.23		6.27		6.63

21.00		25.50		25.19		12.75		10.75		10.25		7.74
16.50		17.75		11.38		10.25		8.25		7.25		5.07
18.50		18.50		24.00		11.63		10.32		8.63		7.17
2.2%		1.9%		1.1%		1.6%		1.5%		1.6%		1.6%
11.8	x	13.3	x	11.8	x	11.3	x	10.5	x	9.5	x	8.9	x
$ 120,829		$ 121,783		$ 160,477		$ 78,458		$ 69,409		$ 58,037		$ 48,213
6,531,314		6,582,840		6,686,560		6,746,186		6,725,684		6,725,084		6,724,226
1,656,449		1,908,594		3,447,438		1,133,042		2,011,048		2,134,482		1,511,475

$1,146,356		$1,009,275		$ 816,144		$ 768,655		$ 678,102		$ 634,705		$ 613,574
719,969		631,987		447,332		420,164		362,728		309,681		278,177
4,828		4,445		4,329		4,109		3,932		3,859		3,231
348,607		297,674		302,098		265,954		256,192		263,943		223,988
196,243		187,209		153,806		147,497		128,236		109,237		113,780
894,072		777,802		627,763		648,303		555,086		513,623		508,173
63,000		57,500		42,500		—		3,500		6,000		6,000
—		—		—		—		—		—		—
79,999		77,061		71,661		59,553		53,762		42,909		44,118

.99%		1.02%		1.76%		.97%		1.03%		1.01%		.95%
13.30		12.74		21.72		12.77		14.00		14.54		13.85
3.35		3.43		3.97		4.20		4.54		4.61		4.44
2.35		2.34		2.86		3.23		3.57		3.87		3.75
24.62		24.17		12.43		18.63		14.63		14.13		16.75

7.41%		8.00%		8.11%		7.59%		7.39%		6.95%		6.89%
10.05		10.20		13.70		12.66		13.33		13.37		11.88
10.65		10.80		14.55		13.54		14.32		14.46		12.83
7.12		7.61		8.57		7.69		7.94		7.50		6.56

.05%		.04%		.09%		.49%		.03%		.21%		.11%
.03		.03		.09		.49		.03		.21		.46
.50		.44		.53		3.49		.19		1.49		2.92
.67		.70		.97		.98		1.08		1.25		1.16
.07		.10		.32		.34		.30		.20		.23
12.98	x	16.34	x	11.45	x	1.98	x	37.81	x	6.05	x	10.99	x

(3)	On May 4, 1999, the shareholders approved the reclassification of the Common stock into Class A common stock on a one for one basis. As a result, the Class A common stock is now the only class of outstanding common stock and has been renamed “Common” stock. Historical dividend and price information shown is that of the former Class A common stock.

C O N S O L I D A T E D   B A L A N C E   S H E E T S

	December 31,
(Dollars in thousands)	2002	2001
ASSETS
Cash and due from banks	$61,505	$54,097
Federal funds sold, securities purchased under agreements to resell and interest-bearing deposits with banks	55,005	56,001
Investment securities:
Securities held-to-maturity, at amortized cost (fair value of $10,685 and $10,509 in 2002 and 2001, respectively)	10,027	10,228
Securities available-for-sale, at fair value	497,458	317,161

Total investment securities	507,485	327,389
Loans, net of unearned discount	912,081	916,645
Less-allowance for loan losses	(7,351)	(6,982)

Net loans	904,730	909,663
Other real estate owned	7,944	—
Premises and equipment, net	26,530	23,466
Other assets	34,297	15,935

Total Assets	$1,597,496	$1,386,551

LIABILITIES AND SHAREHOLDERS’ EQUITY
Noninterest-bearing demand deposits	$247,806	$211,939
Interest-bearing deposits:
Savings deposits and NOW accounts	168,288	136,156
Money market accounts	149,671	166,339
Time deposits:
Under $100,000	331,694	293,302
$100,000 and over	367,272	270,230

Total interest-bearing deposits	1,016,925	866,027

Total deposits	1,264,731	1,077,966
Federal funds purchased, securities sold under agreements to repurchase and other short term debt	71,602	82,013
Treasury, tax and loan demand notes	13,035	20,000
Federal Home Loan Bank borrowings	102,000	86,000
Trust Preferred Capital Securities	18,000	6,000
Other liabilities	16,186	15,020

Total Liabilities	$1,485,554	$1,286,999

Shareholders’ Equity:
Preferred stock, no par value, authorized—100,000 shares, issued—none	—	—
Common stock, $2 par value, authorized—16,000,000 shares in 2002 and 2001, issued—7,283,256 shares in 2002 and 2001, outstanding— 6,334,141 shares in 2002 and 6,310,631 shares in 2001	14,567	14,567
Surplus	11,869	11,878
Accumulated other comprehensive income, net of tax	8,523	3,437
Retained earnings	88,374	81,336
Less cost of shares in treasury, 949,115 common shares in 2002 and 972,625 common shares in 2001	(11,391)	(11,666)

Total Shareholders’ Equity	111,942	99,552

Total Liabilities and Shareholders’ Equity	$1,597,496	$1,386,551

C O N S O L I D A T E D    S T A T E M E N T S    O F    I N C O M E

(Dollars in thousands except per share amounts)	Years Ended December 31,
	2002	2001	2000
Interest income:
Interest and fees on loans	$58,907	65,202	$60,450
Interest on securities:
U.S. Treasury and Government agencies	18,767	14,988	18,031
Obligations of states and political subdivisions	2,053	2,958	2,979
Other securities	1,839	1,332	888
Interest on Federal funds sold, securities purchased under agreements to resell and interest bearing deposits with banks	1,001	1,878	1,835

Total interest income	82,567	86,358	84,183
Interest expense:
Interest on savings deposits and NOW accounts	1,710	2,751	4,201
Interest on money market accounts	3,062	4,157	4,400
Interest on time deposits	22,380	30,558	31,465
Interest on Federal funds purchased, securities sold under agreements to repurchase and other short term debt	1,411	3,491	5,405
Interest on Treasury, tax and loan demand notes	185	637	1,019
Interest on Federal Home Loan Bank borrowings	5,390	5,206	4,286
Interest on Trust Preferred Capital Securities	981	642	202

Total interest expense	35,119	47,442	50,978

Net interest income	47,448	38,916	33,205
Provision for loan losses	14,650	1,550	900

Net interest income after provision for loan losses	32,798	37,366	32,305

Other income:
Service charges on deposit accounts	7,376	6,032	4,671
Investment management and trust fees	1,701	1,429	1,144
Merchant credit card processing fees	4,813	3,777	2,552
Gain on mortgages sold, net of commissions	814	643	177
Income from revenue sharing agreement	450	900	900
Other operating income	1,982	1,402	1,020
Investment securities gains, net	314	259	18

Total other income	17,450	14,442	10,482

Other expenses:
Salaries and employee benefits	19,610	18,810	16,171
Occupancy expense	2,188	2,035	1,797
Equipment expense	1,870	1,991	1,822
Data processing	1,727	1,488	1,217
Professional fees	1,766	766	585
Postage, stationery and supplies	1,116	963	869
Advertising and business development	1,641	1,390	1,356
Merchant credit card interchange expense	3,717	2,993	1,942
Other operating expenses	2,106	1,492	1,358

Total other expenses	35,741	31,928	27,117

Income before income taxes	14,507	19,880	15,670
Income tax expense	4,006	6,232	4,621

Net income	$10,501	13,648	$11,049

Basic earnings per share	$1.66	2.16	$1.72

Diluted earnings per share	$1.61	2.12	$1.70

DIRECTORS   AND   OFFICERS 4

Corporate Executive Officer Directors*

Eugene P. Heytow, Chairman of the Board and Chief Executive Officer 1

Richard M. Rieser, Jr., President 1

Frank M. Paris, Vice Chairman 1

Independent Directors*

John W. Ballantine, Private Investor, formerly Executive Vice President and Chief
 Risk Management Officer, First Chicago NBD Corporation 2, 3

Miriam Lutwak Fitzgerald, M.D. 3

Stuart I. Greenbaum, Dean of Olin School of Business, Washington University 2, 3

Charles J. Gries, Partner, Charles J. Gries & Company LLP
 (Certified public accountants) 1, 2, 3

Michael L. Stein, Executive Vice President and Director, Brownson, Rehmus, &
 Foxworth, Inc. (Financial counseling) 1, 3

Geoffrey R. Stone, Harry Kalven Distinguished Professor of Law, University of
 Chicago Law School, formerly Provost of the University of Chicago 2, 3

Senior Corporate Officers

Rosemarie Bouman, Vice President and Chief Financial Officer

George C. Clam, Vice President and Chief Banking Officer

Brian C. England, Vice President and Chief Marketing Officer

William E. Navolio, Vice President, General Counsel, and Secretary

*	These directors are also directors of Oak Brook Bank
[1]	Member of the FOBB Executive Committee
[2]	Member of the FOBB Audit Committee
[3]	Member of the FOBB Independent Directors Committee
[4]	This listing is as of January 29, 2003

DIRECTORS   AND   OFFICERS

Additional Oak Brook Bank Directors

George C. Clam, Vice Chairman, Oak Brook Bank

Anthony DeSantis, Managing Partner, Drury Lane Theater & Complex

Gary M. Fazzio, Senior Vice President, CB Richard Ellis, Inc.
(Real estate brokerage services)

Thomas J. Hartigan, Vice President, Hartway Management, Inc.
(Management and operation of multiple car dealerships)

Andrew Heytow, Vice President, Amalgamated Bank

Bruce Wechsler, President, Wexenthaller Realty Management, Inc.

Oak Brook Bank Senior Management

Richard M. Rieser Jr., Chairman, President, and Chief Executive Officer

George C. Clam, Vice Chairman and Chief Credit and Risk Officer

Rosemarie Bouman, Senior Executive Vice President and Chief Financial Officer

Brian C. England, Senior Executive Vice President and Chief Marketing Officer

John M. Bonino, Executive Vice President, Commercial Real Estate Lending

Darin P. Campbell, Executive Vice President, Consumer Lending

Glenn R. Krietsch, Executive Vice President, Commercial Lending

James McGrath, Executive Vice President, Commercial and Institutional Banking

William E. Navolio, Executive Vice President, General Counsel and Secretary

Susan G. Peterson, Executive Vice President, Retail Banking

Thomas S. Sawyer, Executive Vice President, Investment Management and Trust

SHAREHOLDER INFORMATION

Stock Listing

The Company’s Common Stock trades on The Nasdaq Stock Market® under the ticker symbol FOBB. As of March 13, 2003, there were 386 holders of record and approximately 1,449 beneficial shareholders.

Transfer Agent and Registrar

For answers to questions about stock transfers, changes of address, dividend payments, or lost certificates, call our transfer agent, Oak Brook Bank, at (630) 571-1050 x 255.

Market Makers

The following firms make a market in the Company’s Common Stock. Those marked with an asterisk* also are providing research coverage.

Cincinnati Stock Exchange	800-843-3924
FTN Financial Securities Corp *	615-734-6050
Goldman Sachs & Co	212-902-1000
Herzog, Heine Geduld, LLC	877-333-9183
Huntleigh Securities Corp	800-727-5405
Howe Barnes Investments, Inc. *	312-655-3000
Keefe, Bruyette & Woods, Inc	212-887-7777
Knight Securities LP	800-544-7508
McConnell Budd & Romano	973-538-7800
Merrill Lynch, Pierce, Fenner	800-637-7455
RBC Dain Rauscher	312-559-1200
Sandler, O’Neill & Partners, L.P. *	800-635-6851
Stifel, Nicolaus & Co., Inc. *	314-342-2000
Susquehanna Capital Group	610-617-2600
Trident Securities, Inc	404-249-6644
William Blair & Co	312-236-1600

Stock Data

(per share)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year

2002
Diluted net earnings	$.61	$(.37)	$.63	$.73	$1.61
Dividends paid	.12	.12	.1425	.1425	.525
High(1)	31.35	34.45	32.25	33.44	34.45
Low(1)	24.05	30.09	27.27	29.50	24.05
Close	31.15	31.57	29.73	31.42	31.42

2001
Diluted net earnings	$.46	$.50	$.56	$.60	$2.12
Dividends paid	.11	.11	.11	.12	.45
High(1)	21.38	22.25	25.50	24.15	25.50
Low(1)	17.44	18.95	20.55	20.98	17.44
Close	19.44	22.25	20.55	24.15	24.15

(1)	The prices shown represent the high and low closing sales prices for the quarter.

CORPORATE INFORMATION

Corporate Office

1400 Sixteenth Street

Oak Brook, Illinois 60523

(630) 571-1050

www.firstoakbrook.com

email—rbouman@obb.com

Annual Meeting of Shareholders

The Annual Meeting of Shareholders will be held at 10 a.m. on Tuesday, May 6, 2003, in the Conference Center in our Corporate Office at 1400 Sixteenth Street, Oak Brook, Illinois 60523.

Financial Information

The Company’s 2002 Form 10-K Annual Report and quarterly financial releases, as well as other Company information, can be accessed through our website on the Internet at www.firstoakbrook.com.

Any individual requesting a printed copy of the Company’s 2002 Form 10-K Annual Report filed with the Securities and Exchange Commission may obtain it without charge by writing to Rosemarie Bouman, Vice President and Chief Financial Officer, at the Corporate Office.

Products and Services

To receive information on our products and services, call us at 1-800-536-3000 or visit Oak Brook Bank’s Internet site at www.obb.com.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors of First Oak Brook Bancshares, Inc.:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of First Oak Brook Bancshares, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2002 (not presented herein); and in our report dated February 18, 2003, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Chicago, Illinois

February 18, 2003

Growing larger, growing stronger.

[PHOTOS OF BANK APPEAR HERE]

First Oak Brook Bancshares, Inc.

1400 Sixteenth Street, Oak Brook, IL 60523